Filed Pursuant to Rule 424(b)(3)
Registration No. 333-228765

PROSPECTUS

ONCOR ELECTRIC DELIVERY COMPANY LLC

Offers to Exchange

$350,000,000 aggregate principal amount of its 3.70% Senior Secured Notes due 2028, $318,328,000 aggregate principal amount of its 5.75% Senior Secured Notes due 2029 and $450,000,000 aggregate principal amount of its 4.10% Senior Secured Notes due 2048 (collectively, the exchange notes), each of which have been registered under the Securities Act of 1933, as amended (the Securities Act), for any and all of its outstanding 3.70% Senior Secured Notes due 2028, 5.75% Senior Secured Notes due 2029 and 4.10% Senior Secured Notes due 2048, respectively (collectively, the outstanding notes and such transactions, the exchange offers)

We are conducting the exchange offers in order to provide you with an opportunity to exchange your unregistered outstanding notes for the exchange notes that have been registered under the Securities Act.

The Exchange Offers

•	We will exchange all unregistered outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are registered under the Securities Act.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offers.

•	The exchange offers expire at 5:00 p.m., New York City time, on January 24, 2019, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of outstanding notes for exchange notes in the exchange offers will not be a taxable event for U.S. federal income tax purposes.

•

The terms of the exchange notes to be issued in the exchange offers are substantially identical to the outstanding notes of the respective series, except that the exchange notes will be registered under the Securities Act, do not have any transfer restrictions and do not have registration rights or additional interest provisions.

Results of the Exchange Offers

•

Except as prohibited by applicable law, the exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. There is no existing market for the exchange notes to be issued, and we do not plan to list the exchange notes on a national securities exchange or market.

•	We will not receive any proceeds from the exchange offers.

All untendered outstanding notes will remain outstanding and continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture governing the outstanding notes. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

Each broker-dealer that receives exchange notes for its own account in the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the broker-dealer acquired such outstanding notes as a result of market-making or other trading activities.

We have agreed to keep effective the registration statement of which this prospectus is a part until the earlier of 90 days after the completion of the exchange offers or such time as broker-dealers no longer own any notes. See “Plan of Distribution.”

See “Risk Factors” beginning on page 15 for a discussion of certain risks that you should consider before participating in the exchange offers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offers or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 21, 2018.

You should rely only on the information included in this prospectus. We have not authorized anyone to provide you with additional or different information. The prospectus may be used only for the purposes for which it has been published, and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business profile, financial condition, results of operations or prospects may have changed since that date. The representations and warranties contained in any agreement that we have filed as an exhibit to the registration statement of which this prospectus is a part or that we may publicly file in the future may contain representations and warranties made by and to the parties thereto as of specific dates. While we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the registration statement of which this prospectus is a part not misleading, those representations and warranties may be subject to exceptions and qualifications contained in separate disclosure schedules; may represent the parties’ risk allocation in the particular transaction; or may be qualified by materiality standards that differ from what may be viewed as material for securities law purposes. No offer of these securities is being made in any jurisdiction where such offer is prohibited.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before participating in the exchange offers. You should carefully read the entire prospectus, including the section entitled “Risk Factors.” See the section entitled “Available Information”. Unless the context otherwise requires or as otherwise indicated, references in this prospectus to “Oncor,” “we,” “our” and “us” refer to Oncor Electric Delivery Company LLC and/or its consolidated subsidiary as apparent in the context. References to “EFH Corp.” refer to Energy Future Holdings Corp., and/or its subsidiaries, depending on context. References to “Sempra” refer to Sempra Energy and/or its subsidiaries, depending on context. For your convenience, we have also provided a Glossary, beginning on page 161, of selected terms and abbreviations.

Our Business

We are a regulated electricity transmission and distribution company that provides the essential service of delivering electricity safely, reliably and economically to end-use consumers through our electrical systems, as well as providing transmission grid connections to merchant generation facilities and interconnections to other transmission grids in Texas. We are a direct, majority-owned subsidiary of Oncor Holdings, which is indirectly and wholly-owned by Sempra. Oncor Holdings owns 80.25% of our outstanding membership interests and Texas Transmission owns 19.75% of our outstanding membership interests. We are a limited liability company organized under the laws of the State of Delaware, formed in 2007 as the successor entity to Oncor Electric Delivery Company, a corporation formed under the laws of the State of Texas in 2001.

We operate the largest transmission and distribution system in Texas, delivering electricity to more than 3.6 million homes and businesses and operating more than 134,000 miles of transmission and distribution lines as of September 30, 2018. We provide:

•	transmission services to electricity distribution companies, cooperatives and municipalities, and

•	distribution services to REPs that sell electricity to retail customers.

Our transmission and distribution rates are regulated by the PUCT and certain cities, and in certain instances, by the FERC. We are not a seller of electricity, nor do we purchase electricity for resale. The company is managed as an integrated business; consequently, there are no reportable segments.

Our transmission and distribution assets are located principally in the north-central, eastern and western parts of Texas. This territory has an estimated population in excess of ten million representing about forty percent of the population of Texas, and comprises 99 counties and more than 400 incorporated municipalities, including Dallas/Fort Worth and surrounding suburbs, as well as Waco, Wichita Falls, Odessa, Midland, Tyler and Killeen. Most of our power lines have been constructed over lands of others pursuant to easements or along public highways, streets and rights-of-way as permitted by law. At September 30, 2018, we had approximately 3,975 full-time employees, including approximately 725 employees under collective bargaining agreements.

Ownership Structure and Ring-Fencing

Various “ring-fencing” measures that had been taken to enhance our credit quality and the separateness between the Oncor Ring-Fenced Entities and its majority owner (formerly the Texas Holdings Group and now Sempra) continue to remain in effect after the Sempra Acquisition. These measures serve to mitigate our and Oncor Holdings’ credit exposure to Sempra and to reduce the risk that our assets and liabilities or those of Oncor Holdings would be substantively consolidated with the assets and liabilities of Sempra in connection with a bankruptcy of one or more Sempra entities. Such measures include, among other things: the 19.75% equity interest held by Texas Transmission; maintenance of separate books and records for the Oncor Ring-Fenced Entities; our board of directors being comprised of a majority of independent directors; and prohibitions on the Oncor Ring-Fenced Entities providing credit support to or receiving credit support from Sempra entities. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of Sempra. None of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or contractual obligations of Sempra entities. We do not bear any liability for debt or contractual obligations of Sempra, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from Sempra. For more information on the ring-fencing measures, see “PUCT Matters Related to EFH Bankruptcy Proceedings” and Note 1 to Annual Financial Statements.

Electricity Transmission

Our electricity transmission business is responsible for the safe and reliable operations of our transmission network and substations. These responsibilities consist of the construction and maintenance of transmission facilities and substations and the monitoring, controlling and dispatching of high-voltage electricity over our transmission facilities in coordination with ERCOT.

We are a member of ERCOT, and our transmission business actively assists the operations of ERCOT and market participants. Through our transmission business, we participate with ERCOT and other member utilities to plan, design, construct and operate new transmission lines, with regulatory approval, necessary to maintain reliability, interconnect to merchant generation facilities, increase bulk power transfer capability and minimize limitations and constraints on the ERCOT transmission grid.

Transmission revenues are provided under tariffs approved by either the PUCT or, to a small degree related to an interconnection to other markets, the FERC. Network transmission revenues compensate us for delivery of electricity over transmission facilities operating at 60 kV and above. Other services we offer through our transmission business include system impact studies, facilities studies, transformation service and maintenance of transformer equipment, substations and transmission lines owned by other parties. PURA allows us to update our transmission rates periodically to reflect changes in invested capital. This “capital tracker” provision encourages investment in the transmission system to help ensure reliability and efficiency by allowing for timely recovery of and return on new transmission investments.

In November 2017, we exchanged certain of our transmission assets, consisting of 517 circuit miles of 345 kV transmission lines, for certain distribution and transmission assets of the Sharyland Entities. See “Sharyland Asset Exchange” below and Note 14 to Annual Financial Statements for more information regarding that transaction. At December 31, 2017, our transmission facilities included 5,925 circuit miles of 345kV transmission lines and 9,994 circuit miles of 138kV and 69kV transmission lines. Seventy-four generation facilities totaling 36,819 MW were directly connected to our transmission system at December 31, 2017, and 301 transmission stations and 730 distribution substations were served from our transmission system.

Electricity Distribution

Our electricity distribution business is responsible for the overall safe and efficient operation of distribution facilities, including electricity delivery, power quality and system reliability. These responsibilities consist of the ownership, management, construction, maintenance and operation of the distribution system within our certificated service area. Our distribution system receives electricity from the transmission system through substations and distributes electricity to end-users and wholesale customers through 3,505 distribution feeders.

Our distribution system included over 3.6 million points of delivery at September 30, 2018. Over the past five years, the number of distribution system points of delivery we serve, excluding lighting sites, grew an average of 1.97% (1.66% excluding the Sharyland Asset Exchange discussed below) per year, adding approximately 115,000 points of delivery in 2017, including about 55,000 distribution points of delivery as a result of the Sharyland Asset Exchange in November 2017.

We provide distribution services to approximately 90 REPs (including TXU Energy Retail Company LLC (TXU Energy), formerly an affiliated entity until October 2016) and certain electric cooperatives in our certificated service area. The consumers of the electricity we deliver are free to choose their electricity supplier from REPs who compete for their business.

Requests to recover distribution-related investments are generally included in our rate reviews. However, provisions in existing legislation also allow us to file, under certain circumstances, up to four rate adjustments between rate reviews in order to recover distribution-related investments on an interim basis. We filed our first DCRF on April 5, 2018 requesting a $19 million increase in annual distribution revenues. On June 13, 2018, we filed an unopposed stipulation that reduced the annual distribution revenue increase from $19 million to $15 million. The distribution tariffs became effective September 1, 2018.

EFH Bankruptcy Proceedings and Change in Indirect Ownership of Oncor

In April 2014, EFH Corp. and the substantial majority of its direct and indirect subsidiaries at the time, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings. In 2016, pursuant to a plan of reorganization confirmed by the bankruptcy court, the TCEH Debtors exited bankruptcy pursuant to the Vistra Spin-Off. As a result of the Vistra Spin-Off, Vistra and its subsidiaries, including Luminant and TXU Energy, ceased to be related parties of ours as of October 3, 2016. See Note 12 to Annual Financial Statements and Note 11 to Interim Financial Statements for details of Oncor’s related-party transactions with members of the Texas Holdings Group. In connection with the plans of reorganization in the EFH

Bankruptcy Proceedings, on March 9, 2018, Sempra acquired the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH in the Sempra Acquisition, as discussed in further detail below.

Sempra Acquisition

In August 2017, EFH Corp. and EFIH entered into an Agreement and Plan of Merger (Sempra Merger Agreement) with Sempra and one of its wholly-owned subsidiaries (collectively, the Sempra Parties) that contemplated the Sempra Parties acquiring the ownership interests in Oncor that were indirectly held by EFH Corp. The Sempra Acquisition closed on March 9, 2018. As a result of the Sempra Acquisition, EFH Corp. merged with an indirect subsidiary of Sempra, with EFH Corp. (renamed STH) continuing as the surviving company and an indirect, wholly-owned subsidiary of Sempra. The Sempra Merger Agreement did not impose any conditions on the EFH Debtors regarding Texas Transmission’s minority interest in Oncor. Accordingly, the Sempra Merger Agreement provided for the acquisition by Sempra of the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH (renamed STIH). In accordance with the Sempra Merger Agreement, Sempra paid cash consideration of approximately $9.45 billion to acquire the indirect 80.03% outstanding membership interest in Oncor. The consideration was funded by a combination of fixed and floating rate notes, equity issuances, commercial paper and cash from operations. In addition, in a separate transaction, Oncor Holdings acquired 0.22% of the outstanding membership interests in Oncor from Investment LLC. After the Sempra Acquisition, Texas Transmission continued to own 19.75% of Oncor’s outstanding membership interests. The Sempra Acquisition was consummated on March 9, 2018 after obtaining the approval of the bankruptcy court in the EFH Bankruptcy Proceedings, the Federal Communications Commission and the PUCT.

Pursuant to the terms of the Sempra Merger Agreement, in October 2017, Oncor and Sempra filed in PUCT Docket No. 47675 a joint application with the PUCT seeking certain regulatory approvals with respect to the transactions contemplated by the amended joint plan of reorganization filed in September 2017 by the EFH Debtors (Sempra Plan). At its open meeting on March 8, 2018, the PUCT approved a final order adopting a settlement stipulation allowing the Sempra Acquisition to proceed. For more information regarding the Sempra Settlement Stipulation and the proceedings in PUCT Docket No. 47675, see “PUCT Matters Relating to EFH Bankruptcy Proceedings – Sempra PUCT Proceedings” below.

In connection with the closing of the Sempra Acquisition, Oncor’s Limited Liability Company Agreement was amended and restated in its entirety on March 9, 2018. The Limited Liability Company Agreement, among other things, provides for the management of Oncor by a board of directors consisting of 13 members, including seven “disinterested directors” (as defined in the Limited Liability Company Agreement), two directors designated indirectly by Sempra, two directors designated by Texas Transmission (subject to certain conditions) and two directors that are current or former officers of Oncor.

Management Equity Purchase

On March 9, 2018, Oncor entered into an Interest Transfer Agreement (OMI Agreement) with Investment LLC, Oncor Holdings and Sempra. Pursuant to the 2008 Equity Interests Plan for Key Employees of Oncor Electric Delivery Company LLC and its affiliates, certain members of Oncor’s management, including Oncor’s executive officers and independent directors on Oncor’s board of directors, were granted the opportunity to purchase Class B equity interests (Class B Interests) in Investment LLC, an entity whose only assets consist of equity interests in Oncor. Investment LLC held 1,396,008 of the outstanding limited liability company interests in Oncor (OMI Interests), which represented 0.22% of the outstanding membership interests in Oncor. For a description of the amounts of Class B Interests that were beneficially owned by members of Oncor’s board of directors and each of Oncor’s named executive officers, see “Security Ownership of Certain Beneficial Owners and Management and Related Equity Holder Matters – Security Ownership of Certain Beneficial Owners and Management.”

Pursuant to the OMI Agreement, in connection with the closing of the Sempra Acquisition, Investment LLC transferred to Oncor Holdings all of the OMI Interests in exchange for approximately $26 million in cash, representing approximately $18.60 for each OMI Interest.

PUCT Matters Related to EFH Bankruptcy Proceedings

Previous Merger Agreement PUCT Proceedings

Prior to consummation of the Sempra Acquisition, EFH Corp. entered into various merger agreements, which failed to close, with other parties in connection with the EFH Bankruptcy Proceedings and the potential transfer of its indirect ownership interest in Oncor. For a summary of those merger agreements and related PUCT proceedings, see Note 2 to Annual Financial Statements.

Sempra PUCT Proceedings

Pursuant to the terms of the Sempra Merger Agreement, in October 2017 Oncor and Sempra filed in PUCT Docket No. 47675 a joint application with the PUCT seeking certain regulatory approvals with respect to the Sempra Plan. In December 2017, Oncor and Sempra entered into a stipulation with the Staff of the PUCT, the Office of Public Utility Counsel, the Steering Committee of Cities Served by Oncor and the Texas Industrial Energy Consumers reflecting the parties’ settlement of all issues in the PUCT proceeding regarding the joint application. On January 5, 2018, Oncor, Sempra and the Staff of the PUCT made a joint filing with the PUCT requesting that the PUCT approve the acquisition, consistent with the governance, regulatory and operating commitments in a revised stipulation joined by two additional parties. On January 23, 2018, Oncor and Sempra filed an additional revision to the revised stipulation (Sempra Settlement Stipulation) and announced that two more parties had joined in the Sempra Settlement Stipulation. On February 2, 2018, Oncor and Sempra announced that all of the intervenors in PUCT Docket No. 47675 had signed on to the Sempra Settlement Stipulation. At its February 15, 2018 open meeting, the PUCT directed PUCT Staff to prepare an order based on the Sempra Settlement Stipulation for consideration by the PUCT at its open meeting on March 8, 2018. At the open meeting, the PUCT approved the final order.

The parties to the Sempra Settlement Stipulation agreed that Sempra’s acquisition of EFH Corp. was in the public interest and would bring substantial benefits. The Sempra Settlement Stipulation requested that the PUCT approve the Sempra Acquisition. The joint application filed with the PUCT and the Sempra Settlement Stipulation outline certain ring-fencing measures, governance mechanisms and restrictions that apply after the Sempra Acquisition. As a result of these ring-fencing measures, Sempra does not control Oncor, and the ring-fencing measures limit Sempra’s ability to direct the management, policies and operations of Oncor, including the deployment or disposition of Oncor’s assets, declarations of dividends, strategic planning and other important corporate issues and actions. These limitations include limited representation on the board of directors of Oncor.

Pursuant to the order issued by PUCT in PUCT Docket No. 47675 with respect to its approval of the transaction contemplated by the Sempra Plan (Sempra Order), following the consummation of the Sempra Acquisition, the board of directors of Oncor is required to consist of thirteen members and be constituted as follows:

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seven members, which we refer to as disinterested directors, (i) shall be independent directors in all material respects under the rules of the New York Stock Exchange in relation to Sempra and its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have no material relationship with Sempra or its affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings at the time of the Sempra Acquisition or within the previous ten years;

•	two members shall be designated by Sempra (through Oncor Holdings);

•	two members shall be appointed by Texas Transmission; and

•

two members shall be current or former officers of Oncor (the Oncor Officer Directors), initially Robert S. Shapard and E. Allen Nye, Jr., who are the chairman of the Oncor board and chief executive of Oncor, respectively.

In order for a current or former officer of Oncor to be eligible to serve as an Oncor Officer Director, such officer cannot have worked for Sempra or any of its affiliates (excluding Oncor Holdings and Oncor) or any other entity with a direct or indirect ownership interest in Oncor or Oncor Holdings in the ten-year period prior to such officer being employed by Oncor. Oncor Holdings, at the direction of STIH (a subsidiary of STH, which is a wholly-owned indirect subsidiary of, and controlled by, Sempra following the Sempra Acquisition), has the right to nominate and/or seek the removal of the Oncor Officer Directors, with such nomination or removal subject to approval by a majority of the Oncor board of directors.

In addition, the Sempra Order provides that Oncor’s board cannot be overruled by the board of Sempra or any of its subsidiaries on dividend policy, the issuance of dividends or other distributions (except for contractual tax payments), debt issuance, capital expenditures, operation and maintenance expenditures, management and service fees, and appointment or removal of board members, provided that certain actions may also require the additional approval of the Oncor Holdings board of directors. The Sempra Order also provides that any changes to the size, composition, structure or rights of the board must first be approved by the PUCT. In addition, if Sempra acquires Texas Transmission’s interest in Oncor, the two board positions on Oncor’s board of directors that Texas Transmission is entitled to appoint shall be eliminated and the size of Oncor’s board of directors will be reduced by two.

See Note 2 to Interim Financial Statements for information on additional regulatory commitments, governance mechanisms and restrictions provided in the Sempra Order.

Sharyland Asset Exchange

On July 21, 2017, we entered into an Agreement and Plan of Merger by and among the Sharyland Entities, Oncor, and Oncor AssetCo LLC, a Texas limited liability company and wholly-owned subsidiary of Oncor. Pursuant to that agreement, on November 9, 2017, we exchanged approximately $383 million of our transmission assets, consisting of 517 circuit miles of 345 kV transmission lines, and approximately $25 million in cash for approximately $408 million of the Sharyland Entities’ distribution assets (constituting substantially all of their electricity distribution business) and certain of their transmission assets. The Sharyland Asset Exchange expanded our customer base in west Texas and provides some potential growth opportunities of the distribution network. The transaction for assets between Oncor and the Sharyland Entities was structured to qualify, in part, as a simultaneous tax deferred like kind exchange of assets to the extent that the assets exchanged are of “like kind” (within the meaning of section 1031 of the Code). We do not expect that the Sharyland Asset Exchange will have a material effect on our results of operations, financial position or cash flows.

Rate Review Settlement

We filed a rate review in PUCT Docket No. 46957 in March 2017, and the PUCT issued an order in that docket in October 2017 that took effect on November 27, 2017. As a result of the PUCT order, our annual distribution and transmission base rate revenues, net of eliminations, are expected to increase approximately $65 million excluding the impacts of the Sharyland Asset Exchange and the TCJA. The order also requires us to record as a regulatory liability instead of revenue the amount that we collect through our approved tariffs for federal income taxes that is above the new corporate federal income rate. We estimate that incorporating the new corporate federal income tax rate in our approved rate settlement agreement would have reduced our annual revenues and our tax expense by approximately $125 million. Other significant findings include a change in our authorized return on equity to 9.8% and a change in our authorized regulatory capital structure to 57.5% debt to 42.5% equity. Our previous authorized return on equity was 10.25% with an authorized regulatory capital structure of 60% debt to 40% equity. The PUCT order required us to record a regulatory liability from November 27, 2017 until the new authorized regulatory capital structure was met to reflect our actual capitalization prior to achieving the authorized capital structure. Our authorized regulatory capital structure was met in May 2018, and therefore we ceased accruing amounts to the capital structure refund regulatory liability as of that time. The regulatory liability of $6 million was approved on September 14, 2018 in PUCT Docket No. 48522, and the liability was subsequently returned to customers in September 2018 through the capital structure refund mechanism approved in the PUCT rate review docket.

Pending InfraREIT Acquisition

On October 18, 2018, we entered into the InfraREIT Merger Agreement pursuant to which we will acquire all of the equity of InfraREIT and its subsidiary, InfraREIT Partners, subject to the conditions discussed below. The InfraREIT Acquisition will occur through the merger of InfraREIT with and into a newly formed wholly owned subsidiary of Oncor, followed by the merger of another newly formed wholly owned subsidiary of Oncor with and into InfraREIT Partners. InfraREIT’s stockholders and the limited partners of InfraREIT Partners will receive $21.00 in cash per share of common stock or limited partnership unit, as applicable. Total purchase price based on the number of shares and partnership units of InfraREIT and InfraREIT Partners currently outstanding is approximately $1.275 billion, plus we will bear certain transaction costs incurred by InfraREIT (including a management agreement termination fee of approximately $40.5 million that InfraREIT has agreed to pay Hunt Consolidated, Inc. at closing). The acquisition also includes InfraREIT’s outstanding debt, which totaled an aggregate of approximately $945 million at September 30, 2018.

In connection with entering into the InfraREIT Merger Agreement, we have received a commitment letter from Sempra and certain indirect equity holders of Texas Transmission (collectively, Equity Commitment Parties), pursuant to which, subject to the terms and conditions set forth therein, the Equity Commitment Parties have committed to provide their pro rata share of capital contributions to us in an aggregate principal amount of up to $1.330 billion, to fund the cash consideration payable by us in the InfraREIT Acquisition and the payment of related fees and expenses. The funding provided for in the commitment letter is contingent on the satisfaction of customary conditions, including the substantially simultaneous closing of the transactions contemplated by the InfraREIT Merger Agreement, but is not a condition to the closing of the InfraREIT Acquisition.

As a condition to the InfraREIT Acquisition, InfraREIT’s subsidiary, SDTS, and SDTS’s tenant, SU, will complete an asset exchange (SDTS-SU Asset Exchange) immediately prior to the closing of the InfraREIT Acquisition, pursuant to which SDTS will exchange certain of its south Texas assets for certain assets owned by SU. As result, upon closing of the InfraREIT Acquisition, we will own all of SDTS’s and SU’s assets and projects in north, central and west Texas and SU will own its and SDTS’s assets in south Texas.

In addition, as a condition to the closing of the SDTS-SU Asset Exchange, Sempra will acquire an indirect 50 percent limited partnership interest in SU (Sempra-SU Transaction). As a result of the Sempra-SU Transaction, SU will be our affiliate for purposes of PUCT rules. The SDTS-SU Asset Exchange also contemplates that at closing we and SU will enter into a future development agreement and, subject to receipt of certain PUCT approvals, an operation and maintenance agreement. The future development agreement addresses ownership and funding of potential future SU transmission projects, under certain circumstances, where at least one endpoint of the project is a legacy SDTS asset. Oncor and SU will each own and fund certain percentages of the project depending on the project type and location of the transmission project’s endpoints. The operation and maintenance agreement provides that we will provide to SU certain operations and maintenance services with respect to the SU assets in south Texas. Such services will be provided by us to SU at cost without a markup or profit.

Closing of the InfraREIT Acquisition is subject to the satisfaction of customary closing conditions, including, among others, (i) obtaining the approval of InfraREIT stockholders, (ii) the absence of certain make-whole, prepayment, accelerated payment obligations, or events of default with respect to certain notes of InfraREIT subsidiaries and obtaining of consents to certain amendments to the terms of the applicable notes, (iii) the satisfaction of certain regulatory conditions, including the receipt of the approval of the PUCT and the FERC, (iv) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (v) clearance by the Committee on Foreign Investment in the United States.

Oncor, InfraREIT and InfraREIT Partners have agreed to use their respective reasonable best efforts, subject to certain exceptions, to consummate the InfraREIT Acquisition as promptly as practicable. The InfraREIT Merger Agreement provides, among other items, that no later than 45 days after October 18, 2018, the parties will submit to the PUCT a single, integrated Joint Application for Sale, Transfer or Merger and requests for other necessary approvals required to effect the InfraREIT Acquisition. That filing was made on November 30, 2018.

Notice of Corporate Separateness

We and our majority equity investor, Sempra, have implemented certain structural and operational “ring-fencing” measures that are intended to further separate us from Sempra. See this “Prospectus Summary” section for more information regarding these “ring-fencing” measures. By your receipt of this prospectus, you acknowledge the receipt of the notice of corporate separateness given hereby.

We are a limited liability company organized under the laws of the State of Delaware, formed in 2007 as the successor entity to Oncor Electric Delivery Company, formerly known as TXU Electric Delivery Company, a corporation formed under the laws of the State of Texas in 2001. Our principal executive offices are located at 1616 Woodall Rodgers Freeway, Dallas, TX 75202. The telephone number of our principal executive offices is (214) 486-2000. Our Internet address is http://www.oncor.com. Information on our website or available by hyperlink from our website does not constitute part of this prospectus.

The Exchange Offers

On August 10, 2018, we issued $350,000,000 aggregate principal amount of 3.70% Senior Secured Notes due 2028 (outstanding 2028 notes) and $450,000,000 aggregate principal amount of 4.10% Senior Secured Notes due 2048 (outstanding 2048 notes) in a private offering. On November 30, 2018, pursuant to an exchange offer, we issued $318,328,000 aggregate principal amount of 5.75% Senior Secured Notes due 2029 (outstanding 2029 notes, and collectively with the outstanding 2028 notes and the outstanding 2048 notes, the outstanding notes) in exchange for an equal principal amount of our then-outstanding 7% debentures due 2022. The term “2028 exchange notes” refers to the 3.70% Senior Secured Notes due 2028, the term “2029 exchange notes” refers to the 5.75% Senior Secured Notes due 2029 and the term “2048 exchange notes” refers to the 4.10% Senior Secured Notes due 2048, each as registered under the Securities Act that are subject to the exchange offers, and all of which collectively are referred to as the “exchange notes.” The term “notes” collectively refers to the outstanding notes and the exchange notes.

General

In connection with the private offering of the outstanding 2028 notes and the outstanding 2048 notes and the exchange offer for the outstanding 2029 notes, we entered into registration rights agreements with the initial purchasers or dealer-managers, as applicable, in such offerings pursuant to which we agreed, among other things, to deliver this prospectus to you and to use commercially reasonable efforts to complete the exchange offers within 315 days after the date of original issuance of the applicable outstanding notes. You are entitled to exchange in the exchange offers your outstanding notes for the exchange notes that are identical in all material respects to the outstanding notes except:

•  the exchange notes have been registered under the Securities Act;

•  the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the applicable registration rights agreement; and

•  the additional interest provision of the applicable registration rights agreement is not applicable.

The Exchange Offers

We are offering to exchange:

•  $350,000,000 aggregate principal amount of 3.70% Senior Secured Notes due 2028 that have been registered under the Securities Act for any and all of our existing restricted 3.70% Senior Secured Notes due 2028;

•  $318,328,000 aggregate principal amount of 5.75% Senior Secured Notes due 2029 that have been registered under the Securities Act for any and all of our existing restricted 5.75% Senior Secured Notes due 2029; and

•  $450,000,000 aggregate principal amount of 4.10% Senior Secured Notes due 2048 that have been registered under the Securities Act for any and all of our existing restricted 4.10% Senior Secured Notes due 2048.

You may only exchange outstanding notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

Resale

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offers in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•  you are acquiring the exchange notes in the ordinary course of your business; and

•  you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes and that you are not our affiliate and did not purchase your outstanding notes from us or any of our affiliates. See “Plan of Distribution.”

Any holder of outstanding notes who:

•  is our affiliate;

•  does not acquire exchange notes in the ordinary course of its business; or

•  tenders its outstanding notes in the exchange offers with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in Shearman & Sterling (available July 2, 1993), or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Our belief that the exchange notes may be offered for resale without compliance with the registration or prospectus delivery provisions of the Securities Act is based on interpretations of the SEC for other exchange offers that the SEC expressed in some of its no-action letters to other issuers in exchange offers like ours. We cannot guarantee that the SEC would make a similar decision about our exchange offers. If our belief is wrong, or if you cannot truthfully make the representations mentioned above, and you transfer any exchange note issued to you in the exchange offers without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from such requirements, you could incur liability under the Securities Act. We are not indemnifying you for any such liability.

Expiration Date	The exchange offers will expire at 5:00 p.m., New York City time, on January 24, 2019, unless extended by us. We do not currently intend to extend the expiration date.

Withdrawal	You may withdraw the tender of your outstanding notes at any time prior to the expiration of the exchange offers. We will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offers.

Conditions to the Exchange Offers	Each exchange offer is subject to customary conditions. We reserve the right to waive any defects, irregularities or conditions to exchange as to particular outstanding notes. See “The Exchange Offers—Conditions to the Exchange Offers.”

Procedures for Tendering Outstanding Notes

If you wish to participate in any of the exchange offers, you must either:

•  complete, sign and date the applicable accompanying letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in this prospectus and the letter of transmittal, and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth on the cover page of the letter of transmittal; or

•  if you hold outstanding notes through The Depository Trust Company (DTC), comply with DTC’s Automated Tender Offer Program procedures described in this prospectus, by which you will agree to be bound by the letter of transmittal.

By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•  you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•  you have no arrangement or understanding with any person to participate in the distribution of the exchange notes;

•  you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

•  you are acquiring the exchange notes in the ordinary course of your business;

•  if you are a broker-dealer, that you did not purchase your outstanding notes from us or any of our affiliates; and

•  if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in any of the exchange offers, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available, or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offers—Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of, the exchange offers, we will have fulfilled a covenant under the applicable registration rights agreement. Accordingly, there will be no increase in the applicable interest rate on the outstanding notes under the circumstances described in such registration rights agreement. If you do not tender your outstanding notes in any of the exchange offers, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the Indenture (as defined below), except we will not have any further obligation to you to provide for the exchange and registration of untendered outstanding notes under the applicable registration rights agreement. To the extent that outstanding notes are tendered and accepted in the exchange offers, the trading market for outstanding notes that are not so tendered and accepted could be adversely affected.

Consequences of Failure to Exchange	All untendered outstanding notes will remain outstanding and continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the Indenture. In general, the outstanding notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

United States Federal Income Tax Consequences	The exchange of outstanding notes for exchange notes in the exchange offers will not be a taxable event for U.S. federal income tax purposes. See “Summary of Material United States Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in the exchange offers. See “Use of Proceeds.”

Exchange Agent	The Bank of New York Mellon Trust Company, N.A. is the exchange agent for the exchange offers. Any questions and requests for assistance, requests for additional copies of this prospectus or of the applicable letter of transmittal and requests for the notice of guaranteed delivery should be directed to the exchange agent. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offers—Exchange Agent.”

The Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the outstanding notes and exchange notes. The exchange notes will have terms identical in all material respects to the respective series of outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement.

Securities Offered

$1,118,328,000 aggregate principal amount of exchange notes consisting of:

•  $350,000,000 principal amount of 2028 exchange notes;

•  $318,328,000 principal amount of 2029 exchange notes; and

•  $450,000,000 principal amount of 2048 exchange notes.

Maturity Date

The exchange notes will mature on each of the following dates:

•  November 15, 2028 for the 2028 exchange notes;

•  March 15, 2029 for the 2029 exchange notes; and

•  November 15, 2048 for the 2048 exchange notes.

Indenture	We will issue the exchange notes under the Indenture, dated as of August 1, 2002, as amended and supplemented (the Indenture), between us and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as trustee (the Trustee).

Interest Rate	The 2028 exchange notes, 2029 exchange notes and 2048 exchange notes will bear interest at an annual rate equal to 3.70%, 5.75% and 4.10%, respectively. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months, and with respect to any period less than a full month, on the basis of the actual number of days elapsed during the period.

Interest Payment Dates	Interest on the exchange notes will accrue from the most recent date to which interest has been paid, or if no interest has been paid, from and including August 10, 2018 for the 2028 exchange notes and the 2048 exchange notes, and November 30, 2018 for the 2029 exchange notes. We will pay interest in U.S. dollars on the exchange notes semi-annually on:

•  May 15 and November 15 of each year, beginning on November 15, 2018 for the 2028 exchange notes and the 2048 exchange notes; and

•  March 15 and September 15 of each year, beginning on March 15, 2019 for the 2029 exchange notes.

Ranking	The exchange notes will be senior secured obligations of Oncor and will rank pari passu with our other secured indebtedness. The exchange notes will be senior in right of payment to all subordinated indebtedness. At September 30, 2018 and November 30, 2018, we had $6.126 billion principal amount of senior secured debt outstanding, which is secured by the Collateral (as defined below).

Collateral	Our obligations under the exchange notes will be secured by a lien on certain of our transmission and distribution assets, mortgaged under our deed of trust (as amended, Deed of Trust), dated as of May 15, 2008, from us to The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as collateral agent, as described in the Deed of Trust (Collateral). See “Description of the Notes — Security.”

Optional Redemption	We may at our option redeem all or part of the exchange notes at the respective “make-whole” redemption prices discussed in this prospectus under “Description of the Notes — Optional Redemption,” plus accrued and unpaid interest to but excluding the date fixed for redemption.

Limitation of Secured Debt	If any of the exchange notes are outstanding under the Indenture, we will not issue, incur or assume any debt secured by a lien upon any of our property (other than Excepted Property, as defined in the Indenture), except for certain permitted secured debt, unless the exchange notes are also secured by that lien, without the consent of the holders of a majority in principal amount of all outstanding securities issued under the Indenture, including the exchange notes. See “Description of the Notes — Limitation on Secured Debt.”

Risk Factors	You should consider carefully all of the information set forth in this prospectus prior to exchanging your outstanding notes. In particular, we urge you to consider carefully the factors set forth under the heading “Risk Factors.”

No Prior Market	The exchange notes have no established trading market. We have not listed and do not intend to list any of the exchange notes on any securities exchange. Certain financial institutions have informed us that they intend to make a market in the exchange notes. However, these financial institutions may cease their market-making efforts at any time. If no active trading market exists, you may not be able to resell the exchange notes at their fair market value or at all.

Summary Consolidated Financial Data of Oncor and Subsidiary

The following table sets forth our summary historical consolidated financial data as of and for the periods indicated. The summary financial data as of September 30, 2018 and September 30, 2017 and for the nine months ended September 30, 2018 and 2017 have been derived from our Interim Financial Statements. The summary financial data as of December 31, 2017 and 2016 and for each of the three fiscal years ended December 31, 2017, 2016 and 2015, have been derived from our Annual Financial Statements. The summary financial data as of September 30, 2017, December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 have been derived from our historical consolidated financial statements that are not included in this prospectus.

The summary consolidated financial data should be read in conjunction with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

	At September 30,		At December 31,
	2018	2017	2017	2016	2015	2014	2013
	(millions of dollars, except ratios)
Total assets (a)	$22,736	$21,608	$22,120	$20,811	$19,287	$19,029	$18,198
Property, plant & equipment — net	15,782	14,587	14,879	13,829	13,024	12,463	11,902
Goodwill	4,064	4,064	4,064	4,064	4,064	4,064	4,064
Capitalization:
Long-term debt, less amounts due currently (a)	$5,836	$5,566	$5,567	$5,515	$5,646	$4,964	$5,345
Membership interests	8,447	7,820	7,903	7,711	7,508	7,518	7,409

Total	$14,283	$13,386	$13,470	$13,226	$13,154	$12,482	$12,754

Capitalization ratios (b):
Long-term debt, less amounts due currently (a)	40.9%	41.6%	41.3%	41.7%	42.9%	39.8%	41.9%
Membership interests (a)	59.1%	58.4%	58.7%	58.3%	57.1%	60.2%	58.1%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)

Certain of the financial information at each of December 31, 2014 and 2013 has been recast to reflect the application of Accounting Standards Update No. 2015-03, Simplifying the Presentation of Debt Issuance Costs.

(b)

For purposes of reporting to the PUCT, the regulatory capitalization ratio at September 30, 2018 and December 31, 2017 was 56.3% debt to 43.7% equity and 59.4% debt to 40.6% equity, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Available Liquidity/Credit Facility,” Note 9 to Interim Financial Statements and Note 9 to Annual Financial Statements for additional information regarding regulatory capitalization ratios.

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(millions of dollars, except ratios)
Operating revenues	$3,106	$2,967	$3,958	$3,920	$3,878	$3,822	$3,552
Net income	$426	$343	$419	$431	$432	$450	$432
Capital expenditures	$1,345	$1,234	$1,631	$1,352	$1,154	$1,107	$1,079
Ratio of earnings to fixed charges	2.98	3.00	2.92	2.97	3.00	3.01	2.76
Embedded interest cost on long-term debt — end of period (a)	5.3%	5.5%	5.5%	5.6%	5.8%	6.2%	6.4%

(a)

Represents the annual interest and amortization of any discounts, premiums, issuance costs (including the effects of interest rate hedges) and any deferred gains/losses on reacquisitions divided by the carrying value of the debt plus or minus the unamortized balance of any discounts, premiums, issuance costs (including the effects of interest rate hedges) and gains/losses on reacquisitions at the end of the year.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before deciding to participate in the exchange offers. Any of these risks could materially and adversely affect our business, financial condition, operating results or cash flow; however, these risks are not our only risks. In such a case, the trading price of the exchange notes could decline or we may not be able to make payments of interest and principal on the exchange notes, and you may lose all or part of your original investment.

Risks Related to Our Business

Our business is subject to ongoing complex governmental regulations and legislation that have impacted, and will continue in the future to impact, our business and/or results of operations.

Our business operates in a changing market environment influenced by various state and federal legislative and regulatory initiatives regarding the restructuring of the energy industry. We will need to continually adapt to these changes.

Our business is subject to changes in state and federal laws (including PURA, the Federal Power Act, the Public Utility Regulatory Policies Act of 1978 and the Energy Policy Act of 2005), changing governmental policy and regulatory actions (including by the PUCT, the NERC, the Texas RE, the TCEQ, the FERC and the EPA) and the rules, guidelines and protocols of ERCOT with respect to matters including, but not limited to, market structure and design, construction and operation of transmission and distribution facilities, acquisition, disposal, depreciation and amortization of regulated assets and facilities, recovery of costs and investments, return on invested capital and environmental matters. Changes in, revisions to, or reinterpretations of existing laws and regulations and other regulatory actions may have an adverse effect on our business and/or results of operations and we could be exposed to increased costs to comply with the more stringent requirements or new interpretations and to potential liability for customer refunds, penalties or other amounts.

In addition, if it is determined that we did not comply with applicable statutes, regulations, rules, tariffs or orders and we are ordered to pay a material amount in customer refunds, penalties or other amounts, our financial condition, results of operations and cash flow would be materially adversely affected. For example, under the Energy Policy Act of 2005, the FERC can impose penalties (up to $1 million per day per violation) for failure to comply with mandatory electric reliability standards, including standards to protect the power system against potential disruptions from cyber and physical security breaches. In addition, the PUCT may impose penalties on us if it finds that we violated any law, regulation, PUCT order or other rule or requirement. The PUCT has the authority to impose penalties of up to $25,000 per day per violation.

The Texas Legislature meets every two years, and the next regular session will convene in January 2019. The Texas Legislature is not scheduled to meet during 2018. However, at any time, the governor of Texas may convene a special session of the Legislature. During any regular or special session, bills may be introduced that if adopted could materially and adversely affect our business and our business prospects. During the 2017 regular and special legislative sessions, no legislation passed that is expected to have a material impact on our financial position, results of operations or cash flows.

The rates of our electricity delivery business are subject to regulatory review and may be reduced below current levels, which could adversely impact our financial condition and results of operations.

The rates we charge are regulated by the PUCT and certain cities and are subject to cost-of-service regulation and annual earnings oversight. This regulatory treatment does not provide any assurance as to achievement of earnings levels. Our rates are regulated based on an analysis of our costs and capital structure, as reviewed and approved in a regulatory proceeding. While rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital, there can be no assurance that the PUCT will judge all of our costs to have been prudently incurred, that the PUCT will not reduce the amount of invested capital included in the capital structure that our rates are based upon, or that the regulatory process in which rates are determined will always result in rates that will produce full recovery of our costs, including regulatory assets reported in the balance sheet, and the return on invested capital allowed by the PUCT.

Attacks on our infrastructure or other events that disrupt or breach our cyber/data or physical security measures could have an adverse impact on our reputation, disrupt business operations and expose us to significant liabilities including penalties for failure to comply with federal, state or local statutes and regulations, which could have a material effect on our results of operations, liquidity and financial condition.

A breach of cyber/data security measures that impairs our information technology infrastructure could disrupt normal business operations and affect our ability to control our transmission and distribution assets, access customer information and limit communication with third parties. While we have controls in place designed to protect our information technology infrastructure and have not had any significant breaches to date, any loss of confidential or proprietary data through a breach could adversely affect our reputation, expose us to material legal and regulatory claims, impair our ability to execute on business strategies and/or materially affect our results of operations, liquidity and financial condition.

A physical attack on our transmission and distribution infrastructure could also interfere with normal business operations and affect our ability to control our transmission and distribution assets. While we have security measures in place designed to protect our transmission and distribution system and have not had any significant security breaches, a physical security breach could adversely affect our reputation, expose us to material regulatory penalties and/or materially affect our results of operations, liquidity and financial condition.

Under the Energy Policy Act of 2005, the FERC can impose penalties (up to $1 million per day per violation) for failure to comply with mandatory electric reliability standards, including standards to protect the power system against potential disruptions from cyber and physical security breaches.

We participate in industry groups and discussions with regulators to remain current on emerging threats and mitigating techniques. These groups include, but are not limited to: the U.S. Cyber Emergency Response Team, the National Electric Sector Cyber Security Organization, the Department of Homeland Security, the U.S. Nuclear Regulatory Commission and NERC. We also apply the knowledge gained by continuing to invest in technology, processes, security measures and services to detect, mitigate and protect our assets, both physical and cyber. These investments include upgrades to network architecture and physical security measures, regular intrusion detection monitoring and compliance with emerging industry regulation.

Our capital deployment program may not be executed as planned, which could adversely impact our financial condition and results of operations.

There can be no guarantee that the execution of our capital deployment program for our electricity delivery facilities will be successful, and there can be no assurance that the capital investments we intend to make in connection with our electricity delivery business will produce the desired reductions in cost and improvements to service and reliability. Furthermore, there can be no guarantee that our capital investments will ultimately be recoverable through rates or, if recovered, that they will be recovered on a timely basis. For more information regarding the limitation on recovering the value of investments using rates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Risks and Challenges” and “– Regulation and Rates.”

Market volatility may impact our business and financial condition in ways that we currently cannot predict.

Because our operations are capital intensive, we expect to rely over the long-term on access to financial markets as a significant source of liquidity for capital requirements not satisfied by cash-on-hand, operating cash flows or our revolving credit facility (Credit Facility). Considering our construction plans to service our growing customer base and ERCOT needs, it is likely we will incur additional debt. In addition, we may incur additional debt in connection with other investments in infrastructure or technology, such as smart grid systems. Our ability to access the capital or credit markets may be severely restricted at a time when we would like, or need, to access those markets, which could have an impact on our flexibility to react to changing economic and business conditions. In addition, the cost of debt financing may be materially and adversely impacted by these market conditions. Even if we are able to obtain debt financing, we may be unable to recover in rates some or all of the costs of such debt financing if they exceed our PUCT-approved cost of debt determined in our most recent rate review or subsequent rate reviews. Accordingly, there can be no assurance that the capital and credit markets will continue to be a reliable or acceptable source of short-term or long-term financing for us. Additionally, disruptions in the capital and credit markets could have a broader impact on the economy in general in ways that could lead to reduced electricity usage, which could have a negative impact on our revenues, or have an impact on our customers, counterparties and/or lenders, causing them to fail to meet their obligations to us.

Adverse actions with respect to our credit ratings could negatively affect our ability to access capital.

Our access to capital markets and our cost of debt could be directly affected by our credit ratings. Any adverse action with respect to our credit ratings could generally cause borrowing costs to increase and the potential pool of investors and funding sources to decrease. If credit rating agencies were to change their views of our independence from Sempra, our credit ratings could decline. Despite our ring-fencing measures, rating agencies have in the past taken, and could in the future take, an adverse action with respect to our credit ratings in response to financing and liability management activities by, or restructuring transactions involving, our majority owner.

Most of our large suppliers and counterparties require an expected level of creditworthiness in order for them to enter into transactions with us. If our credit ratings decline, the costs to operate our business could increase because counterparties could require the posting of collateral in the form of cash-related instruments, or counterparties could decline to do business with us.

We are subject to mandatory reliability standards and periodic audits of our compliance with those standards. Efforts to comply with those standards could subject us to higher operating costs and/or increased capital expenditures, and non-compliance with applicable standards could subject us to penalties that could have a material effect on our business.

The FERC has jurisdiction with respect to ensuring the reliability of electric transmission service, including transmission facilities owned by utilities within ERCOT. The FERC has designated the NERC to establish and enforce reliability standards, under FERC oversight, for all owners, operators and users of the bulk power system. The FERC has approved the delegation by NERC of compliance and enforcement authority for reliability in the ERCOT region to the Texas RE. To maintain compliance with the mandatory reliability standards, we may be subjected to higher operating costs and/or increased capital expenditures. While we expect to recover costs and expenditures from customers through regulated rates, there can be no assurance that the PUCT will approve full recovery of such costs or the timing of any such recovery. In addition, if we were found to be in noncompliance with applicable reliability standards, we could be subject to sanctions, including monetary penalties. Under the Energy Policy Act of 2005, FERC can impose penalties (up to $1 million per day per violation) for failure to comply with reliability standards, which would not be recoverable from customers through regulated rates. We have four registrations with NERC – as a transmission planner, a transmission owner, a transmission operator and distribution provider. As a registered entity, we are subject to periodic audits by the Texas RE of our compliance with reliability standards. These audits will occur as designated by the Texas RE at a minimum of every three years. We cannot predict the outcome of any such audits.

Our revenues are concentrated in a small number of customers and any delay or default in payment could adversely affect our cash flows, financial condition and results of operations.

Our revenues from the distribution of electricity are collected from approximately 90 REPs (including REPs which were formerly affiliated entities until October 2016) and certain electric cooperatives in our certificated service area, that sell the electricity we distribute to consumers. REP subsidiaries of our two largest counterparties represented 24% and 19% of our total operating revenues for the nine months ended September 30, 2018 and 22% and 18% of our total operating revenues for the year ended December 31, 2017. Adverse economic conditions, structural problems in the market served by ERCOT or the financial difficulties of one or more other REPs could impair the ability of these REPs to pay for our services or could cause them to delay such payments. We depend on these REPs to timely remit these revenues to us. We could experience delays or defaults in payment from these REPs, which could adversely affect our cash flows, financial condition and results of operations.

In the future, we could have liquidity needs that could be difficult to satisfy under some circumstances, especially in uncertain financial market conditions.

Our operations are capital intensive. We rely on access to financial markets and our revolving Credit Facility as a significant source of liquidity for capital requirements, including maturities of long-term debt, not satisfied by cash-on-hand or operating cash flows. The inability to raise capital on favorable terms or access liquidity facilities, particularly during times of uncertainty similar to those experienced in the financial markets in 2008 and 2009, could adversely impact our ability to sustain and grow our business and would likely increase capital costs that may not be recoverable through rates. Our access to the financial markets and our Credit Facility, and the pricing and terms we receive in the financial markets, could be adversely impacted by various factors, such as:

•	changes in financial markets that reduce available credit or the ability to obtain or renew liquidity facilities on acceptable terms;

•	economic weakness in the ERCOT market;

•	changes in interest rates;

•	a deterioration of our credit or a reduction in our credit ratings;

•	a deterioration of the credit or insolvency or financial distress of one or more lenders under our revolving Credit Facility that affects the ability of the lender(s) to make loans to us;

•

a deterioration of the credit of Sempra or its subsidiaries or a reduction in the credit ratings of Sempra or its subsidiaries that is perceived to potentially have an adverse impact on us despite the ring-fencing of the Oncor Ring-Fenced Entities from Sempra;

•	a material breakdown in our risk management procedures; and

•	the occurrence of changes that restrict our ability to access our revolving Credit Facility.

Our primary source of liquidity aside from operating cash flows is our ability to borrow under our revolving Credit Facility, which also supports our commercial paper (CP) program. Because the CP program is supported by our revolving Credit Facility, commercial paper outstanding is a reduction to the available borrowing capacity under our revolving Credit Facility. The revolving Credit Facility contains a debt-to-capital ratio covenant that effectively limits our ability to incur indebtedness in the future. At September 30, 2018, we were in compliance with this covenant. See Note 6 to Interim Financial Statements and Note 6 to Annual Financial Statements for further information regarding this covenant and our unsecured revolving Credit Facility, which was entered into in November 2017 and replaced our previous secured revolving credit facility.

In 2007, we committed to the PUCT that we would maintain a regulatory capital structure at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes. Until November 27, 2017, that debt-to-equity ratio was 60% debt to 40% equity. In connection with the PUCT Order issued in our 2017 rate review (PUCT Docket No. 46957), that debt-to-equity ratio changed to 57.5% debt to 42.5% equity effective November 27, 2017. The PUCT order required us to record a regulatory liability until the new authorized regulatory capital structure was met to reflect our actual capitalization prior to achieving the authorized capital structure. Our authorized capital structure was met in May 2018, and therefore we ceased accruing amounts to the capital structure refund liability as of that time. The regulatory liability of $6 million was approved on September 14, 2018 in PUCT Docket 48522, and the liability was subsequently returned to customers through the capital structure refund mechanism approved in the PUCT rate review docket. Our ability to incur additional long-term debt will be limited by our regulatory capital structure and we are able to issue future long-term debt only to the extent that we will be in compliance therewith.

The costs of providing pension benefits and OPEB and related funding requirements may have a material adverse effect on our financial condition, results of operations and cash flows.

We offer certain pension and health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees through pension and OPEB plans. Previously, some of these benefits were provided through participation with EFH Corp. and certain of its subsidiaries in plans sponsored by EFH Corp.

We also have liabilities under the Vistra Retirement Plan, a defined benefit pension plan sponsored by EFH Corp. prior to the Vistra Spin-Off and sponsored by a Vistra affiliate after the Vistra Spin-Off. We were previously a member of the same controlled group (within the meaning of ERISA) as Vistra and its subsidiaries. However, following the Vistra Spin-Off, we are no longer a member of the same controlled group as Vistra and its subsidiaries.

Our costs or share of the costs of providing pension and OPEB benefits and related funding requirements are dependent upon numerous factors, assumptions and estimates and are subject to changes in these factors, assumptions and estimates, including the market value of the assets funding the pension and OPEB plans. Benefits costs and related funding requirements are also subject to changing employee demographics (including but not limited to age, compensation levels and years of accredited service), the level of contributions made to retiree plans, expected and actual earnings on plan assets and the discount rates used in determining the projected benefit obligation. Changes made to the provisions of the plans may also impact current and future benefit costs. Fluctuations in actual market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

See Note 10 to Interim Financial Statements, Note 10 to Annual Financial Statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Application of Critical Accounting Policies – Defined Benefit Pension Plans and OPEB Plan” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Liquidity and Capital Resources – Pension and OPEB Plans Funding” for further information regarding pension and OPEB funding.

Goodwill that we have recorded is subject to at least annual impairment evaluations, and as a result, we could be required to write off some or all of this goodwill, which may adversely impact our financial condition and results of operations.

In accordance with accounting standards, recorded goodwill is not amortized but is reviewed annually or more frequently for impairment, if certain conditions exist, and may be impaired. Any reduction in or impairment of the value of goodwill will result in a charge against earnings, which may adversely impact our reported results of operations and financial condition. See Note 1 to Annual Financial Statements for more information about our goodwill impairment assessment and testing.

Our results of operations and financial condition could be negatively impacted by any development or event beyond our control that causes economic weakness in the ERCOT market.

We derive substantially all of our revenues from operations in the ERCOT market, which covers approximately 75% of the geographical area in the State of Texas. As a result, regardless of the state of the economy in areas outside the ERCOT market, economic weakness in the ERCOT market could lead to reduced demand for electricity in the ERCOT market. Such a reduction could have a material negative impact on our results of operations and financial condition.

Disruptions at power generation facilities owned by third parties could interrupt our sales of transmission and distribution services.

The electricity we transmit and distribute to customers of REPs is obtained by the REPs from electricity generation facilities. We do not own or operate any generation facilities. If generation is disrupted or if generation capacity is inadequate, our sales of transmission and distribution services may be diminished or interrupted, and our results of operations, financial condition and cash flows may be adversely affected.

The operation and maintenance of electricity delivery facilities involves significant risks that could adversely affect our results of operations and financial condition.

The operation and maintenance of delivery facilities involves many risks, including equipment breakdown or failure of facilities, lack of sufficient capital to maintain the facilities, impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of efficiency or reliability, the occurrence of any of which could result in lost revenues and/or increased expenses that may not be recoverable through rates. A significant number of our facilities were constructed many years ago. In particular, older transmission and distribution equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep operating at peak efficiency or reliability. The risk of increased maintenance and capital expenditures arises from damage to facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events. Further, our ability to successfully and timely complete capital improvements to existing facilities or other capital projects is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, we could be subject to additional costs that may not be recoverable through rates and/or the write-off of our investment in the project or improvement.

Insurance, warranties or performance guarantees may not cover all or any of the lost revenues or increased expenses that could result from the risks discussed above. Likewise, our ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by events outside our control.

Changes in technology or increased conservation efforts may reduce the value of our electricity delivery facilities and may significantly impact our business in other ways as well.

Research and development activities are ongoing to improve existing and alternative technologies to produce and store electricity, including gas turbines, fuel cells, microturbines, photovoltaic (solar) cells and concentrated solar thermal devices and batteries. It is possible that advances in these or other technologies will reduce the costs of electricity production from these technologies to a level that will enable these technologies to compete effectively with traditional generation plants. Changes in technology could also alter the channels through which retail customers buy electricity. To the extent self-generation or storage facilities become a more cost-effective option for certain customers, our revenues could be materially reduced.

Also, electricity demand could be reduced by increased conservation efforts and advances in technology, which could likewise significantly reduce the value of our electricity delivery facilities. Certain regulatory and legislative bodies have introduced or are considering requirements and/or incentives to reduce energy consumption by a fixed date. Effective energy conservation by our customers could result in reduced energy demand, or significantly slow the growth in demand. Such reduction in demand could materially reduce our revenues. Furthermore, we may incur increased capital expenditures if we are required to invest in conservation measures.

We are dependent upon a limited number of suppliers and service providers for certain of our operations. If any of these suppliers or service providers failed or became unable to perform on their agreements with us, it could disrupt our business and have an adverse effect on our cash flows, financial condition and results of operations.

We rely on suppliers and service providers to provide us with certain specialized materials and services, including materials and services for power line maintenance, repair and construction, our AMS, information technology and customer operations. The financial condition of our suppliers and service providers may be adversely affected by general economic conditions, such as credit risk and the turbulent macroeconomic environment in recent years. Because many of the tasks of these suppliers and service providers require specialized electric industry knowledge and equipment, if any of these parties fail to perform, go out of business or otherwise become unable to perform, we may not be able to transition to substitute suppliers or service providers in a timely manner. This could delay our construction and improvement projects, increase our costs and disrupt our operations, which could negatively impact our business and reputation. In addition, we could be subject to fines or penalties in the event a delay resulted in a violation of a PUCT or other regulatory order.

Our ring-fencing measures may not work as planned and a bankruptcy court may nevertheless subject Oncor to the claims of its affiliates’ creditors.

As discussed above, to enhance our credit quality and the separateness between the Oncor Ring-Fenced Entities and Sempra, various legal, financial and contractual provisions were implemented. These enhancements are intended to minimize the risk that a court would order any of the Oncor Ring-Fenced Entities’ assets and liabilities to be substantively consolidated with those of Sempra in connection with a bankruptcy case involving one or more Sempra entities. Substantive consolidation is an equitable remedy in bankruptcy that results in the pooling of the assets and liabilities of the debtor and one or more of its affiliates solely for purposes of the bankruptcy case, including for purposes of distributions to creditors and voting on and treatment under a reorganization plan. Bankruptcy courts have broad equitable powers, and as a result, outcomes in bankruptcy proceedings are inherently difficult to predict. To the extent a bankruptcy court were to determine that substantive consolidation is appropriate under the facts and circumstances, then the assets and liabilities of any Oncor Ring-Fenced Entity that is subject to the substantive consolidation order would be available to help satisfy the debt or contractual obligations of Sempra and subject to the same substantive consolidation order. If any Oncor Ring-Fenced Entity were included in such a substantive consolidation order, the secured creditors of Oncor would retain their liens and priority with respect to Oncor’s assets. See “Our Business and Properties – PUCT Matters Related to EHF Bankruptcy Proceedings” and Note 1 to Annual Financial Statements for additional information on our ring fencing measures.

Our revenues and results of operations are seasonal.

A significant portion of our revenues is derived from rates that we collect from REPs based on the amount of electricity we distribute on behalf of such REPs. Sales of electricity to residential and commercial customers are influenced by temperature fluctuations. Thus, our revenues and results of operations are subject to seasonality, weather conditions and other electricity usage drivers, with revenues being highest in the summer.

The litigation environment in which we operate poses a significant risk to our business.

We are involved in the ordinary course of business in a number of lawsuits involving employment, commercial and environmental issues and other claims for injuries and damages, among other matters. Judges and juries in the State of Texas have demonstrated a willingness to grant large verdicts, including punitive damages, to plaintiffs in personal injury, property damage and business tort cases. We use appropriate means to contest litigation threatened or filed against us, but the litigation environment in the State of Texas poses a significant business risk.

The loss of the services of our key management and personnel could adversely affect our ability to operate our business.

Our future success will depend on our ability to continue to attract and retain highly qualified personnel. We compete for such personnel with many other companies, in and outside our industry, government entities and other organizations. We may not be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. Our failure to attract new personnel or retain our existing personnel could have a material adverse effect on our business.

The InfraREIT Acquisition is subject to various closing conditions, including the receipt of governmental, regulatory and lender approvals that may delay the transaction or result in the imposition of conditions that could cause the parties to abandon the transaction or be onerous to Oncor. Even if the InfraREIT Acquisition is consummated, we may not be able to integrate the business of InfraREIT successfully with our own or realize the anticipated benefits of the acquisition.

On October 18, 2018, we entered into a definitive agreement to acquire InfraREIT and its subsidiary, InfraREIT Partners. Consummation of the acquisition is subject to customary conditions to closing, including the receipt of required governmental, regulatory and lender approvals that may delay the transaction or result in the imposition of conditions that could cause the parties to abandon the transaction or be onerous to Oncor. If any condition to the closing of the acquisition is not satisfied or waived, the acquisition will not be completed. We and InfraREIT may also terminate the InfraREIT Merger Agreement under certain circumstances. Any or all of the preceding could jeopardize our ability to consummate the acquisition on the already negotiated terms. To the extent the InfraREIT Acquisition is not completed for any reason, we would have devoted substantial resources and management attention to the transaction without realizing the accompanying benefits expected by our management.

The InfraREIT Acquisition involves the combination of two companies that currently operate as independent companies. If the InfraREIT Acquisition is consummated, we would expect to be required to devote significant management attention and resources to integrating our business practices with those of InfraREIT. We may encounter difficulties in the integration process that could have an adverse impact on Oncor, and any potential cost savings and any other potential synergies from the transaction may not be fully realized or may take longer to realize than expected.

Risks Related to the Exchange Offers

There may be adverse consequences if you do not exchange your outstanding notes.

If you do not exchange your outstanding notes for exchange notes in the exchange offers, you will continue to be subject to restrictions on transfer of your outstanding notes as set forth in the offering memorandum distributed in connection with the August 2018 private offering of the outstanding 2028 notes and the outstanding 2048 notes or in the offering memorandum distributed in connection with the November 2018 exchange offer with respect to the outstanding 2029 notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the applicable registration rights agreements, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to “Prospectus Summary—The Exchange Offers” and “The Exchange Offers” for information about how to tender your outstanding notes.

The tender of outstanding notes under the exchange offers will reduce the outstanding amount of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the outstanding notes due to a reduction in liquidity.

Your ability to transfer the exchange notes may be limited if there is no active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

We are offering the exchange notes to the holders of the outstanding notes. We do not intend to list the notes on any securities exchange. There is currently no established market for the exchange notes, and we cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. Certain financial institutions have informed us that they intend to make a market in the notes after the exchange offers are completed. However, these financial institutions may cease their market-making efforts at any time without notice. We cannot assure you that an active market for the exchange notes will develop or, if developed, that it will continue. If no active trading market develops, you may not be able to resell the notes at their fair market value or at all.

Certain persons who participate in the exchange offers must deliver a prospectus in connection with resales of the exchange notes.

We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the exchange notes issued pursuant to our exchange offers in exchange for the outstanding notes may be offered for resale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. We cannot guarantee that the SEC would make a similar decision about our exchange offers. If our belief is wrong, or if you cannot truthfully make the representations mentioned above, and you transfer any exchange note issued to you in the exchange offers without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from such requirements, you could incur liability under the Securities Act. Additionally, in some instances described in this prospectus under “Plan of Distribution,” certain holders of exchange notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the exchange notes. If such a holder transfers any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.

Risks Related to the Notes

The following risks apply to the outstanding notes and will apply equally to the exchange notes.

The market price of the notes will fluctuate.

Any material differences between our actual results and the historical results contained in our annual, quarterly and current reports filed with the SEC could have a significant adverse impact on the market price of the notes, assuming a market for the notes develops. In addition, any downgrade of our credit ratings could have an adverse impact on the market price of the notes.

The terms of the notes contain limited covenants and other protections.

The Indenture governing the notes contains covenants restricting our ability to take certain actions. However, each of these covenants contains specified exceptions. In addition, these covenants are limited and do not protect holders of the notes from all events that could have a negative effect on the creditworthiness of the notes and the market price of the notes, assuming a market for the notes develops.

The Indenture and the Deed of Trust permit us to incur significant additional debt. Accordingly, the Indenture will not afford the holders of the notes protection in the event we incur significant additional debt.

The notes and the Indenture under which the notes are issued do not place any limitation on the amount of unsecured debt that may be incurred by us. The Indenture and the Deed of Trust also permit us to incur a significant amount of additional secured debt, including debt secured equally and ratably by the Collateral, subject to certain limitations, as described further under Description of the Notes — “Securing Additional Obligations” and — “Limitation on Secured Debt.” Our incurrence of additional debt may have important consequences for holders of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a loss in the trading value of the notes, if any, and a risk that the credit rating of the notes is lowered or withdrawn. The covenants contained in the Indenture and the Deed of Trust will not afford holders of notes protection in the event we incur significant additional debt.

It may be difficult to realize the value of the Collateral securing the notes.

Each of the assets and facilities that will be included in the Collateral is subject to the same kinds of risks as are described under “Risks Related to Our Business.” We cannot provide any assurance that any of the necessary permits, certificates or other entitlements to operate those assets and facilities would be transferable to the Trustee or any purchaser from the Trustee in the event of a foreclosure upon that asset or facility. The Trustee’s ability to foreclose on the Collateral on behalf of the holders of the notes may be subject to perfection, the consent of third parties and, with respect to those assets that are subject to the jurisdiction of the PUCT and the FERC, the prior approval by the PUCT and the FERC. The Trustee’s ability to foreclose may also be subject to priority issues and practical problems associated with the realization of the Trustee’s security interest in the Collateral. We cannot assure holders of the notes that the consents of any third parties and approvals by governmental entities will be given when required to implement a foreclosure on such assets, especially if we are not in compliance with the underlying permits at the time. Accordingly, the Trustee may not have the ability to foreclose upon those assets or assume or transfer the right to operate those assets or facilities, and a temporary shutdown of operations may result and the value of the Collateral may significantly decrease. Even if the Trustee assumes the right to operate the assets and facilities, there may also be practical problems associated with the Trustee’s ability to identify a qualified operator to operate and maintain the assets and facilities. In addition, future regulatory developments or other inabilities to obtain or comply with required permits may adversely affect the value of the Collateral.

No appraisals of any Collateral have been prepared in connection with the exchange offers. The value of the Collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the Collateral. By their nature some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. We cannot assure holders of the notes that the fair market value of the Collateral as of the date of this prospectus exceeds the principal amount of the debt secured thereby. The value of the assets pledged as Collateral for the notes could be impaired in the future as a result of changing economic conditions, our failure to implement our business strategy, competition and other future trends.

Bankruptcy laws may limit your ability to realize value from the Collateral.

The right of the Trustee to repossess and dispose of the Collateral upon the occurrence of an event of default under the Indenture is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against us prior to the Trustee having repossessed and disposed of, or otherwise exercised remedies in respect of, the Collateral. Under the U.S. Bankruptcy Code, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of a security repossessed from such debtor, without bankruptcy court approval. Moreover, the U.S. Bankruptcy Code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instrument, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines that the value of the secured creditor’s interest in the collateral is declining during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict (1) how long payments under the notes could be delayed following the commencement of a bankruptcy case, (2) whether or when the Trustee could repossess or dispose of the Collateral and (3) whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.”

In the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on the notes and any other obligations secured by the Collateral then the holders of the notes and such other obligations would hold secured claims to the extent of the value of the Collateral securing such claims, and would hold unsecured claims with respect to any shortfall. Applicable federal bankruptcy laws do not permit the payment and/or accrual of post-petition interest, costs and attorneys’ fees during a debtor’s bankruptcy case unless the claims are oversecured or the debtor is solvent at the time of reorganization. In addition, if we were to become the subject of a bankruptcy case, the bankruptcy trustee or debtor may seek to avoid certain pre-petition transfers made by us, including transfers held to be preferences or fraudulent conveyances. While transfers to secured creditors are generally not preferential, transfers to undersecured creditors may be subject to avoidance.

Any future pledges of Collateral may be avoidable.

Any further pledge of Collateral in favor of the Trustee may be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy or other third parties if certain events or circumstances exist or occur, such that the pledge or granting of the security interest is deemed a fraudulent conveyance or preference.

The Trustee’s ability to exercise remedies with respect to Collateral is limited.

The Deed of Trust provides the Trustee on behalf of the holders of the notes with significant remedies, including foreclosures and sale of all or parts of the Collateral. However, the rights of the Trustee to exercise significant remedies (such as foreclosure) are, subject to certain exceptions, generally limited to a payment default, bankruptcy of us or the acceleration of the indebtedness.

Proceeds from any sale of the Collateral upon foreclosure may be insufficient to repay the notes in full.

We cannot assure you that the net proceeds from a sale of the Collateral securing the notes would be sufficient to repay all of the notes following a foreclosure upon the Collateral or a liquidation of our assets.

The value of the Collateral and the amount to be received upon a sale of the Collateral will depend upon many factors including, among others, the condition of the Collateral, the ability to sell the Collateral in an orderly sale, the condition of the national and local economies, the availability of buyers and similar factors. The book value of the Collateral should not be relied on as a measure of realizable value for these assets. By their nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. In addition, a significant portion of the Collateral includes assets that may only be usable, and thus retain value, as part of our existing business operations. Accordingly, any sale of the Collateral separate from the sale of our business operations may not be feasible or of significant value.

Additionally, applicable law requires that every aspect of any foreclosure or other disposition of Collateral be “commercially reasonable.” If a court were to determine that any aspect of the Trustee’s exercise of remedies was not commercially reasonable, the ability of the Trustee and the holders of the notes to recover the difference between the amount realized through such exercise of remedies and the amount owed on the notes may be adversely affected and, in the worst case, the holders of the notes could lose all claims for such deficiency amount.

FORWARD-LOOKING STATEMENTS

This prospectus, including the attached consolidated financial statements, and other presentations made by us contain “forward-looking statements” within the meaning of Section 21E of the Exchange Act. All statements, other than statements of historical facts, that are included in this prospectus, including the incorporated documents, as well as statements made in presentations, in response to questions or otherwise, that address activities, events or developments that we expect or anticipate to occur in the future, including such matters as projections, capital allocation, future capital expenditures, business strategy, competitive strengths, goals, future acquisitions or dispositions, development or operation of facilities, market and industry developments and the growth of our business and operations (often, but not always, through the use of words or phrases such as “intends,” “plans,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “should,” “projection,” “target,” “goal,” “objective” and “outlook”), are forward-looking statements. Although we believe that in making any such forward-looking statement our expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors under “Risk Factors” in this prospectus and the discussions under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and the following important factors, among others, that could cause our actual results to differ materially from those projected in such forward-looking statements:

•

prevailing governmental policies and regulatory actions, including those of the U.S. Congress, the President of the U.S., the Texas Legislature, the Governor of Texas, the FERC, the PUCT, the NERC, the Texas RE, the EPA, and the TCEQ, with respect to:

•	allowed rate of return;

•	permitted capital structure;

•	industry, market and rate structure;

•	recovery of investments;

•	acquisition and disposal of assets and facilities;

•	operation and construction of facilities;

•	changes in tax laws and policies, including the impact of the TCJA; and

•	changes in and compliance with environmental, reliability and safety laws and policies;

•	legal and administrative proceedings and settlements, including the exercise of equitable powers by courts;

•	weather conditions and other natural phenomena;

•	acts of sabotage, wars or terrorist or cyber security threats or activities;

•	economic conditions, including the impact of a recessionary environment;

•	unanticipated population growth or decline, or changes in market demand and demographic patterns, particularly in ERCOT;

•	changes in business strategy, development plans or vendor relationships;

•	unanticipated changes in interest rates or rates of inflation;

•	unanticipated changes in operating expenses, liquidity needs and capital expenditures;

•	inability of various counterparties to meet their financial obligations to us, including failure of counterparties to perform under agreements;

•	general industry trends;

•	hazards customary to the industry and the possibility that we may not have adequate insurance to cover losses resulting from such hazards;

•	changes in technology used by and services offered by us;

•	significant changes in our relationship with our employees, including the availability of qualified personnel, and the potential adverse effects if labor disputes or grievances were to occur;

•	changes in assumptions used to estimate costs of providing employee benefits, including pension and OPEB, and future funding requirements related thereto;

•	significant changes in critical accounting policies material to us;

•

commercial bank and financial market conditions, access to capital, the cost of such capital, and the results of financing and refinancing efforts, including availability of funds in the capital markets and the potential impact of disruptions in U.S. credit markets;

•	circumstances which may contribute to future impairment of goodwill, intangible or other long-lived assets;

•	financial restrictions under our revolving Credit Facility and indentures governing our debt instruments;

•	our ability to generate sufficient cash flow to make interest payments on our debt instruments;

•	actions by credit rating agencies, and

•	our ability to effectively execute our operational strategy.

In addition, such forward-looking statements include, but are not limited to, statements about the timing of the anticipated transaction contemplated by the InfraREIT Acquisition, and any of the applicable parties’ post-acquisition plans and intentions, and other statements that are not historical facts. The following important factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements:

•	the satisfaction of conditions to closing the definitive agreement for the InfraREIT Acquisition;

•

obtaining required governmental, regulatory and lender approvals that may delay the InfraREIT Acquisition or result in the imposition of conditions that could cause the parties to abandon the transaction or be onerous to us;

•	the expected timing to consummate the proposed InfraREIT Acquisition;

•	the risk that the businesses will not be integrated successfully;

•	the risk that any potential cost savings and any other potential synergies from the InfraREIT Acquisition may not be fully realized or may take longer to realize than expected; and

•	the diversion of management time and attention to issues related to the InfraREIT Acquisition.

Any forward-looking statement speaks only at the date on which it is made, and, except as may be required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of them; nor can we assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. As such, you should not unduly rely on such forward-looking statements.

INDUSTRY AND MARKET INFORMATION

The industry and market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including certain data published by ERCOT, the independent system operator and the regional coordinator of the various electricity systems within Texas. We did not commission any of these publications or reports. Some data is also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and we make no representation as to the accuracy of such information. Forecasts are particularly likely to be inaccurate, especially over long periods of time, and we do not know what assumptions regarding general economic growth are used in preparing the forecasts included in this prospectus. Similarly, while we believe that our internal and external research is reliable, it has not been verified by any independent sources and we make no assurances that the predictions contained therein are accurate.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offers. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the applicable registration rights agreements. The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

CONSOLIDATED CAPITALIZATION AND SHORT-TERM DEBT OF ONCOR AND SUBSIDIARY

The following table summarizes our consolidated capitalization and short-term debt as of September 30, 2018. This table should be read in conjunction with the information included under the headings “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included herein.

	At September 30, 2018
	Amount	Percent
	(millions of dollars, except percentages)
Capitalization:
Long-term debt, less amounts due currently (a)	$5,836	40.9%
Membership interests	$8,447	59.1%
Total capitalization	$14,283	100.0%
Short-term debt:
Short-term debt (b)	$1,099
Long-term debt due currently	$250
Total short-term debt	$1,349

(a)	This amount is reduced by $40 million of unamortized discount and debt insurance costs related to our outstanding long-term debt securities as of September 30, 2018.
(b)

Includes borrowings under our revolving credit facility (excluding $9 million in outstanding letters of credit issued under the revolving credit facility). A portion of the proceeds of the outstanding notes were applied to reduce these borrowings.

SELECTED FINANCIAL DATA

The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited interim consolidated financial statements and related notes and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

	At September 30,		At December 31,
	2018	2017	2017	2016	2015	2014	2013
	(millions of dollars, except ratios)
Total assets (a)	$22,736	$21,608	$22,120	$20,811	$19,287	$19,029	$18,198
Property, plant & equipment — net	15,782	14,587	14,879	13,829	13,024	12,463	11,902
Goodwill	4,064	4,064	4,064	4,064	4,064	4,064	4,064
Capitalization:
Long-term debt, less amounts due currently (a)	$5,836	$5,566	$5,567	$5,515	$5,646	$4,964	$5,345
Membership interests	8,447	7,820	7,903	7,711	7,508	7,518	7,409

Total	$14,283	$13,386	$13,470	$13,226	$13,154	$12,482	$12,754

Capitalization ratios (b):
Long-term debt, less amounts due currently (a)	40.9%	41.6%	41.3%	41.7%	42.9%	39.8%	41.9%
Membership interests (a)	59.1%	58.4%	58.7%	58.3%	57.1%	60.2%	58.1%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)

Certain of the financial information at each of December 31, 2014 and 2013 has been recast to reflect the application of Accounting Standards Update No. 2015-03, Simplifying the Presentation of Debt Issuance Costs.

(b)

For purposes of reporting to the PUCT, the regulatory capitalization ratio at December 31, 2017 was 59.4% debt to 40.6% equity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Available Liquidity/Credit Facility,” Note 9 to Interim Financial Statements and Note 9 to Annual Financial Statements for additional information regarding regulatory capitalization ratios.

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(millions of dollars, except ratios)
Operating revenues	$3,106	$2,967	$3,958	$3,920	$3,878	$3,822	$3,552
Net income	$426	$343	$419	$431	$432	$450	$432
Capital expenditures	$1,345	$1,234	$1,631	$1,352	$1,154	$1,107	$1,079
Ratio of earnings to fixed charges	2.98	3.00	2.92	2.97	3.00	3.01	2.76
Embedded interest cost on long-term debt — end of period (a)	5.3%	5.5%	5.5%	5.6%	5.8%	6.2%	6.4%

(a)

Represents the annual interest and amortization of any discounts, premiums, issuance costs (including the effects of interest rate hedges) and any deferred gains/losses on reacquisitions divided by the carrying value of the debt plus or minus the unamortized balance of any discounts, premiums, issuance costs (including the effects of interest rate hedges) and gains/losses on reacquisitions at the end of the year.

Quarterly Information (unaudited)

Results of operations by quarter for the three months ended March 31, 2018, June 30, 2018 and September 30, 2018 and the years ended December 31, 2017 and 2016 are summarized below. In our opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair statement of such amounts have been made. Quarterly results are not necessarily indicative of a full year’s operations because of seasonal and other factors. Dollar amounts below are in millions.

2018	First Quarter	Second Quarter	Third Quarter
Operating revenues	$990	$1,021	$1,095
Operating income	202	244	293
Net income	89	143	194

2017	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenues	$935	$964	$1,068	$991
Operating income(a)	164	202	252	190
Net income	73	112	157	77

2016	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenues	$943	$948	$1,071	$958
Operating income(a)	174	200	255	166
Net income	81	110	163	77

(a)	As adjusted for the retrospective adoption of ASU 2017-07, as discussed in Note 1 to Interim Financial Statements and Note 1 to Annual Financial Statements.

OUR BUSINESS AND PROPERTIES

Overview of Oncor

We are a regulated electricity transmission and distribution company that provides the essential service of delivering electricity safely, reliably and economically to end-use consumers through our electrical systems, as well as providing transmission grid connections to merchant generation facilities and interconnections to other transmission grids in Texas. We are a direct, majority-owned subsidiary of Oncor Holdings, which is indirectly and wholly-owned by Sempra. Oncor Holdings owns 80.25% of our outstanding membership interests and Texas Transmission owns 19.75% of our outstanding membership interests. We are a limited liability company organized under the laws of the State of Delaware, formed in 2007 as the successor entity to Oncor Electric Delivery Company, a corporation formed under the laws of the State of Texas in 2001.

We operate the largest transmission and distribution system in Texas, delivering electricity to more than 3.6 million homes and businesses and operating more than 134,000 miles of transmission and distribution lines as of September 30, 2018. We provide:

•	transmission services to electricity distribution companies, cooperatives and municipalities, and

•	distribution services to REPs that sell electricity to retail customers.

Our transmission and distribution rates are regulated by the PUCT and certain cities, and in certain instances, by the FERC. We are not a seller of electricity, nor do we purchase electricity for resale. The company is managed as an integrated business; consequently, there are no reportable segments.

Our transmission and distribution assets are located principally in the north-central, eastern and western parts of Texas. This territory has an estimated population in excess of ten million representing about forty percent of the population of Texas, and comprises 99 counties and more than 400 incorporated municipalities, including Dallas/Fort Worth and surrounding suburbs, as well as Waco, Wichita Falls, Odessa, Midland, Tyler and Killeen. Most of our power lines have been constructed over lands of others pursuant to easements or along public highways, streets and rights-of-way as permitted by law. At September 30, 2018, we had approximately 3,975 full-time employees, including approximately 725 employees under collective bargaining agreements.

Various “ring-fencing” measures that had been taken to enhance our credit quality and the separateness between the Oncor Ring-Fenced Entities and its majority owner (formerly the Texas Holdings Group and now Sempra) continue to remain in effect after the Sempra Acquisition. These measures serve to mitigate our and Oncor Holdings’ credit exposure to Sempra and to reduce the risk that our assets and liabilities or those of Oncor Holdings would be substantively consolidated with the assets and liabilities of Sempra in connection with a bankruptcy of one or more Sempra entities. Such measures include, among other things: the 19.75% equity interest held by Texas Transmission; maintenance of separate books and records for the Oncor Ring-Fenced Entities; our board of directors being comprised of a majority of independent directors; and prohibitions on the Oncor Ring-Fenced Entities providing credit support to or receiving credit support from Sempra entities. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of Sempra. None of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or contractual obligations of Sempra entities. We do not bear any liability for debt or contractual obligations of Sempra, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from Sempra.

Oncor’s Market (ERCOT statistics below were derived from information published by ERCOT)

We operate within the ERCOT market. This market represents approximately 90% of the electricity consumption in Texas. ERCOT is the regional reliability coordinating organization for member electricity systems in Texas and the Independent System Operator (ISO) of the interconnected transmission grid for those systems. ERCOT is responsible for ensuring reliability, adequacy and security of the electric systems, as well as nondiscriminatory access to transmission service by all wholesale market participants in the ERCOT region. ERCOT’s membership consists of corporate and associate members, including electric cooperatives, municipal power agencies, independent generators, independent power marketers, transmission service providers, distribution services providers, independent REPs and consumers.

In 2017, ERCOT’s hourly demand peaked at 68,368 MW as compared to the peak hourly demand of 71,110 MW in 2016. The ERCOT market has limited interconnections to other markets in the U.S. and Mexico, which currently limits potential imports into and exports out of the ERCOT market to 1,106 MW of generation capacity (or approximately 2% of peak demand). In addition, wholesale transactions within the ERCOT market are generally not subject to regulation by the FERC.

The ERCOT market operates under reliability standards set by NERC. The PUCT has primary jurisdiction over the ERCOT market to ensure the adequacy and reliability of power supply across Texas’ main interconnected transmission grid. We, along with other owners of transmission and distribution facilities in Texas, assist the ERCOT ISO in its operations. We have planning, design, construction, operation and maintenance responsibility for the portion of the transmission grid and for the load-serving substations we own, primarily within our certificated distribution service area. We participate with the ERCOT ISO and other ERCOT utilities in obtaining regulatory approvals and planning, designing, constructing and upgrading transmission lines in order to remove existing constraints and interconnect generation on the ERCOT transmission grid. The transmission line projects are necessary to meet reliability needs, support energy production and increase bulk power transfer capability.

Oncor’s Strategies

We focus on delivering electricity in a safe and reliable manner, minimizing service interruptions and investing in our transmission and distribution infrastructure to maintain our system, serve our growing customer base with a modernized grid and support energy production.

We believe that building and leveraging upon opportunities to scale our operating advantage and technology programs enables us to create value by eliminating duplicative costs, efficiently managing supply costs, and building and standardizing distinctive process expertise over a larger grid. Scale also allows us to take part in large capital investments in our transmission and distribution system, with a smaller fraction of overall capital at risk and with an enhanced ability to streamline costs. Our growth strategies are to invest in technology upgrades and to construct transmission and distribution facilities to meet the needs of the growing Texas market and support energy production. We and other transmission and distribution businesses in ERCOT benefit from regulatory capital recovery mechanisms known as “capital trackers” that we believe enable adequate and more timely recovery of transmission, distribution and advanced metering investments through our regulated rates.

Oncor’s Operations

Performance — We achieved or exceeded market performance protocols in 13 out of 14 PUCT market metrics in 2017. These metrics measure the success of transmission and distribution companies in facilitating customer transactions in the competitive Texas electricity market.

Investing in Infrastructure and Technology — In 2017, we invested approximately $1.6 billion in our network to upgrade the transmission system and associated facilities, to extend the distribution infrastructure and to pursue certain initiatives in infrastructure maintenance and information technology.

Electricity Transmission — Our electricity transmission business is responsible for the safe and reliable operations of our transmission network and substations. These responsibilities consist of the construction and maintenance of transmission facilities and substations and the monitoring, controlling and dispatching of high-voltage electricity over our transmission facilities in coordination with ERCOT.

We are a member of ERCOT, and our transmission business actively assists the operations of ERCOT and market participants. Through our transmission business, we participate with ERCOT and other member utilities to plan, design, construct and operate new transmission lines, with regulatory approval, necessary to maintain reliability, interconnect to merchant generation facilities, increase bulk power transfer capability and minimize limitations and constraints on the ERCOT transmission grid.

Transmission revenues are provided under tariffs approved by either the PUCT or, to a small degree related to an interconnection to other markets, the FERC. Network transmission revenues compensate us for delivery of electricity over transmission facilities operating at 60 kV and above. Other services we offer through our transmission business include system impact studies, facilities studies, transformation service and maintenance of transformer equipment, substations and transmission lines owned by other parties.

PURA allows us to update our transmission rates periodically to reflect changes in invested capital. This “capital tracker” provision encourages investment in the transmission system to help ensure reliability and efficiency by allowing for timely recovery of and return on new transmission investments.

In November 2017, we exchanged certain of our transmission assets, consisting of 517 circuit miles of 345 kV transmission lines, for certain distribution and transmission assets of the Sharyland Entities. See “Sharyland Asset Exchange” below and Note 14 to Annual Financial Statements for more information regarding that transaction. At December 31, 2017, our transmission facilities included 5,925 circuit miles of 345kV transmission lines and 9,994 circuit miles of 138kV and 69kV transmission lines. Seventy-four generation facilities totaling 36,819 MW were directly connected to our transmission system at December 31, 2017, and 301 transmission stations and 730 distribution substations were served from our transmission system.

At December 31, 2017, our transmission facilities had the following connections to other transmission grids in Texas:

	Number of Interconnected Lines
Grid Connections	345kV	138kV	69kV
Brazos Electric Power Cooperative, Inc.	8	114	29
Rayburn Country Electric Cooperative, Inc.	—	40	6
Lower Colorado River Authority	9	28	3
Texas New Mexico Power	4	10	13
Tex-La Electric Cooperative of Texas, Inc.	—	13	1
American Electric Power Company, Inc. (a)	4	7	9
Texas Municipal Power Agency	7	7	—
Lone Star Transmission	12	—	—
Centerpoint Energy Inc.	8	—	—
Sharyland Utilities, L.P.	14	13	—
Other small systems operating wholly within Texas	8	12	3

(a)	One of the 345-kV lines is an asynchronous high-voltage direct current connection with the Southwest Power Pool.

Electricity Distribution — Our electricity distribution business is responsible for the overall safe and efficient operation of distribution facilities, including electricity delivery, power quality and system reliability. These responsibilities consist of the ownership, management, construction, maintenance and operation of the distribution system within our certificated service area. Our distribution system receives electricity from the transmission system through substations and distributes electricity to end-users and wholesale customers through 3,505 distribution feeders.

Our distribution system included over 3.6 million points of delivery at September 30, 2018. Over the past five years, the number of distribution system points of delivery we serve, excluding lighting sites, grew an average of 1.97% (1.66% excluding the Sharyland Asset Exchange discussed below) per year, adding approximately 115,000 points of delivery in 2017, including about 55,000 distribution points of delivery as a result of the Sharyland Asset Exchange in November 2017.

Our distribution system (excluding assets acquired in the Sharyland Asset Exchange) consists of 57,454 miles of overhead primary conductors, 21,162 miles of overhead secondary and street light conductors, 17,728 miles of underground primary conductors and 10,931 miles of underground secondary and street light conductors. In addition to the above, the Sharyland Asset Exchange has added approximately 12,000 miles of distribution lines to our distribution system. The majority of the distribution system operates at 25kV and 12.5kV.

Distribution revenues from residential and small business users are based on actual monthly consumption (kWh), and, depending on size and annual load factor, revenues from large commercial and industrial users are based either on actual monthly demand (kilowatts) or the greater of actual monthly demand (kilowatts) or 80% of peak monthly demand during the prior eleven months.

The PUCT allows utilities to file, under certain circumstances, once per year and up to four rate adjustments between comprehensive base rate proceedings to recover distribution-related investments on an interim basis. We have not filed any such distribution-related rate adjustments to date.

Customers — Our transmission customers consist of municipalities, electric cooperatives and other distribution companies. Our distribution customers consist of approximately 85 REPs and certain electric cooperatives in our certificated service area. Revenues from REP subsidiaries of Vistra (formerly subsidiaries of TCEH) and NRG Energy, Inc. collectively represented 22% and 18% of our total operating revenues in 2017, respectively, and 24% and 19% of our total operating revenues for the nine months ended September 30, 2018. No other customer represented more than 10% of our total operating revenues. The consumers of the electricity we deliver are free to choose their electricity supplier from REPs who compete for their business.

Seasonality — Our revenues and results of operations are subject to seasonality, weather conditions and other electricity usage drivers, with revenues being highest in the summer.

Regulation and Rates — As our operations are wholly within Texas, we believe we are not a public utility as defined in the Federal Power Act and, as a result, we are not subject to general regulation under this act. However, we are subject to reliability standards adopted and enforced by the Texas RE and the NERC (including critical infrastructure protection) under the Federal Power Act. See “Risk Factors – We are subject to mandatory reliability standards and periodic audits of our compliance with those standards. Efforts to comply with those standards could subject us to higher operating costs and/or increased capital expenditures, and non-compliance with applicable standards could subject us to penalties that could have a material effect on our business.”

The PUCT has original jurisdiction over transmission and distribution rates and services in unincorporated areas and in those municipalities that have ceded original jurisdiction to the PUCT and has exclusive appellate jurisdiction to review the rate and service orders and ordinances of municipalities. Generally, PURA prohibits the collection of any rates or charges by a public utility (as defined by PURA) that does not have the prior approval of the appropriate regulatory authority (i.e., the PUCT or the municipality with original jurisdiction).

At the state level, PURA requires owners or operators of transmission facilities to provide open-access wholesale transmission services to third parties at rates and terms that are nondiscriminatory and comparable to the rates and terms of the utility’s own use of its system. The PUCT has adopted rules implementing the state open-access requirements for all utilities that are subject to the PUCT’s jurisdiction over transmission services, including us.

Securitization Bonds — For 2016 and prior years, our consolidated financial statements include our former wholly-owned, bankruptcy-remote financing subsidiary, Bondco. This financing subsidiary was organized for the limited purpose of issuing certain transition bonds in 2003 and 2004. Bondco issued $1.3 billion principal amount of transition bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002. The 2003 Series transition bonds matured and were paid in full in 2015 and the 2004 Series transition bonds matured and were paid in full in May 2016. Final true-up proceedings and refunds of over-collected transition charges for the transition bonds were conducted by Oncor and the PUCT during 2016 and had no material net income impact. Bondco was dissolved effective December 29, 2016.

Environmental Regulations and Related Considerations — The TCEQ and the EPA have jurisdiction over water discharges (including storm water) from facilities in Texas. We believe our facilities are presently in material compliance with applicable state and federal requirements relating to discharge of pollutants into the water. We believe we hold all required waste water discharge permits from the TCEQ for facilities in operation and have applied for or obtained necessary permits for facilities under construction. We also believe we can satisfy the requirements necessary to obtain any required permits or renewals. There are also federal rules pertaining to Spill Prevention, Control and Countermeasure (SPCC) plans for oil-filled electrical equipment and bulk storage facilities for oil that affect certain of our facilities.    We have implemented SPCC plans as required for those substations, work centers and distribution systems, and believe we are currently in material compliance with these rules.

Treatment, storage and disposal of solid waste and hazardous waste are regulated at the state level under the Texas Solid Waste Disposal Act and at the federal level under the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act. The EPA has issued regulations under the Resource Conservation and Recovery Act of 1976 and the Toxic Substances Control Act, and the TCEQ has issued regulations under the Texas Solid Waste Disposal Act applicable to our facilities. We are in material compliance with applicable solid and hazardous waste regulations.

Our capital expenditures for environmental matters totaled $20 million in 2017 and are expected to total approximately $18 million in 2018.

EFH Bankruptcy Proceedings and Change in Indirect Ownership of Oncor

On the EFH Petition Date, EFH Corp. and the substantial majority of its direct and indirect subsidiaries at the time, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings. See Note 1 to Interim Financial Statements, Note 1 to Annual Financial Statements and below for further information regarding the EFH Bankruptcy Proceedings and the Sempra Acquisition in connection with such proceedings.

The U.S. Bankruptcy Code automatically enjoined, or stayed, us from judicial or administrative proceedings or filing of other actions against our affiliates or their property to recover, collect or secure our claims arising prior to the EFH Petition Date. Following the EFH Petition Date, EFH Corp. received approval from the bankruptcy court to pay or otherwise honor certain prepetition obligations generally designed to stabilize its operations. Included in the approval were the obligations owed to us representing our prepetition electricity delivery fees. As of December 31, 2017, we had collected our prepetition receivables from the Texas Holdings Group of approximately $129 million.

In May 2016, the Debtors filed a joint Plan of Reorganization (2016 Plan of Reorganization) pursuant to Chapter 11 of the U.S. Bankruptcy Code and a related disclosure statement with the bankruptcy court. The 2016 Plan of Reorganization provided that the confirmation and effective date of the 2016 Plan of Reorganization with respect to the TCEH Debtors may occur separate from, and independent of, the confirmation and effective date of the 2016 Plan of Reorganization with respect to the EFH Debtors. In this regard, the bankruptcy court confirmed the 2016 Plan of Reorganization with respect to the TCEH Debtors in August 2016, and it became effective by its terms, and the Vistra Spin-Off occurred, effective October 3, 2016.

As a result of the Vistra Spin-Off, Vistra and its subsidiaries, including Luminant and TXU Energy, ceased to be related parties of ours as of October 3, 2016. As a result of the Sempra Acquisition discussed below, the members of the Texas Holdings Group ceased to be related parties of ours as of March 9, 2018.

Change in Indirect Ownership of Oncor

In April 2014, EFH Corp. and the substantial majority of its direct and indirect subsidiaries at the time, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings. In 2016, pursuant to a plan of reorganization confirmed by the bankruptcy court, the TCEH Debtors exited bankruptcy pursuant to the Vistra Spin-Off.    As a result of the Vistra Spin-Off, Vistra and its subsidiaries, including Luminant and TXU Energy, ceased to be related parties of ours as of October 3, 2016. See Note 11 of Interim Financial Statements for details of Oncor’s related-party transactions with members of the Texas Holdings Group. In connection with the plans of reorganization in the EFH Bankruptcy Proceedings, on March 9, 2018, Sempra acquired the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH (Sempra Acquisition), as discussed in further detail below.

Prior to consummation of the Sempra Acquisition, EFH Corp. entered into various merger agreements, which failed to close, with other parties in connection with the EFH Bankruptcy Proceedings and the potential transfer of its indirect ownership interest in Oncor. For a summary of those merger agreements and related regulatory proceedings, see Note 2 to Annual Financial Statements.

Sempra Acquisition

In August 2017, EFH Corp. and EFIH entered into the Sempra Merger Agreement. The Sempra Acquisition closed on March 9, 2018. As a result of the Sempra Acquisition, EFH Corp. merged with an indirect subsidiary of Sempra, with EFH Corp. (renamed STH) continuing as the surviving company and an indirect, wholly-owned subsidiary of Sempra. The Sempra Merger Agreement did not impose any conditions on the EFH Debtors regarding Texas Transmission’s minority interest in Oncor. Accordingly, the Sempra Merger Agreement provided for the acquisition by Sempra of the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH. In accordance with the Sempra Merger Agreement, Sempra paid cash consideration of approximately $9.45 billion to acquire the indirect 80.03% outstanding membership interest in Oncor. The consideration was funded by a combination of fixed and floating rate notes, equity issuances, commercial paper and cash from operations. In addition, in a separate transaction, Oncor Holdings acquired 0.22% of the outstanding membership interests in Oncor from Investment LLC. After the Sempra Acquisition, Texas Transmission continued to own 19.75% of Oncor’s outstanding membership interests. The Sempra Merger Agreement was consummated on March 9, 2018 after obtaining the approval of the bankruptcy court in the EFH Bankruptcy Proceedings, the Federal Communications Commission and the PUCT.

Pursuant to the terms of the Sempra Merger Agreement, in October 2017, Oncor and Sempra filed in PUCT Docket No 47675 a joint application with the PUCT seeking certain regulatory approvals with respect to the transactions contemplated by the Sempra Merger Agreement. At its open meeting on March 8, 2018, the PUCT approved a final order adopting a settlement stipulation allowing the Sempra Acquisition to proceed. For more information regarding the Sempra Settlement Stipulation and the proceedings in PUCT Docket No. 47675, see “PUCT Matters Relating to EFH Bankruptcy Proceedings – Sempra PUCT Proceedings” below.

In connection with the closing of the Sempra Acquisition, Oncor’s Limited Liability Company Agreement was amended and restated in its entirety on March 9, 2018. The Limited Liability Company Agreement, among other things, provides for the management of Oncor by a board of directors consisting of 13 members, including seven “disinterested directors” (as defined in the Limited Liability Company Agreement), two directors designated indirectly by Sempra, two directors designated by Texas Transmission (subject to certain conditions) and two directors that are current or former officers of Oncor.

Management Equity Purchase

On March 9, 2018, Oncor entered into the OMI Agreement with Investment LLC, Oncor Holdings and Sempra. Pursuant to the 2008 Equity Interests Plan for Key Employees of Oncor Electric Delivery Company LLC and its affiliates, certain members of Oncor’s management, including Oncor’s executive officers and independent directors on Oncor’s board of directors, were granted the opportunity to purchase Class B Interests in Investment LLC, an entity whose only assets consist of equity interests in Oncor. Investment LLC held 1,396,008 of the OMI Interests, which represented 0.22% of the outstanding membership interests in Oncor. For a description of the amounts of Class B Interests that were beneficially owned by members of Oncor’s board of directors and each of Oncor’s named executive officers, see “Security Ownership of Certain Beneficial Owners and Management and Related Equity Holder Matters – Security Ownership of Certain Beneficial Owners and Management.”

Pursuant to the OMI Agreement, in connection with the closing of the Sempra Acquisition, Investment LLC transferred to Oncor Holdings all of the OMI Interests in exchange for approximately $26 million in cash, representing approximately $18.60 for each OMI Interest.

PUCT Matters Related to EFH Bankruptcy Proceedings

Previous Merger Agreement PUCT Proceedings

Prior to consummation of the Sempra Acquisition, EFH Corp. entered into various merger agreements, which failed to close, with other parties in connection with the EFH Bankruptcy Proceedings and the potential transfer of its indirect ownership interest in Oncor. For a summary of those merger agreements and related PUCT proceedings, see Note 2 to Annual Financial Statements.

Sempra PUCT Proceedings

Pursuant to the terms of the Sempra Merger Agreement, in October 2017 Oncor and Sempra filed in PUCT Docket No. 47675 a joint application with the PUCT seeking certain regulatory approvals with respect to the Sempra Plan. In December 2017, Oncor and Sempra entered into a stipulation with the Staff of the PUCT, the Office of Public Utility Counsel, the Steering Committee of Cities Served by Oncor and the Texas Industrial Energy Consumers reflecting the parties’ settlement of all issues in the PUCT proceeding regarding the joint application. On January 5, 2018, Oncor, Sempra and the Staff of the PUCT made a joint filing with the PUCT requesting that the PUCT approve the acquisition, consistent with the governance, regulatory and operating commitments in a revised stipulation joined by two additional parties. On January 23, 2018, Oncor and Sempra filed an additional revision to the revised stipulation and announced that two more parties had joined in the Sempra Settlement Stipulation. On February 2, 2018, Oncor and Sempra announced that all of the intervenors in PUCT Docket No. 47675 had signed on to the Sempra Settlement Stipulation. At its February 15, 2018 open meeting, the PUCT directed PUCT Staff to prepare an order based on the Sempra Settlement Stipulation for consideration by the PUCT at its open meeting on March 8, 2018. At the open meeting, the PUCT approved the final order.

The parties to the Sempra Settlement Stipulation agreed that Sempra’s acquisition of EFH Corp. was in the public interest and would bring substantial benefits. The Sempra Settlement Stipulation requested that the PUCT approve the Sempra Acquisition. The joint application filed with the PUCT and the Sempra Settlement Stipulation outline certain ring-fencing measures, governance mechanisms and restrictions that apply after the Sempra Acquisition. As a result of these ring-fencing measures, Sempra does not control Oncor, and the ring-fencing measures limit Sempra’s ability to direct the management, policies and operations of Oncor, including the deployment or disposition of Oncor’s assets, declarations of dividends, strategic planning and other important corporate issues and actions. These limitations include limited representation on the board of directors of Oncor.

Pursuant to the PUCT order issued in the proceeding, following the consummation of the Sempra Acquisition, the board of directors of Oncor is required to consist of thirteen members and be constituted as follows:

•

seven members, which we refer to as disinterested directors, (i) shall be independent directors in all material respects under the rules of the New York Stock Exchange in relation to Sempra and its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have no material relationship with Sempra or its affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings at the time of the Sempra Acquisition or within the previous ten years;

•	two members shall be designated by Sempra (through Oncor Holdings);

•	two members shall be appointed by Texas Transmission; and

•

two members shall be current or former officers of Oncor (the Oncor Officer Directors), initially Robert S. Shapard and E. Allen Nye, Jr., who are the chairman of the Oncor board and chief executive of Oncor, respectively.

In order for a current or former officer of Oncor to be eligible to serve as an Oncor Officer Director, such officer cannot have worked for Sempra or any of its affiliates (excluding Oncor Holdings and Oncor) or any other entity with a direct or indirect ownership interest in Oncor or Oncor Holdings in the ten-year period prior to such officer being employed by Oncor. Oncor Holdings, at the direction of STIH (a subsidiary of STH), which is a wholly-owned indirect subsidiary of, and controlled by, Sempra following the Sempra Acquisition), has the right to nominate and/or seek the removal of the Oncor Officer Directors, with such nomination or removal subject to approval by a majority of the Oncor board of directors.

In addition, the Sempra Order provides that Oncor’s board cannot be overruled by the board of Sempra or any of its subsidiaries on dividend policy, the issuance of dividends or other distributions (except for contractual tax payments), debt issuance, capital expenditures, operation and maintenance expenditures, management and service fees, and appointment or removal of board members, provided that certain actions may also require the additional approval of the Oncor Holdings board of directors. The Sempra Order also provides that any changes to the size, composition, structure or rights of the board must first be approved by the PUCT. In addition, if Sempra acquires Texas Transmission’s interest in Oncor, the two board positions on Oncor’s board of directors that Texas Transmission is entitled to appoint shall be eliminated and the size of Oncor’s board of directors will be reduced by two.

Additional regulatory commitments, governance mechanisms and restrictions provided in the Sempra Order include, among others:

•

A majority of the disinterested directors of Oncor must approve any annual or multi-year budget if the aggregate amount of capital expenditures or operating and maintenance expenditures in such budget is more than a 10% increase or decrease from the corresponding amounts of such expenditures in the budget for the preceding fiscal year or multi-year period, as applicable;

•	Oncor will make minimum aggregate capital expenditures equal to at least $7.5 billion over the period from January 1, 2018 through December 31, 2022 (subject to certain possible adjustments);

•

Sempra was required to make, within 60 days after the Sempra Acquisition, its proportionate share of the aggregate equity investment in Oncor in an amount necessary for Oncor to achieve a capital structure consisting of 57.5% long-term debt to 42.5% equity, as calculated for regulatory purposes, and pursuant to this commitment Sempra contributed $117 million in cash commensurate with its ownership interest to Oncor on April 23, 2018, as discussed in further detail in Note 9 of Interim Financial Statements.

•

Oncor may not pay any dividends or make any other distributions (except for contractual tax payments) if a majority of its disinterested directors determines that it is in the best interests of Oncor to retain such amounts to meet expected future requirements;

•

At all times, Oncor will remain in compliance with the debt-to-equity ratio established by the PUCT from time to time for ratemaking purposes, and Oncor will not pay dividends or other distributions (except for contractual tax payments), if that payment would cause its debt-to-equity ratio to exceed the debt-to-equity ratio approved by the PUCT;

•

If the credit rating on Oncor’s senior secured debt by any of the three major rating agencies falls below BBB (or the equivalent), Oncor will suspend dividends and other distributions (except for contractual tax payments), unless otherwise allowed by the PUCT;

•

Without the prior approval of the PUCT, neither Sempra nor any of its affiliates (excluding Oncor) will incur, guaranty or pledge assets in respect of any indebtedness that is dependent on the revenues of Oncor in more than a proportionate degree than the other revenues of Sempra or on the stock of Oncor, and there will be no debt at STH or STIH at any time following the closing of the Sempra Acquisition;

•

Neither Oncor nor Oncor Holdings will lend money to or borrow money from Sempra or any of its affiliates (other than Oncor subsidiaries), or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and neither Oncor nor Oncor Holdings will share credit facilities with Sempra or any of its affiliates (other than Oncor subsidiaries), or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings;

•

Oncor will not seek recovery in rates of any expenses or liabilities related to EFH Corp.’s bankruptcy, or (1) any tax liabilities resulting from the Vistra Spin-Off, (2) any asbestos claims relating to non-Oncor operations of EFH Corp. or (3) any make-whole claims by holders of debt securities issued by EFH Corp. or EFIH, and Sempra was required to file with the PUCT a plan providing for the extinguishment of the liabilities described in items (1) through (3) above, which protects Oncor from any harm (which plan was filed with the PUCT on April 6, 2018 in PUCT Docket No. 48119);

•

There must be maintained certain “separateness measures” that reinforce the financial separation of Oncor from STH and STH’s owners, including a requirement that dealings between Oncor, Oncor Holdings and their subsidiaries with Sempra, any of Sempra’s other affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, must be on an arm’s-length basis, limitations on affiliate transactions, separate recordkeeping requirements and a prohibition on pledging Oncor assets or stock for any entity other than Oncor;

•	No transaction costs or transition costs related to the Sempra Acquisition (excluding Oncor employee time) will be borne by Oncor’s customers nor included in Oncor’s rates;

•

Sempra will continue to hold indirectly at least 51% of the ownership interests in Oncor and Oncor Holdings for at least five years following the closing of the Sempra Acquisition, unless otherwise specifically authorized by the PUCT; and

•

Oncor will provide bill credits to electric delivery rates for ultimate credits to customers in an amount equal to 90% of any interest rate savings achieved due to any improvement in its credit ratings or market spreads compared to those as of June 30, 2017 until final rates are set in the next Oncor base rate case filed after PUCT Docket No. 46957 (except that savings will not be included in credits if already realized in rates); and one year after the Sempra Acquisition, Oncor will provide bill credits to electric delivery rates for inclusion in customer bills equal to 90% of any synergy savings until final rates are set in the next Oncor base rate proceeding after the 2017 rate review (PUCT Docket No. 46957), at which time any total synergy savings shall be reflected in Oncor’s rates. On September 7, 2018, Oncor filed its first semi-annual interest rate savings compliance report with the PUCT and began accruing a bill credit upon the issuance of its new debt in August 2018.

Sharyland Asset Exchange

On July 21, 2017, we entered into an Agreement and Plan of Merger by and among the Sharyland Entities, Oncor, and Oncor AssetCo LLC, a Texas limited liability company and wholly-owned subsidiary of Oncor. Pursuant to that agreement, on November 9, 2017, we exchanged approximately $383 million of our transmission assets, consisting of 517 circuit miles of 345 kV transmission lines, and approximately $25 million in cash for approximately $408 million of the Sharyland Entities’ distribution assets (constituting substantially all of their electricity distribution business) and certain of their transmission assets. The transaction expanded our customer base in west Texas and provides some potential growth opportunities of the distribution network. The transaction for assets between Oncor and the Sharyland Entities was structured to qualify, in part, as a simultaneous tax deferred like kind exchange of assets to the extent that the assets exchanged are of “like kind” (within the meaning of section 1031 of the Code). We do not expect that the Sharyland Asset Exchange will have a material effect on our results of operations, financial position or cash flows.

Rate Review Settlement

We filed a rate review in PUCT Docket No. 46957 in March 2017, and the PUCT issued an order in that docket in October 2017 that took effect on November 27, 2017. As a result of the PUCT order, our annual distribution and transmission base rate revenues, net of eliminations, are expected to increase approximately $65 million excluding the impacts of the Sharyland Asset

Exchange and the TCJA. The order also requires us to record as a regulatory liability instead of revenue the amount that we collect through our approved tariffs for federal income taxes that is above the new corporate federal income rate of 21% established in the TCJA. We estimate that incorporating the new corporate federal income tax rate in our approved rate settlement agreement would have reduced our annual revenues and our tax expense by approximately $125 million. Other significant findings include a change in our authorized return on equity to 9.8% and a change in our authorized regulatory capital structure to 57.5% debt to 42.5% equity. Our previous authorized return on equity was 10.25% with an authorized regulatory capital structure of 60% debt to 40% equity. The PUCT order required us to record a regulatory liability from November 27, 2017 until the new authorized regulatory capital structure was met to reflect our actual capitalization prior to achieving the authorized capital structure. Our authorized regulatory capital structure was met in May 2018, and therefore we ceased accruing amounts to the capital structure refund regulatory liability as of that time. The regulatory liability of $6 million was approved on September 14, 2018 in PUCT Docket No. 48522, and the liability was subsequently returned to customers in September 2018 through the capital structure refund mechanism approved in the PUCT rate review docket. See Note 3 to Interim Financial Statements and Note 3 to Annual Financial Statements for more information on the PUCT rate review order.

Pending InfraREIT Acquisition

On October 18, 2018, we entered into the InfraREIT Merger Agreement, pursuant to which we will acquire all of the equity of InfraREIT and its subsidiary, InfraREIT Partners, LP, subject to the conditions discussed below. The InfraREIT Acquisition will occur through the merger of InfraREIT with and into a newly formed wholly owned subsidiary of Oncor, followed by the merger of another newly formed wholly owned subsidiary of Oncor with and into InfraREIT Partners. InfraREIT’s stockholders and the limited partners of InfraREIT Partners will receive $21.00 in cash per share of common stock or limited partnership unit, as applicable. Total purchase price based on the number of shares and partnership units of InfraREIT and InfraREIT Partners currently outstanding is approximately $1.275 billion, plus we will bear certain transaction costs incurred by InfraREIT (including a management agreement termination fee of approximately $40.5 million that InfraREIT has agreed to pay Hunt Consolidated, Inc. at closing). The acquisition also includes InfraREIT’s outstanding debt, which totaled an aggregate of approximately $945 million at September 30, 2018.

In connection with entering into InfraREIT Merger Agreement, we have received a commitment letter from Sempra and certain indirect equity holders of Texas Transmission (collectively, the Equity Commitment Parties), pursuant to which, subject to the terms and conditions set forth therein, the Equity Commitment Parties have committed to provide their pro rata share of capital contributions to us in an aggregate principal amount of up to $1.330 billion, to fund the cash consideration payable by us in the InfraREIT Acquisition and the payment of related fees and expenses. The funding provided for in the commitment letter is contingent on the satisfaction of customary conditions, including the substantially simultaneous closing of the transactions contemplated by the InfraREIT Merger Agreement, but is not a condition to the closing of the InfraREIT Acquisition.

As a condition to the InfraREIT Acquisition, InfraREIT’s subsidiary, SDTS, and SU, will complete the SDTS-SU Asset Exchange immediately prior to the closing of the InfraREIT Acquisition, pursuant to which SDTS will exchange its south Texas assets for certain assets owned by SU. As result, upon closing of the InfraREIT Acquisition, we will own all of SDTS’s and SU’s assets and projects in north, central and west Texas and SU will own its and SDTS’s assets in south Texas.

In addition, as a condition to the closing of the SDTS-SU Asset Exchange, Sempra will acquire an indirect 50 percent limited partnership interest in SU in the Sempra-SU Transaction. As a result of the Sempra-SU Transaction, SU will be our affiliate for purposes of PUCT rules. The SDTS-SU Asset Exchange also contemplates that at closing we and SU will enter into a future development agreement and, subject to receipt of certain PUCT approvals, an operation and maintenance agreement. The future development agreement addresses ownership and funding of potential future SU transmission projects, under certain circumstances, where at least one endpoint of the project is a legacy SDTS asset. Oncor and SU will each own and fund certain percentages of the project depending on the project type and location of the transmission project’s endpoints. The operation and maintenance agreement provides that we will provide to SU certain operations and maintenance services with respect to the SU assets in south Texas. Such services will be provided by us to SU at cost without a markup or profit.

Closing of the InfraREIT Acquisition is subject to the satisfaction of customary closing conditions, including, among others, (i) obtaining the approval of InfraREIT stockholders, (ii) the absence of certain make-whole, prepayment, accelerated payment obligations, or events of default with respect to certain notes of InfraREIT subsidiaries and obtaining of consents to certain amendments to the terms of the applicable notes, (iii) the satisfaction of certain regulatory conditions, including the receipt of the approval of the PUCT and the FERC, (iv) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (v) clearance by the Committee on Foreign Investment in the United States.

Oncor, InfraREIT and InfraREIT Partners have agreed to use their respective reasonable best efforts, subject to certain exceptions, to consummate the InfraREIT Acquisition as promptly as practicable. The InfraREIT Merger Agreement provides, among other items, that no later than 45 days after October 18, 2018, the parties will submit to the PUCT a single, integrated Joint Application for Sale, Transfer or Merger and requests for other necessary approvals required to effect the InfraREIT Acquisition. That filing was made on November 30, 2018.

LEGAL PROCEEDINGS

We are involved in various legal and administrative proceedings in the normal course of business the ultimate resolution of which, in the opinion of management, should not have a material effect on our financial position, results of operations or cash flows. See Notes 3 and 8 to Interim Financial Statements and Notes 3 and 8 to Annual Financial Statements for additional information concerning our legal and regulatory proceedings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the nine months ended September 30, 2018 and 2017 and the fiscal years ended December 31, 2017, 2016 and 2015 should be read in conjunction with Selected Financial Data and our unaudited interim consolidated financial statements and related notes and audited consolidated financial statements and the notes to those statements.

All dollar amounts in the tables in the following discussion and analysis are stated in millions of U.S. dollars unless otherwise indicated.

BUSINESS

We are a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs that sell power in the north-central, eastern and western parts of Texas. Revenues from REP subsidiaries of Vistra (formerly subsidiaries of TCEH) represented 24%, 22% and 23% of our total operating revenues for the nine months ended September 30, 2018 and the years ended December 31, 2017 and 2016, respectively. We are a majority-owned subsidiary of Oncor Holdings, which is indirectly and wholly-owned by Sempra. Oncor Holdings owns 80.25% of our outstanding membership interests and Texas Transmission owns 19.75% of our outstanding membership interests. We are managed as an integrated business; consequently, there are no separate reportable business segments.

Various “ring-fencing” measures that had been taken to enhance our credit quality and the separateness between the Oncor Ring-Fenced Entities and its majority owner (formerly the Texas Holdings Group and now Sempra) continue to remain in effect after the Sempra Acquisition. These measures serve to mitigate our and Oncor Holdings’ credit exposure to Sempra and to reduce the risk that our assets and liabilities or those of Oncor Holdings would be substantively consolidated with the assets and liabilities of Sempra in connection with a bankruptcy of one or more Sempra entities. Such measures include, among other things: the 19.75% equity interest held by Texas Transmission; maintenance of separate books and records for the Oncor Ring-Fenced Entities; our board of directors being comprised of a majority of independent directors; and prohibitions on the Oncor Ring-Fenced Entities providing credit support to or receiving credit support from Sempra entities. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of Sempra. None of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or contractual obligations of Sempra entities. We do not bear any liability for debt or contractual obligations of Sempra, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from Sempra.

Significant Activities and Events

Pending InfraREIT Acquisition — On October 18, 2018, Oncor entered into the InfraREIT Merger Agreement, pursuant to which it will acquire all of the equity interests of InfraREIT and its subsidiary InfraREIT Partners. InfraREIT’s stockholders and the limited partners of InfraREIT Partners will receive $21.00 in cash per share of common stock or limited partnership unit, as applicable. Total purchase price based on the number of shares and partnership units of InfraREIT and InfraREIT Partners currently outstanding is approximately $1.275 billion, plus Oncor will bear certain transaction costs incurred by InfraREIT (including a management agreement termination fee of approximately $40.5 million that InfraREIT has agreed to pay Hunt Consolidated, Inc. at closing). The InfraREIT Acquisition also includes InfraREIT’s outstanding debt, which totaled an aggregate of approximately $945 million at September 30, 2018. Closing of the InfraREIT Acquisition is subject to the satisfaction of various closing conditions. See Note 13 to Interim Financial Statements for more information on the InfraREIT Acquisition.

EFH Bankruptcy Proceedings — In April 2014, EFH Corp. and the substantial majority of its direct and indirect subsidiaries at the time, including EFIH, Energy Future Competitive Holdings Company LLC and TCEH, commenced the EFH Bankruptcy Proceedings. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings. In 2016, the subsidiaries of TCEH that were debtors in the EFH Bankruptcy Proceedings and certain other debtors in the EFH Bankruptcy Proceedings that became subsidiaries of Vistra exited bankruptcy pursuant to a plan of reorganization confirmed by the bankruptcy court. As a result of the Vistra Spin-Off, Vistra and its subsidiaries, including Luminant and TXU Energy, ceased to be related parties of ours as of October 3, 2016. See Note 11 to Interim Financial Statements and Note 11 to Annual Financial Statements for details of Oncor’s related-party transactions with members of the Texas Holdings Group. In connection with the plans of reorganization in the EFH Bankruptcy Proceedings, on March 9, 2018, Sempra acquired the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH.

See Notes 2 and 8 to Interim Financial Statements, Notes 2 and 8 to Annual Financial Statements and “Quantitative and Qualitative Disclosures About Market Risk” for additional information.

Sempra Acquisition — In August 2017, EFH Corp. and EFIH entered into the Sempra Merger Agreement. The Sempra Acquisition closed on March 9, 2018. As a result of the Sempra Acquisition, EFH Corp. merged with an indirect subsidiary of Sempra, with EFH Corp. continuing as the surviving company and an indirect, wholly-owned subsidiary of Sempra. The Sempra Merger Agreement did not impose any conditions on the EFH Debtors regarding Texas Transmission’s minority interest in Oncor. Accordingly, the Sempra Merger Agreement provided for the acquisition by Sempra of the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH. In accordance with the Sempra Merger Agreement, Sempra paid cash consideration of approximately $9.45 billion to acquire the indirect 80.03% outstanding membership interest in Oncor. In addition, in a separate transaction, Oncor Holdings acquired 0.22% of the outstanding membership interests in Oncor from Investment LLC. After the Sempra Acquisition, Texas Transmission continued to own 19.75% of Oncor’s outstanding membership interests. The Sempra Merger Agreement was consummated on March 9, 2018 after obtaining the approval of the bankruptcy court in the EFH Bankruptcy Proceedings, the Federal Communications Commission and the PUCT.

Pursuant to the terms of the Sempra Merger Agreement, in October 2017, Oncor and Sempra filed in PUCT Docket No 47675 a joint application with the PUCT seeking certain regulatory approvals with respect to the transactions contemplated by the Sempra Plan. At its open meeting on March 8, 2018, the PUCT approved a final order adopting a settlement stipulation allowing the Sempra Acquisition to proceed. For more information regarding the Sempra Settlement Stipulation and the proceedings in PUCT Docket No. 47675, see “PUCT Matters Relating to EFH Bankruptcy Proceedings – Sempra PUCT Proceedings” below.

In connection with the closing of the Sempra Acquisition, Oncor’s Limited Liability Company Agreement was amended and restated in its entirety on March 9, 2018. The Limited Liability Company Agreement, among other things, provides for the management of Oncor by a board of directors consisting of 13 members, including seven “disinterested directors” (as defined in the Limited Liability Company Agreement), two directors designated indirectly by Sempra, two directors designated by Texas Transmission (subject to certain conditions) and two directors that are current or former officers of Oncor.

Debt-Related Activities — See Note 6 to Annual Financial Statements for information regarding the new unsecured $2.0 billion revolving Credit Facility that we entered into in November 2017, which replaced our previous secured $2.0 billion revolving credit facility. See Note 7 to Interim Financial Statements for information regarding the repayments of $825 million in long-term debt and the issuance of $800 million aggregate principal amount of senior secured notes in the nine months ended September 30, 2018.

2017 Rate Review (PUCT Docket No. 46957) —We filed a rate review in PUCT Docket No. 46957 in March 2017, and the PUCT issued an order in that docket in October 2017 that took effect on November 27, 2017. As a result of the PUCT order, our annual distribution and transmission base rate revenues, net of eliminations, are expected to increase approximately $65 million excluding the impacts of the Sharyland Asset Exchange and the TCJA. The order also requires us to record as a regulatory liability instead of revenue the amount that we collect through our approved tariffs for federal income taxes that is above the new corporate federal income rate. We estimate that incorporating the new corporate federal income tax rate in our approved rate settlement agreement would have reduced our annual revenues and our tax expense by approximately $125 million.For information regarding the impact of the TCJA, see “Tax Cuts and Jobs Act (TCJA)” below. Other significant findings include a change in our authorized return on equity to 9.8% and a change in our authorized regulatory capital structure to 57.5% debt to 42.5% equity. Our previous authorized return on equity was 10.25% with an authorized regulatory capital structure of 60% debt to 40% equity. The PUCT order required us to record a regulatory liability from November 27, 2017 until the new authorized regulatory capital structure was met to reflect our actual capitalization prior to achieving the authorized capital structure. Our authorized regulatory capital structure was met in May 2018, and therefore we ceased accruing amounts to the capital structure refund regulatory liability as of that time. The regulatory liability of $6 million was approved on September 14, 2018 in PUCT Docket No. 48522, and the liability was subsequently returned to customers in September 2018 through the capital structure refund mechanism approved in the PUCT rate review docket. See Note 3 to Interim Financial Statements and Note 3 to Annual Financial Statements for more information on the PUCT rate review order.

Tax Cuts and Jobs Act (TCJA) – On December 22, 2017, President Trump signed the TCJA into law. Substantially all of the provisions of the TCJA are effective for our taxable years beginning January 1, 2018. The TCJA includes significant changes to the Code, including amendments which significantly change the taxation of business entities and includes specific provisions related to regulated public utilities such as Oncor. The most significant TCJA change that impacts us is the reduction in the corporate federal income tax rate from 35% to 21%. The specific provisions related to regulated public utilities in the TCJA applicable to us include the continued deductibility of interest expense, the elimination of bonus depreciation on certain property acquired after September 27, 2017 and certain rate normalization requirements for accelerated depreciation benefits.

Changes in the Code from the TCJA had a material impact on our financial statements in 2017. Under GAAP, specifically ASC Topic 740, Income Taxes, the tax effects of changes in tax laws must be recognized when the law is enacted, or December 22, 2017 for the TCJA. ASC 740 also requires deferred tax assets and liabilities to be measured at the enacted tax rate expected to apply when temporary differences are to be realized or settled. Based on this, our liability in lieu of deferred income taxes was re-measured at the date of enactment using the new tax rate.

We have completed the measurement and accounting for the effects of the TCJA, which have been reflected in our December 31, 2017 financial statements. The re-measurement of our liability in lieu of deferred income taxes resulted in a $21 million charge to the nonoperating provision in lieu of tax expense for the year ending December 31, 2017 and a $1.6 billion decrease in our liability in lieu of deferred income taxes at December 22, 2017 with a corresponding increase in our regulatory liabilities.

The increase in regulatory liabilities reflects our obligation, as required by PUCT order in Docket No. 46957, to refund to utility customers any excess liability in lieu of deferred income taxes created by the reduction in the corporate federal income tax rate. The TCJA includes provisions that stipulate how quickly certain of these excess deferred tax related balances may be refunded to our customers through reductions in our future rates. These adjustments had no impact on our 2017 cash flows.

PUCT Docket No. 46957 requires us to record as a regulatory liability, instead of revenue, the amount that we collect through our approved tariffs for federal income taxes that is above the new corporate federal income tax rate. We started recording this regulatory liability beginning January 1, 2018. We estimate that incorporating the new corporate federal income tax rate in our approved rate settlement agreement would have reduced our annual revenues and our tax expense by approximately $125 million.

Sharyland Asset Exchange — On November 9, 2017, we consummated a transaction with the Sharyland Entities pursuant to which we exchanged approximately $383 million of our transmission assets, consisting of 517 circuit miles of 345 kV transmission lines, and approximately $25 million in cash for approximately $408 million of the Sharyland Entities’ distribution assets (constituting substantially all of their electricity distribution business) and certain of their transmission assets. We do not expect the Sharyland Asset Exchange will have a material effect on our results of operations, financial position or cash flows. See further discussion of the transaction below under “Regulation and Rates” and in Notes 3 and 14 to Annual Financial Statements.

Matters with the PUCT — See discussion of other matters below under “Regulation and Rates.”

KEY RISKS AND CHALLENGES

Following is a discussion of key risks and challenges facing management and the initiatives currently underway to manage such challenges. For additional information concerning risk factors related to our business, see “Risk Factors” in this prospectus.

Rates and Cost Recovery

Our rates are regulated by the PUCT and certain cities and are subject to regulatory rate-setting processes and annual earnings oversight. This regulatory treatment does not provide any assurance as to achievement of earnings levels. Our rates are regulated based on an analysis of our costs and capital structure, as reviewed and approved in a regulatory proceeding. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital. However, there is no assurance that the PUCT will judge all of our costs to have been prudently incurred, that the PUCT will not reduce the amount of invested capital included in the capital structure that our rates are based upon, that the regulatory process in which rates are determined will always result in rates that produce full recovery of our costs or that our authorized return on equity will not be reduced. See “Regulation and Rates” below for further information, including a discussion of our 2017 and 2008 rate reviews.

Capital Availability and Cost

Our access to capital markets and cost of debt could be directly affected by our credit ratings. Any adverse action with respect to our credit ratings could generally cause borrowing costs to increase and the potential pool of investors and funding sources to decrease. Our credit ratings are currently slightly higher than those of Sempra. If credit rating agencies were to change their views of our independence from Sempra, our credit ratings could decline. We believe this risk is substantially mitigated by the ring-fencing measures as described in Note 1 to Annual Financial Statements. See “Risk Factors—Adverse actions with respect to our credit ratings could negatively affect our ability to access capital, and In the future, we could have liquidity needs that could be difficult to satisfy under some circumstances, especially in uncertain financial market conditions.”

Technology Initiatives

Risks to our technology initiative programs include nonperformance by equipment and service providers, failure of the technology to meet performance expectations and inadequate cost recovery allowances by regulatory authorities. We continue to implement measures to mitigate these risks, but there can be no assurance that these technology initiatives will achieve the operational and financial objectives.

Cyber Security and Infrastructure Protection Risk

A breach of our cyber/data or physical security measures that impairs our information technology infrastructure or transmission and distribution infrastructure could disrupt normal business operations, affect our ability to control our transmission and distribution system, expose us to material regulatory claims and limit communication with third parties. Any loss of confidential or proprietary data through a cyber/data breach could also materially affect our reputation, expose the company to legal claims or impair our ability to execute on business strategies. We participate in industry groups and with regulators to remain current on emerging threats and mitigating techniques. While we have not experienced any security breach with a significant operational, reputational or financial impact, we recognize the growing threat within our industry and are proactively taking steps to continuously improve our technology, security measures, processes and services to detect, mitigate and protect our assets, both physical and cyber.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are discussed in Note 1 to Annual Financial Statements. We follow accounting principles generally accepted in the U.S. Application of these accounting policies in the preparation of our consolidated financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and revenues and expenses during the periods covered. The following is a summary of certain critical accounting policies that are impacted by judgments and uncertainties and under which different amounts might be reported using different assumptions or estimation methodologies.

Accounting for the Effects of Income Taxes

Our tax sharing agreement with Oncor Holdings and EFH Corp. (now STH) was amended in November 2008 to include Texas Transmission and Investment LLC. The tax sharing agreement provides for the calculation of amounts related to income taxes for each of Oncor Holdings and Oncor substantially as if these entities were taxed as corporations and requires payments to the members determined on that basis (without duplication for any income taxes paid by a subsidiary of Oncor Holdings).

We became a partnership for U.S. federal income tax purposes effective with the equity sale to Texas Transmission and Investment LLC in November 2008 and remain a partnership for U.S. federal income tax purposes after the closing of the Sempra Acquisition. Accordingly, while partnerships are not subject to income taxes, in consideration of the tax sharing agreement and the presentation of our financial statements as an entity subject to cost-based regulatory rate-setting processes, with such costs historically including income taxes, the financial statements present amounts determined under the tax sharing agreement as “provision in lieu of income taxes” and “liability in lieu of deferred income taxes” for periods subsequent to the equity sale. Such amounts are determined in accordance with the provisions of the accounting guidance for income taxes and accounting standards that provide interpretive guidance for accounting for uncertain tax positions and thus differences between the book and tax bases of assets and liabilities are accounted for as if we were a stand-alone corporation. In the event such amounts are not paid under the tax sharing agreement, it is probable that this regulatory liability will continue to be included in Oncor’s rate setting processes.

Our expense amounts related to income taxes and related balance sheet amounts are recorded pursuant to our tax sharing agreement as discussed above. Recording of such amounts involves significant management estimates and judgments, including judgments and estimates of the timing and probability of recognition of income and deductions by taxing authorities. In assessing the likelihood of realization of assets related to income taxes, management considers estimates of the amount and character of future taxable income. Actual amounts related to income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, our forecasted financial condition and results of operations in future periods, as well as final review of filed tax returns by taxing authorities. Our and STH’s income tax returns are regularly subject to examination by applicable tax authorities. In management’s opinion, any liability recorded pursuant to income tax accounting guidance related to uncertain tax positions reflects future amounts that may be owed as a result of any examination.

Amounts payable to and receivable from members related to income taxes on our balance sheet reflect our tax provision net of quarterly estimated tax payments required by the tax sharing agreement that are trued up the following year when the annual tax return is filed. The $26 million receivable from members related to income taxes at December 31, 2017 is primarily the result of lower taxable income and a true-up of 2016. The $80 million receivable from members related to income taxes at December 31, 2016 is primarily the result of the enactment of the Protecting Americans from Tax Hikes Act of 2015. The bill was enacted late in December 2015 and allows for 50% bonus depreciation on certain assets placed into service in 2017 and 2016.

See Notes 1 and 4 to Annual Financial Statements.

Regulatory Assets and Liabilities

We are subject to rate regulation and our financial statements reflect regulatory assets and liabilities in accordance with accounting standards related to the effect of certain types of regulation. Regulatory assets and liabilities represent probable future revenues that will be recovered from or refunded to customers through the ratemaking process based on PURA and/or the PUCT’s orders, precedents or substantive rules. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital subject to PUCT review for reasonableness and prudence and possible disallowance. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 5 to Interim Financial Statements and Note 5 to Annual Financial Statements for more information regarding regulatory assets and liabilities.

Impairment of Long-Lived Assets and Goodwill

We evaluate long-lived assets (including intangible assets with finite lives) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We also evaluate goodwill for impairment annually (at December 1) and whenever events or changes in circumstances indicate that an impairment may exist. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows.

If at the assessment date our carrying value exceeds our estimated fair value (enterprise value), then the estimated enterprise value is compared to the estimated fair values of our operating assets (including identifiable intangible assets) and liabilities at the assessment date. The resultant implied goodwill amount is compared to the recorded goodwill amount. Any excess of the recorded goodwill amount over the implied goodwill amount is written off as an impairment charge.

In December 2017, 2016 and 2015, we concluded, based on a qualitative assessment, that our estimated enterprise fair value was more likely than not greater than our carrying value. As a result, no additional testing for impairment was required and no impairments were recognized in 2017, 2016 or 2015.

Defined Benefit Pension Plans and OPEB Plan

We offer certain pension, health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. Reported costs of providing noncontributory pension and OPEB benefits are dependent upon numerous factors, assumptions and estimates.

PURA provides for our recovery of pension and OPEB costs applicable to services of covered current and former employees, as well as services of other covered current and former employees of EFH Corp./Vistra prior to the deregulation and disaggregation of EFH Corp.’s electric utility businesses effective January 1, 2002 (recoverable service). Accordingly, in 2005, we entered into an agreement with EFH Corp. whereby we assumed responsibility for applicable pension and OPEB costs related to those personnel’s recoverable service. We also subsequently entered into an agreement with EFH Corp. which was later, in connection with the Vistra Spin-Off, replaced by an agreement with an affiliate of Vistra, to sponsor an OPEB plan to cover such personnel, with Vistra retaining responsibility for paying the applicable OPEB costs under such plan for those personnel’s non-recoverable service.

We are authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs reflected in our PUCT-approved billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings related to recoverable service. Accordingly, we recognize (principally as a regulatory asset or property) additional pension and OPEB costs consistent with PURA. Amounts deferred are ultimately subject to regulatory approval.

We have also assumed primary responsibility for pension benefits of a closed group of retired and terminated vested plan participants not related to our regulated utility business (non-recoverable service) in a 2012 transaction. Any retirement costs associated with non-recoverable service is not recoverable through rates. Any retirement costs associated with non-recoverable service are recognized in other deductions or comprehensive income.

Benefit costs are impacted by actual and actuarial estimates of employee demographics (including but not limited to age, compensation levels and years of accredited service), future health care costs, the level of contributions made to retiree plans, expected and actual earnings on plan assets and the discount rates used in determining the projected benefit obligation. Actuarial assumptions are reviewed and updated annually based on current economic conditions and trends. Changes made to the provisions of the plans may also impact current and future benefit costs. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

At December 31, 2017, the pension plans’ projected benefit obligation included a net actuarial loss of $201 million for 2017 due primarily to a decrease in the discount rate to 3.54% from 4.05%, partially offset by the adoption of a new mortality assumption that shortens expected life spans. Actual returns on pension plan assets in 2017 were more than the expected return on assets by $212 million creating an offsetting actuarial gain. We expect the pension plans estimated amortizations of net actuarial losses to increase by $4 million in 2018 reflecting these changes.

In accordance with accounting rules, changes in benefit obligations associated with factors discussed above may be immediately recognized as a regulatory asset if related to recoverable service or in other comprehensive income and reclassified as a current cost in future years. As such, significant portions of benefit costs recorded in any period may not reflect the actual level of cash benefits provided to plan participants. Net direct and indirect allocated pension and OPEB costs as determined under applicable accounting rules are summarized in the following table:

	Year Ended December 31,
	2017	2016	2015
Pension costs	$85	$76	$104
OPEB costs	58	62	53

Total benefit costs	143	138	157
Less amounts recognized principally as property or a regulatory asset	(98)	(100)	(113)

Net amounts recognized as expense	$45	$38	$44

Pension plans discount rate — percentage	4.05%	4.30%	3.96%
OPEB plan discount rate — percentage	4.35%	4.60%	4.23%
Funding of the pension and OPEB plans	$180	$35	$79

Sensitivity of these costs to changes in key assumptions is as follows:

Assumption	Increase/(Decrease) in 2018 Pension and OPEB Costs
Discount rate – 1% increase	$(36)
Discount rate – 1% decrease	$43
Expected return on assets – 1% increase	$(25)
Expected return on assets – 1% decrease	$25

See Note 10 to Annual Financial Statements regarding other disclosures related to pension and OPEB plans obligations.

RESULTS OF OPERATIONS

Operating Data

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016	2015
Operating statistics:
Electric energy volumes (gigawatt-hours):
Residential	36,310	32,238	41,483	41,377	42,536
Other (a)	63,946	57,534	76,117	75,045	74,215

Total electric energy volumes	100,256	89,772	117,600	116,422	116,751

Reliability statistics (b)(c):
System Average Interruption Duration Index (SAIDI) (nonstorm)	94.0	89.4	89.7	95.0	96.1
System Average Interruption Frequency Index (SAIFI) (nonstorm)	1.4	1.4	1.4	1.4	1.3
Customer Average Interruption Duration Index (CAIDI) (nonstorm)	69.5	62.0	62.1	66.0	72.5
Electricity points of delivery (end of period and in thousands):
Electricity distribution points of delivery (based on number of active meters)	3,607	3,483	3,551	3,435	3,379
Operating revenues:
Revenues contributing to earnings:
Distribution base revenues (d)	$1,640	$1,396	$1,877	$1,832	$1,849

Transmission base revenues (TCOS revenues)
Billed to third-party wholesale customers	403	460	608	582	547
Billed to REPS serving Oncor distribution customers, through TCRF	234	250	332	328	303

Total transmission base revenues	637	710	940	910	850

AMS surcharges and other miscellaneous revenues (d)	48	136	164	208	210

Total revenues contributing to earnings	2,325	2,242	2,983	2,950	2,909

Revenues collected for pass-through expenses:
TCRF—third party wholesale transmission service	719	690	928	892	801
EECRF and other regulatory surcharges	62	35	47	78	168

Revenues collected for pass-through expenses	781	725	975	970	969

Total operating revenues	$3,106	$2,967	$3,958	$3,920	$3,878

(a)	Includes small business, large commercial and industrial and all other non-residential distribution points of delivery.
(b)

SAIDI is the average number of minutes electric service is interrupted per consumer in a year. SAIFI is the average number of electric service interruptions per consumer in a year. CAIDI is the average duration in minutes per electric service interruption in a year.

(c)	Excludes impacts of the Sharyland Asset Exchange.
(d)	The separate reconcilable AMS surcharge ceased on November 27, 2017 and AMS-related expenses and returns became recoverable through distribution base revenues.

Financial Results — Nine Months Ended September 30, 2018 Compared to Nine Months Ended September 30, 2017

Total operating revenues increased $139 million, or 5%, to $3.106 billion in 2018.

Revenues that contribute to earnings increased $83 million during the nine months ended September 30. The change reflected the following components:

•	An Increase in Distribution Base Revenues —The $244 million increase in distribution base rate revenues reflects:

•	$67 million due to higher consumption, primarily driven by weather,

•	$73 million due to growth in points of delivery including the Sharyland Asset Exchange and,

•

$104 million higher authorized revenues resulting from the 2017 rate review, net of the TCJA federal income tax rate reduction of $59 million, including approximately $79 million that previously would have been collected in the AMS surcharge as described below.

•

A Decrease in Transmission Base Revenues — The $73 million decrease in TCOS revenues for the nine months ended September 30, 2018 compared to the 2017 period reflects a $67 million reduction due to the rate decrease from the 2017 rate review proceeding, including the impact of the Sharyland Asset Exchange and $35 million TCJA federal income tax rate reduction, and reflects a reduction of $6 million due to amortization of excess deferred federal income taxes beginning July 1, 2018. See TCOS Filings Table below for a listing of Transmission Interim Rate Update Applications and anticipated impacts on revenues for the nine months ended September 30, 2018 and 2017.

TCOS Filings Table

Docket No.	Filed	Effective	Annual Revenue Impact	Third-Party Wholesale Transmission	Included in TCRF
48559	July 2018	October 2018	$21	$13	$8
48325 (a)	May 2018	July 2018	$(15)	$(10)	$(5)
47988 (b)	January 2018	March 2018	$14	$9	$5
46957	March 2017	November 2017	$(76)	$(54)	$(22)
46825	February 2017	March 2017	$7	$4	$3
46210	July 2016	September 2016	$14	$9	$5

(a)	Per the pending Docket No. 48325 settlement, the final July 1, 2018 TCOS rate reflects an additional $12 million annual revenue reduction, which has been netted in the Docket No. 48559 line above.
(b)	The annual revenue impact of the new rate is net of a $52 million revenue reduction to reflect the TCJA reduction in the corporate federal income tax rate to 21%.

•

A Decrease in AMS Surcharge and other miscellaneous revenues —The $88 million decrease in AMS surcharge and other miscellaneous revenues is primarily due to a $79 million shift of AMS revenues to distribution base rates and an $11 million energy efficiency program bonus recorded in the prior period.

Revenues collected for pass-through expenses include the following components. These revenues increased $56 million during the nine-month period ended September 30 and the change reflected:

•

An Increase in TCRF — The increase in our TCRF Third-Party revenue includes $29 million to pass through an increase in third-party wholesale transmission service expense. See TCRF Filings Table below for a listing of TCRF filings and the anticipated impacts to cash flows for the nine months ended September 30, 2018 and 2017.

TCRF Filings Table

			Billing Impact
			for Period Effective
Docket No.	Filed	Effective	Increase (Decrease)
48408	May 2018	September 2018 - February 2019	$110
47824	December 2017	March 2018 - August 2018	$(52)
46957	March 2017	December 2017 - February 2018	$(28)
47234	June 2017	September 2017 - November 2017	$39
46616	November 2016	March 2017 – August 2017	$(86)

•

An Increase in EECRF and Other Regulatory Surcharges — The $27 million net increase primarily consists of $20 million recovery of municipal franchise fees related to PUCT Docket No. 46884 and $4 million recovery of rate case expenses, which are offset in taxes other than income taxes and in operation and maintenance expense, respectively. See EECRF Filings Table below for a listing of EECRF filings impacting revenues for the nine months ended September 30, 2018 and 2017.

EECRF Filings Table

Docket No.	Filed	Effective	Average Monthly Charge per Residential Customer (a)	Program Costs	Performance Bonus	Under-/ (Over)- Recovery
48421	June 2018	March 2019	$0.91	$50	$7	$—
47235	June 2017	March 2018	$0.91	$50	$12	$(6)
46013	June 2016	March 2017	$0.94	$49	$10	$(4)
44784	June 2015	March 2016	$1.19	$61	$10	$(4)

(a)	Monthly charges are for a residential customer using an assumed 1,200 kWh.

Wholesale transmission service expense increased $29 million, or 4%, to $719 million in 2018 due to higher fees paid to third-party transmission entities including the impact of increased distribution load due to the Sharyland Asset Exchange.

Operation and maintenance expense increased $107 million, or 20%, to $636 million in 2018. Operation and maintenance expense increased primarily due to the 2017 rate review order approving an increased level of recovery for employee benefit plans, the self-insurance reserve and rate case expenses of $68 million, higher labor-related costs of $16 million, higher contractor costs of $5 million, higher vegetation management cost of $4 million and higher other costs of $14 million including materials, transportation, energy efficiency program costs and injury and damage claims.

Depreciation and amortization decreased $78 million to $503 million in 2018. The decrease is primarily due to an estimated $115 million decrease in depreciation of property, plant, and equipment primarily as a result of the 2017 rate review, partially offset by an estimated $37million increase attributable to ongoing investments in property, plant and equipment.

Provision in lieu of income taxes totaled $121 million (including a $13 million benefit related to nonoperating income) in 2018 compared to $192 million (including a $17 million benefit related to nonoperating income) in 2017.

The U.S. federal statutory income tax rate was lowered by the TCJA to 21% in 2018 from 35% in 2017. The effective income tax rate of 22.1% and 35.9% for the years 2018 and 2017, respectively, on pretax income differs from these rates primarily due to the effect of the Texas margin tax which, in 2017, was mostly offset by the release of taxes and interest on uncertain tax positions and by non-taxable gains on employee benefit plans and, in 2018, was partially offset by the amortization of the regulatory liability for excess deferred taxes as a result of the TCJA and also by non-taxable gains on employee benefit plans.

Taxes other than income taxes increased $34 million, or 10%, to $374 million in 2018. The change is primarily due to a $27 million increase in local franchise taxes and an $7 million increase in property taxes. The increase in local franchise fees includes $20 million for recovery of certain local franchise fees resulting from the Texas Supreme Court mandate regarding our 2008 rate review, which is discussed in more detail in Note 3 in Annual Financial Statements.

Other income and (deductions)—net was unfavorable by $28 million in 2018 compared to 2017. The variances are primarily due to an increase of $17 million in recoverable employee benefit plan non-service costs and $16 million of costs associated with the Sempra Acquisition, partially offset by an $8 million decrease in professional fees. See Note 12 to Interim Financial Statements for more information.

Interest expense and related charges increased $7 million to $264 million in 2018. The current period includes a $12 million increase due to higher average borrowings and $3 million higher debt issuance cost amortization, partially offset by an $8 million decrease attributable to lower average interest rates.

Net income was $83 million higher than the prior period driven by the impacts of the 2017 rate review, growth in points of delivery and weather, partially offset by higher operation and maintenance expense and costs associated with the Sempra Acquisition, which are not recoverable.

Financial Results — Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Total operating revenues increased $38 million, or 1%, to $3.958 billion in 2017. Revenue is billed under tariffs approved by the PUCT. The change reflected:

•

An Increase in Distribution Base Revenues — Base rates are set periodically in a rate review docket initiated by either us or the PUCT. The present distribution base rates became effective on November 27, 2017 as a result of PUCT Docket No. 46957. The PUCT allows utilities to file, under certain circumstances, once per year and up to four rate adjustments between comprehensive base rate proceedings to recover distribution investments and certain other related costs on an interim basis. We have not filed any such distribution-related rate adjustments to date. The $45 million increase in distribution base rate revenues primarily consisted of an effect of growth in points of delivery of $45 million including $12 million as a result of the Sharyland transaction, and an estimated increase of $26 million due to the rate increase that resulted from the 2017 rate review proceeding, including approximately $12 million for AMS related expenses and returns that previously would have been collected in AMS surcharge, partially offset by a $25 million decrease due to lower consumption driven primarily by milder weather. For more information regarding the 2017 rate review proceeding in PUCT Docket No. 46957, see Note 3 to Annual Financial Statements.

•

An Increase in Transmission Base Revenues — TCOS revenues are collected from load serving entities benefitting from our transmission system. REPs serving customers in our service territory are billed through the TCRF mechanism discussed below while other load serving entities are billed directly. In order to reflect changes in our invested transmission capital and certain other related costs, PUCT rules allow us to update our TCOS rates by filing up to two interim TCOS rate adjustments in a calendar year. The $31 million increase in transmission base revenues reflects interim rate increases to recover ongoing investment, including a return component, in the transmission system, partially offset by a decrease in rates primarily due to the Sharyland Asset Exchange. See TCOS Filings Table below for a listing of Transmission Interim Rate Update Applications impacting revenues for the years ended December 31, 2017 and 2016, as well as filings that will impact revenues for the year ended December 31, 2018. For more information regarding the Sharyland Asset Exchange, see Note 14 to Annual Financial Statements.

TCOS Filings Table

Docket No.	Filed	Effective	Annual Revenue Impact	Third-Party Wholesale Transmission	Included in TCRF
47988*	January 2018	March 2018	$14	$9	$5
46957	March 2017	November 2017	$(76)	$(54)	$(22)
46825	February 2017	March 2017	$7	$4	$3
46210	July 2016	September 2016	$14	$9	$5
44968	July 2015	September 2015	$21	$14	$7
44363	January 2015	March 2015	$35	$23	$12

*	The annual revenue impact is net of a $52 million revenue reduction to reflect the TCJA reduction in the corporate federal income tax rate to 21%.

•

A Decrease in Reconcilable Rates — The PUCT has designated certain tariffs (TCRF, EECRF surcharge, AMS surcharge and charges related to transition bonds) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs, including a return component where allowed, are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future applicable tariffs are adjusted to either repay regulatory liabilities or collect regulatory assets. While changes in these tariffs affect revenues and the timing of cash flows, they do not impact operating income, except for the AMS return component. See Note 1 to Annual Financial Statements for accounting treatment of reconcilable tariffs.

•

An Increase in TCRF — TCRF is a distribution rate charged to REPs to recover fees we pay to other transmission service providers under their TCOS rates and the retail portion of our own TCOS rate. PUCT rules allow us to update the TCRF component of our retail delivery rates on March 1 and September 1 each year. The $39 million increase in TCRF revenue reflects the pass through of a $35 million increase in third-party wholesale transmission expense described below and a $4 million increase in our own TCOS rate to recover ongoing investment in our transmission system including a return component. At December 31, 2017, $47 million was deferred as over-recovered wholesale transmission service expense (see Note 5 to Annual Financial Statements). See TCRF Filings Table below for a listing of TCRF filings impacting cash flows for the years ended December 31, 2017 and 2016, as well as filings that will impact cash flows for the year ended December 31, 2018.

TCRF Filings Table

Docket No.	Filed	Effective	Billing Impact for Period Effective Increase (Decrease)
47824	December 2017	March 2018 - August 2018	$(52)
46957	March 2017	December 2017 - February 2018	$(28)
47234	June 2017	September 2017 - November 2017	$39
46616	November 2016	March 2017 – August 2017	$(86)
46012	May 2016	September 2016 – February 2017	$163
45406	December 2015	March 2016 – August 2016	$(64)
44771	May 2015	September 2015 – February 2016	$47
43858	December 2014	March 2015 – August 2015	$(27)
42558	May 2014	September 2014 – February 2015	$71

•

A Decrease in Transition Charges — Transition charge revenue was dedicated to paying the principal and interest of transition bonds. We accounted for the difference between transition charge revenue recognized and cost related to the transition bonds as a regulatory asset or liability. The $22 million decrease in revenues related to transition bonds is due to the maturity of the 2004 Series transition bonds in May 2016.

•

A Decrease in AMS Surcharges — The PUCT previously authorized monthly per customer advanced meter cost recovery factors designed to recover the cost of our initial AMS deployment over an eleven-year period ending in 2019. The AMS reconcilable surcharge ceased on November 26, 2017 and AMS related expenses and return became recoverable through distribution base rates. Through November 26, 2017, we recognized revenues equal to reconcilable expenses incurred including depreciation net of calculated savings plus a return component on our investment. The $40 million decrease in recognized AMS surcharge revenues reflects $12 million shifted to base revenues due to the 2017 rate review proceeding and $28 million due to lower reconcilable expenses through November 26, 2017 associated with the initial deployment.

•

A Decrease in EECRF and Other Regulatory Surcharges — The EECRF is a reconcilable rate designed to recover current energy efficiency program costs and performance bonuses earned by exceeding PUCT targets in prior years and recover or refund any over/under recovery of our costs in prior years. We recognize the performance bonuses in other miscellaneous revenues upon approval by the PUCT. PUCT rules require us to file an annual EECRF tariff update by the first business day in June of each year for implementation on March 1 of the next calendar year. Other regulatory surcharges include the recovery of municipal franchise fees related to Docket No. 46884 and rate case expenses. The $9 million net decrease consists of an $11 million decrease in the EECRF, which is offset in operation and maintenance expense, and a $2 million increase in recovery of municipal franchise fees which are offset in taxes other than income taxes. See EECRF Filings Table below for a listing of EECRF filings impacting revenues for the years ended December 31, 2017 and 2016, as well as filings that will impact revenues for the year ended December 31, 2018.

EECRF Filings Table

Docket No.	Filed	Effective	Monthly Charge per Residential Customer (a)	Program Costs	Performance Bonus	Under-/ (Over)- Recovery
47235	June 2017	March 2018	$0.92	$50	$12	$(6)
46013	June 2016	March 2017	$0.94	$49	$10	$(4)
44784	June 2015	March 2016	$1.19	$61	$10	$(4)
42559	May 2014	March 2015	$1.23	$50	$23	$(5)
41544	May 2013	March 2014	$1.22	$62	$12	$(1)

(a)	Monthly charges are for a residential customer using an assumed 1,200 kWh.

•

A Decrease in Other Miscellaneous Revenues — Miscellaneous revenues includes disconnect/reconnect fees and other discretionary revenues for services requested by REPs, services provided on a time and materials basis, rents, energy efficiency performance bonuses approved by the PUCT and other miscellaneous revenues. The $2 million decrease in other miscellaneous revenues was primarily driven by the effects of a favorable court ruling in the prior period, partially offset by a higher energy efficiency performance bonus in the current period. See Note 3 to Annual Financial Statements for more details.

Wholesale transmission service expense increased $35 million, or 4%, to $929 million in 2017 primarily due to higher fees paid to other transmission entities.

Operation and maintenance expense increased $8 million, or 1%, to $762 million in 2017. The change included $16 million higher contractor costs and $10 million higher labor related costs, partially offset by $11 million lower energy efficiency costs and $9 million lower advanced meter costs. The decreases in energy efficiency and advanced meter costs were largely offset by corresponding reconcilable rate revenues. Amortization of regulatory assets reported in operation and maintenance expense totaled $53 million and $49 million for the years ended December 31, 2017 and 2016, respectively. The increase in regulatory asset amortization is the result of the 2017 rate review order approving a higher level of amortization related to employee benefit plans and the self-insurance reserve.

Depreciation and amortization decreased $23 million, or 3%, to $762 million in 2017. The decrease reflects $22 million in lower amortization of regulatory assets associated with transition bonds (with an offsetting decrease in revenues), $29 million lower reconcilable AMS depreciation and $10 million in lower depreciation as a result of the 2017 rate order, partially offset by an estimated $36 million increase attributed to ongoing investments in property, plant and equipment.

Taxes other than income taxes increased $11 million, or 2%, to $462 million in 2017. The change was primarily due to a $9 million increase in property taxes and a $2 million increase in local franchise taxes. The increase in local franchise fees is the result of the 2017 rate review order granting recovery of certain municipal franchise fees consistent with the Texas Supreme Court mandate regarding our 2008 rate review and is offset in revenues. See Note 3 to Annual Financial Statements for more details. Amortization of regulatory assets reported in taxes other than income taxes totaled $2 million and zero for the years ended December 31, 2017 and 2016, respectively.

Other income and (deductions) – net was unchanged in 2017 compared to 2016. Primary variances included higher earning on employee benefit plan assets, offset by higher non-recoverable pension and OPEB costs. See Note 13 to Annual Financial Statements for more details.

Provision in lieu of income taxes totaled $267 million (including $12 million expense related to nonoperating income) in 2017 compared to $254 million (including a $5 million benefit related to nonoperating income) in 2016. The effective income tax rate on pretax income was 38.9% in 2017 and 37.1% in 2016. The 2017 effective income tax rate on pretax income differs from the U.S. federal statutory rate of 35% primarily due to the effect of a $21 million write-down of deferred tax related assets resulting from the TCJA and the effect of the 2017 Texas margin tax. See Note 4 to Annual Financial Statements for additional information.

Interest expense and related charges increased $6 million, or 2%, to $342 million in 2017. The change was driven by an $12 million increase attributable to higher average borrowings reflecting ongoing capital investments, partially offset by a $4 million decrease attributable to higher capitalized interest and a $2 million decrease attributable to lower average interest rates.

Net income was lower in 2017 compared to 2016. Revenues reflect increases due to growth in points of delivery, increases in transmission investment for a significant portion of the year and an increase due to the PUCT rate review order, partially offset by lower consumption primarily driven by milder weather conditions. Lower net income reflects the higher base revenues offset by the one-time $21 million in write-down of deferred tax related assets, higher non-reconcilable operation and maintenance expense and higher property taxes.

Financial Results — Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Total operating revenues increased $42 million, or 1%, to $3.920 billion in 2016. Revenue is billed under tariffs approved by the PUCT. The change reflected:

•

A Decrease in Distribution Base Revenues — Base rates are set periodically in a rate review docket initiated by either us or the PUCT. The present distribution base rates became effective on January 1, 2012. The $17 million decrease in distribution base rate revenues primarily consisted of an estimated $42 million decrease due to lower consumption driven primarily by milder winter, spring and summer weather, partially offset by an effect of growth in points of delivery of $25 million.

•

An Increase in Transmission Base Revenues — Transmission base revenues (or TCOS revenues) are collected from load serving entities benefitting from our transmission system. REPs serving customers in our service territory are billed through the TCRF mechanism discussed below while other load serving entities are billed directly. In order to reflect changes in our invested transmission capital, PUCT rules allow us to update our TCOS rates by filing up to two interim TCOS rate adjustments in a calendar year. The $59 million increase in transmission base revenues reflects interim rate increases to recover ongoing investment, including a return component, in the transmission system. See TCOS Filings Table above for a listing of Transmission Interim Rate Update Applications impacting revenues for the years ended December 31, 2016 and 2015.

•

An Increase in Reconcilable Rates — The PUCT has designated certain tariffs (TCRF, EECRF surcharge, AMS surcharge and charges related to transition bonds) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs, including a return component where allowed, are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future applicable tariffs are adjusted to either repay regulatory liabilities or collect regulatory assets. While changes in these tariffs affect revenues and the timing of cash flows, they do not impact operating income, except for the AMS return component. See Note 1 to Annual Financial Statements for accounting treatment of reconcilable tariffs.

•

An Increase in TCRF — TCRF is a distribution rate charged to REPs to recover fees we pay to other transmission service providers under their TCOS rates and the retail portion of our own TCOS rate. PUCT rules allow us to update the TCRF component of our retail delivery rates on March 1 and September 1 each year. The $117 million increase in TCRF revenue reflects the pass through of a $92 million increase in third-party wholesale transmission expense described below and a $25 million increase in our own TCOS rate to recover ongoing investment in our transmission system including a return component. At December 31, 2016, $10 million was deferred as over-recovered wholesale transmission service expense (see Note 5 to Annual Financial Statements). See TCRF Filings Table above for a listing of TCRF filings impacting cash flows for the years ended December 31, 2016 and 2015.

•

A Decrease in Transition Charges — Transition charge revenue is dedicated to paying the principal and interest of transition bonds. We account for the difference between transition charge revenue recognized and cost related to the transition bonds as a regulatory asset or liability. The $98 million decrease in charges related to transition bonds corresponds with an offsetting decrease in amortization and interest expense and primarily reflects the maturity of the 2003 Series transition bonds during 2015 and the 2004 Series transition bonds in May 2016. As such, our 2016 transition charge revenue declined to a level sufficient to service the remaining 2004 Bonds and ceased upon recovery of the debt service costs in mid-2016. Final true-up proceedings for the 2004 Bonds were conducted by Oncor and the PUCT during 2016 and had no material net income impact.

•

A Decrease in AMS Surcharges — The PUCT has authorized monthly per customer advanced meter cost recovery factors designed to recover the cost of our initial AMS deployment over an eleven-year period ending in 2019. We recognize revenues equal to reconcilable expenses incurred including depreciation net of calculated savings plus a return component on our investment. The $9 million decrease in recognized AMS revenues is primarily due to a $16 million decrease attributable to lower reconcilable depreciation expense, taxes and interest and a lower return due to the declining initial AMS investment balance, partially offset by $6 million in higher reconcilable operation and maintenance expense. See “Regulation and Rates” below.

•

An Increase in EECRF and Other Regulatory Surcharges — The EECRF is a reconcilable rate designed to recover current energy efficiency program costs and performance bonuses earned by exceeding PUCT targets in prior years and recover or refund any over/under recovery of our costs in prior years. We recognize the performance bonuses in other miscellaneous revenues upon approval by the PUCT. PUCT rules require us to file an annual EECRF tariff update by the first business day in June of each year for implementation on March 1 of the next calendar year. The $8 million increase in EECRF and other regulatory surcharges is offset in operation and maintenance expense. See EECRF Filings Table above for a listing of EECRF filings impacting revenues for the years ended December 31, 2016 and 2015.

•

An Increase in Other Miscellaneous Revenues — Miscellaneous revenues includes disconnect/reconnect fees and other discretionary revenues for services requested by REPs, services provided on a time and materials basis, rents, energy efficiency performance bonuses approved by the PUCT and other miscellaneous revenues. The $7 million increase in other miscellaneous revenues was primarily driven by $4 million higher discretionary services revenues and $3 million from the effects of a favorable court ruling related to Docket 35717 (See Note 3 for details).

Wholesale transmission service expense increased $92 million, or 11%, to $894 million in 2016 primarily due to higher fees paid to other transmission entities.

Operation and maintenance expense increased $30 million, or 4%, to $754 million in 2016. The change included $12 million higher labor related costs and $4 million higher vegetation management costs. Operation and maintenance expense also reflects fluctuations in expenses that are offset by corresponding reconcilable rate revenues, including an $8 million increase related to the energy efficiency program and a $6 million increase related to advanced meters. Amortization of regulatory assets reported in operation and maintenance expense totaled $49 million and $51 million for the years ended December 31, 2016 and 2015, respectively.

Depreciation and amortization decreased $78 million, or 9%, to $785 million in 2016. The decrease reflects $95 million in lower amortization of regulatory assets primarily associated with transition bonds (with an offsetting decrease in revenues), partially offset by $17 million increase attributed to ongoing investments in property, plant and equipment.

Taxes other than income taxes increased $1 million to $451 million in 2016. The change was primarily due to an increase in property taxes.

Other income and (deductions) – net improved $7 million in 2016. The change primarily reflects a reduction in non-recoverable pension and OPEB costs and lower professional fees. See Note 13 to Annual Financial Statements for more details.

Provision in lieu of income taxes totaled $254 million (including a $5 million benefit related to nonoperating income) in 2016 compared to $252 million (including a $8 million benefit related to nonoperating income) in 2015. The effective income tax rate on pretax income was 37.1% in 2016 and 36.8% in 2015. The 2016 effective income tax rate on pretax income differs from the U.S. federal statutory rate of 35% primarily due to the effect of the 2016 Texas margin tax. See Note 4 to Annual Financial Statements.

Interest expense and related charges increased $3 million, or 1%, to $336 million in 2016. The change was driven by a $10 million increase attributable to higher average borrowings reflecting ongoing capital investments, partially offset by a $4 million decrease attributable to lower average interest rates and a $3 million decrease attributable to higher capitalized interest.

Net income declined slightly in 2016 compared to 2015 as increased revenues due to growth in points of delivery and increases in transmission investment were partially offset by lower consumption primarily driven by milder winter, spring and summer weather conditions and increased operation and maintenance expenses.

FINANCIAL CONDITION

Liquidity and Capital Resources

Cash Flows — Nine Months Ended September 30, 2018 Compared to Nine Months Ended September 30, 2017

Cash provided by operating activities totaled $1.081 billion and $1.050 billion in 2018 and 2017, respectively. The $31 million increase is primarily the result of a $253 million increase in transmission and distribution receipts (including $75 million over-collected due to the TCJA rate change) and a $53 million decrease in employee benefit plan funding, partially offset by $143 million difference in tax payments in the current period compared to net tax refunds from members under the tax sharing agreement in the prior period, increased materials and supply purchases of $62 million, increased payments to third party transmission providers of $23 million, a $19 million increase in local franchise and property taxes payments, $15 million in payments related to Sempra acquisition costs and an $8 million increase in mutual assistance costs. The large prior year tax refund is primarily related to estimated tax payments made in a prior period before the enactment of bonus depreciation on a retroactive basis.

Cash provided by financing activities totaled $229 million and $163 million for 2018 and 2017, respectively. The $66 million increase includes a decrease in distributions to our members of $207 million, an increase in debt issuances of $200 million, a capital contribution of $144 million and an increase in short-term borrowing of $21 million, partially offset by debt repayments of $501 million. The capital contributions and decreases in distributions reflect measures to achieve our debt-to-equity ratio established by the PUCT in our 2017 rate review. See Note 9 to Interim Financial Statements for additional information regarding distributions to our members.

Cash used in investing activities, which consist primarily of capital expenditures, totaled $1.330 billion and $1.224 billion in 2018 and 2017, respectively. Both the 2018 and 2017 activity primarily reflects capital expenditures for transmission and distribution facilities to serve new customers and infrastructure capital maintenance spending.

Depreciation and amortization expense reported in the statements of consolidated cash flows was $86 million and $37 million more than the amounts reported in the statements of consolidated income in the nine months ended September 30, 2018 and 2017, respectively. The differences result from certain regulatory asset amortization reported in operation and maintenance expense and taxes other than income taxes.

Cash Flows — Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Cash provided by operating activities totaled $1.459 billion and $1.429 billion in 2017 and 2016, respectively. The $30 million increase is primarily the result of a net tax refund from members under the tax sharing agreement of $114 million and a $113 million increase in transmission and distribution receipts, partially offset by increased employee benefit plan funding of $149 million, a $26 million increase in storm related costs, an $11 million increase in purchases of materials and supplies and a $9 million increase in interest payments. The tax refund is primarily related to estimated tax payments made in a prior period before the enactment of bonus depreciation on a retroactive basis.

Cash provided by financing activities totaled $190 million in 2017 while cash used in financing activities totaled $137 million in 2016. The $327 million change includes an increase in issuances of long-term debt of $425 million and an increase in short-term borrowings of $212 million, partially offset by $283 million in higher long-term debt repayments and a $20 million increase in debt issuance costs. See Notes 6 and 7 to Annual Financial Statements for additional information regarding short-term borrowings and long-term debt activity, respectively.

Cash used in investing activities, which consists primarily of capital expenditures, totaled $1.644 billion and $1.301 billion in 2017 and 2016, respectively. The 2017 activity primarily reflected increases in capital expenditures for transmission and distribution facilities to serve new customers, infrastructure capital maintenance spending and also includes the Sharyland Asset Exchange. The “Other” caption reflects a $38 million release of Bondco restricted cash due to the maturity of the final transition bonds in the prior period.

Depreciation and amortization expense reported in the statements of consolidated cash flows was $53 million and $48 million more than the amounts reported in the statements of consolidated income for the years ended December 31, 2017 and 2016, respectively. The differences result from amortization reported in the following different lines items in the statements of consolidated income: regulatory asset amortization (reported in operation and maintenance expense), the accretion of the adjustment (discount) to regulatory assets (reported in other income) and the amortization of debt fair value discount (reported in interest expense and related charges).

Cash Flows — Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Cash provided by operating activities totaled $1.429 billion and $1.361 billion in 2016 and 2015, respectively. The $68 million increase is primarily the result of a $158 million decrease in tax payments, a $44 million decrease in pension funding and a $41 million decrease in storm related repairs, partially offset by a $127 million decrease in transmission and distribution receipts attributable to lower transition bond revenue and mild winter, spring and summer weather, a $25 million increase in prepayments and a $23 million increase in cash purchases of materials and supplies. The decrease in tax payments results from the recoupment of tax overpayments made in the prior period.

Cash used in financing activities totaled $137 million and $233 million in 2016 and 2015, respectively. The $96 million change primarily reflects a decrease of $598 million of debt repayments, a decrease in distributions to our members of $206 million and a decrease in debt issuance costs of $22 million, partially offset by $550 million in lower debt issuances and a decrease in short-term borrowings of $180 million. See Notes 6, 7 and 9 to Annual Financial Statements for additional information regarding short-term borrowings, long-term debt activity and distributions to our members, respectively.

Cash used in investing activities, which consists primarily of capital expenditures increased $194 million, or 18% in 2016 compared to 2015. The 2016 activity reflected increases in capital expenditures for transmission and distribution facilities to serve new customers and infrastructure capital maintenance spending, partially offset by a $38 million release of Bondco restricted cash due to the maturity of the final transition bonds.

Depreciation and amortization expense reported in the statements of consolidated cash flows was $48 million and $45 million more than the amounts reported in the statements of consolidated income for the years ended December 31, 2016 and 2015, respectively. The differences result from amortization reported in the following different lines items in the statements of consolidated income: regulatory asset amortization (reported in operation and maintenance expense), the accretion of the adjustment (discount) to regulatory assets (reported in other income) and the amortization of debt fair value discount (reported in interest expense and related charges).

Long-Term Debt Activity

In August 2018, we issued the outstanding 2028 notes and the outstanding 2048 notes. Repayments of long-term debt in the nine months ending September 30, 2018 consisted of $275 million aggregate principal amount of the term loan credit agreement due March 2019 and $550 million aggregate principal amount of our 6.80% senior secured notes due September 1, 2018 (2018 Notes). The term loan credit agreement was repaid in full, and the 2018 Notes were defeased in August 2018. See Note 7 to Interim Financial Statements for additional information regarding the repayments and senior secure notes issuances.

Available Liquidity/CP Program/Credit Facility

Available Liquidity — Our primary source of liquidity, aside from operating cash flows, has been our ability to borrow under our revolving credit facility. Our Credit Facility also supports our CP Program. Because the CP program is supported by the Credit Facility, commercial paper outstanding is a reduction to the available borrowing capacity. Cash and cash equivalents totaled $1 million and $21 million at September 30, 2018 and December 31, 2017, respectively. Considering commercial paper and letters of credit outstanding, available liquidity (cash and available Credit Facility capacity) at September 30, 2018 totaled $893 million, reflecting a decrease of $169 million from December 31, 2017 primarily due to capital spending.

CP Program — As discussed in Note 6 to Interim Financial Statements, on March 26, 2018 we established the CP Program, under which we may issue unsecured commercial paper notes (CP Notes) on a private placement basis up to a maximum aggregate amount outstanding at any time of $2.0 billion. A national bank acts as the issuing and paying agent under the CP Program pursuant to the terms of an issuing and paying agent agreement. Under the CP Program, we issue CP Notes from time to time, and the proceeds of the CP Notes are used for short-term financing of our business operations. At September 30, 2018, we had $1.099 billion of CP Notes outstanding under the CP Program.

The CP Program obtains liquidity support from our Credit Facility discussed below. If at any time funds are not available on favorable terms under the CP Program, we may utilize the Credit Facility for funding. See Note 6 to Interim Financial Statements for additional information regarding the CP Program.

Credit Facility — At September 30, 2018, we had the $2.0 billion unsecured revolving Credit Facility that we entered into on November 17, 2017 with a five-year term expiring in November 2022. We have the option of requesting up to two one-year extensions and an option to request an increase in our borrowing capacity of $400 million, in increments of not less than $100 million, provided certain conditions are met, including lender approvals. At September 30, 2018, we had no outstanding borrowings under the Credit Facility.

Because the CP Program is supported by the Credit Facility, commercial paper outstanding reduces the available borrowing capacity. Considering the commercial paper outstanding and the limitations described below, available borrowing capacity under the Credit Facility totaled $892 million and $1.041 billion at September 30, 2018 and December 31, 2017, respectively.

The Credit Facility contains a senior debt-to-capitalization ratio covenant that effectively limits our ability to incur indebtedness in the future. At September 30, 2018, we were in compliance with the covenant. See “Credit Rating Provisions, Covenants and Cross Default Provisions” below for additional information on this covenant and the calculation of this ratio.

Under the terms of the Credit Facility, the commitments of the lenders to make loans to us are several and not joint. Accordingly, if any lender fails to make loans to us, our available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the facility. See Note 6 to Interim Financial Statements and Note 6 to Annual Financial Statements for additional information regarding the Credit Facility.

Cash and cash equivalents totaled $1 million and $21 million at September 30, 2018 and December 31, 2017, respectively. Considering commercial paper and letters of credit outstanding, available liquidity (cash and available Credit Facility capacity) at September 30, 2018 totaled $893 million, reflecting a decrease of $169 million from December 31, 2017 primarily due to capital spending.

Regulatory Capital Structure — We have committed to the PUCT to maintain a regulatory capital structure at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is 57.5% debt to 42.5% equity as of September 30, 2018. Our current regulatory assumed debt-to-equity ratio went into effect on November 27, 2017 as part of the PUCT order issued in the 2017 rate review we filed in PUCT Docket No. 46957. The PUCT order required us to record a regulatory liability from November 27, 2017 until the new authorized regulatory capital structure was met to reflect our actual capitalization prior to achieving the authorized capital structure. Our authorized regulatory capital structure was met in May 2018, and therefore we ceased accruing amounts to the capital structure refund regulatory liability as of that time. The regulatory liability of $6 million was approved in PUCT Docket No. 48522 and returned to customers in September 2018 through the capital structure refund mechanism approved in the PUCT order issued in the 2017 rate review. Our regulatory capitalization ratio was 56.3% debt to 43.7% equity at September 30, 2018. See Note 9 to Interim Financial Statements and Note 9 to Annual Financial Statements for discussion of the regulatory capitalization ratio and Note 3 to Interim Financial Statements and Note 3 to Annual Financial Statements for a discussion of our 2017 rate review (PUCT Docket No. 46957). Our ability to incur additional long-term debt will be limited by our regulatory capital structure, and we are able to issue future long-term debt only to the extent that we will be in compliance therewith.

Liquidity Needs, Including Capital Expenditures — Our board of directors, which annually approves capital expenditure estimates for the following year, has approved capital expenditures totaling $1.8 billion in 2018 and $2.0 billion in 2019. Management currently expects to recommend to our board of directors capital expenditures of $2.1 billion to $2.2 billion in each of the years 2020 through 2023, based on the long-term plan presented to our board of directors. These capital expenditures are expected to be used for investment in transmission and distribution infrastructure.

We expect cash flows from operations, combined with availability under the CP program and Credit Facility, to provide sufficient liquidity to fund current obligations, projected working capital requirements, maturities of long-term debt and capital spending for at least the next twelve months. Should additional liquidity or capital requirements arise, we may need to access capital markets, generate equity capital or preserve equity through reductions or suspension of distributions to members. In addition, we may also consider new debt issuances, repurchases, exchange offers and other transactions in order to refinance or manage our long-term debt. The inability to raise capital on favorable terms or failure of counterparties to perform under credit or other financial agreements, particularly during any uncertainty in the financial markets, could impact our ability to sustain and grow the business and would likely increase capital costs that may not be recoverable through rates.

We continuously evaluate opportunities to make selective strategic acquisitions involving regulated assets. Additional equity or debt capital may be required to complete any acquisition, including the InfraREIT Acquisition. In addition, any acquisition may be structured in such a manner that would result in the assumption of secured or unsecured debt and other liabilities. The InfraREIT Acquisition includes InfraREIT’s outstanding debt, which totaled an aggregate of approximately $945 million at September 30, 2018. Such debt includes revolving credit and term loans which can be refinanced or prepaid without penalty (except for customary LIBOR breakage costs) and secured notes (with an average weighted interest rate of 4.537% at September 30, 2018 and maturity dates in 2020, 2025, 2026, 2029 and 2030), which can also be refinanced or prepaid except that in certain circumstances the terms of such secured notes would require customary make-whole payments in connection with such prepayments or refinancings unless waived. The InfraREIT Acquisition requires PUCT and other regulatory approvals. For more information on the InfraREIT Acquisition, see Note 13 to Interim Financial Statements.

See “REGULATION AND RATES – Matters with the PUCT – Application to Decrease Rates Based on the TCJA of 2017 (PUCT Docket No. 48325)” below for a discussion of potential impacts to cash flows from this proceeding.

Distributions — In October 2018, our board of directors declared a cash distribution of $180 million, which was paid to our members on November 6, 2018. In July 2018, our board of directors declared a cash distribution of $30 million, which was paid to our members on August 1, 2018.

During 2017, our board of directors declared, and we paid, the following cash distributions to our members:

Declaration Date	Payment Date	Amount
July 26, 2017	August 1, 2017	$65
April 26, 2017	April 27, 2017	$86
March 22, 2017	March 24, 2017	$86

See Note 9 to Interim Financial Statements and Note 9 to Annual Financial Statements for a discussion of distribution restrictions.

Contributions — In November 2018, our members made capital contributions of $140 million. In April 2018, our members made capital contributions of $144 million.

Pension and OPEB Plan Funding — Our funding for the pension plans and Oncor OPEB Plans in the calendar year 2018 is expected to total $82 million and $35 million, respectively. In the nine months ended September 30, 2018, we made cash contributions to the pension plans and the Oncor OPEB Plans of $62 million and $31 million, respectively. In 2017, we made cash contributions to the pension plans and the Oncor OPEB Plans of $149 million and $31 million, respectively. See Note 10 to Interim Financial Statements and Note 10 to Annual Financial Statements for additional information regarding pension and OPEB plans.

Capitalization — Our capitalization ratios were 41.3% and 41.7% long-term debt, less amounts due currently, to 58.7% and 58.3% membership interests at December 31, 2017 and 2016, respectively. See Note 9 to Interim Financial Statements and Note 9 to Annual Financial Statements for discussion of the regulatory capitalization ratio.

Credit Rating Provisions, Covenants and Cross Default Provisions

Impact on Liquidity of Credit Ratings — The rating agencies assign credit ratings to certain of our debt securities. Our access to capital markets and cost of debt could be directly affected by our credit ratings. Any adverse action with respect to our credit ratings could generally cause borrowing costs to increase and the potential pool of investors and funding sources to decrease. In the event any adverse action with respect to our credit ratings takes place and causes borrowing costs to increase, we may not be able to recover such increased costs if they exceed our PUCT-approved cost of debt determined in our most recent rate review or subsequent rate reviews.

Most of our large suppliers and counterparties require an expected level of creditworthiness in order for them to enter into transactions with us. If our credit ratings decline, the costs to operate our business could increase because counterparties could require the posting of collateral in the form of cash-related instruments, or counterparties could decline to do business with us.

A rating reflects only the view of a rating agency, and is not a recommendation to buy, sell or hold securities. Ratings can be revised upward or downward at any time by a rating agency if such rating agency decides that circumstances warrant such a change.

Material Credit Rating Covenants — The Credit Facility contains terms pursuant to which the interest rates charged under the agreement may be adjusted depending on credit ratings. Borrowings under the Credit Facility bear interest at per annum rates equal to, at our option, (i) adjusted LIBOR plus a spread ranging from 0.875% to 1.50% depending on credit ratings assigned to our senior secured non-credit enhanced long-term debt or (ii) an alternate base rate (the highest of (1) the prime rate of JPMorgan Chase, (2) the federal funds effective rate plus 0.50%, and (3) adjusted LIBOR plus 1.00%) plus a spread ranging from 0.00% to 0.50% depending on credit ratings assigned to our senior secured non-credit enhanced long-term debt. Based on the ratings assigned to our senior secured debt securities at November 7, 2018, our borrowings are generally LIBOR-based and will bear interest at LIBOR plus 1.00%. A decline in credit ratings would increase the cost of borrowings under the Credit Facility and likely increase the cost of any debt issuances and additional credit facilities. The CP Program requires prompt notice to the dealer of any notice of intended or potential downgrade of our credit ratings.

Material Financial Covenants — Our Credit Facility contains a financial covenant that requires maintenance of a consolidated senior debt-to-capitalization ratio of no greater than 0.65 to 1.00. For purposes of this ratio, debt is calculated as indebtedness defined in the Credit Facility (principally, the sum of long-term debt, any capital leases, short-term debt and debt due currently in accordance with GAAP). Capitalization is calculated as membership interests determined in accordance with GAAP plus indebtedness described above. At September 30, 2018, we were in compliance with this covenant and all other covenants under the Credit Facility.

Material Cross Default Provisions — Certain financing arrangements contain provisions that may result in an event of default if there was a failure under other financing arrangements to meet payment terms or to observe other covenants that could result in an acceleration of payments due. Such provisions are referred to as “cross default” provisions.

Under the Credit Facility, a default by us or any subsidiary in respect of indebtedness in a principal amount in excess of $100 million or any judgments for the payment of money in excess of $100 million that are not discharged within 60 days may cause the maturity of outstanding balances (zero dollars in short-term borrowings and $9 million in letters of credit at November 7) under that facility to be accelerated.

Under the Deed of Trust, an event of default under either of our indentures would permit the holders of our senior secured notes to exercise their remedies under the Deed of Trust.

Long-Term Contractual Obligations and Commitments — The following table summarizes our contractual cash obligations at December 31, 2017. See Notes 7 and 8 to Annual Financial Statements for additional disclosures regarding these long-term debt and non-cancelable purchase obligations.

Contractual Cash Obligations	Less Than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
Long-term debt (a) – principal	$550	$651	$1,200	$3,750	$6,151
Long-term debt (a) – interest	313	553	508	3,023	4,397
Operating leases (b)	32	46	11	—	89
Obligations under outsourcing agreements	55	53	24	11	143

Total contractual cash obligations	$950	$1,303	$1,743	$6,784	$10,780

(a)

Includes senior secured notes/debentures and the term loan credit agreement we entered into in September 2017. See Note 7 to Annual Financial Statements for more information regarding our long-term debt.

(b)	Includes short-term noncancelable leases.

The following are not included in the table above:

•

individual contracts that have an annual cash requirement of less than $1 million (however, multiple contracts with one counterparty that are more than $1 million on an aggregated basis have been included);

•	employment contracts with management, and

•	estimated funding of the pension and OPEB plans totaling $117 million in 2018 and $734 million in the 2018 to 2022 period as discussed above under “Pension and OPEB Plans Funding.”

Guarantees — At September 30, 2018, we did not have any material guarantees.

OFF-BALANCE SHEET ARRANGEMENTS

At September 30, 2018, we did not have any material off-balance sheet arrangements with special purpose entities or variable interest entities.

COMMITMENTS AND CONTINGENCIES

See Note 8 to Interim Financial Statements for discussion of commitments and contingencies.

CHANGES IN ACCOUNTING STANDARDS

See Note 1 to Interim Financial Statements for discussion of changes in accounting standards.

REGULATION AND RATES

State Legislation

The Texas Legislature meets every two years. During the 2017 regular and special legislative sessions, no legislation passed that is expected to have a material impact on our financial position, results of operations or cash flows.

Matters with the PUCT

DCRF (PUCT Docket No. 48231) — On April 5, 2018, Oncor filed with the PUCT, as well as cities with original jurisdiction over Oncor’s rates, an application for approval of a DCRF. The DCRF will allow Oncor to recover, primarily through its tariff for retail delivery service, certain costs related to its 2017 distribution investments. The DCRF application we filed requested a $19 million increase in annual distribution revenues. On June 13, 2018, Oncor filed an unopposed stipulation that reduced the annual distribution revenue increase from $19 million to $15 million. The PUCT approved the stipulation August 30, 2018 and the distribution tariffs became effective September 1, 2018.

Application to Decrease Rates Based on the TCJA of 2017 (PUCT Docket No. 48325) — In September 2018, we reached an unopposed stipulation regarding an overall settlement of the TCJA impacts. The settlement includes, on an annual basis, $144 million related to the reduction of income tax expense currently in rates and $75 million related to amortization of excess deferred federal income taxes. In addition, we agreed to refund the tax rate differential amounts collected and deferred since January 1, 2018 of approximately $75 million in the aggregate as a bill credit in December 2018. The settlement rates have been implemented on an interim basis as we await final PUCT approval. The pass-through of the impacts of the TCJA to ratepayers is not expected to impact net income. Amortization of excess deferred taxes will result in lower cash inflows as a result of reduced rates to end-use customers. For more information see Note 3 to Interim Financial Statements.

PUCT Matters Related to EFH Bankruptcy Proceedings – For more information regarding the EFH Bankruptcy Proceedings and the matters discussed below, see Note 2 to Annual Financial Statements.

Previous Merger Agreement PUCT Proceedings

Prior to consummation of the Sempra Acquisition, EFH Corp. entered into various merger agreements, which failed to close, with other parties in connection with the EFH Bankruptcy Proceedings and the potential transfer of its indirect ownership interest in Oncor. For a summary of those merger agreements and related PUCT proceedings, see Note 2 to Annual Financial Statements.

Sempra PUCT Proceedings

Pursuant to the terms of the Sempra Merger Agreement, in October 2017 Oncor and Sempra filed in PUCT Docket No. 47675 a joint application with the PUCT seeking certain regulatory approvals with respect to the Sempra Plan. In December 2017, Oncor and Sempra entered into a stipulation with the Staff of the PUCT, the Office of Public Utility Counsel, the Steering Committee of Cities Served by Oncor and the Texas Industrial Energy Consumers reflecting the parties’ settlement of all issues in the PUCT proceeding regarding the joint application. On January 5, 2018, Oncor, Sempra and the Staff of the PUCT made a joint filing with the PUCT requesting that the PUCT approve the acquisition, consistent with the governance, regulatory and operating commitments in a revised stipulation joined by two additional parties. On January 23, 2018, Oncor and Sempra filed an additional revision to the revised stipulation (Sempra Settlement Stipulation) and announced that two more parties had joined in the Sempra Settlement Stipulation. On February 2, 2018, Oncor and Sempra announced that all of the intervenors in PUCT Docket No. 47675 had signed on to the Sempra Settlement Stipulation. At its February 15, 2018 open meeting, the PUCT directed PUCT Staff to prepare an order based on the Sempra Settlement Stipulation for consideration by the PUCT at its open meeting on March 8, 2018. At the open meeting, the PUCT approved the final order.

The parties to the Sempra Settlement Stipulation agreed that Sempra’s acquisition of EFH Corp. was in the public interest and would bring substantial benefits. The Sempra Settlement Stipulation requested that the PUCT approve the Sempra Acquisition. The joint application filed with the PUCT and the Sempra Settlement Stipulation outline certain ring-fencing measures, governance mechanisms and restrictions that apply after the Sempra Acquisition. As a result of these ring-fencing measures, Sempra does not control Oncor, and the ring-fencing measures limit Sempra’s ability to direct the management, policies and operations of Oncor, including the deployment or disposition of Oncor’s assets, declarations of dividends, strategic planning and other important corporate issues and actions. These limitations include limited representation on the board of directors of Oncor.

Pursuant to the order issued by PUCT in PUCT Docket No. 47675 with respect to its approval of the transaction contemplated by the Sempra Plan (Sempra Order), following the consummation of the Sempra Acquisition, the board of directors of Oncor is required to consist of thirteen members and be constituted as follows:

•

seven members, which we refer to as disinterested directors, (i) shall be independent directors in all material respects under the rules of the New York Stock Exchange in relation to Sempra and its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have no material relationship with Sempra or its affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings at the time of the Sempra Acquisition or within the previous ten years;

•	two members shall be designated by Sempra (through Oncor Holdings);

•	two members shall be appointed by Texas Transmission; and

•

two members shall be current or former officers of Oncor (the Oncor Officer Directors), initially Robert S. Shapard and E. Allen Nye, Jr., who are the chairman of the Oncor board and chief executive of Oncor, respectively.

In order for a current or former officer of Oncor to be eligible to serve as an Oncor Officer Director, such officer cannot have worked for Sempra or any of its affiliates (excluding Oncor Holdings and Oncor) or any other entity with a direct or indirect ownership interest in Oncor or Oncor Holdings in the ten-year period prior to such officer being employed by Oncor. Oncor Holdings, at the direction of STIH (a subsidiary of STH, which is a wholly-owned indirect subsidiary of, and controlled by, Sempra following the Sempra Acquisition), has the right to nominate and/or seek the removal of the Oncor Officer Directors, with such nomination or removal subject to approval by a majority of the Oncor board of directors.

In addition, the Sempra Order provides that Oncor’s board cannot be overruled by the board of Sempra or any of its subsidiaries on dividend policy, the issuance of dividends or other distributions (except for contractual tax payments), debt issuance, capital expenditures, operation and maintenance expenditures, management and service fees, and appointment or removal of board members, provided that certain actions may also require the additional approval of the Oncor Holdings board of directors. The Sempra Order also provides that any changes to the size, composition, structure or rights of the board must first be approved by the PUCT. In addition, if Sempra acquires Texas Transmission’s interest in Oncor, the two board positions on Oncor’s board of directors that Texas Transmission is entitled to appoint shall be eliminated and the size of Oncor’s board of directors will be reduced by two.

See Note 2 to Interim Financial Statements for information on additional regulatory commitments, governance mechanisms and restrictions provided in the Sempra Order.

Rate Review Settlement (PUCT Docket No. 46957) – We filed a rate review in PUCT Docket No. 46957 in March 2017, and the PUCT issued an order in that docket in October 2017 that took effect on November 27, 2017. As a result of the PUCT order, our annual distribution and transmission base rate revenues, net of eliminations, are expected to increase approximately $65 million excluding the impacts of the Sharyland Asset Exchange and the TCJA. The order also requires us to record as a regulatory liability instead of revenue the amount that we collect through our approved tariffs for federal income taxes that is above the new corporate federal income rate. We estimate that incorporating the new corporate federal income tax rate in our approved rate settlement agreement would have reduced our annual revenues and our tax expense by approximately $125 million. Other significant findings include a change in our authorized return on equity to 9.8% and a change in our authorized regulatory capital structure to 57.5% debt to 42.5% equity. Our previous authorized return on equity was 10.25% with an authorized regulatory capital structure of 60% debt to 40% equity. The PUCT order required us to record a regulatory liability from November 27, 2017 until the new authorized regulatory capital structure was met to reflect our actual capitalization prior to achieving the authorized capital structure. Our authorized regulatory capital structure was met in May 2018, and therefore we ceased accruing amounts to the capital structure refund regulatory liability as of that time. The regulatory liability of $6 million was approved on September 14, 2018 in PUCT Docket No. 48522, and the liability was subsequently returned to customers in September 2018 through the capital structure refund mechanism approved in the PUCT rate review docket. See Note 3 to Annual Financial Statements for more information on the PUCT rate review order.

Sharyland Asset Exchange (PUCT Docket No. 47469) – On July 21, 2017, we entered into the Sharyland Agreement with the Sharyland Entities. The Sharyland Agreement provided that we would exchange certain of our transmission assets and cash for certain of the Sharyland Entities’ distribution assets (constituting substantially all of their electricity distribution business) and certain of their transmission assets.    The transaction for assets between Oncor and SDTS was structured to qualify, in part, as a simultaneous tax deferred like kind exchange of assets to the extent that the assets exchanged are of “like kind” (within the meaning of Section 1031 of the Code).

On August 4, 2017, we, SDTS and SU filed a joint application for sale, transfer, or merger in PUCT Docket No. 47469 requesting PUCT approvals of the Sharyland Asset Exchange, and on October 13, 2017, the PUCT issued an order approving the transactions. On November 9, 2017, the parties consummated the transactions. We exchanged approximately $383 million of our transmission assets, consisting of 517 circuit miles of 345 kV transmission lines, and approximately $25 million in cash for approximately $408 million of the Sharyland Entities’ distribution assets (constituting substantially all of their electricity distribution business) and certain of their transmission assets. We do not expect the Sharyland transaction will have a material effect on our results of operations, financial position or cash flows. For more information on the Sharyland Agreement and the Sharyland Asset Exchange, see Notes 3 and 14 to Annual Financial Statements.

Wholesale Transmission Service Rule (PUCT Project No. 46393)—In 2016, the PUCT staff initiated a rulemaking proceeding to repeal and replace the existing wholesale transmission service rule. The current PUCT rule allows us to update our TCOS rates by filing up to two interim TCOS rate adjustments in a calendar year. In March 2017, PUCT staff filed a proposal for publication to repeal the current substantive rule and replace it with a proposed new rule. In February 2018, PUCT staff filed an updated proposal for publication that is substantially similar to the March 2017 version. The proposed new rule changes the frequency of TCOS rate adjustments to once per calendar year. The proposed new rule would also include new limitations on the filing of TCOS rate adjustment applications and require new information in applications. The PUCT considered the proposal for publication at its February 15, 2018 open meeting and decided not to publish the proposal.

2008 Rate Review (PUCT Docket No. 35717)—In August 2009, the PUCT issued a final order with respect to our June 2008 rate review filing with the PUCT and 204 cities based on a test year ended December 31, 2007 (PUCT Docket No. 35717), and new rates were implemented in September 2009. We and four other parties appealed various portions of the rate review final order to a state district court. In January 2011, the district court signed its judgment reversing the PUCT with respect to two issues: the PUCT’s disallowance of certain franchise fees and the PUCT’s decision that PURA no longer requires imposition of a rate discount for state colleges and universities. We filed an appeal with the Texas Third Court of Appeals (Austin Court of Appeals) in February 2011 with respect to the issues we appealed to the district court and did not prevail upon, as well as the district court’s decision to reverse the PUCT with respect to discounts for state colleges and universities. In early August 2014, the Austin Court of Appeals reversed the district court and affirmed the PUCT with respect to the PUCT’s disallowance of certain franchise fees and the PUCT’s decision that PURA no longer requires imposition of a rate discount for state colleges and universities. The Austin Court of Appeals also reversed the PUCT and district court’s rejection of a proposed consolidated tax savings adjustment arising out of EFH Corp.’s ability to offset our taxable income against losses from other investments and remanded the issue to the PUCT to determine the amount of the consolidated tax savings adjustment. In late August 2014, we filed a motion on rehearing with the Austin Court of Appeals with respect to certain appeal issues on which we were not successful, including the consolidated tax savings adjustment. In December 2014, the Austin Court of Appeals issued its opinion, clarifying that it was rendering judgment on the rate discount for state colleges and universities issue (affirming that PURA no longer requires imposition of the rate discount) rather than remanding it to the PUCT, and dismissing the motions for rehearing regarding the franchise fee issue and the consolidated tax savings adjustment. We filed a petition for review with the Texas Supreme Court in February 2015. The Texas Supreme Court granted the petition for review and heard oral arguments in September 2016. On January 6, 2017, the Texas Supreme Court issued its opinion, unanimously ruling as follows on the three issues before it:

•

Consolidated tax savings adjustment—The Supreme Court reversed the Court of Appeals and upheld the PUCT’s decision not to make a consolidated tax savings adjustment, concluding that the PUCT had properly applied PURA Section 36.060 and that we no longer met the statutory criteria for imposition of such an adjustment.

•

State colleges and universities rate discount—The Supreme Court upheld the Court of Appeals’ and the PUCT’s decisions that no such discount was proper, concluding that PURA Section 36.351 requires a discount only for the provision of electric service and that, upon the start of retail competition, electric service is provided to end-use customers by REPs and not TDUs.

•

Municipal franchise fees—The Supreme Court reversed the Court of Appeals’ and the PUCT’s disallowance of certain franchise fees, ruling that the relevant PURA provision did not limit negotiated franchise fees to a one-time opportunity upon the expiration of a franchise that was in effect on September 1, 1999, but that such renegotiations may take place at any time.

The Texas Supreme Court issued its mandate on February 16, 2017. On February 17, 2017, we filed a tariff modification with the PUCT to immediately remove the state colleges and universities discount rider, and on February 23, 2017, the PUCT opened Docket No. 46884 to consider the remand from the Texas Supreme Court. The order in our 2017 rate review (PUCT Docket No. 46957) granted the recovery of the municipal franchise fees through a surcharge over approximately nine months beginning November 27, 2017.

Summary

We cannot predict future regulatory or legislative actions or any changes in economic and securities market conditions. Such actions or changes could significantly alter our basic financial position, results of operations or cash flows.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Market risk is the risk that we may experience a loss in value as a result of changes in market conditions such as interest rates that may be experienced in the ordinary course of business. We may transact in financial instruments to hedge interest rate risk related to our debt, but there are currently no such hedges in place. All of our long-term debt at December 31, 2016 carried fixed interest rates and at December 31, 2017 all of our long-term debt except for the $275 million term loan credit agreement carried fixed interest rates. All of our long-term debt at September 30, 2018 carried fixed interest rates. The following table summarizes our long-term debt maturities at December 31, 2017.

	Expected Maturity Date
	2018	2019	2020	2021	2022	There- after	2017 Total Carrying Amount	2017 Total Fair Value	2016 Total Carrying Amount	2016 Total Fair Value
	(millions of dollars and percent)
Long-term debt (including current maturities):
Fixed rate debt amount (a)	$550	$250	$126	$—	$1,200	$3,750	$5,876	$6,878	$5,875	$6,751
Average interest rate	6.80%	2.15%	5.75%	—	6.03%	5.23%	5.42%	—	5.48%	—
Variable rate debt amount (a)	$—	$275	$—	$—	$—	$—	$275	$275	$—	$—
Average interest rate	—	2.45%	—	—	—	—	2.45%	—	—	—

Total Debt	$550	$525	$126	$—	$1,200	$3,750	$6,151	$7,153	$5,875	$6,751

(a)

Excludes unamortized premiums, discounts and debt issuance costs. See Note 7 to Interim Financial Statements and Note 7 to Annual Financial Statements for a discussion of changes in long-term debt obligations.

At December 31, 2017, the potential reduction of annual pretax earnings over the next twelve months due to a one percentage-point (100 basis points) increase in floating interest rates on debt (including short-term borrowings) totaled $12 million.

Our term loan credit agreement contains terms pursuant to which the interest rate charged can vary, at our option, depending on the selected interest period. Our Credit Facility contains terms pursuant to which the interest rates charged under the agreement may be adjusted depending on credit ratings. For information on our interest rates charged under the Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Available Liquidity/Credit Facility – Financial Covenants, Credit Rating Provisions and Cross Default Provisions – Material Credit Rating Covenants.”

Credit Risk

Credit risk relates to the risk of loss associated with nonperformance by counterparties. Our customers consist primarily of REPs. As a prerequisite for obtaining and maintaining certification, a REP must meet the financial resource standards established by the PUCT. Meeting these standards does not guarantee that a REP will be able to perform its obligations. REP certificates granted by the PUCT are subject to suspension and revocation for significant violation of PURA and PUCT rules. Significant violations include failure to timely remit payments for invoiced charges to a transmission and distribution utility pursuant to the terms of tariffs approved by the PUCT. We believe PUCT rules that allow for the recovery of uncollectible amounts due from nonaffiliated REPs through rates significantly reduce our credit risk.

Our exposure to credit risk associated with trade accounts receivable totaled $691 million at September 30, 2018 and $638 million at December 31, 2017. The receivable balance is before the allowance for uncollectible accounts, which totaled $3 million at both September 30, 2018 and December 31, 2017. The exposure includes trade accounts receivable from REPs totaling $557 million and $476 million at September 30, 2018 and December 31, 2017, respectively, which are almost entirely noninvestment grade. At September 30, 2018, REP subsidiaries of our two largest counterparties represented approximately 16% and 13% of the trade receivable balance. At December 31, 2017, REP subsidiaries of two nonaffiliated entities collectively represented approximately 12% and 10% of the nonaffiliated trade receivable balance. No other parties represented 10% or more of the total trade accounts receivable balance at September 30, 2018 or December 31, 2017. We view our exposure to these customers to be within an acceptable level of risk tolerance considering PUCT rules and regulations; however, this concentration increases the risk that a default could have a material effect on cash flows.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The names of our directors and information about them, as furnished by the directors themselves, are set forth below:

Name	Age	Business Experience and Qualifications
James R. Adams	79

James R. Adams has served as a member of our board of directors since July 2015. He served as Chairman of our board of directors from July 2015 to the closing of the Sempra Acquisition on March 9, 2018. Mr. Adams has served as a business consultant, business advisor and private investor since 1998. He previously served from 1996 to 1998 as the Chairman of Texas Instruments Incorporated, a NASDAQ-listed, global Fortune 500 semiconductor company. Prior to 1996, Mr. Adams had an extensive career in the telecommunications industry, serving in various leadership positions with SBC Communications (now AT&T Inc.) and its affiliates and predecessors from 1965 until his retirement in 1995, including serving as Group President of SBC Communications Inc. from 1993 to 1995, President and CEO of Southwestern Bell Telephone Company from 1989 to 1993, President of the Texas division of Southwestern Bell from 1984 to 1989, and Executive Vice President of AT&T Residence Business from 1981 to 1984. Mr. Adams currently serves as a senior advisor to Texas Next Capital, a private equity partnership that invests in Texas businesses to drive economic growth in Texas. He also serves on the boards of directors of TransPecos Financial Corp. and TransPecos Development Corp. and several non-profit organizations, including serving as Chairman of University Health System, a county government-owned public district hospital for the San Antonio, Texas metropolitan area. He previously served as a board member of Texas Instruments Inc. from 1989 to 2010, and as a board member of Storage Tek Inc., Inet Inc., Prodigy Inc., Telefonos de Mexico, Republic Bank Corporation, and Interfirst Corporation.

We believe Mr. Adam’s extensive leadership, business, and board experience bring great value to our company and our board of directors. Mr. Adams’s decades of board service for various public and private companies, including over 20 years of board experience with Texas Instruments, two of which as Chairman, provides our board of directors with a unique understanding of corporate governance. In addition, Mr. Adams’s 30 years of experience at SBC Communications brings significant management expertise to our board of directors. His roles at SBC Communications also provided him with a great deal of experience in the regulated telecommunications industry, and we believe that regulatory experience is of great value to our regulated transmission and distribution company.

Thomas M. Dunning (3)	76

Thomas M. Dunning has served as a member of our board of directors since October 2007 and in July 2010 was elected Lead Independent Director by our board of directors. Since his retirement in 2008 as Chairman of Lockton Dunning Benefits, a company specializing in the design and servicing of employee benefits, he has served as Chairman Emeritus. Mr. Dunning also served as Chairman and Chief Executive Officer of Lockton Dunning Benefit Company, its predecessor company, from 1998 to 2007 following the 1998 acquisition of Dunning Benefits Corporation by the Lockton Group of Companies. Mr. Dunning currently serves on the boards of directors of Oncor Holdings, and a number of non-profit organizations. He is also a former Chairman of Dallas Fort Worth International Airport board and a former director of the Southwestern Medical Foundation, as well as a former director of American Beacon Funds.

We believe Mr. Dunning’s experience with employee benefit programs and his understanding of employee benefits as part of an overall employee compensation program is important to Oncor in his roles as a director and member of the Organization and Compensation Committee (O&C Committee). As member and former chair of the O&C Committee, overseeing the design and effectiveness of Oncor’s executive compensation programs, Mr. Dunning offers broad experience in understanding and addressing compensation-related issues and challenges. His past appointments by Texas Governors as Chairman of the Texas Water Development Board and a director on the boards of the Texas Department of Transportation, Texas Department of Human Services and Texas Department of Criminal Justice, as well as his past service as Chairman of the Dallas/Fort Worth International Airport board, add to the extensive experience and leadership skills Mr. Dunning provides to our board. His experience and familiarity with Texas government, combined with over 50 years of experience in business and strong record of civic involvement in Texas, are valuable to our Texas-based business.

Name	Age	Business Experience and Qualifications
Robert A. Estrada (1)	71

Robert A. Estrada has served as a member of our board of directors since October 2007. Mr. Estrada is Chief Compliance Officer, Senior Managing Director and Chairman Emeritus of Estrada Hinojosa & Company, Inc., an investment banking firm specializing in public finance that he co-founded in 1992. In addition to these positions, he also previously served as Chairman of the Board and as President and Chief Executive Officer of the firm. Since its inception, Estrada Hinojosa & Company, Inc. has been involved in municipal bond underwritings totaling over $80 billion and has provided financial advisory services on financings totaling more than $50 billion. Mr. Estrada is a member of the boards of directors of Oncor Holdings and several civic and arts organization boards. From 2001 until 2008, Mr. Estrada served on the Board of Regents of the University of Texas System, a system with over 60,000 employees and a budget of approximately $14 billion, pursuant to an appointment by the Governor of Texas. While serving on the University of Texas System Board of Regents, Mr. Estrada chaired its audit, compliance and management review committee. From 2004 until 2010, he served two consecutive terms on the board of directors of the Federal Reserve Bank of Dallas. From 1990 to 1994, Mr. Estrada also served on the board of directors of the Student Loan Marketing Association (Sallie Mae), a $45 billion entity and was a member of the board’s executive committee.

We believe Mr. Estrada’s skills and experience in the financial and legal sectors qualify him to serve as a director of Oncor and chair of the Audit Committee. We also believe his comprehensive understanding of financial, compliance and business matters pertinent to us and his experience in serving large clients and boards regarding these matters are significant assets to our board. Mr. Estrada also has over 30 years of legal experience as a securities attorney, giving him a familiarity with securities law issues and investor disclosure requirements relevant to our company.

Rhys Evenden (1)	45

Rhys Evenden has served as a member of our board of directors since October 2014. Mr. Evenden is the Head of Infrastructure –North America for GIC Private Ltd. (GIC). Prior to rejoining GIC in January 2014, Mr. Evenden was a Principal at QIC Global Infrastructure. From March 2007 until December 2011, he served as a Senior Vice President at GIC Special Investments (GICSI). Mr. Evenden joined GICSI from BAA Limited. Mr. Evenden currently serves on the board of directors of Texas Transmission Holding Company, ITC Holdings and Bronco Holdings LLC.

Mr. Evenden was appointed as a member of our board of directors by Texas Transmission pursuant to Texas Transmission’s right under our Limited Liability Company Agreement to designate two directors. We believe Mr. Evenden’s extensive business, financial and management experience qualifies him to serve on our board of directors. In addition, his extensive knowledge and experience in infrastructure matters brings great value to our board of directors and our company.

Name	Age	Business Experience and Qualifications
Printice L. Gary (1)	72

Printice L. Gary has served as a member of our board of directors since February 2014. Mr. Gary is the founding partner of, and since its founding in 1991 has served as the chief executive officer of, Carleton Residential Properties, a real estate firm engaged in investing, developing, general contracting and asset management of properties throughout Texas and the Southwest. His prior business experience includes serving as a Texas division partner for multi-family development with Trammel Crow Residential from 1985 to 1991 and serving as the president of Centex Corporation’s homebuilding and mortgage banking subsidiary, Fox & Jacobs Homes, from 1978 to 1985. Mr. Gary also served on the board of directors of the National Equity Fund, Inc., a Chicago-based nonprofit tax credit syndicator and asset manager from 2012 to 2016. Mr. Gary currently serves on the board of directors of Preservation of Affordable Housing Inc. (Boston, Massachusetts) and the board of directors of Oncor Holdings. Mr. Gary has served on the governing bodies of various state entities pursuant to appointments by the Governor(s) of Texas, including the board of directors of the University of Texas Investment Management Company, a $27 billion endowment fund, from 2009 until 2013, the University of Texas System Board of Regents from 2007 until 2013, where he was chairman of the facilities planning and construction committee, the University of Texas System Board for Lease of University Lands from 2008 to 2013, the Texas State Tax Reform Commission in 2003, and the North Texas Tollway Authority board of directors from 1996 to 2000.

We believe Mr. Gary’s extensive skills and experience in the business and financial sectors are a significant asset to us in his role both as a director of Oncor and as a member of the Audit Committee. In addition, Mr. Gary’s entrepreneurial background, founding Carleton Residential Properties, a residential real estate company active for more than 25 years across Oncor’s prime North Texas service territory brings valuable development and construction experiences to our board of directors. His experience with Texas government through his service on various state entities also brings great value to our Texas-based business.

William T. Hill, Jr. (2)	76

William T. Hill, Jr. has served as a member of our board of directors since October 2007. In 2012, Mr. Hill began practicing law with the law firm of William T. Hill, Jr., Attorney at Law. Prior to 2012, he was of counsel to the Dallas criminal defense law firm of Fitzpatrick Hagood Smith & Uhl LLP. In 2007, he served as Director of Strategic Initiatives of Mercy Street Ministries. From 1999 to 2007, Mr. Hill was Criminal District Attorney of the Dallas County District Attorney’s office. Mr. Hill serves on the boards of directors of Hilltop Holdings, Incorporated, a New York Stock Exchange listed company in the insurance industry, Baylor Hospital Foundation, Oncor Holdings and a number of charitable organizations.

We believe Mr. Hill’s experience of over 50 years with legal and compliance matters, along with his management of a large group of highly skilled professionals, have given him considerable knowledge concerning many matters that come before our board of directors. In addition, as District Attorney he developed judgment and decision-making abilities that assist him today in evaluating and making decisions on issues that face our board of directors. Mr. Hill has also served on several civic and charitable boards, which has given him invaluable experience in corporate governance matters.

Timothy A. Mack (2)	66

Timothy A. Mack has served as a member of our board of directors since February 2014. Mr. Mack currently is of counsel to the Dallas, Texas law firm, Matheson & Marchesoni PLLC. Mr. Mack was a member of the Dallas, Texas law firm, Mack Matheson & Marchesoni PLLC, since March 2009 until his retirement in August 2017. Prior thereto, Mr. Mack was a partner at an international law firm, Hunton & Williams LLP (now known as Hunton Andrews Kurth LLP), and its predecessor firm in Dallas, Texas, where he had practiced law since 1980. Mr. Mack’s law practice focuses on energy-related matters, particularly finance, securities, corporate and partnership law, corporate governance and mergers and acquisitions. Mr. Mack is a member of the board of directors of Oncor Holdings and various local non-profit organizations.

We believe Mr. Mack’s experience of over 30 years in advising energy companies in finance, securities, corporate governance and merger and acquisition matters, as well as his prior experience in participating in the management of a large international law firm, brings to the Board additional knowledge and valuable first-hand experience with the duties of directors.

Name	Age	Business Experience and Qualifications
Jeffrey W. Martin (1)	56

Jeffrey W. Martin has served as a member of our board of directors since the March 9, 2018 closing of the Sempra Acquisition. Mr. Martin has served as Chief Executive Officer and a member of the board of directors of Sempra since May 1, 2018. He has served as Chairman of the board of directors of Sempra since December 1, 2018. Mr. Martin served as Executive Vice President and Chief Financial Officer of Sempra from 2017 to May 1, 2018. Mr. Martin served at San Diego Gas & Electric Company (SDG&E), an indirect subsidiary of Sempra, as the Chief Executive Officer and a director, from January 2014 to December 2016, as the Chairman from November 2015 to December 2016 and as the President from October 2015 to December 2016. From 2010 to 2013, Mr. Martin served as the President and Chief Executive Officer of Sempra U.S. Gas & Power (USGP), a business unit of Sempra, and USGP’s predecessor organization, Sempra Generation, and before that, served as the Vice President of Investor Relations for Sempra. Prior to joining Sempra in December 2004, Mr. Martin was chief financial officer of NewEnergy, Inc. He also formerly served as corporate counsel at UniSource Energy Corporation and was an attorney at the law firm of Snell & Wilmer, LLP. Mr. Martin is also a member of the board of directors of Oncor Holdings and is on the Business Roundtable and the board of trustees of the University of San Diego. He previously served on the boards of directors of the Edison Electric Institute, California Chamber of Commerce and National Association of Manufacturers.

Mr. Martin was appointed by Sempra (through Oncor Holdings) as a member of our board of directors pursuant to Sempra’s indirect right under the Limited Liability Company Agreement to designate two directors. We believe Mr. Martin’s extensive financial, management and operations experience qualifies him to serve on our board of directors. In addition, his extensive knowledge and experience in utility and energy infrastructure matters brings great value to our board of directors and our company.

E. Allen Nye, Jr.	51

E. Allen Nye, Jr. has served as a member of our board of directors and our Chief Executive since the March 9, 2018 closing of the Sempra Acquisition. From January 2011 until March 2018, Mr. Nye served as our Senior Vice President, General Counsel and Secretary, and in such role was responsible for overseeing all of Oncor’s legal and compliance matters. In January 2013 his responsibilities were expanded to include oversight of all regulatory and governmental affairs activity of Oncor. From June 2008 until joining Oncor, Mr. Nye practiced law as a partner in the Dallas office of Vinson & Elkins LLP, where he focused on representation of regulated energy companies before state and federal government agencies, including the PUCT, the State Office of Administrative Hearings and the FERC. Prior to Vinson & Elkins, Mr. Nye was a partner in the law firm of Hunton & Williams LLP (now known as Hunton Andrews Kurth LLP) from January 2002 until May 2008.

As our Chief Executive, Mr. Nye brings his unique knowledge of our company and our industry to the board of directors. His prior experience as Senior Vice President, General Counsel and Secretary of Oncor and vast experience in the energy industry and first hand knowledge of and experience with state and federal government and regulatory agencies brings great value and benefit to our board of directors and company. Mr. Nye’s previous experience as Senior Vice President, General Counsel and Secretary of Oncor also brings to the board additional knowledge and valuable first-hand experience with the duties of directors and governance matters.

Name	Age	Business Experience and Qualifications
Tania Ortiz (3)	48

Tania Ortiz has served as a member of our board of directors since July 2018. Ms. Ortiz has served as the Chief Executive Officer of Infraestructura Energetica Nova, S.A.B. de C.V. (IEnova) since September 2018. Sempra indirectly owns 66.4% of IEnova. IEnova develops, builds and operates energy infrastructure in Mexico and is listed on the Mexican Stock Exchange. In her role at IEnova, Ms. Ortiz also serves as a manager or director of several IEnova subsidiaries. From 2014 to July 2018, Ms. Ortiz served as the IEnova Chief Development Officer, as the Vice-President of Business Development and External Affairs from 2009 to 2014, as the Director of Governmental and Regulatory Affairs from 2002 to 2009 and as the General Manager from 2000 to 2002. Before joining IEnova in 2000, Ms. Ortiz worked at PMI Comercio Internacional, a subsidiary of PEMEX, in the role of Assistant Commercial Manager of Refined Products from 1994 to 1999. Currently, Ms. Ortiz is the Vice President of the World Energy Council, Mexico Chapter, having served on its board of directors since 2013. Since 2016 she has served as a member of the advisory board of the Mexico Energy Regulatory Commission. Ms. Ortiz is also a member of the board of directors of the Mexican Natural Gas Association (Asociación Mexicana de Gas Natural), which she joined in 2002, and previously served as its Chairman from 2015 to 2016 and Vice President from 2013 to 2014.

Ms. Ortiz was appointed by Sempra (through Oncor Holdings) as a member of our board of directors pursuant to Sempra’s indirect right under the Limited Liability Company Agreement to designate two directors. We believe Ms. Ortiz’s extensive business experience, particularly with respect to building and operating energy infrastructure, brings great value and insight to our board of directors and company.

Robert S. Shapard	63

Robert S. Shapard has served as a member of our board of directors since April 2007. He has served as Chairman of our board of directors since the March 9, 2018 closing of the Sempra Acquisition and before that, served as Chairman from April 2007 until July 2015. From April 2007 until the March 9, 2018 closing of the Sempra Acquisition, he also served as Chief Executive of Oncor. Mr. Shapard joined EFH Corp.’s predecessor in October 2005 as a strategic advisor, helping implement and execute growth and development strategies for Oncor. Between March and October 2005, he served as Chief Financial Officer of Tenet Healthcare Corporation, one of the largest for-profit hospital groups in the United States, and was Executive Vice President and Chief Financial Officer of Exelon Corporation, a large electricity generator and utility operator, from 2002 to February 2005. Before joining Exelon, he was executive vice president and chief financial officer of Ultramar Diamond Shamrock, a North American refining and marketing company, since 2000. Previously, from 1998 to 2000, Mr. Shapard was CEO and managing director of TXU Australia Pty. Ltd., a subsidiary of the former TXU Corp., which owned and operated electric generation, wholesale trading, retail, and electric and gas regulated utility businesses. Mr. Shapard has served since September 2013 as a member of the board of directors of Leidos Holdings, Inc. (formerly SAIC, Inc.), a New York Stock Exchange-listed provider of scientific, engineering and systems integration service, and currently serves as lead director as well as chair of the nominating and corporate governance committee and as a member of the audit and finance committee. Mr. Shapard is also a director of Oncor Holdings.

As our former Chief Executive, Mr. Shapard brings his unique knowledge of our company and our industry to the board of directors. His prior experience with EFH Corp., Exelon and as CEO of TXU Australia gives him extensive leadership experience in the electric industry in both regulated and unregulated markets. Mr. Shapard’s previous experience as chief financial officer of Tenet Healthcare Corporation and Ultramar Diamond Shamrock provided him with substantial experience in other complex financial and business environments.

Name	Age	Business Experience and Qualifications
Richard W. Wortham III (2) (3)	80

Richard W. Wortham III has served as a member of our board of directors since October 2007. Since 1976, he has served as Trustee of The Wortham Foundation, Inc., a private philanthropic foundation with assets of approximately $260 million dedicated to the support and development of Houston’s cultural fabric. Mr. Wortham has held various offices at The Wortham Foundation, Inc., currently serving as the Chairman, a position he has held since November 2014, and previously serving as the President from 2011 until November 2014, the Secretary and Treasurer from 2008 until 2011 and the Chairman and the Chief Executive Officer from 2005 until 2008. Mr. Wortham also serves as a Trustee and member of the audit committee of HC Capital Trust, a $14 billion family of mutual funds, and a Life Trustee of The Museum of Fine Arts, Houston. Mr. Wortham is also a director of Oncor Holdings. Additionally, Mr. Wortham has held a leadership role in several companies, including a founding role in several national banks.

We believe Mr. Wortham’s over 30 years of extensive business and civic experience qualify him to serve on our board of directors and chair our O&C Committee. Mr. Wortham also currently serves on the executive, finance, audit and investment committees of the Museum of Fine Arts, Houston, which presently has an endowment of approximately $1 billion. Mr. Wortham’s experience has given him substantial and significant knowledge and experience regarding financial management and corporate governance matters relevant to our board of directors.

Steven J. Zucchet (2) (3)	53

Steven J. Zucchet has served as a member of our board of directors since November 2008. Mr. Zucchet is a Managing Director of OMERS Infrastructure Management Inc. (OMERS Infrastructure) (formerly Borealis Infrastructure Management, Inc.), an investment arm of Canada’s OMERS pension plan, a position he has held since September 2014, having previously served as a Senior Vice President of OMERS Infrastructure from November 2003 until September 2014. From 1996 until joining OMERS Infrastructure, Mr. Zucchet served as Chief Operating Officer of Enwave Energy Ltd., where he was responsible for operations and major infrastructure projects. In his role as an officer of OMERS Infrastructure, Mr. Zucchet has been appointed as an officer and director of several OMERS Infrastructure affiliates and companies in which OMERS Infrastructure invests. His focus at OMERS Infrastructure is in the energy sector, where he leads the pursuit of investment opportunities in the energy sector and is responsible for asset management.

Mr. Zucchet was appointed as a member of our board of directors by Texas Transmission pursuant to Texas Transmission’s right under the Limited Liability Company Agreement to designate two directors. Mr. Zucchet has extensive experience in the energy industry. Through OMERS Infrastructure, he serves on the board of directors for Bruce Power, an eight reactor nuclear site located in Ontario, Canada. His experience prior to joining OMERS Infrastructure also focused on the energy industry, serving as Chief Operating Officer of Enwave Energy Ltd. for seven years. Prior to joining Enwave Energy Ltd., he spent seven years with an international consulting firm where he worked primarily on transportation and energy related projects. We believe Mr. Zucchet’s experience in the energy industry gives him an important and valuable understanding of our business.

(1)	Member of Audit Committee.
(2)	Member of Nominating and Governance Committee.
(3)	Member of Organization & Compensation Committee.

Director Appointments

Pursuant to our Limited Liability Company Agreement, Sempra (through Oncor Holdings) and Texas Transmission each have a right to designate two individuals to serve on our board of directors. Mr. Martin and Ms. Ortiz were designated to serve on our board of directors by Sempra (through Oncor Holdings) and Mr. Evenden and Mr. Zucchet were each designated to serve on our board of directors by Texas Transmission. Directors appointed by Sempra and Texas Transmission are referred to as member directors.

Our Limited Liability Company Agreement also provides that seven of our directors will be disinterested directors under the standards set forth in our Limited Liability Company Agreement. See “Certain Relationships and Related Transactions, and Director Independence — Director Independence” for a discussion of the director qualifications. We have determined that Messrs. Adams, Dunning, Estrada, Gary, Hill, Mack and Wortham are disinterested directors. Disinterested directors are appointed by the nominating committee of Oncor Holdings’ board of directors subject to the approval of the disinterested directors of Oncor Holdings. The nominating committee of Oncor Holdings is required to consist of a majority of disinterested directors.

Oncor Holdings, at the direction of STIH (a subsidiary of STH, which is a wholly owned indirect subsidiary of, and controlled by, Sempra following the Sempra Acquisition), has the right, pursuant to the terms of our Limited Liability Company Agreement, to nominate two directors that are current or former officers of Oncor, subject to approval of any such nomination by a majority of the Oncor board of directors. Mr. Shapard and Mr. Nye serve as these directors.

In connection with the Sempra Acquisition, the provisions of the Sempra Order contain various requirements with respect to the board of directors of Oncor. For more information regarding those requirements, see “— Sempra Acquisition Director Changes” below. For more information regarding the Sempra Acquisition, see “Business and Properties – Change in Indirect Ownership of Oncor – Sempra Merger Agreement and Closing.”

Audit Committee

The Audit Committee is a separately-designated standing audit committee, established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. Our Audit Committee is composed of Messrs. Estrada, Evenden, Gary, and Martin. Each of Messrs. Estrada and Gary is an “audit committee financial expert” as defined in Item 407(d)(5) of SEC Regulation S-K. Messrs. Estrada and Gary are disinterested directors under the standards set forth in our Limited Liability Company Agreement. Mr. Evenden is a member director appointed by Texas Transmission and Mr. Martin is a member director appointed by Sempra (through Oncor Holdings).

Executive Officers

The names of our executive officers and information about them, as furnished by the executive officers themselves, are set forth below:

Name	Age	Positions and Offices Presently Held	Business Experience (Preceding Five Years)
E. Allen Nye, Jr.	51	Chief Executive and Director	E. Allen Nye, Jr. has served as a member of our board of directors and our Chief Executive since the March 9, 2018 closing of the Sempra Acquisition. From January 2011 until March 2018, Mr. Nye served as our Senior Vice President, General Counsel and Secretary, and in such role was responsible for overseeing all of Oncor’s legal and compliance matters. In January 2013 his responsibilities were expanded to include oversight of all regulatory and governmental affairs activity of Oncor. From June 2008 until joining Oncor, Mr. Nye practiced law as a partner in the Dallas office of Vinson & Elkins LLP, where he focused on representation of regulated energy companies before state and federal government agencies, including the PUCT, the State Office of Administrative Hearings and the FERC. Prior to Vinson & Elkins, Mr. Nye was a partner in the law firm of Hunton & Williams LLP (now known as Hunton Andrews Kurth LLP) from January 2002 until May 2008.

Name	Age	Positions and Offices Presently Held	Business Experience (Preceding Five Years)
Joel S. Austin	54	Senior Vice President, Technology & Market Operations	Joel S. Austin has served as our Senior Vice President, Technology & Market Operations since the March 9, 2018 closing of the Sempra Acquisition. From May 2010 until March 2018, he served as our Vice President and Chief Information Officer. In his role as Senior Vice President, Technology & Market Operations, Mr. Austin oversees activities including market operations, customer operations, measurement as well as the information technology function. He joined Oncor in 2008 and has held a leadership position in the information technology function since that time. Prior to joining Oncor in 2008, Mr. Austin served in a number of positions within EFH Corp. and EFH Corp.’s predecessor, including roles in information technology, operations, sourcing management and business development since 1990. Mr. Austin has extensive experience in technology, management consulting, operations, cybersecurity, and global delivery management.

Walter Mark Carpenter	66	Senior Vice President, T&D Operations	Walter Mark Carpenter has served as our Senior Vice President, T&D Operations since October 2011, and in such role is responsible for overseeing transmission grid management operations and Oncor’s interface with ERCOT. He also oversees the system’s distribution operation centers, as well as Oncor’s outage management system, the deployment of the advanced meter system and its integration into operations. From February 2010 until October 2011 he served as our Vice President and Chief Technology Officer, and from 2008 until February 2010 he served as our Vice President and Chief Information Officer. Mr. Carpenter has served EFH Corp’s predecessor and Oncor for over 40 years and has held various field management and engineering management positions in transmission and distribution. Mr. Carpenter is a registered Professional Engineer in the State of Texas and is a member of the Institute of Electrical and Electronic Engineers (IEEE) Power System Relaying Committee and the Texas Society of Professional Engineers.

Name	Age	Positions and Offices Presently Held	Business Experience (Preceding Five Years)
Don J. Clevenger	48	Senior Vice President and Chief Financial Officer	Don J. Clevenger has served as our Senior Vice President and Chief Financial Officer since the March 9, 2018 closing of the Sempra Acquisition. From January 2013 until March 2018, he served as our Senior Vice President, Strategic Planning. From February 2010 through December 2012, he served as our Senior Vice President, External Affairs and before that, served as our Vice President, External Affairs from June 2008 until February 2010. Mr. Clevenger also served as our Vice President, Legal and Corporate Secretary from December 2007 to June 2008. Between November 2005 and December 2007, Mr. Clevenger held a leadership position in our company with various legal and regulatory responsibilities. Prior to his transfer to Oncor in November 2005, he was Senior Counsel of the Business Services unit of EFH Corp. since April 2004. Mr. Clevenger was a partner in the law firm of Hunton & Williams LLP (now known as Hunton Andrews Kurth LLP) before he joined EFH Corp.’s predecessor.

David M. Davis	61	Executive Vice President, Strategy & Planning	David M. Davis has served as our Executive Vice President, Strategy & Planning since the March 9, 2018 closing of the Sempra Acquisition. He served as our Senior Vice President and Chief Financial Officer from February 2010 until March 2018, and before that, he served as Vice President and Chief Financial Officer from July 2006 until February 2010. He joined Oncor in 2004 and has held a leadership position in the finance and financial planning function since that time. From 1991 to 2004, Mr. Davis served in various positions at EFH Corp.’s predecessor including roles in accounting, information technology and financial planning. Mr. Davis is also a retired certified public accountant. Mr. Davis has informed Oncor that he will retire and resign effective December 31, 2018.

Deborah L. Dennis	64	Senior Vice President, Human Resources & Corporate Affairs, and Chief Customer Officer	Deborah L. Dennis has served as our Senior Vice President, Human Resources & Corporate Affairs, and Chief Customer Officer since the March 9, 2018 closing of the Sempra Acquisition. In her role as Senior Vice President, Human Resources & Corporate Affairs, and Chief Customer Officer, Ms. Dennis oversees activities including customer service, community relations, economic development initiatives, human resources and corporate affairs. From January 2013 until March 2018, she served as our Senior Vice President, Human Resources & Corporate Affairs. Ms. Dennis has been employed with Oncor and its predecessors and affiliates for 39 years in a number of corporate and customer service functions, including 13 years as a Vice President, most recently serving as Vice President of Corporate Affairs from 2011 to December 2012, and Vice President—Dallas Customer Operations from 2007 to 2011. Ms. Dennis has extensive experience in customer services, human resources, supply chain, outsourcing management and corporate philanthropy.

James A. Greer	58	Executive Vice President and Chief Operating Officer	James A. Greer has served as our Executive Vice President and Chief Operating Officer since the March 9, 2018 closing of the Sempra Acquisition and previously served as our Senior Vice President and Chief Operating Officer from October 2011 until March 2018. From October 2007 until October 2011, he served as our Senior Vice President, Asset Management and Engineering and in such role was responsible for the development of strategies, policies and plans for optimizing the value and performance of electric delivery systems and related assets. From 2004 to 2007, Mr. Greer served a similar role as our Vice President. Since joining EFH Corp.’s predecessor in 1984, Mr. Greer has held a number of leadership positions within Oncor and EFH Corp. in such areas as engineering, operations and governmental relations. Mr. Greer is a registered Professional Engineer in the State of Texas.

Name	Age	Positions and Offices Presently Held	Business Experience (Preceding Five Years)
Matthew C. Henry	49	Senior Vice President, General Counsel & Secretary	Matthew C. Henry has served as our Senior Vice President, General Counsel and Secretary since March 9, 2018, and in such role is responsible for overseeing all of Oncor’s legal and compliance matters as well as its regulatory and governmental affairs activity. From June 2008 until joining Oncor in March 2018, Mr. Henry practiced law as a partner in the Dallas office of Vinson & Elkins LLP, where he led the firm’s energy regulatory practice and focused on representation of regulated energy companies before state and federal government agencies, including the PUCT, the State Office of Administrative Hearings and the FERC. Prior to joining Vinson & Elkins, Mr. Henry was a partner in the law firm of Hunton & Williams LLP (now known as Hunton Andrews Kurth LLP) from January 2002 until May 2008.

There is no family relationship between any of our executive officers, between any of our directors, or between any executive officer and any director.

Sempra Acquisition Director Changes

In August 2017, EFH Corp. and EFIH entered into the Sempra Merger Agreement, pursuant to which EFH Corp. would be merged with an indirect subsidiary of Sempra, with EFH Corp. continuing as the surviving company and an indirect, wholly-owned subsidiary of Sempra. The Sempra Merger Agreement was subject to customary closing conditions, including the approval of the bankruptcy court in the EFH Bankruptcy Proceedings and the PUCT. The bankruptcy court confirmed the Sempra Plan on February 26, 2018. The PUCT approved the final order on March 8, 2018. The Sempra Acquisition closed on March 9, 2018. For more information regarding the Sempra Merger Agreement and Sempra Acquisition, see “Business and Properties – Change in Indirect Ownership of Oncor – Sempra Merger Agreement and Closing”.

Pursuant to the terms of the Sempra Merger Agreement, Oncor and Sempra filed a joint application with the PUCT in October 2017 seeking certain regulatory approvals with respect to the Sempra Acquisition. In December 2017, Oncor and Sempra entered into a stipulation (Sempra Settlement Stipulation) with the Staff of the PUCT, the Office of the Public Utility Counsel, the Steering Committee of Cities Served by Oncor and the Texas Industrial Energy Consumers reflecting the parties’ settlement of all issues in the PUCT proceeding regarding the joint application. In February 2018, Oncor and Sempra announced that all of the intervenors in the PUCT proceeding had signed on to the Sempra Settlement Stipulation.

The Sempra Order contains various provisions with respect to the board of directors of Oncor. Following consummation of the Sempra Acquisition, the board of directors of Oncor is required to consist of thirteen members and be constituted as follows:

•

seven members shall be disinterested directors in all material respects as required by our Limited Liability Company Agreement in relation to Sempra and its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings (and those directors shall have no material relationship with Sempra or its affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings at the time of the Sempra Acquisition or within the previous ten years) (which we refer to as disinterested directors);

•	two members shall be designated by Sempra (through Oncor Holdings);

•	two members shall be appointed by Texas Transmission; and

•

two members shall be current or former officers of Oncor (the Oncor Officer Directors), initially Mr. Shapard and Mr. Nye, who are the chairman of the Oncor board and chief executive of Oncor, respectively (in order for a current or former officer of Oncor to be eligible to serve as an Oncor Officer Director, such officer cannot have worked for Sempra or any of its affiliates (excluding Oncor Holdings and Oncor) or any other entity with a direct or indirect ownership interest in Oncor or Oncor Holdings in the ten year period prior to such officer being employed by Oncor). Oncor Holdings, at the direction of STIH (a subsidiary of STH, which is a wholly owned indirect subsidiary of, and controlled by, Sempra following the Sempra Acquisition), has the right to nominate and/or seek the removal of the Oncor Officer Directors, with such nomination or removal subject to approval by a majority of the Oncor board of directors.

The Sempra Order provides that the current disinterested directors of Oncor would continue to serve, if willing and able, for three years from the closing of the Sempra Acquisition. Thereafter, two of these directors would roll off of the board every two years, with the nominating committee of Oncor Holdings (subject to approval by a majority of the disinterested directors on the Oncor Holdings board of directors) determining the order of departure of these directors with the order designed to move toward a mandatory retirement age of 75 years that will apply to new disinterested directors. Each new disinterested director will have a term of four years and the appointment of such directors will be consistent with the mandatory retirement age, with each disinterested director’s term being able to renewed for only one additional term of four years. To the extent any disinterested director is removed, retires or is otherwise unable to or unwilling to serve, a replacement new disinterested director will be chosen by the nominating committee of Oncor Holdings and subject to approval by a majority vote of the remaining disinterested directors of Oncor Holdings. Any change to the size, composition, structure or rights of the boards described in the Sempra Settlement Stipulation must first be approved by the PUCT.

Code of Conduct

We maintain certain corporate governance documents on our website at www.oncor.com. Our Code of Conduct can be accessed by selecting “Corporate Governance” under the “Investors” tab on the website. Our Code of Conduct applies to all of our employees and officers, including our Chief Executive, Chief Operating Officer, Chief Financial Officer and Controller, and it also applies to our directors, except for provisions pertinent only to employees. Any amendments to our Code of Conduct will be posted on our website promptly. Printed copies of the corporate governance documents that are posted on our website are available to any person without charge upon written request to the Corporate Secretary of Oncor Electric Delivery Company LLC at 1616 Woodall Rodgers Freeway, Suite 7E-002, Dallas, Texas 75202-1234.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

Our board of directors has designated an Organization and Compensation Committee of the board of directors (O&C Committee) to establish, administer, and assess our executive compensation policies, which include participation in various employee benefit programs. The O&C Committee met four times in 2017.

The responsibilities of the O&C Committee include:

•

Determining and overseeing executive compensation programs, including making recommendations to our board of directors, when and if its approval is required, with respect to the adoption, amendment or termination of incentive compensation, equity-based and other executive compensation and benefit plans, policies and practices;

•

Establishing, reviewing and approving corporate goals and objectives relevant to executive compensation, evaluating the performance of our Chief Executive (CEO) and other executive officers in light of those goals and objectives and ultimately approving executive compensation based on those evaluations; and

•	Advising our board of directors with respect to compensation of its disinterested directors.

The O&C Committee conducts reviews of the level of individual compensation elements as well as total direct compensation for our executive officers, including the executive officers named in the Summary Compensation Table below (collectively with the CEO, the Named Executive Officers, and each, a Named Executive Officer) from time to time as it deems appropriate. The O&C Committee conducted such compensation reviews in the fourth quarter of 2017. In determining the total direct compensation of our executive officers, the O&C Committee considers the performance of the executives and a competitive market and peer group analysis of executive compensation provided by compensation consultants engaged by the O&C Committee. The O&C Committee obtains the input of the CEO on the performance of executive officers reporting to the CEO. The CEO assesses the performance of each executive reporting to him in light of the executive’s business unit and function and presents a performance evaluation and compensation recommendation for each of these individuals to the O&C Committee. The CEO also reviews and considers the competitive market analysis in making his recommendation. The O&C Committee also evaluates the CEO’s performance. The O&C Committee determines total compensation, including base salary, annual incentive awards and long-term incentive awards, for each of our executive officers as it deems appropriate.

In the first quarter of each fiscal year, the O&C Committee (i) approves corporate goals and objectives under our annual and long-term incentive programs for our executive officers for awards for the current fiscal year, and (ii) certifies the performance results for incentive payments for performance periods that ended on December 31 of the previous fiscal year. Following the completion of each fiscal year, in connection with the annual determination of the incentive awards to be paid to our executive officers reporting to the CEO, the CEO conducts an annual performance review of each such executive officer and evaluates each executive’s performance relative to the corporate goals and objectives for the completed fiscal year set by the O&C Committee. The CEO then makes recommendations to the O&C Committee with respect to other executive officers’ annual incentive compensation. The O&C Committee also annually evaluates the CEO’s performance in light of the goals and objectives for the previous fiscal year. After considering this evaluation, as well as the CEO’s recommendations, the O&C Committee determines the annual incentive award payouts for the executive officers, including the Named Executive Officers, as well as goals and objectives under the annual and long-term incentive programs for the current fiscal year.

Compensation Philosophy

Our compensation philosophy, principles and practices are intended to compensate executives appropriately for their contribution to the attainment of key strategic objectives, and to strongly align the interests of executives and equity holders through both short and long-term performance goals. We believe that:

•

Levels of executive compensation should be based upon an evaluation of the performance of our business (through operational metrics including safety, reliability, operational efficiency and infrastructure readiness and financial performance) and individual executives, as well as a comparison to compensation levels of persons with comparable responsibilities in business enterprises of similar size, scale, complexity, risk and performance;

•	Compensation plans should balance both short-term and long-term objectives; and

•	The overall compensation program should emphasize variable compensation elements that have a direct link to company and individual performance.

Objectives of Compensation Philosophy

Our compensation philosophy is designed to meet the following objectives:

•	Attracting and retaining high performers;

•	Rewarding company and individual performance by providing compensation levels consistent with the level of contribution and degree of accountability;

•	Aligning performance measures with our goals and allocating a significant portion of the compensation to incentive compensation in order to drive the performance of our business;

•

Basing incentive compensation in part on the satisfaction of company operational metrics (including safety, reliability, operational efficiency and infrastructure readiness) with the goal of motivating performance towards improving the services we provide our customers; and

•

Creating value for our equity holders and promoting the long-term performance of the company by strengthening the correlation between the long-term interests of our executives and the interests of our ultimate equity holders.

Elements of Compensation

In an effort to achieve our compensation objectives, we have established a compensation program for our executives that principally consists of:

•	Base salary;

•	Short-term incentives through the opportunity to earn an annual performance bonus pursuant to the Oncor Fourth Amended and Restated Executive Annual Incentive Plan (Executive Annual Incentive Plan);

•

Long-term incentives through (i) the opportunity to purchase equity interests in Investment LLC, granted at the O&C Committee’s discretion pursuant to the 2008 Equity Interests Plan for Key Employees of Oncor Electric Delivery Company LLC and its Affiliates (Equity Interests Plan), and (ii) awards under the Oncor Electric Delivery Company LLC Long-Term Incentive Plan (Long-Term Incentive Plan);

•

Deferred compensation and retirement plans through (i) the opportunity to participate in a 401(k) savings plan (thrift plan) and a salary deferral program (Salary Deferral Program) and receive certain company matching contributions, (ii) the opportunity to participate in a defined benefit retirement plan and a supplemental retirement plan, and (iii) an employer-paid subsidy for health coverage upon the executive’s retirement from Oncor for executives hired prior to January 1, 2002;

•

Perquisites and other benefits, including, for executives hired prior to January 1, 2004, the opportunity to participate in the Oncor Split-Dollar Life Insurance Program (Split Dollar Life Insurance Plan); and

•	Contingent payments through an executive change of control policy and an executive severance plan.

For more information about each of the incentive and other benefit plans available to our executive officers see the compensation tables and the accompanying narratives immediately following “– Compensation Discussion and Analysis.”

Compensation Consultants

In October 2017, the O&C Committee engaged PricewaterhouseCoopers LLP, a compensation consultant, to advise and report to the O&C Committee on executive compensation issues, including competitive market analyses of our executive compensation and disinterested director compensation. PricewaterhouseCoopers and its affiliates also provide consulting and related services to Oncor with respect to human resources, tax, internal audit, industry intelligence, strategy formulation and other matters. Oncor purchases compensation surveys (both executive and non-executive) from Willis Towers Watson who provides consulting and other services to Oncor’s human resources department.

Market Data

While we try to ensure that the greater part of an executive officer’s compensation is directly linked to the executive’s individual performance and Oncor’s financial and operational performance, we also seek to set our executive compensation program in a manner that is competitive with that of our peer group and industry compensation survey data in order to promote retention of key personnel and to attract high-performing executives from outside our company.

2016 Survey and Peer Group

In the fourth quarter of 2016, the O&C Committee assessed total compensation of our executives against a number of companies in the transmission/distribution industry and fully integrated utilities using both survey data and peer group comparisons. For purposes of the 2016 assessment, PricewaterhouseCoopers completed a competitive market analysis of executive compensation for the O&C Committee in October 2016. This analysis involved a review of U.S. energy utility industry compensation survey data using our projected 2016 annual revenues. The survey data was compared to our executive compensation elements targeted at both the 50th and 75th percentiles with respect to base salary, target cash annual incentives, and long-term incentives, and the resulting target total cash compensation (base salary and target cash annual incentives) and total direct compensation (base salary, target cash annual incentives and long-term incentives). The survey data was aged from the reporting date to January 1, 2017, using an annual rate of 3.0%, which is the projected increase factor for 2016 for officers and executives based on the World at Work 2016 Salary Budget Survey.

In addition to the market data for utilities in the national marketplace, PricewaterhouseCoopers also provided publicly available data for a subset of these utilities, a peer group of transmission/distribution utility companies as well as fully integrated utility companies. Oncor’s size, based on revenues, was in the 63rd percentile of this peer group. PricewaterhouseCoopers provided information on total target direct compensation, base salary, annual incentive targets and long-term incentives with respect to the five highest paid executives at each of those companies, along with comparisons of each such executive to the comparable Oncor executive using regression analysis based on Oncor’s revenue size. The primary peer group consisted of the following 14 companies (which were also used in PricewaterhouseCoopers’ fourth quarter 2015 study):

American Electric Power Co., Inc. Alliant Energy CenterPoint Energy, Inc.	El Paso Electric Co. Eversource Energy IdaCorp Inc.	Pepco Holdings, Inc. Pinnacle West Capital Corp. Portland General Electric Co.
Cleco	ITC Holdings Corp.	TECO Energy, Inc.
Consolidated Edison, Inc.	OGE Energy Corp.

The O&C Committee considered both peer group data and the competitive market survey data, along with individual performance and responsibilities, when determining total direct executive compensation, as well as each element of total direct compensation (base salary, annual incentives and long-term incentives). The O&C Committee targeted total direct compensation, including target payouts under annual and long-term incentive awards, at approximately the 50th percentile of the competitive market survey group. The 2016 competitive market analysis indicated that aggregate target total direct compensation of our executives was generally below the 50th percentile of the competitive market survey group. As a result of its review of the PricewaterhouseCoopers studies and each executive’s individual performance and responsibilities, the O&C Committee increased the base salaries of all Named Executive Officers, including our CEO, effective November 26, 2016.

2017 Survey and Peer Group

In the fourth quarter of 2017, the O&C Committee assessed total compensation of our executives against a number of companies in the transmission/distribution industry and fully integrated utilities using both survey data and peer group comparisons. For purposes of the 2017 assessment, PricewaterhouseCoopers completed a competitive market analysis of executive compensation for the O&C Committee in October 2017. This analysis involved a review of U.S. energy utility industry compensation survey data using our projected 2017 annual revenues. The survey data was compared to our executive compensation elements targeted at both the 50th and 75th percentiles with respect to base salary, target cash annual incentives, and long-term incentives, and the resulting target total cash compensation (base salary and target cash annual incentives) and total direct compensation (base salary, target cash annual incentives and long-term incentives). The survey data was aged from the reporting date to January 1, 2018, using an annual rate of 3.0%, which is the projected increase factor for 2017 for officers and executives based on the World at Work 2017 Salary Budget Survey.

In addition to the market data for utilities in the national marketplace, PricewaterhouseCoopers also provided publicly available data for a subset of these utilities, a peer group of transmission/distribution utility companies as well as fully integrated utility companies. Oncor’s size, based on revenues, is in the 64th percentile of this peer group. PricewaterhouseCoopers provided information on total target direct compensation, base salary, annual incentive targets and long-term incentives with respect to the five highest paid executives at each of those companies, along with comparisons of each such executive to the comparable Oncor executive using regression analysis based on Oncor’s revenue size. The primary peer group consisted of 11 of the companies used in PricewaterhouseCoopers’ 2016 study:

American Electric Power Co., Inc. Alliant Energy CenterPoint Energy, Inc. Cleco Power LLC	Consolidated Edison, Inc. El Paso Electric Co. Eversource Energy IdaCorp Inc.	ITC Holdings Corp. OGE Energy Corp. Pinnacle West Capital Corp. Portland General Electric Co.

There were two companies used in the 2016 analysis that were not included in the 2017 analysis. Both Pepco Holdings, Inc., and TECO Energy, Inc., no longer provide public disclosures for executives and directors due to acquisitions in 2016. In addition, PricewaterhouseCoopers recommended, and the O&C Committee agreed, that while Cleco Power LLC remain in the peer group, its reported compensation information should be excluded from the O&C Committee’s consideration of market pay in 2017 as it experienced a change in control in 2016. Because of the loss of companies in the historical peer group, the O&C Committee considered adding additional peer companies. Based on PricewaterhouseCoopers’ analysis, the O&C Committee determined that there was no benefit to increasing the peer group size and that the addition of companies may instead increase the complexity of the analysis. As a result, PricewaterhouseCoopers recommended, and the O&C Committee agreed, not to include additional companies for the 2017 analysis.

The O&C Committee considered both peer group data and the competitive market survey data, along with individual performance and responsibilities, when determining total direct executive compensation, as well as each element of total direct compensation (base salary, annual incentives and long-term incentives). The O&C Committee targeted total direct compensation, including target payouts under annual and long-term incentive awards, at approximately the 50th percentile of the competitive market survey group. The 2017 competitive market analysis indicated that aggregate target total direct compensation of our executives was generally below the 50th percentile of the competitive market survey group. As a result of its review of the PricewaterhouseCoopers studies and each executive’s individual performance and responsibilities, the O&C Committee increased the base salaries of all Named Executive Officers, including our CEO, effective November 26, 2017.

Compensation Elements

A significant portion of each executive officer’s compensation is variable, at-risk and directly linked to achieving company performance objectives set by the O&C Committee and the alignment with equity owner interests in order to achieve long-term success of our company. Other factors impacting compensation include individual performance, retention risk, and market compensation data. None of these other factors are assigned individual weights, but are considered together. The company has no policies or formula for allocating compensation among the various elements. The following is a description of the principal compensation components provided to our executives.

Base Salary

We believe that base salary should be commensurate with the scope and complexity of each executive’s position, the level of responsibility required, and demonstrated performance. We also believe that a competitive level of base salary is required to attract and retain qualified talent.

As part of its review of total direct compensation for our executive officers, the O&C Committee reviews and determines executive officers’ base salaries periodically as it deems appropriate. The periodic review includes the O&C Committee’s review of the most recent analysis of our executive compensation against competitive market data and comparison to our peer group. Our CEO also reviews this analysis, along with the performance and level of responsibility of each executive officer reporting to him, and makes recommendations to the O&C Committee regarding any salary changes for such executive officers. The O&C Committee may also approve salary increases as a result of an executive’s performance, promotion or a significant change in an executive’s responsibilities.

As discussed above, the 2017 competitive market analysis prepared by PricewaterhouseCoopers indicated that aggregate target total direct compensation of our executives was generally below the 50th percentile of the competitive market survey group and peer group (when regressed to Oncor’s revenue size). As a result of this study and after considering individual performance and responsibilities, the O&C Committee increased the base salary of each of our Named Executive Officers, including the CEO, effective November 26, 2017. The salary increases bring total direct compensation closer to the 50th percentile of the competitive market survey group for their respective offices.

Annual Base Salary for Named Executive Officers

The annual base salaries of Named Executive Officers at December 31, 2017 were as follows:

Name	Title	At December 31, 2017 (1)
Robert S. Shapard	Chief Executive Officer	$929,000
David M. Davis	Senior Vice President and Chief Financial Officer	$495,000
Don J. Clevenger	Senior Vice President, Strategic Planning	$477,000
James A. Greer	Senior Vice President and Chief Operating Officer	$495,000
E. Allen Nye, Jr.	Senior Vice President, General Counsel & Secretary	$536,000

(1)

Annual base salaries were increased effective November 26, 2017 as follows: Mr. Shapard - increased from $902,000 to $929,000; Mr. Davis - increased from $481,000 to $495,000; Mr. Clevenger - increased from $463,000 to $477,000; Mr. Greer—increased from $481,000 to $495,000; and Mr. Nye - increased from $520,000 to $536,000.

Executive Annual Incentive Plan

The O&C Committee and our CEO are responsible for administering the Executive Annual Incentive Plan. The award targets under the plan are established on a company-wide basis and the O&C Committee seeks to set these targets at performance challenging levels. The O&C Committee determines annual target award percentages for executives based on an evaluation of the most recent competitive market analysis conducted by PricewaterhouseCoopers, and, with respect to executives other than our CEO, recommendations from our CEO. In making his recommendations to the O&C Committee regarding target award percentages, our CEO assesses the performance goals of each executive reporting to him against the goals of the executive’s business unit and function and reviews the competitive market analysis. Executive Annual Incentive Plan awards are based on a target payout, which is set as a percentage of a participant’s base salary and is based on the performance of Oncor and individual participant performance. The annual incentive target payout for each executive is set near the 50th percentile of executives with similar responsibilities among our competitive market survey group and peer group. In October 2017, the O&C Committee increased the target payout opportunity for each of our Named Executive Officers based on (i) the competitive market survey information described above and (ii) the performance and responsibilities of each of the Named Executive Officers.

The awards payable in any given plan year are determined based on (1) the target award levels of participants in the Executive Annual Incentive Plan, (2) achievement of a threshold, target or superior funding trigger, and (3) achievement of threshold, target or superior levels of any additional operational or other metrics that the O&C Committee elects to apply in determining the aggregate amount of awards, which we sometimes refer to as the operational funding percentage. Based on the level of attainment of the funding trigger and the operational funding percentage, the O&C Committee determines an aggregate performance final funding percentage. This final funding percentage is then multiplied by each target award, and the resulting amount is then multiplied by any performance modifiers to determine a final award amount. The O&C Committee sets operational metrics, performance goals, target awards and individual performance modifiers in its discretion, and also has broad discretion to adjust funding percentages and individual awards. The funding trigger described in (2) above is based on “EBITDA,” which means Oncor’s earnings before interest, taxes, depreciation and amortization, as determined by the O&C Committee. The O&C Committee has excluded from EBITDA the impact of long-term incentive compensation, expenses related to the EFH Bankruptcy Proceedings and change in indirect ownership of Oncor in connection with those proceedings, and non-cash actuarial adjustments. EBITDA is used as the funding trigger because we believe it is an effective measure to assess profitability of the business. See Note 2 to Annual Financial Statements for more information regarding the EFH Bankruptcy Proceedings.

Funding of incentive awards is based first on the achievement of stated EBITDA threshold, target or superior funding trigger levels set by the O&C Committee for that year. Incentives are only payable under the Executive Annual Incentive Plan in the event the threshold EBITDA is achieved. The level of EBITDA achieved is used to calculate a funding trigger percentage, as illustrated in the table below.

Funding Trigger Achieved	Funding Trigger Percentage
Actual EBITDA is less than threshold	0%

Actual EBITDA equals threshold	50%

Actual EBITDA is greater than threshold but less than target	Percentage between 50% - 100% equal to the percentage of the target EBITDA achieved

Actual EBITDA equals target	100%

Actual EBITDA is greater than target but less than superior	Percentage between 100% - 150% equal to the percentage of the superior EBITDA achieved

Actual EBITDA equals or exceeds superior	150%

Assuming the EBITDA threshold is met, an operational funding percentage is calculated based on achievement of the operational or other metrics set by the O&C Committee. For 2017, the O&C Committee established metrics based solely on operational targets because it believes that incentives should be based on achievement of operational goals. The purpose of these operational targets, which are based on safety, reliability, operational efficiency and infrastructure readiness metrics, is to promote enhancement of our services to customers. The table below sets forth these operational metrics in further detail.

Operational Metric	Description	Purpose
Safety	Number of employee injuries using a Days Away, Restricted or Transfer (DART) system with a modifier for fatalities resulting from a safety violation	Promotes the health and welfare of our employees. Lowering the number of accidents also reduces our operating costs, which in turn contributes to lower rates for our customers.

Reliability	Non-storm System Average Interruption Duration Index (SAIDI), which measures the average number of minutes electric service is interrupted per customer in a year. Since weather can greatly impact reliability and is outside of our control, the reliability metric measures SAIDI on a non-storm, weather-normalized basis	Promotes our commitment to minimizing service interruptions to our customers, as the lower the SAIDI level for the year, the greater our customers’ service level and satisfaction.

Operational Efficiency	Based on the achievement of targeted operation and maintenance expense (O&M) and sales, general and administrative expense (SG&A) levels determined on a per customer cost basis	Promotes lower expenditures relative to customers served, which in turn contributes to lower rates for our customers.

Infrastructure Readiness	Measured by a metric based on capital expenditure per three year average kW peak; expressed as a cumulative percentage	Discourages exceeding the budget, as well as spending that is too far below the capital plan, as we believe expenditures to improve our facilities and other capital expenditures are important to maintaining the quality of and enhancing our services to our customers.

An operational funding percentage is calculated based on the level of achievement of each operational metric. The O&C Committee determines the weighting of each of those metrics within the operational funding percentage and the threshold, target and superior levels of each metric. As with the EBITDA funding trigger, each operational metric must meet a threshold level in order to provide any funding for that metric. Meeting the threshold amount results in 50% of the available funding for that metric, with target and superior levels resulting in 100% and 150%, respectively, of the available funding for that metric. Once threshold has been achieved, actual results in between each level result in a funding percentage equal to the percentage of the target achieved (up to 150% for achievement of the superior performance level).

Once an operational funding percentage is calculated, the final funding percentage is determined in accordance with the table below.

Achieved Funding Trigger Performance	Final Funding Percentage
Actual EBITDA is less than threshold	0%

Actual EBITDA equals threshold	50%

Actual EBITDA is greater than threshold but less than or equal to target	Lesser of the funding trigger percentage or the operational funding percentage

Actual EBITDA is greater than target	Funding trigger percentage multiplied by the operational funding percentage, up to a payout percentage not exceeding the funding trigger percentage.

For 2017, our EBITDA for purposes of the Executive Annual Incentive Plan met the threshold EBITDA but did not meet the target EBITDA or the superior EBITDA, resulting in a funding trigger percentage of 95.8%. Our operational funding percentage was 110.0%. As a result, the final funding percentage was calculated using the lesser of the funding trigger percentage or the operational funding percentage, resulting in a final funding percentage of 95.8%.

To calculate an executive officer’s award amount, the final funding percentage is first multiplied by the executive officer’s target award, which is computed as a percentage of actual base salary. Based on the executive officer’s performance, an individual performance modifier is then multiplied by the calculated award to determine the final incentive payment. An individual performance modifier is based on reviews and evaluations of the executive officer’s performance by the CEO and the O&C Committee (or solely the O&C Committee in the case of our CEO). Factors used in determining individual performance modifiers may include operational measures (including the safety, reliability, operational efficiency and infrastructure readiness metrics discussed above), company objectives, individual management and other goals, specific job objectives and competencies, the demonstration of team building and support attributes and general demeanor and behavior. The CEO and the O&C Committee (or solely the O&C Committee in the case of our CEO) do not assign these factors individual weights, but considered them together. Each executive officer’s individual performance modifier is set by the O&C Committee within a range determined in its discretion.

The following table provides a summary of the 2017 targets and actual awards for each Named Executive Officer. All awards under the Executive Annual Incentive Plan are made in the form of lump sum cash payments to participants by March 15 of the year following the plan year to which the award relates.

2017 Annual Incentives (Payable in 2018) for Named Executive Officers

Name	Target Payout Opportunity (% of Salary) (1)	Target Award ($ Value)	Actual Award ($)	Actual Award (% of Target)
Robert S. Shapard	95%	$693,664	$664,530	95.8%
David M. Davis	65%	$269,315	$258,004	95.8%
Don J. Clevenger	65%	$259,265	$248,376	95.8%
James A. Greer	65%	$269,315	$258,004	95.8%
E. Allen Nye, Jr.	65%	$291,198	$278,968	95.8%

(1)	EAIP target payout opportunities were increased effective November 26, 2017 as follows: Mr. Shapard—from 75% to 95%; Messrs. Davis, Clevenger, Greer and Nye - from 55% to 65% of base salaries.

For more detailed information on terms of the Executive Annual Incentive Plan, including the calculation of the 2017 EBITDA funding percentage and the operational funding percentage, the 2017 operational funding triggers and the actual performance levels achieved, see the narrative that follows the Grants of Plan-Based Awards – 2017 table.

Long-Term Incentives

Our long-term incentive program currently consists of the Equity Interests Plan and the Long-Term Incentive Plan. The Long-Term Incentive Plan was adopted effective as of January 1, 2013, as a replacement long-term incentive program to the SARs Plan. The purpose of our long-term incentive program is to promote the long-term financial interests and growth of Oncor by attracting and retaining management and other personnel and key service providers. Our long-term incentive program was developed to enable us to be competitive in our compensation practices. It was also developed to reflect our belief that equity ownership in Oncor under the Equity Interests Plan and the opportunity to benefit from positive long-term performance of the company motivate our management to work towards the long-term success of our business and align management’s interests with those of our equity holders. In addition, we believe that certain employment-related conditions and the multi-year time periods of these programs, as discussed in more detail below, provide significant retentive value to us.

Equity Interests Plan and Management Investment Opportunity

The Equity Interests Plan allowed our board of directors to offer non-employee directors, management and other personnel and key service providers of Oncor the right to invest in Class B membership units of Investment LLC (each, a Class B Interest), an entity whose only assets consist of equity interests in Oncor. As a result, each holder of Class B Interests held an indirect ownership interest in Oncor. Any dividends received by Investment LLC from Oncor in respect of its membership interests in Oncor were subsequently distributed by Investment LLC to the holders of Class B Interests in proportion to the number of Class B Interests held by such holders.

In November 2008 and August 2011, pursuant to the terms of the Equity Interests Plan, our board of directors offered certain officers and key employees the opportunity to invest in Investment LLC and purchase Class B Interests in Investment LLC for the fair market value of Class B Interests on such date, as determined by our board of directors (collectively, the Management Investment Opportunity). In addition to the opportunity to purchase Class B Interests in Investment LLC, such officers and key employees also received an amount of SARs based on the aggregate amount invested. SARs received in connection with the Management Investment Opportunity were subject to the terms of the SARs Plan, and were all exercised in 2012 as discussed under “— Stock Appreciation Rights Settlement” below. Participants in the Management Investment Opportunity were also given the option to fund any or all of their investment in Investment LLC using funds in their Salary Deferral Program accounts. Any Class B Interests purchased by an executive officer using funds in his or her Salary Deferral Program account were held of record by the Salary Deferral Program for the benefit of such officer.

In connection with the Management Investment Opportunity, each participant entered into a management stockholder’s agreement and a sale participation agreement. The management stockholder’s agreement, among others things, gave Oncor the right to repurchase a participant’s Class B Interests in the event of specified terminations of a participant’s employment or violation by a participant of certain of his or her non-compete obligations. We believe this repurchase right provided significant retentive value to our business. For a more detailed description of the terms of the management stockholder’s agreement and sale participation agreement, see “Certain Relationships and Related Transactions, and Director Independence – Related Party Transactions – Agreements with Management and Directors.”

Pursuant to its limited liability company agreement, Investment LLC was required to at all times ensure that for each outstanding Class B Interest it issued, Investment LLC held a corresponding number of units of Oncor’s equity interests. As a result, any future issuances under the Equity Interests Plan required Investment LLC to purchase from Oncor Holdings additional equity interests of Oncor. Investment LLC entered into a revolving stock purchase agreement with Oncor Holdings pursuant to which Investment LLC could purchase units of Oncor’s equity interests held by Oncor Holdings in the event Investment LLC proposed to issue additional Class B Interests pursuant to the Equity Interests Plan. However, the aggregate number of equity interests sold by Oncor Holdings pursuant to the revolving stock purchase agreement could not result in Oncor Holdings owning less than 80% of Oncor’s outstanding equity interests, or 508,000,000 units.

On March 9, 2018, Oncor entered into the OMI Agreement with Investment LLC, Oncor Holdings and Sempra. Investment LLC held 1,396,008 of the outstanding limited liability company interests in Oncor (OMI Interests), which represent 0.22% of the outstanding membership interests in Oncor. For a description of the amounts of Class B Interests beneficially owned by members of Oncor’s board of directors and each of Oncor’s named executive officers, see “Security Ownership of Certain Beneficial Owners and Management and Related Equity Holder Matters – Security Ownership of Certain Beneficial Owners and Management”.

Pursuant to the OMI Agreement, in connection with the closing of the Sempra Acquisition, Investment LLC transferred to Oncor Holdings all of the OMI Interests in exchange for $25,959,261 in cash, which represents approximately $18.60 for each OMI Interest. The consideration was funded by a combination of fixed and floating rate notes, commercial paper and cash from operations. Following such transfer, the holders of the Class B Interests were entitled to receive certain distributions related to certain allocable tax liabilities. As a result of the transfer of the OMI Interests to Oncor Holdings, Investment LLC no longer holds equity interests of Oncor. The Equity Interests Plan terminated in accordance with its terms in November 2018.

For a more detailed description of the Equity Interests Plan and the Management Investment Opportunity, refer to the narrative that follows the Grants of Plan-Based Awards – 2017 table.

Long-Term Incentive Plan

In 2013, our board of directors adopted the Long-Term Incentive Plan as a replacement long-term incentive program to the SARs Plan. The Long-Term Incentive Plan encourages retention of executive officers and key employees by stipulating performance periods of generally 36 months. We also believe that these multi-year performance periods encourage participants to strive for the long-term, sustained success of the company. The nature of the performance targets also ensures that participants strive towards both financial and operational goals.

Our board of directors delegated administration of the Long-Term Incentive Plan to the O&C Committee. Our executive officers and any other key employees of the company or its subsidiaries designated by the O&C Committee are eligible to participate. The plan provides for cash awards to be paid after completion of a performance period based on achievement of certain stated performance goals. A performance period under the Long-Term Incentive Plan is the 36 month period beginning each January 1, unless otherwise determined by the O&C Committee in its sole discretion. The participants for each performance period shall be determined by the O&C Committee not later than the 90th day after commencement of the performance period. Performance goals consist of one or more specific performance objectives established by the O&C Committee in its discretion within the first 90 days of the commencement of the applicable performance period. Performance goals may be designated with respect to the company as a whole or one or more operating units, and may also be determined on an absolute basis or relative to internal goals, or relative to levels attained in prior years, or relative to other companies or indices, or as ratios expressing relationships between two or more performance goals. For 2017 grants, the O&C Committee set the performance targets on a company-wide basis and at levels it believes are performance challenging. The long-term incentive target payout for each executive is set so that the target total direct compensation is near the 50th percentile of executives with similar responsibilities among our competitive market survey group and our peer group (when regressed to Oncor’s revenue size).

The O&C Committee determined that the performance goals used for the Long-Term Incentive Plan awards granted in 2017 would consist of a financial trigger and operational metrics. The funding of the 2017 Long-Term Incentive Plan award is contingent first upon Oncor achieving a cumulative threshold net income level for the three-year performance period. If Oncor fails to achieve the stated net income level for the performance period, no award is payable. For awards granted in 2015 or later, the funding trigger percentage for a performance period equals 50% if the threshold level is met, 100% if target level is met, or 150% if the superior level is met or exceeded. For awards granted in 2013 and 2014, there is no superior funding trigger level. The applicable percentage for performance between threshold and target performance levels, and the target and superior performance levels are determined on a straight line interpolation basis. Once a funding trigger percentage is determined, an operational goal percentage is determined based on Oncor’s satisfaction of four operational metrics. The operational goals used for the Long-Term Incentive Plan awards mirror the operational metrics used for awards under the Executive Annual Incentive Plan. These goals relate to (1) a safety metric based on the number of employee injuries using a Days Away, Restricted or Transfer (DART) system with a modifier for fatalities as a result of a safety violation, (2) a reliability metric as measured by the System Average Interruption Duration Index (SAIDI), (3) an operational efficiency metric based on the achievement of targeted operation and maintenance expense (O&M) and sales, general and administrative expense (SG&A) levels determined on a per customer cost basis, and (4) an infrastructure readiness metric based on the capital expenditure per three year average kW peak, expressed as a cumulative percentage. The purpose of these operational targets, which are based on safety, reliability, operational efficiency and infrastructure readiness metrics, is to promote enhancement of our services to customers. For additional discussion on the purposes of the operational metrics, see the table and discussion of the Operational Metrics in “Compensation Elements—Executive Annual Incentive Plan.”

The O&C Committee set the threshold, target and superior levels for each operational metric. The achievement of those levels results in funding for a specific metric of 50%, 100% and 150%, respectively. Once the threshold has been achieved, actual results in between each level result in a funding percentage equal to the percentage of the target achieved. Based on the weighting for each operational metric, an aggregate weighted average of operational goal percentage is determined.

For awards granted in 2013 and 2014 (payable in 2016 and 2017, respectively), the amount of each Long-Term Incentive Plan award was determined based on the product of (i) the funding trigger percentage, multiplied by (ii) the weighted average of stated operational goal percentages, multiplied by (iii) the target opportunity dollar amount stated in each individual award.

In March 2015, the O&C Committee revised the long-term incentive plan form award agreement. The revised award agreement, which is used for grants made in 2015 and after, provides that the final funding percentage for long-term incentive awards is calculated using the funding trigger percentage and weighted operational goal percentage, as set forth in the table below.

Long-Term Incentive Plan Final Funding Percentage Calculation – Grants made in 2015 and later

Achieved Funding Trigger Performance	Final Funding Percentage
Actual funding trigger is less than threshold	0%

Actual funding trigger equals threshold	50%

Actual funding trigger is greater than threshold but less than or equal to target	Lesser of the funding trigger percentage or the weighted operational goal percentage

Actual funding trigger is greater than target	Funding trigger percentage multiplied by the weighted operational goal percentage, up to a payout percentage not exceeding the funding trigger percentage.

The amount of each Long-Term Incentive Plan award granted in 2015 or later is then determined based on the product of the final funding percentage, multiplied by the target opportunity dollar amount stated in each individual award letter.

The plan also gives the O&C Committee the discretion to adjust long-term awards to prevent unintended dilution or enlargement as a result of certain extraordinary events. For each performance goal, the O&C Committee may set threshold, target and superior levels of attainment and the manner of calculating the award amounts at each level (such as a specified dollar amount or a percentage or multiple of base salary). However, the Long-Term Incentive Plan provides that the maximum award payable for a performance period shall not exceed 150% of the target award.

Long-Term Incentive Awards Granted in 2017 (Payable in 2020)

The following table provides a summary of the targets awards granted to each Named Executive Officer in 2017. All awards under the Long Term Incentive Plan are to be made in the form of lump sum cash payments to participants on or before April of the year following the last year of the performance period. For target awards granted in 2017, awards are payable on or before April 1, 2020.

2017 Target Long-Term Incentive Award Grants (Payable in 2020) for Named Executive Officers

Name	Target Award ($ Value)
Robert S. Shapard	$2,482,304
David M. Davis	$708,032
Don J. Clevenger	$681,536
James A. Greer	$708,032
E. Allen Nye, Jr.	$765,440

Long-Term Incentive Awards Granted in 2015 (Payable in 2018)

In March 2017, our board of directors, upon the recommendation of the O&C Committee, adjusted the threshold, target and superior net income funding trigger levels for awards granted in 2015 for the 2015-2017 performance period and payable in 2018. Under the original awards, the threshold, target and superior net income funding trigger levels were set at $1,158.7 million, $1,363.2 million and $1,567.8 million respectively. The adjustments in March 2017, which were favorable to participants, decreased each of those funding trigger levels and were made as certain events that were contemplated in the calculation of net income when the awards were granted did not occur. As a result of the adjustment, the new performance goals for the 2015-2017 performance period awards, which are payable in 2018, are as described below.

In February 2018, the O&C Committee certified the level of attainment of performance goals established for long-term incentive awards granted in 2015 with a performance period that ended on December 31, 2017. The performance goals achieved for the 2015-2017 performance goal period were certified by the O&C Committee as follows:

2015 -2017 Performance Period Results (awards granted in 2015, payable in 2018)

Funding Trigger	Threshold	Target	Superior	Actual	Achievement
Net Income ($ millions; 2015-2017 cumulative)	$1,144.4	$1,346.4	$1,548.4	1,361.0	103.6%

2015-2017 Performance Goals

Weighting	Performance Metric	Performance Goal		Actual	Achievement
30%	Safety - measured by Days Away, Restricted or Transferred (DART); cumulative	Threshold Target Superior	0.79 0.69 0.54	0.52	45.0%
30%	Reliability - measured by non-storm System Average Interruption Duration Index (SAIDI) in minutes; cumulative	Threshold Target Superior	304 286 249	284.1	30.8%
30%	Operational efficiency - measured by operation and maintenance expense (O&M) and sales, general and administrative expense (SG&A) on a cost per customer basis, $; average	Threshold Target Superior	184.79 172.70 160.61	171.65	31.3%
10%	Operational efficiency - measured by an infrastructure readiness metric based on the capital expenditure per three year average kW peak; expressed as a cumulative percentage	Threshold Target Superior	97.00, 105.00 98.00, 103.00 99.00 –101.49	102.38%	12.1%
	Performance Goal Percentage:				119.2%

Pursuant to the terms of the 2015 long-term incentive awards, the amount of each award was determined based on the product of the final funding percentage certified by the O&C Committee in February 2018 and the target opportunity dollar amount stated in each individual award. The O&C Committee certified a funding trigger percentage of 103.6%, an operational goal percentage of 119.2%, and a final funding percentage of 103.6% resulting in long-term incentive awards as set forth below for the Named Executive Officers.

2015—2017 Performance Period Long-Term Incentive Awards (Payable in 2018) for Named Executive Officers

Name	Actual Award ($ Value)
Robert S. Shapard	$2,289,411
David M. Davis	$652,697
Don J. Clevenger	$628,297
James A. Greer	$652,697
E. Allen Nye, Jr.	$706,071

For a more detailed description of the Long-Term Incentive Plan, the net income funding trigger, the performance metrics and the actual performance levels achieved for the 2015-2017 performance period, refer to the narrative that follows the Grants of Plan-Based Awards – 2017 table.

Stock Appreciation Rights Settlement

The O&C Committee adopted and implemented the SARs Plan in 2008. Between 2008 and 2011, the O&C Committee awarded SARs pursuant to the SARs Plan to certain employees of Oncor, including the Named Executive Officers. In 2012, all participants in the SARs Plan participated in an early exercise of all outstanding SARs issued under the SARs Plan (SARs Exercise Opportunity). As a result, all outstanding SARs under the SARs Plan were exercised and have been settled with participants, other than the accrual of interest on all dividends declared as of October 31, 2012 with respect to the SARs at the ten-year Treasury constant maturity rate increased by 100 basis points, as determined by Oncor and adjusted semi-annually, and no further dividend accruals. Due to the SARs Exercise Opportunity, we began to accrue interest for the Named Executive Officers on the following amounts of dividends: Mr. Shapard, $5,104,820; Mr. Davis, $816,771; Mr. Clevenger, $816,771, Mr. Greer, $1,061,802; and Mr. Nye, $250,649. The dividends and interest were payable when dividends would become payable under the SARs Plan, which is generally upon a participant’s death, disability, separation from service, unforeseeable emergency, or a change in control, each as defined by section 409A of the Code. As a result of the Sempra Acquisition, the dividends and interest became payable and were paid to SARs Plan participants, including the Named Executive Officers, on April 30, 2018.

The SARs Plan terminated in accordance with its terms in November 2018.

Deferred Compensation and Retirement Plans

Our executive compensation package includes the ability to participate in the Salary Deferral Program, the thrift plan, the Oncor Retirement Plan and the Supplemental Retirement Plan and for executives hired before January 1, 2002, subsidized retiree health care coverage. We believe that these programs, which are common among companies in the utility industry, are important to attract and retain qualified executives.

Salary Deferral Program

Oncor executive officers are eligible to participate in a Salary Deferral Program that allows employees to defer a portion of their salary and annual incentive award and to receive a matching award based on their salary deferrals. Executives can currently defer up to 50% of their base salary and up to 85% of any annual incentive award. At the executive officer’s option the deferral period can be set for seven years, until retirement or a combination of both. Oncor generally matches 100% of deferrals up to 8% of salary deferred under the program. Oncor does not match deferred annual incentive awards. Matching contributions vest at the earliest of seven years after the deferral date, executive’s retirement or a change in control of Oncor (as defined in the Salary Deferral Program). The program encourages employee retention as, generally, participants who terminate their employment with us prior to the seven year vesting period forfeit our matching contribution to the program.

Additionally, Oncor, at the direction of the O&C Committee, can make additional discretionary contributions into a Salary Deferral Program participant’s account. Discretionary contributions made into a Salary Deferral Program participant’s account by Oncor vest as determined by the O&C Committee.

Participants in the Management Investment Opportunity were also given the option to fund any or all of their investment in Investment LLC using funds in their Salary Deferral Program accounts. The Salary Deferral Program is the record holder of Class B Interests purchased by executives using funds in their Salary Deferral Program accounts.

Refer to the narrative that follows the Nonqualified Deferred Compensation table below for a more detailed description of the Salary Deferral Program.

Thrift Plan

All eligible employees of Oncor may contribute a portion of their regular salary or wages to the thrift plan and Oncor matches a portion of an employee’s contributions. This matching contribution is 75% of the employee’s contribution up to the first 6% of the employee’s salary for employees covered under the traditional defined benefit component of the Oncor Retirement Plan, and 100% of the employee’s contribution up to 6% of the employee’s salary for employees covered under the cash balance component of the Oncor Retirement Plan. All matching contributions are invested in thrift plan investments as directed by the participant and are immediately vested.

Retirement Plan

All Oncor employees are eligible to participate in the Oncor Retirement Plan, which is qualified under applicable provisions of the Code. The Oncor Retirement Plan contains both a traditional defined benefit component and a cash balance component. Effective January 1, 2002, the defined benefit plan changed from a traditional final average pay design to a cash balance design. This change was made to better align the retirement program with competitive practices. All participants were extended an opportunity to remain in the traditional program component or transition to the cash balance component. Messrs. Davis and Greer elected to remain in the traditional program. All employees employed after January 1, 2002 are eligible to participate only in the cash balance component. As a result, Messrs. Shapard, Clevenger and Nye are covered only under the cash balance component. For a more detailed description of the Oncor Retirement Plan, refer to the narrative that follows the Pension Benefits table and Footnote 10 to Annual Financial Statements.

Supplemental Retirement Plan

Oncor executives participate in the Supplemental Retirement Plan. The Supplemental Retirement Plan provides for the payment of retirement benefits that:

•	Would otherwise be capped by the Code’s statutory limits for qualified retirement plans;

•	Include Executive Annual Incentive Plan awards in the definition of earnings (for participants in the traditional program component only); and/or

•	Oncor is obligated to pay under contractual arrangements.

For a more detailed description of the Supplemental Retirement Plan, please refer to the narrative that follows the Pension Benefits table below.

Retiree Health Care

Employees hired by Oncor (or EFH Corp’s predecessor) prior to January 1, 2002 are generally entitled to receive an employer-paid subsidy for retiree health care coverage upon their retirement from Oncor. As such, Messrs. Davis and Greer will be entitled to receive a subsidy from Oncor for retiree health care coverage upon their retirement from Oncor. Messrs. Shapard, Clevenger and Nye were hired after January 1, 2002 and are not eligible for the employer subsidy.

Perquisites and Other Benefits

Perquisites provided to our executive officers are intended to serve as part of a competitive total compensation program and to enhance our executives’ ability to conduct company business. These benefits include financial planning, a preventive physical health exam, and reimbursements for certain business-related country club and/or luncheon club membership costs. For a more detailed description of the perquisites, refer to Footnote 3 in the Summary Compensation Table below.

The following is a summary of benefits offered to our executive officers that are not available to all employees:

Executive Financial Planning: All executive officers are eligible to receive executive financial planning services. These services are intended to support them in managing their financial affairs, which we consider especially important given the high level of time commitment and performance expectation required of our executives. Furthermore, these services help ensure greater accuracy and compliance with individual tax regulations.

Executive Physical Health Exam: All executive officers are also eligible to receive an annual physical examination. We recognize the importance of the health of our senior management team and the vital leadership role they play in directing and operating the company. The executive officers are important assets of the company and this benefit is designed to help ensure their health and long-term ability to serve our equity holders.

Country Club/Luncheon Club Membership: Certain executive officers are entitled to reimbursement of country club or luncheon club memberships if the company determines that a business need exists for such executive’s memberships, as such clubs provide those officers with a setting for cultivating business relationships and interaction with key community leaders and officials.

Split-Dollar Life Insurance: Split-dollar life insurance policies were purchased for eligible executives of Oncor. The eligibility provisions of this program were modified in 2003 so that no new participants were added after December 31, 2003. Accordingly, none of our Named Executive Officers are eligible to participate in the Split-Dollar Life Insurance Program, although certain of our other executives are participants.

Spouse Travel Expenses: From time to time we pay for an executive officer’s spouse to travel with the executive officer when taking a business trip, if their presence contributes to the business purpose.

Additional Benefits: In addition to the benefits described above, Oncor offers its executive officers the ability to participate in benefit plans for medical, dental and vision insurance, group term life insurance and accidental death and disability, which are generally made available to all employees at the company.

Impact of Sempra Acquisition on Executive Officers

In connection with the EFH Bankruptcy Proceedings, EFH Corp. and EFIH entered into the Sempra Merger Agreement with the Sempra Parties in August 2017. The Sempra Merger Agreement provides for the acquisition by Sempra of the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH. In addition, in connection with the Sempra Acquisition, Oncor Holdings acquired 0.22% of the outstanding membership interests in Oncor from certain executive officers and directors of Oncor. For more information on the EFH Bankruptcy Proceedings, the Sempra Merger Agreement and the Sempra Acquisition, see Note 2 to Annual Financial Statements.

Chief Executive Retirement and Transition and Named Executive Officer Role Changes Upon Sempra Acquisition Closing

In December 2017, Mr. Shapard notified our board of directors of his intention to retire effective on the date on which the Sempra Acquisition was consummated. Following the consummation of the Sempra Acquisition, Mr. Shapard remained on the board of directors of Oncor and serves as the Chairman of a newly constituted board of directors of Oncor following his retirement. In connection with Mr. Shapard’s notification of his intent to retire, in December 2017 our board of directors elected Mr. Nye to serve as our Chief Executive effective on the consummation of the Sempra Acquisition. Our board of directors also elected, to be effective on the date on which the Sempra Acquisition was consummated, Mr. Davis to serve as Executive Vice President, Mr. Greer to serve as Executive Vice President and Chief Operating Officer, and Mr. Clevenger to serve as Senior Vice President and Chief Financial Officer.

In December 2017, the O&C Committee reviewed and set base salary and target payout opportunities for the executive team to be effective upon closing of the Sempra Acquisition. The O&C Committee set base salary and target payout opportunities based on the 2017 competitive market survey data and the executives’ respective expected responsibilities.

Letter Agreements

In August 2017, Oncor and Oncor Holdings entered into a letter agreement with Sempra and one of its wholly-owned subsidiaries (Sempra Letter Agreement). The Sempra Letter Agreement set forth certain rights and obligations of the parties and described certain corporate actions Oncor and Oncor Holdings would take in connection with the merger contemplated by the Sempra Merger Agreement, as well as conditions to Oncor’s and Oncor Holdings’ obligations to take those actions. The Sempra Letter Agreement provided that, for Oncor’s executive officers, the Sempra Acquisition would constitute a change in control or change of control under Oncor’s existing benefit plans and policies. The Sempra Letter Agreement also provided that if any executive officer chose to retire from or terminate his or her service with Oncor in connection with the closing of the Sempra Acquisition and notified Sempra of that choice within three months following the closing of the Sempra Acquisition, the executive would be paid any and all benefits (including change in control benefits) to which such executive officer would be entitled in connection with such retirement or termination, treating such retirement or termination as a resignation with “good reason,” a termination “without cause,” or a retirement under the relevant Oncor benefit plan. For more information regarding the Sempra Acquisition, see “Business and Properties—Change in Indirect Ownership of Oncor — Sempra Merger Agreement and Closing”.

On March 8, 2018, Oncor entered into letter agreements (the Letter Agreements) with each of its executive officers, other than Mr. Nye, who declined the opportunity to enter into such a Letter Agreement. The Letter Agreements provide that for each executive who terminates employment with Oncor at any time during a stated protection period for any reason other than a termination by Oncor for cause (as defined in each benefit plan applicable to such executive), such executive will be entitled to any and all benefits to which the executive would be entitled to under each employee benefit plan in which the executive participates, with the amount of such benefits being based on the termination event (either a resignation for good reason, termination without cause, or retirement) that would result in the payment of the most favorable benefits to the executive. The protection period under the Letter Agreements is twenty-four months from the date of the closing of the Sempra Acquisition for Mr. Davis and three months from the date of closing of the Sempra Acquisition for each other executive. The Letter Agreements also provide for reimbursement to the applicable executive of certain legal fees and expenses relating to such Letter Agreement.

Named Executive Officer Performance Bonus Agreements

On February 22, 2018, we entered into performance bonus agreements with each of Mr. Nye and Mr. Greer. As discussed above, upon closing of the Sempra Acquisition, Mr. Nye assumed the office of Chief Executive and Mr. Greer was promoted to Executive Vice President and Chief Operating Officer. The performance bonus agreements were effective upon closing of the Sempra Acquisition and provide for a performance bonus opportunity to each executive for each of the 2018 and 2019 fiscal years. The performance bonus agreements provide that if the executive remains in the continuous employ of Oncor or an affiliate through the last day of each such fiscal year, the executive will be entitled to a performance bonus equal to an award amount multiplied by a performance bonus funding percentage. The performance bonus funding percentage is calculated based on a comparison of Oncor’s achieved net income for such fiscal year to the net income included in Oncor’s annual financial plan for such fiscal year approved by Oncor’s board of directors, subject to any adjustments approved by the O&C Committee. Under the terms of the performance bonus agreements, the performance bonus funding percentage shall equal 50% if the achieved net income is 80% of such fiscal year’s financial plan net income or 150% if the achieved net income is 120% of such fiscal year’s financial plan net income. The performance bonus funding percentage for achieved net income amounts between 80% and 120% of such fiscal year’s financial plan net income will be determined on a straight line interpolation basis. The O&C Committee will certify the final performance bonus funding percentage for each fiscal year and shall have the discretion to make any adjustments it deems necessary and advisable. Mr. Nye’s performance bonus agreements provides for an award amount of $1,610,000 for the 2018 fiscal year and $1,575,000 for the 2019 fiscal year. Mr. Greer’s performance bonus agreement provides for an award amount of $165,000 for the 2018 fiscal year and $135,000 for the 2019 fiscal year.

Under the terms of the performance bonus agreements, if the executive is employed by Oncor or an affiliate of Oncor on the last day of the 2018 or 2019 fiscal years, and his employment with Oncor or such affiliate terminates for any reason other than by Oncor or such affiliate for cause (as defined in the applicable performance bonus agreement) prior to the payment of the performance bonus for that fiscal year, the executive will be entitled to receive any earned performance bonus at the same time it would have been paid if the executive had remained an employee. If the executive is terminated for cause, or ceases employment with Oncor or such affiliate for reasons other than death, disability, retirement or a termination following a change in control, all of his outstanding and unpaid performance bonuses will be forfeited. In the event of a separation from service due to death, disability or retirement (other than a retirement that is also a termination following a change in control), the executive shall be entitled to, for each outstanding and unpaid performance bonus, payment of an amount equal to the product of (i) a fraction, the numerator of which is the number of days in the fiscal year in which the separation of service occurs, up to and including the date of the executive’s separation from service, and the denominator of which is 365; and (ii) the performance bonus amount that would be payable for that fiscal year based on Oncor’s performance bonus funding percentage for that fiscal year. In the event of a termination following a change in control, the executive shall be entitled to, for each outstanding and unpaid performance bonus, payment within 60 days following his separation from service, an amount equal to (i) a fraction, the numerator of which is the number of days in the fiscal year in which the separation of service occurs, up to and including the date of the executive’s separation from service, and the denominator of which is 365; and (ii) the performance bonus amount that would be payable for that fiscal year based on Oncor’s achievement of the financial plan net income for that year.

Individual Named Executive Officers Compensation

Employment Agreements

On March 8, 2018, Oncor entered into letter agreements (the Letter Agreements) with each of its executive officers, other than Mr. Nye, who declined the opportunity to enter into such a Letter Agreement. In addition, we entered into certain performance bonus agreements with Mr. Nye and Mr. Greer, to be effective upon closing of the Sempra Acquisition, regarding the award of performance bonus opportunities to such executives. For more information on these agreements, see “Impact of Sempra Acquisition on Executive Officers—Letter Agreements” and “Impact of Sempra Acquisition on Executive Officers—Performance Bonus Agreements” above. Other than these agreements, Oncor does not currently have any employment agreements with any of the Named Executive Officers.

CEO Compensation

Robert S. Shapard

The following is a summary of Mr. Shapard’s individual compensation for 2017.

Base Salary: Mr. Shapard’s base salary as CEO was increased from $902,000 to $929,000 effective November 26, 2017.

Annual Incentive: In 2018, the O&C Committee awarded Mr. Shapard $664,530 pursuant to the Executive Annual Incentive Plan, reflecting the result of Oncor’s 2017 performance as well as the O&C Committee’s review of Mr. Shapard’s overall leadership of the company in 2017, including the successful filing and settlement of Oncor’s 2017 rate review, the consummation of the Sharyland Asset Exchange, and attention to matters relating to the EFH Bankruptcy Proceedings and the proposed transactions relating to the acquisition of Oncor in those proceedings. For more detailed information on the calculation of Executive Annual Incentive Awards, see “—Compensation Elements — Executive Annual Incentive Plan” above and the Grants of Plan-Based Awards – 2017 table and related narrative.

Long-Term Incentives: In 2017, Mr. Shapard was granted a Long-Term Incentive Plan target award of $2,482,304 for the performance period of January 1, 2017 through December 31, 2019. Actual awards will be based on the Company’s achievement of approved performance goals and are payable on or before April 1, 2020. In February 2018, the O&C Committee certified the results of performance goals for Long-Term Incentive Plan awards granted in 2015 for the January 1, 2015 – December 31, 2017 performance period. Mr. Shapard’s Long-Term Incentive Plan award for the 2015-2017 performance period is $2,289,411. See “—Compensation Elements —Long-Term Incentives — Long-Term Incentive Plan” above and the Grants of Plan-Based Awards-2017 table and related narrative for additional information on the Long-Term Incentive Plan and target awards.

Compensation of Other Named Executive Officers

David M. Davis

The following is a summary of Mr. Davis’s individual compensation for 2017.

Base Salary: Mr. Davis’ base salary as Senior Vice President and Chief Financial Officer was increased from $481,000 to $495,000 effective November 26, 2017.

Annual Incentive: In 2018, the O&C Committee awarded Mr. Davis $258,004 pursuant to the Executive Annual Incentive Plan, reflecting the result of Oncor’s 2017 performance, as well as Mr. Davis’s individual performance in 2017. Specifically, the O&C Committee and the CEO considered his involvement in the filing and settlement of Oncor’s 2017 rate review, the Sharyland Asset Exchange, and matters relating to the EFH Bankruptcy Proceedings and the proposed transactions relating to the acquisition of Oncor in those proceedings. The O&C Committee and the CEO also considered Mr. Davis’s management of the company’s financial systems, operations and initiatives, including the maintenance of planning, budgeting, accounting, and treasury functions and his management of the liquidity of Oncor’s maintenance and construction programs. For more detailed information on the calculation of Executive Annual Incentive Awards, see “—Compensation Elements — Executive Annual Incentive Plan” above and the Grants of Plan-Based Awards – 2017 table and related narrative.

Long-Term Incentives: In 2017, Mr. Davis was granted a Long-Term Incentive Plan target award of $708,032 for the performance period of January 1, 2017 through December 31, 2019. Actual awards will be based on the Company’s achievement of approved performance goals and are payable on or before April 1, 2020. In February 2018, the O&C Committee certified the results of performance goals for Long-Term Incentive Plan awards granted in 2015 for the January 1, 2015 – December 31, 2017 performance period. Mr. Davis’s Long-Term Incentive Plan award for the 2015-2017 performance period is $652,697. See “—Long-Term Incentives — Long-Term Incentive Plan” above and the Grants of Plan-Based Awards-2017 table and related narrative for additional information on the Long-Term Incentive Plan and target awards.

Don J. Clevenger

The following is a summary of Mr. Clevenger’s individual compensation for 2017.

Base Salary: Mr. Clevenger’s base salary as Senior Vice President, Strategic Planning, was increased from $463,000 to $477,000 effective November 26, 2017.

Annual Incentive: In 2018, the O&C Committee awarded Mr. Clevenger $248,376 pursuant to the Executive Annual Incentive Plan, reflecting the result of Oncor’s 2017 performance, as well as Mr. Clevenger’s individual performance in 2017. Specifically, the O&C Committee and the CEO considered his involvement in matters relating to the EFH Bankruptcy Proceedings and the proposed transactions relating to the acquisition of Oncor in those proceedings, Oncor’s 2017 rate review, and the Sharyland Asset Exchange. The O&C Committee and the CEO evaluated his performance overseeing the development of strategies, policies and plans for optimizing the value and performance of our electric delivery systems and related assets. For more detailed information on the calculation of Executive Annual Incentive Awards, see “—Compensation Elements — Executive Annual Incentive Plan” above and the Grants of Plan-Based Awards – 2017 table and related narrative.

Long-Term Incentives: In 2017, Mr. Clevenger was granted a Long-Term Incentive Plan target award of $681,536 for the performance period of January 1, 2017 through December 31, 2019. Actual awards will be based on the Company’s achievement of approved performance goals and are payable on or before April 1, 2020. In February 2018, the O&C Committee certified the results of performance goals for Long-Term Incentive Plan awards granted in 2015 for the January 1, 2015 – December 31, 2017 performance period. Mr. Clevenger’s Long-Term Incentive Plan award for the 2015-2017 performance period is $628,297. See “—Long-Term Incentives — Long-Term Incentive Plan” above and the Grants of Plan-Based Awards-2017 table and related narrative for additional information on the Long-Term Incentive Plan and target awards.

James A. Greer

The following is a summary of Mr. Greer’s individual compensation for 2017.

Base Salary: Mr. Greer’s base salary as Senior Vice President and Chief Operating Officer was increased from $481,000 to $495,000 effective November 26, 2017.

Annual Incentive: In 2018, the O&C Committee awarded Mr. Greer $258,004 pursuant to the Executive Annual Incentive Plan, reflecting the result of Oncor’s 2017 performance, as well as Mr. Greer’s individual performance in 2017 overseeing the operational aspects of the Sharyland Asset Exchange and his involvement in the filing and settlement of Oncor’s 2017 rate review and matters relating to the EFH Bankruptcy Proceedings, as well as his performance overseeing the complex operations of Oncor’s entire transmission and distribution system, one of the largest such systems in the country. For more detailed information on the calculation of Executive Annual Incentive Awards, see “—Compensation Elements — Executive Annual Incentive Plan” above and the Grants of Plan-Based Awards – 2017 table and related narrative.

Long-Term Incentives: In 2017, Mr. Greer was granted a Long-Term Incentive Plan target award of $708,032 for the performance period of January 1, 2017 through December 31, 2019. Actual awards will be based on the Company’s achievement of approved performance goals and are payable on or before April 1, 2020. In February 2018, the O&C Committee certified the results of performance goals for Long-Term Incentive Plan awards granted in 2015 for the January 1, 2015 – December 31, 2017 performance period. Mr. Greer’s Long-Term Incentive Plan award for the 2015-2017 performance period is $652,697. See “—Long-Term Incentives — Long-Term Incentive Plan” above and the Grants of Plan-Based Awards-2017 table and related narrative for additional information on the Long-Term Incentive Plan and target awards.

E. Allen Nye, Jr.

The following is a summary of Mr. Nye’s individual compensation for 2017.

Base Salary: Mr. Nye’s base salary as Senior Vice President and General Counsel was increased from $520,000 to $536,000 effective November 26, 2017.

Annual Incentive: In 2018, the O&C Committee awarded Mr. Nye $278,968 pursuant to the Executive Annual Incentive Plan, reflecting the result of Oncor’s 2017 performance, as well as Mr. Nye’s individual performance in 2017 overseeing all legal, regulatory and governmental affairs matters affecting Oncor, which included several significant matters in 2017, including matters relating to the EFH Bankruptcy Proceedings, the Sempra Acquisition PUCT proceedings, the filing and settlement of Oncor’s 2017 rate review, Oncor’s entrance into the Sharyland Merger Agreement and the consummation of the Sharyland Asset Exchange. For more detailed information on the calculation of Executive Annual Incentive Awards, see “—Compensation Elements — Executive Annual Incentive Plan” above and the Grants of Plan-Based Awards – 2017 table and related narrative.

Long-Term Incentives: In 2017, Mr. Nye was granted a Long-Term Incentive Plan target award of $765,440 for the performance period of January 1, 2017 through December 31, 2019. Actual awards will be based on the Company’s achievement of approved performance goals and are payable on or before April 1, 2020. In February 2018, the O&C Committee certified the results of performance goals for Long-Term Incentive Plan awards granted in 2015 for the January 1, 2015 – December 31, 2017 performance period. Mr. Nye’s Long-Term Incentive Plan award for the 2015-2017 performance period is $706,071. See “—Long-Term Incentives — Long-Term Incentive Plan” above and the Grants of Plan-Based Awards-2017 table and related narrative for additional information on the Long-Term Incentive Plan and target awards.

Contingent Payments

Change in Control Policy

Oncor makes available a change in control policy (Change in Control Policy) for its eligible executives. The purpose of the Change in Control Policy is to provide the payment of transition benefits to eligible executives if:

•	Their employment with the company or a successor is terminated within twenty-four months following a change in control of the company; and

•	They:

•	are terminated without cause, or

•	resign for good reason.

The terms “change in control,” “without cause” and “good reason” are defined in the Change in Control Policy. The Sempra Letter Agreement provided that the Sempra Acquisition would constitute a change in control under the Change in Control Policy and also contemplated payment of benefits in the event of certain executive officer retirements or resignations following consummation of the Sempra Acquisition. See “— Impact of Sempra Acquisition on Executive Officers Letter Agreements” for more information.

We believe these payments, to be triggered upon meeting the criteria above, provide incentive for executives to fully consider potential changes that are in the best interest of Oncor and our equity holders, even if such changes would result in the executives’ termination. We also believe it is important to have a competitive change in control program to attract and retain the caliber of executives that our business requires and to foster an environment of relative security within which we believe our executives will be able to focus on achieving company goals.

Refer to “Potential Payments upon Termination or Change in Control—Change in Control Policy” for detailed information about payments and benefits that our executive officers are eligible to receive under the Change in Control Policy.

Severance Plan

Oncor also makes available a Severance Plan (Severance Plan) to provide certain benefits to eligible executives. The purpose of the Severance Plan is to provide benefits to eligible executives who are not eligible for severance pursuant to another plan or agreement (including an employment agreement) and whose employment is involuntarily terminated for reasons other than:

•	Cause (as defined in the Severance Plan);

•	Disability of the employee, if the employee is a participant in our long-term disability plan; or

•	A transaction involving the company or any of its affiliates in which the employee is offered employment with a company involved in, or related to, the transaction.

We believe it is important to have a severance plan in place to attract and retain the caliber of executives that our business requires and to foster an environment of relative security within which we believe our executives will be able to focus on achieving company goals. Refer to “Potential Payments upon Termination or Change in Control” for detailed information about payments and benefits that our executive officers are eligible to receive under the Severance Plan.

Accounting and Tax Considerations

Accounting Considerations

Based on accounting guidance for compensation arrangements, no compensation expense is recognized with respect to Class B Interests issued pursuant to the Management Investment Opportunity as the units were purchased by participants for fair value.

Under the SARs Plan and related 2012 SARs Exercise Opportunity, while the SARs were outstanding, amounts equal to dividends that were paid in respect of Oncor membership interests were credited to the SARs holder’s account as if the SARs were units of Oncor, payable upon the earliest to occur of death, disability, separation from service, unforeseeable emergency or a change in control. As payments under the dividend provision were not contingent upon a future liquidity event, the liability related to the declared dividends is accrued as vested. For accounting purposes, the liability is discounted based on an employee’s expected retirement date.

Income Tax Considerations

Section 162(m) of the Code limits the tax deductibility by a publicly held company of compensation in excess of $1 million paid to certain of its executive officers. Historically, compensation that qualifies as “performance-based compensation” under Section 162(m) of the Code could be excluded from this $1 million limit, but the TCJA repealed this exception, effective for taxable years beginning after December 31, 2017, unless certain transition relief for certain compensation arrangements in place as of November 2, 2017 is available. However, because we are a privately-held limited liability company treated for tax purposes as a partnership, Section 162(m) has not applied to us prior to the TCJA, and we believe it continues to not apply to us following the effectiveness of the TCJA. As a result, we continue to expect that Section 162(m) of the Code will not disallow a federal income tax deduction for compensation in excess of $1 million paid to our executive officers. In any event, the O&C Committee retains discretion to authorize payment of compensation that may not be fully tax deductible when it believes this would be in the best interest of Oncor.

The O&C Committee administers our compensation programs with the good faith intention of complying with Section 409A of the Code.

Compensation Committee Interlocks and Insider Participation

Two of our O&C Committee members, Mr. Zucchet and Ms. Ortiz, are not classified as disinterested directors under the standards set forth in the Limited Liability Company Agreement. Mr. Zucchet is employed by OMERS Infrastructure Management Inc., a beneficial owner of Texas Transmission, and serves as an officer and director of Texas Transmission’s parent company. Mr. Zucchet was appointed to the board of directors by Texas Transmission. Ms. Ortiz is an executive officer of IEnova, which is indirectly majority owned by Sempra, and was appointed to the board of directors by Sempra (through Oncor Holdings). Ms. Ortiz was appointed to our board of directors and the O&C Committee in July 2018, replacing Debra L. Reed, a former executive officer of Sempra who was appointed to our board of directors by Sempra (through Oncor Holdings) upon closing of the Sempra Acquisition on March 9, 2018 and served on our board of directors and the O&C Committee until July 2018.

Prior to the Sempra Acquisition closing on March 9, 2018, Thomas Ferguson served on our board of directors and as a member of the O&C Committee. Mr. Ferguson is a managing director of Goldman, Sachs, & Co., a member of the Sponsor Group, and prior to the closing of the Sempra Acquisition, also served on the board of EFH Corp. and the board of managers of EFIH. Mr. Ferguson was appointed to our board of directors by Oncor Holdings at the direction of EFIH. Mr. Ferguson ceased to be a member of the O&C Committee on March 9, 2018 upon the closing of the Sempra Acquisition. For a description of the ability of Sempra (through Oncor Holdings) and Texas Transmission to appoint directors, see “Directors, Executive Officers and Corporate Governance – Director – Director Appointments.” For a description of Oncor related-party transactions involving the Sponsor Group, STH and Texas Transmission, see “Certain Relationships and Related Transactions, and Director Independence.”

No member of the O&C Committee is or has ever been one of our officers or employees. No interlocking relationship exists between our executive officers and the board of directors or compensation committee of any other company.

Summary Compensation Table

The following table provides information, for the fiscal years ended December 31, 2017, 2016 and 2015 regarding the aggregate compensation paid to our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)(1)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)(3)	Total ($)
Robert S. Shapard
Chief Executive	2017	$904,250	—	$2,953,941	$146,557	$286,213	$4,290,961
Officer	2016	$862,583	—	$3,148,034	$168,895	$268,422	$4,447,934
	2015	$807,667	—	$3,063,795	$84,332	$367,151	$4,322,945
David M. Davis
Senior Vice President	2017	$482,167	—	$910,701	$838,110	$94,003	$2,324,981
and Chief Financial	2016	$459,917	—	$975,201	$663,362	$88,818	$2,187,298
Officer	2015	$430,500	—	$966,838	$262,772	$87,522	$1,747,632
Don J. Clevenger
Senior Vice President,	2017	$464,167	—	$876,673	$45,846	$93,565	$1,480,251
Strategic Planning	2016	$442,833	—	$892,943	$58,433	$90,590	$1,484,799
	2015	$414,417	—	$891,679	$6,993	$88,521	$1,401,610
James A. Greer
Senior Vice President	2017	$482,167	—	$910,701	$885,118	$98,507	$2,376,493
and Chief Operating	2016	$459,917	—	$927,646	$738,775	$93,407	$2,219,745
Officer	2015	$430,500	—	$919,246	$335,217	$92,388	$1,777,351
E. Allen Nye, Jr.
Senior Vice President,	2017	$521,333	—	$985,039	$62,930	$94,200	$1,663,502
General Counsel and	2016	$497,083	$300,000	$1,075,869	$73,573	$88,382	$2,034,907
Secretary	2015	$465,667	—	$1,078,544	$30,255	$84,984	$1,659,450

(1)

Amounts reported as “Non-Equity Incentive Plan Compensation” were earned by the executive in the respective year and represent amounts related to awards for such years pursuant to the Executive Annual Incentive Plan and the Long-Term Incentive Plan. Awards under the Executive Annual Incentive Plan for any given year are paid in March of the following year. Awards under the Long-Term Incentive Plan are paid on or before April 1 following a 36-month performance period. Long-Term Incentive Plan amount in this column for 2017 represents an award to be paid in 2018 that were earned by the executive for the 2015-2017 performance period.

(2)

Amounts reported under this column reflect the aggregate change in actuarial value at December 31 of the specified year as compared to December 31 of the previous year of each executive’s accumulated benefits under the Oncor Retirement Plan and the Supplemental Retirement Plan. With respect to the Oncor Retirement Plan, Messrs. Davis and Greer are covered under the traditional defined benefit component and Messrs. Shapard, Clevenger and Nye are covered under the cash balance component. There are no above-market or preferential earnings for nonqualified deferred compensation. For a more detailed description of these plans and the calculation of actuarial value, see “– Compensation Discussion and Analysis – Compensation Elements – Deferred Compensation and Retirement Plans” and the narrative that follows the Pension Benefits table below.

(3)	Amounts reported as “All Other Compensation” for 2017 are attributable to the executive’s receipt of compensation as described in the following table.

2017 All Other Compensation Components for Named Executive Officers

Name	Thrift Plan Company Match ($)	Salary Deferral Program Company Match ($)(1)	SARs Plan Settlement Dividend Interest Accruals ($)(2)	Perquisites ($)(3)	Total ($)
Robert S. Shapard	$16,200	$72,340	$161,057	$36,616	$286,213
David M. Davis	$12,150	$38,573	$25,768	$17,512	$94,003
Don J. Clevenger	$16,200	$37,133	$25,768	$14,464	$93,565
James A. Greer	$12,150	$38,573	$33,499	$14,285	$98,507
E. Allen Nye, Jr.	$15,555	$41,707	$7,908	$29,030	$94,200

(1)

Amounts represent company matching amounts under the Salary Deferral Program. Refer to the narrative that follows the Nonqualified Deferred Compensation table below for a more detailed description of the Salary Deferral Program, the matching formula, and the discretionary contribution for Mr. Shapard.

(2)

As discussed under “Compensation Discussion and Analysis – Compensation Elements – Long-Term Incentives – Stock Appreciation Rights Settlement,” in connection with the SARs Exercise Opportunity participants agreed that no further dividends would accrue, but that interest would be paid on dividends declared on or before October 31, 2012 accrued at the ten-year Treasury constant maturity rate increased by 100 basis points, as determined by Oncor and adjusted semi-annually. Amounts in this column reflect such interest accruals in 2017.

(3)

Amounts reported under this column represent the aggregate amount of perquisites received by each Named Executive Officer. Those perquisites are detailed in the following table. Amounts reported below represent the actual cost to Oncor for the perquisites provided. For a discussion of the perquisites received by our executive officers, see “– Compensation Discussion and Analysis – Compensation Elements – Perquisites and Other Benefits.”

2017 Perquisites for Named Executive Officers

Name	Financial Planning ($)	Executive Physical ($)	Country Club and/or Luncheon Club Dues ($)	Spouse Travel ($)(1)	Other ($)(2)	Total ($)
Robert S. Shapard	$11,830	$3,672	$13,350	—	$7,764	$36,616
David M. Davis	$10,370	$4,349	$2,793	—		$17,512
Don J. Clevenger	—	$250	$12,734	—	$1,480	$14,464
James A. Greer	$10,370	$3,915		—		$14,285
E. Allen Nye, Jr.	$10,370	$6,131	$6,909	—	$5,620	$29,030

(1)	Amounts in this column represent spouse expenses for accompanying the Named Executive Officer on business travel.
(2)	Amounts in this column represent the cost of event tickets for personal entertainment.

Grants of Plan-Based Awards – 2017

The following table sets forth information regarding grants of plan-based awards to Named Executive Officers under our Executive Annual Incentive Plan and Long-Term Incentive Plan during the fiscal year ended December 31, 2017.

	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards
	Threshold	Target	Maximum
Name	($)	($)	($)
Robert S. Shapard
Executive Annual Incentive Plan (1)	$346,832	$693,664	$1,040,496
Long-Term Incentive Plan - 2017 (2)	$1,241,152	$2,482,304	$3,723,456
David M. Davis
Executive Annual Incentive Plan (1)	$134,658	$269,315	$403,973
Long-Term Incentive Plan - 2017 (2)	$354,016	$708,032	$1,062,048
Don J. Clevenger
Executive Annual Incentive Plan (1)	$129,633	$259,265	$388,898
Long-Term Incentive Plan - 2017 (2)	$340,768	$681,536	$1,022,304
James A. Greer
Executive Annual Incentive Plan (1)	$134,658	$269,315	$403,973
Long-Term Incentive Plan - 2017 (2)	$354,016	$708,032	$1,062,048
E. Allen Nye, Jr.
Executive Annual Incentive Plan (1)	$145,599	$291,198	$436,797
Long-Term Incentive Plan - 2017 (2)	$382,720	$765,440	$1,148,160

(1)

The amounts reported reflect the threshold, target and maximum amounts available under the Executive Annual Incentive Plan. Threshold, target and maximum amounts were determined by the O&C Committee in March 2017 and final award payout amounts were determined by the O&C Committee in February 2018. The actual awards for the 2017 plan year will be paid in March 2018 and are reported in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation.”

(2)

The amounts reported reflect the threshold, target and maximum amounts available for award grants made in 2017 under the Long-Term Incentive Plan. Target amounts for each Named Executive Officer were determined by the O&C Committee in March 2017 and any final awards will be payable on or before April 1, 2020 based on achievement of performance goals for the 2017-2019 performance period, as discussed in more detail below under “— Long-Term Incentive Plan.” Actual awards for the performance period ending on December 31, 2017 are reported in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation”.

Executive Annual Incentive Plan

The Executive Annual Incentive Plan is a cash bonus plan intended to provide a performance-based annual reward for the successful attainment of certain annual performance goals and business objectives that are established by the O&C Committee. Elected officers of the Company having a title of vice president or above and other specified key employees are eligible to participate in the Executive Annual Incentive Plan provided they are employed by us for a period of at least three full months during a January 1 to December 31 plan year. The O&C Committee and our CEO are responsible for administering the Executive Annual Incentive Plan. Participants who die, become disabled or retire during a plan year are eligible to receive prorated awards under the plan for that plan year provided they completed at least three full months of employment in such plan year. Any awards to executive officers are in the sole discretion of the O&C Committee, and such awards are prorated for the number of months in which the individual was employed by the company.

Funding for awards payable in any given plan year is determined based on a funding trigger based on Oncor’s EBITDA and any additional operational or other metrics that the O&C Committee elects to apply in determining the aggregate amount of awards. Based on the level of attainment of these EBITDA and operational metrics targets, the O&C Committee determines an aggregate final funding percentage. This final funding percentage is multiplied by target awards, which amount is then multiplied by individual performance modifiers to provide the final Executive Annual Incentive Plan award. Each step in the calculation process is described in more detail below.

Step 1: EBITDA Achievement

Incentives are only payable under the Executive Annual Incentive Plan in the event the threshold EBITDA funding trigger is achieved. The level of EBITDA achieved is used to calculate a funding trigger percentage as illustrated in the table below.

Funding Trigger Achieved	Funding Trigger Percentage
Actual EBITDA is less than threshold	0%

Actual EBITDA equals threshold	50%

Actual EBITDA is greater than threshold but less than target	Percentage between 50% - 100% equal to the percentage of the target EBITDA achieved

Actual EBITDA equals target	100%

Actual EBITDA is greater than target but less than superior	Percentage between 100% - 150% equal to the percentage of the superior EBITDA achieved

Actual EBITDA equals or is greater than superior	150%

For 2017, the EBITDA funding triggers (threshold, target and superior), actual results and funding trigger percentage under the Executive Annual Incentive Plan were as follows:

Name	Threshold ($ millions)	Target ($ millions)	Superior ($ millions)	Actual Results ($ millions)	Funding Trigger Percentage
EBITDA	$1,697.9	$1,886.6	$2,075.3	$1,870.6	95.8%

Step 2: Operational Achievement

If the threshold EBITDA funding trigger is achieved, then once the EBITDA funding percentage is determined, the operational or other metrics set by the O&C Committee are then applied to determine an operational funding percentage. For 2017, the O&C Committee only used operational metrics, which are set forth in the table below.

Additional Metric	Description

Safety	Number of employee injuries using a Days Away, Restricted or Transfer (DART) system with a modifier for fatalities resulting from a safety violation

Reliability	Non-storm System Average Interruption Duration Index (SAIDI), which measures the average number of minutes electric service is interrupted per customer in a year on a weather normalized basis

Operational Efficiency	Based on the achievement of targeted operation and maintenance expense (O&M) and sales, general and administrative expense (SG&A) levels determined on a per customer cost basis

Infrastructure Readiness	Measured by a metric based on capital expenditure per three year average kW peak; expressed as a cumulative percentage

For further information on the operational metrics, see “Compensation Discussion and Analysis—Compensation Elements—Executive Annual Incentive Plan.”

The O&C Committee determines the weighting of each of those metrics within the final operational funding percentage. As with the EBITDA funding trigger, each operational metric must meet a threshold level in order to provide any funding for that metric. Meeting the threshold amount results in 50% of the available funding for that specific metric. The O&C Committee also sets target and superior levels for each operational metric, and achievement of those levels results in funding for a specific metric of 100% and 150%, respectively. Once threshold has been achieved, actual results in between each level result in a funding percentage equal to the percentage of the target achieved (up to 150%, for achievement of the superior performance level). For 2017, the weighting, actual results and operational funding percentages for the operational metrics under the Executive Annual Incentive Plan were as follows:

Goal	Weighting	Threshold(1)	Target(2)	Superior(3)	Actual Results	Operational Funding Percentage
Safety (measured in number of injuries per 200,000 hours)
DART	30%	0.72	0.61	0.44	0.52	37.9%
Reliability (measured in minutes)
Non-storm SAIDI	30%	99.0	93.0	77.0	92.8	30.2%
Operational Efficiency - O&M Cost Per Customer (measured in $ per customer)
O&M	30%	$187.82	$175.54	$163.25	171.27	35.2%
Infrastructure Readiness
Capital expenditures per three year average kW peak	10%	97.00%, 105.00%	98.00%, 103.00%	99.00%, 101.49%	104.31%	6.7%
Total Operational Funding Percentage						110.0%

(1)

Achievement of the threshold operational metric level results in funding of 50% of the available funding percentage for that specific operational metric. Failure to achieve the threshold results in no funding for that specific operational metric.

(2)	Achievement of the target operational metric level results in funding of 100% of the available funding percentage for that specific operational metric.
(3)	Achievement above the superior operational metric level results in funding of up to 150% of the available funding percentage for that specific operational metric.

For 2017, achievement of operational metrics resulted in an operational funding percentage of 110.0%. The operational funding percentage can decrease the final funding percentage, as described in more detail below.

Step 3: Determining Final Funding Percentage

After a funding trigger percentage and operational funding percentage are determined, a final funding percentage is calculated in accordance with the following table.

Achieved Funding Trigger Performance	Final Funding Percentage
Actual EBITDA is less than threshold	0%

Actual EBITDA equals threshold	50%

Actual EBITDA is greater than threshold but less than or equal to target	Lesser of the funding trigger percentage or the operational funding percentage

Actual EBITDA is greater than target	Funding trigger percentage multiplied by the operational funding percentage, up to a payout percentage not exceeding the funding trigger percentage.

For 2017, since actual EBITDA was greater than threshold but less than target, the final funding percentage was the lesser of the funding trigger percentage or the operational funding percentage, resulting in a final funding percentage of 95.8%.

Step 4: Final Award Determination

To calculate an executive officer’s award amount, the final funding percentage is first multiplied by the executive officer’s target award, which is computed as a percentage of actual base salary. Based on the executive officer’s performance, an individual performance modifier is then applied to the calculated award to determine the final incentive payment. An individual performance modifier is based on reviews and evaluations of the executive officer’s performance by the CEO and the O&C Committee (or solely the O&C Committee in the case of our CEO) and may adjust an award upward or downward. The individual performance modifier is determined on a subjective basis. Factors used in determining individual performance modifiers may include operational measures (including the safety, reliability, operational efficiency metrics and infrastructure readiness discussed above), company objectives, individual management and other goals, specific job objectives and competencies, the demonstration of team building and support attributes and general demeanor and behavior. The CEO and the O&C Committee (or solely the O&C Committee in the case of our CEO) do not assign these factors individual weights, but consider them together.

Long-Term Incentive Plan

Our board of directors adopted the Long-Term Incentive Plan effective January 1, 2013 and delegated administration of the Long-Term Incentive Plan to the O&C Committee. Our executive officers and any other key employees of the company or its subsidiaries designated by the O&C Committee are eligible to participate. The plan provides for cash awards to be paid after completion of a performance period based on achievement of certain stated performance goals. A performance period under the Long-Term Incentive Plan is the 36-month period beginning each January 1, unless otherwise determined by the O&C Committee in its sole discretion. The participants for each performance period shall be determined by the O&C Committee not later than the 90th day after commencement of the performance period. Performance goals consist of one or more specific performance objectives established by the O&C Committee in its discretion within the first 90 days of the commencement of the applicable performance period. Performance goals may be designated with respect to the company as a whole or one or more operating units, and may also be determined on an absolute basis or relative to internal goals, or relative to levels attained in prior years, or relative to other companies or indices, or as ratios expressing relationships between two or more performance goals.

The O&C Committee determined that the performance goals used for the Long-Term Incentive Plan awards granted in 2017 would consist of both a financial trigger and operational metrics, as set forth below.

2017—2019 Performance Period (awards granted in 2017, payable in 2020)
Funding Trigger		Threshold	Target	Superior
Net Income ($ millions; 2017-2019 cumulative)(1)		85%	100%	115%

Performance Goals
Weighting	Performance Metric	Performance Goal
30%	Safety – measured by Days Away, Restricted or Transferred (DART); cumulative	Threshold		0.69
		Target		0.58
		Superior		0.41
30%	Reliability - measured by non-storm System Average Interruption Duration Index (SAIDI) in minutes; cumulative	Threshold		291
		Target		273
		Superior		224
30%	Operational efficiency - measured by operation and maintenance expense (O&M) and sales, general and administrative expense (SG&A) on a cost per customer basis; $; average(2)	Threshold		107%
		Target		100%
		Superior		93%
10%	Operational efficiency - measured by an infrastructure readiness metric based on the capital expenditure per three year average kW peak; expressed as a cumulative percentage	Threshold		97.0%, 105.0%
		Target		98.0%, 103.0%
		Superior		99.0% - 101.49%

(1)

The awards note that no later than 90 days after the start of each year within the performance period, the board of directors of Oncor will approve the annual financial plan for such year. Threshold, Target and Superior levels for net income are reflected as percentages of the cumulative net income set forth in such financial plans for the 2017-2019 performance period.

(2)

The awards note that no later than 90 days after the start of each year within the performance period, the board of directors of Oncor will approve the annual financial plan for such year. Threshold, Target and Superior levels for operational efficiency are reflected as percentages of the average O&M and SG&A (on a cost per customer basis) set forth in such financial plans for the 2017-2019 Performance Period.

For awards granted in 2016 and 2017, the net income funding trigger and operational efficiency performance goals measured by O&M and SG&A on a cost per customer basis were noted as percentages of the cumulative net income set forth in the financial plans approved by our board of directors for each year in the 2016-2018 and 2017-2019 performance periods. In October 2016 our board of directors approved the financial plan for 2017. Based on the approved financial plan, the O&C Committee in March 2017 declared that for purposes of calculating the cumulative performance goals for the 2016-2018 and 2017-2019 performance periods, the 2017 net income funding trigger threshold, target and superior levels shall be $390.3 million, $459.2 million and $528.1 million, respectively, and the 2017 operational efficiency metric (measured by O&M and SG&A on a cost per customer basis) threshold, target and superior levels shall be $187.82, $175.53 and $163.25. For purposes of calculating the cumulative performance goals for the 2016-2018 and 2017-2019 performance periods, in February 2018, based on the 2018 financial plan approved by our board of directors in February 2018, the O&C Committee certified that the 2018 net income funding trigger threshold, target and superior levels at $445.6 million, $524.2 million and $602.8 million, respectively, and the 2018 operational efficiency metric (measured by O&M and SG&A on a cost per customer basis) threshold, target and superior levels at $195.72, $182.91 and $170.11.

The funding of each Long-Term Incentive Plan award granted to date is contingent first upon Oncor achieving a cumulative threshold net income level for the three-year period. If Oncor fails to achieve the stated net income level for the performance period, no award is payable. For Long-Term Incentive Plan awards granted in 2015 or after, the funding trigger percentage for a performance period equals 50% if the threshold level is met, 100% if target level is met, or 150% if the superior level is met or exceeded. (For awards granted in 2013 and 2014, however, there is no superior level funding trigger). The applicable percentage for performance between threshold and target performance levels, and the target and superior performance levels are determined on a straight line interpolation basis.

Once a funding trigger percentage is determined, an operational goal percentage is determined based on Oncor’s satisfaction of four operational metrics. The operational goals used for the Long-Term Incentive Plan awards mirror the operational metrics used for awards under the Executive Annual Incentive Plan. The table below sets forth the operational goals that the O&C Committee applied for 2017 grants.

Operational Goals	Description

Safety	Number of employee injuries using a Days Away, Restricted or Transfer (DART) system with a modifier for fatalities resulting from a safety violation

Reliability	Non-storm System Average Interruption Duration Index (SAIDI), which measures the average number of minutes electric service is interrupted per customer in a year on a weather normalized basis

Operational Efficiency	Based on the achievement of targeted operation and maintenance expense (O&M) and sales, general and administrative expense (SG&A) levels determined on a per customer cost basis

Infrastructure Readiness	Measured by a metric based on capital expenditure per three year average kW peak; expressed as a cumulative percentage

For further information on the operational goals, which are identical to the operational metrics in the Executive Annual Incentive Plan, see “Compensation Discussion and Analysis—Compensation Elements—Executive Annual Incentive Plan.”

The O&C Committee sets the threshold, target and superior levels for each operational metric. The achievement of those levels results in funding for a specific metric of 50%, 100% and 150%, respectively. Once the threshold has been achieved, actual results in between each level result in a funding percentage equal to the percentage of the target achieved. Based on the weighting for each operational metric, an aggregate weighted average of operational goal percentage is determined.

The final funding percentage for long-term incentive awards is then calculated using the funding trigger percentage and weighted operational goal percentage, as set forth in the table below.

Long-Term Incentive Plan Final Funding Percentage Calculation – Grants made in 2015 and later
Achieved Performance	Final Funding Percentage
Actual funding trigger is less than threshold	0%

Actual funding trigger equals threshold	50%

Actual funding trigger is greater than threshold but less than or equal to target	Lesser of the funding trigger percentage or the weighted operational goal percentage

Actual funding trigger is greater than target	Funding trigger percentage multiplied by the weighted operational goal percentage, up to a payout percentage not exceeding the funding trigger percentage.

The amount of each Long-Term Incentive Plan award granted in 2015 or later is then determined based on the product of the final funding percentage, multiplied by the target opportunity dollar amount stated in each individual award. The O&C Committee amended the form of award agreement in March 2015 to apply this calculation to all Long-Term Incentive Plan awards granted in 2015 or later.

In March 2017, our board of directors, upon the recommendation of the O&C Committee, adjusted the threshold, target and superior net income funding trigger levels for awards granted in 2015 for the 2015-2017 performance period and payable in 2018. Under the original awards, the threshold, target and superior net income funding trigger levels were set at $1,158.7 million, $1,363.2 million and $1,567.8 million respectively. The adjustments in March 2017, which were favorable to participants, decreased each of those funding trigger levels and were made as certain events that were contemplated in the calculation of net income when the awards were granted did not occur. As a result of the adjustment, the new performance goals for the 2015-2017 performance period awards, which are payable in 2018, are as described below.

In February 2018, the O&C Committee certified the level of attainment of performance goals established for long-term incentive awards granted in 2015 with a performance period that ended on December 31, 2017. The performance goals achieved for the 2015-2017 performance goal period were certified by the O&C Committee as follows:

2015 -2017 Performance Period Results (awards granted in 2015, payable in 2018)
Funding Trigger		Threshold	Target	Superior	Actual	Achievement
Net Income ($ millions; 2015-2017 cumulative)		$1,144.4	$1,346.4	$1,548.4	1,361.0	103.6%
2015-2017 Performance Goals
Weighting	Performance Metric	Performance Goal			Actual	Achievement
30%	Safety - measured by Days Away, Restricted or Transferred (DART); cumulative	Threshold	0.79
		Target	0.69		0.52	45.0%
		Superior	0.54
30%	Reliability - measured by non-storm System Average Interruption Duration Index (SAIDI) in minutes; cumulative	Threshold	304
		Target	286		284.1	30.8%
		Superior	249
30%	Operational efficiency - measured by operation and maintenance expense (O&M) and sales, general and administrative expense (SG&A) on a cost per customer basis, $; average	Threshold	184.79
		Target	172.70		171.65	31.3%
		Superior	160.61
10%	Operational efficiency - measured by an infrastructure readiness metric based on the capital expenditure per three year average kW peak; expressed as a cumulative percentage	Threshold	97.00, 105.00
		Target	98.00, 103.00		102.38%	12.1%
		Superior	99.00 – 101.49
		Performance Goal Percentage:				119.2%

The O&C Committee certified a funding trigger percentage of 103.6%, a performance goal percentage of 119.2%, and a final funding percentage of 103.6% for the 2015-2017 performance period, resulting in long-term incentive awards as follows for the Named Executive Officers: Mr. Shapard: $2,289,411, Mr. Davis: $652,697, Mr. Clevenger: $628,297, Mr. Greer: $652,697, and Mr. Nye: $706,071.

Under the terms of the Long-Term Incentive Plan, the O&C Committee must measure and certify the levels of attainment of performance goals within 90 days following the completion of the performance period. Any awards for such period shall be paid on or about April 1 following the performance period, but in no event later than the end of the calendar year following the end of the applicable performance period. At the discretion of the O&C Committee, individuals newly hired or promoted into positions that qualify to participate in the Long-Term Incentive Plan may begin participating in the plan for one or more open performance periods on a full or pro-rata basis upon the date of hire or promotion.

The Long-Term Incentive Plan encourages retention of executive officers and key employees by stipulating performance periods of generally 36 months. Participants must be continuously employed by us through the last day of the performance period in order to receive a long-term incentive award for that performance period. If a participant is employed by us on the last day of the performance period but his/her employment terminates for any reason other than by us for cause prior to the payment of the award for that performance period, the participant will be entitled to receive payment of the award. In the event a participant is terminated by us for cause, the participant will forfeit any unpaid Long-Term Incentive Plan award. For purposes of the Long-Term Incentive Plan, “cause” has the same meaning as defined in any employment agreement or change-in-control agreement of such participant in effect at the time of termination of employment. If there is no such employment or change-in-control agreement, “cause” means (i) the indictment on or pleading guilty or nolo contendere to, a felony or misdemeanor involving moral turpitude of such participant, or upon the participant, in the carrying out his or her duties to the company, (ii) engaging in conduct that causes a breach of his/her fiduciary duties to us, our subsidiaries or our investors, (iii) committing an act of gross negligence, or (iv) committing gross misconduct resulting in material economic harm to us. If a participant’s employment is terminated for reasons other than death, disability, retirement or following a change in control prior to the last day of the performance period, all of such participant’s outstanding and unpaid Long-Term Incentive Plan awards will be cancelled. Upon a termination due to death, disability or retirement, for each outstanding Long-Term Incentive Plan unpaid award, the participant (or his/her beneficiary in the case of death) will be entitled to receive, on the same date as awards are paid for that period to other participants, an award equal to the product of (i) a fraction, the numerator of which is the number of days in the performance period up to and including the date of the separation of service and the denominator of which is the number of days in the entire performance period, and (ii) the Long-Term Incentive Plan award for such performance period based on actual performance of Oncor during the performance period. In the event of a termination following a change in control, a participant shall be entitled to receive, within 60 days following the separation from service, an award equal to the product of (i) a fraction, the numerator of which is the number of days in the performance period up to and including the date of the separation of service and the denominator of which is the number of days in the entire performance period, and (ii) the Long-Term Incentive Plan award for such performance period based on target performance.

For purposes of the Long-Term Incentive Plan, a “change in control” means, in one or a series of related transactions, (i) the sale of all or substantially all of the consolidated assets or capital stock of STH, Oncor Holdings, or Oncor to a person (or group of persons acting in concert) who is not an affiliate of any member of the Sponsor Group; (ii) a merger, recapitalization or other sale by STH, any member of the Sponsor Group or their affiliates, to a person (or group of persons acting in concert) that results in more than 50% of STH’s common stock (or any resulting company after a merger) being held by a person (or group of persons acting in concert) that does not include any member of the Sponsor Group or any of their respective affiliates; or (iii) a merger, recapitalization or other sale of common stock by STH, any member of the Sponsor Group or their affiliates, after which the Sponsor Group owns less than 20% of the common stock of, and has the ability to appoint less than a majority of the directors to the board of directors of, STH (or any resulting company after a merger); and with respect to any of the events described in clauses (i) and (ii) above, such event results in any person (or group of persons acting in concert) gaining control of more seats on the board of directors of STH than the Sponsor Group. However, the Long-Term Incentive Plan also provides that should a change in control occur under clauses (i) through (iii) above with respect to the assets or capital stock of STH, a change in control will not be deemed to have occurred unless the change in control would result in the material amendment or interference with the separateness undertakings set forth in our Limited Liability Company Agreement, or would adversely change or modify the definition of an disinterested director in our Limited Liability Company Agreement.

As the administrator of the Long-Term Incentive Plan, the O&C Committee has the authority to prescribe, amend and rescind rules and regulations relating to the plan, determine the terms and conditions of any awards and make all other determinations deemed necessary or advisable for the administration of the plan. The O&C Committee has broad discretion under the plan and may delegate to one or more officers of the company the authority to grant Long-Term Incentive Plan awards to employees who are not executive officers. Our board of directors may at any time terminate, alter, amend or suspend the Long-Term Incentive Plan and any awards granted pursuant to it, subject to certain limitations. In the event of a change in control, our board of directors may, in its discretion, terminate the plan and cancel all outstanding and unpaid awards, except that in the event of a termination of the plan in connection with a change in control, participants will be entitled to receive the payout as described above. Payments under the Long-Term Incentive Plan are separate from, and would be in addition to, any payments available under the Change in Control Policy or Severance Plan.

Equity Interests Plan and Management Investment Opportunity

The Equity Interests Plan allows our board of directors to offer non-employee directors, management and other personnel and key service providers of Oncor the right to invest in Class B membership units of Investment LLC (each, a Class B Interest), an entity whose only assets consist of equity interests in Oncor. As a result, each holder of Class B Interests holds an indirect ownership interest in Oncor. Any dividends received by Investment LLC from Oncor in respect of its membership interests in Oncor are subsequently distributed by Investment LLC to the holders of Class B Interests in proportion to the number of Class B Interests held by such holders.

Our board of directors administers the Equity Interests Plan. As the plan administrator, our board of directors determines the participants, the number of Class B Interests offered to any participant, the purchase price of the Class B Interests and the other terms of the award. Our board of directors may also amend, suspend or terminate the Equity Interests Plan at any time. Upon purchasing any Class B Interests, participants may be required to enter into certain agreements with the Company and Investment LLC, including a management stockholder’s agreement and a sale participation agreement described below. The Equity Interests Plan will terminate on November 5, 2018 or an earlier or a later date determined by our board of directors.

In 2008, our executive officers and certain key employees were given the option to purchase Class B Interests of Investment LLC pursuant to the 2008 Management Investment Opportunity offered under the Equity Interests Plan. Each participant in the 2008 Management Investment Opportunity purchased Class B Interests at a price of $10.00 per unit, which was the same price per unit as paid by Texas Transmission in connection with its November 2008 investment in Oncor. Refer to “– Compensation Discussion and Analysis – Compensation Elements – Long Term Incentives – Equity Interests Plan and Management Investment Opportunity” for a more detailed discussion of the Equity Interests Plan and Management Investment Opportunity.

In connection with the Management Investment Opportunity, each participant entered into a management stockholder’s agreement and a sale participation agreement. The management stockholder’s agreement, among others things, gives Oncor the right to repurchase a participant’s Class B Interests in the event of specified terminations of a participant’s employment or violation by a participant of certain of his or her non-compete obligations. We believe this repurchase right provides significant retentive value to our business. For a more detailed description of the terms of the management stockholder’s agreement and sale participation agreement, see “Certain Relationships and Related Transactions, and Director Independence – Related Party Transactions – Agreements with Management and Directors.”

On March 9, 2018, Oncor entered into the OMI Agreement with Investment LLC, Oncor Holdings and Sempra. Investment LLC held 1,396,008 of the outstanding limited liability company interests in Oncor (the “OMI Interests”), which represented 0.22% of the outstanding membership interests in Oncor. For a description of the amounts of Class B Interests that were beneficially owned by members of Oncor’s board of directors and each of Oncor’s named executive officers, see “Security Ownership of Certain Beneficial Owners and Management and Related Equity Holder Matters – Security Ownership of Certain Beneficial Owners and Management”.

Pursuant to the OMI Agreement, in connection with the closing of the Sempra Acquisition, Investment LLC transferred to Oncor Holdings all of the OMI Interests in exchange for $25,959,261 in cash, which represents approximately $18.60 for each OMI Interest. The consideration was funded by a combination of fixed and floating rate notes, commercial paper and cash from operations. Following such transfer, the holders of the Class B Interests will be entitled to receive certain distributions related to certain allocable tax liabilities.

Pension Benefits

The following table sets forth information regarding Oncor’s participation in the retirement plans that provide for benefits, in connection with, or following, the retirement of Named Executive Officers for the fiscal year ended December 31, 2017:

Name	Plan Name	Number of Years Accredited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Robert S. Shapard	Oncor Retirement Plan	32.0833	$1,026,158	—
	Supplemental Retirement Plan	32.0833	$679,408	—
David M. Davis	Oncor Retirement Plan	25.5000	$1,774,462	—
	Supplemental Retirement Plan	25.5000	$2,540,810	—
Don J. Clevenger	Oncor Retirement Plan	12.6667	$190,135	—
	Supplemental Retirement Plan	12.6667	$158,382	—
James A. Greer	Oncor Retirement Plan	32.5000	$2,226,115	—
	Supplemental Retirement Plan	32.5000	$2,518,001	—
E. Allen Nye, Jr.	Oncor Retirement Plan	6.0000	$96,120	—
	Supplemental Retirement Plan	6.0000	$174,662	—

(1)

Accredited service for each of the plans is determined based on an employee’s age and hire date. Employees hired by Oncor or an EFH Corp. affiliate prior to January 1, 1985 became eligible to participate in the plan the month after their completion of one year of service and attainment of age 25. Employees hired after January 1, 1985 became eligible to participate in the plan the month after their completion of one year of service and attainment of age 21.

(2)

Through 2017, Mr. Shapard accumulated benefits in two EFH Corp.-sponsored supplemental retirement plans as a result of his service as an employee of EFH Corp.’s predecessor prior to joining Oncor. Those benefits are paid solely by EFH Corp. in connection with various changes made by EFH Corp. to its retirement plans in 2012 and as a result are not reported in this table.

The Oncor Retirement Plan contains both a traditional defined benefit component and a cash balance component. Only employees hired before January 1, 2002 may participate in the traditional defined benefit component. All new employees hired after January 1, 2002 participate in the cash balance component. In addition, the cash balance component covers employees previously covered under the traditional defined benefit component who elected to convert the actuarial equivalent of their accrued traditional defined benefit to the cash balance component during a special one-time election opportunity effective in 2002. The employees that participate in the traditional defined benefit component do not participate in the cash balance component.

Annual retirement benefits under the traditional defined benefit component, which applied during 2017 to Messrs. Davis and Greer, are computed as follows: for each year of accredited service up to a total of 40 years, 1.3% of the first $7,800, plus 1.5% of the excess over $7,800, of the participant’s average annual earnings (base salary) during his/her three years of highest earnings. Under the cash balance component, which covers Messrs. Shapard, Clevenger and Nye, a hypothetical account is established for participants and credited with monthly contribution credits equal to a percentage of the participant’s compensation (3.5%, 4.5%, 5.5% or 6.5% depending on the participant’s combined age and years of accredited service), plus interest credits based on the average yield of the 30-year Treasury bond for the 12 months ending November 30 of the prior year. Benefits paid under the traditional defined benefit component of the Oncor Retirement Plan are not subject to any reduction for Social Security payments but are limited by provisions of the Code.

The Supplemental Retirement Plan provides for the payment of retirement benefits, which would otherwise be limited by the Code or the definition of earnings under the Oncor Retirement Plan, including any retirement compensation required to be paid pursuant to contractual arrangements. Under the Supplemental Retirement Plan, retirement benefits are calculated in accordance with the same formula used under the Oncor Retirement Plan, except that, with respect to calculating the portion of the Supplemental Retirement Plan benefit attributable to service under the traditional defined benefit component of the Oncor Retirement Plan, earnings also include Executive Annual Incentive Plan awards. The amount of earnings attributable to the Executive Annual Incentive Plan awards is reported under the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

The table set forth above illustrates the present value on December 31, 2017 of each Named Executive Officer’s Retirement Plan benefit and benefits payable under the Supplemental Retirement Plan, based on his or her years of service and remuneration through December 31, 2017. Benefits accrued under the Supplemental Retirement Plan after December 31, 2004 are subject to Section 409A of the Code. Accordingly, certain provisions of the Supplemental Retirement Plan have been modified in order to comply with the requirements of Section 409A and related guidance.

The present value of accumulated benefits for the traditional benefit component of the Oncor Retirement Plan and Supplemental Retirement Plan was calculated based on the executive’s annuity payable at the earliest age that unreduced benefits are available under the Plans (generally age 62). Unmarried executives are assumed to elect a single life annuity. For married executives, it is assumed that 60% will elect a 100% joint and survivor annuity and 40% will elect a single life annuity. Post-retirement mortality was based on the RP-2014 Fully Generational Mortality Table for Healthy Annuitants with base year 2006 using projection scale MP-2017. A discount rate of 3.53% was applied, and no pre-retirement mortality or turnover was reflected.

The present value of accumulated benefit for the cash balance component of the Oncor Retirement Plan and the Supplemental Retirement Plan was calculated as the value of the executive’s cash balance account projected to age 65 at an assumed growth rate of 3.50% and then discounted back to December 31, 2017 at 3.53%. No mortality or turnover assumptions were applied.

Early retirement benefits under the Oncor Retirement Plan are available to participants under the traditional defined benefit component upon their attainment of age 55 and achievement of 15 years of accredited service. Early retirement results in a retirement benefit payment reduction of 4% for each full year (and 0.333% for each additional full calendar month) between the date the participant retires and the date the participant would reach age 62. Participants in the cash balance component can receive their benefit upon retirement or upon severance of service with the Company provided they have at least 10 years of accredited service or upon the time they would have accumulated 10 years of accredited service under the plan but for the severance of service. Benefits under the Supplemental Retirement Plan are subject to the same age and service restrictions, but are only available to our executive officers and certain other key employees.

Nonqualified Deferred Compensation – 2017

The following table sets forth information regarding the deferral of components of our Named Executive Officers’ compensation on a basis that is not tax-qualified for the fiscal year ended December 31, 2017:

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings (Loss) in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(6)
Robert S. Shapard
Salary Deferral Program	$72,340	$72,340	$254,883	—	$1,793,050
David M. Davis (3)
Salary Deferral Program	$38,573	$38,573	$119,238	$16,482	$955,202
Don J. Clevenger (4)
Salary Deferral Program	$37,133	$37,133	$122,482	$97,888	$781,047
James A. Greer (5)
Salary Deferral Program	$38,573	$38,573	$126,538	$12,445	$986,338
E. Allen Nye, Jr.
Salary Deferral Program	$41,707	$41,707	$116,894	—	$731,892

(1)

Amounts in this column for the Salary Deferral Program represent salary deferrals pursuant to the Salary Deferral Program and are included in the “Salary” amounts in the Summary Compensation Table above.

(2)

Amounts in this column for the Salary Deferral Program represent company-matching awards pursuant to the Salary Deferral Program and are included in the “All Other Compensation” amounts in the Summary Compensation Table above.

(3)

$5,593 of Mr. Davis’s aggregate earnings in the last fiscal year are attributable to earnings associated with the Class B Interests he purchased using funds in his Salary Deferral Program account pursuant to the Management Investment Opportunity.

(4)

$2,450 of Mr. Clevenger’s aggregate earnings in the last fiscal year are attributable to earnings associated with the Class B Interests he purchased using funds in his Salary Deferral Program account pursuant to the Management Investment Opportunity.

(5)

$7,037 of Mr. Greer’s aggregate earnings in the last fiscal year are attributable to earnings associated with the Class B Interests he purchased using funds in his Salary Deferral Program account pursuant to the Management Investment Opportunity.

(6)

$648,664, $245,160, $277,703, $228,085, and $265,792 represent company match accounts prior to 2017 for Messrs. Shapard, Davis, Clevenger, Greer, and Nye, respectively, and as a result were included as compensation in the Summary Compensation Table in previous years for the year earned, as applicable.

Salary Deferral Program

Under the Salary Deferral Program, each employee of Oncor, who is in a designated job level and whose annual salary is equal to or greater than an amount established under the Salary Deferral Program ($123,840 for the program year beginning January 1, 2017) may elect to defer up to 50% of annual base salary, and/or up to 85% of any bonus or incentive award. This deferral (including any vested matching contributions, as described below) may be made for a period of seven years, for a period ending with the retirement of such employee, or for a combination thereof, at the election of the employee. Oncor makes a matching award, subject to forfeiture under certain circumstances, equal to 100% of up to the first 8% of salary deferred under the Salary Deferral Program. Oncor does not match deferred annual incentive awards. Matching contributions vest at the earliest of seven years after the deferral date, executive’s retirement or a change in control of Oncor (as defined in the Salary Deferral Program).

Additionally, Oncor, at the direction of the O&C Committee, can make additional discretionary contributions into a Salary Deferral Program participant’s account. Discretionary contributions made into a Salary Deferral Program participant’s account by Oncor vest as determined by the O&C Committee.

Deferrals are credited with earnings or losses based on the performance of investment alternatives under the Salary Deferral Program selected by each participant. Among the investment alternatives, certain participants were eligible to use funds in the Salary Deferral Program to purchase Class B Interests in November 2008 pursuant to the Equity Interests Plan and Management Investment Opportunity. For additional information regarding the Equity Interests Plan and Management Investment Opportunity, see “Long Term Incentives—Equity Interests Plan and Management Investment Opportunity.” Distributions from Oncor to Investment LLC are distributed pro rata to the holders of Class B Interests in accordance with their proportionate ownership of Class B Interests. Any distributions attributable to Class B Interests purchased using a participant’s funds in the Salary Deferral Program are deposited in such participant’s Salary Deferral Program account as earnings.

At the end of the applicable account maturity period (seven years or retirement, as elected by the participant or, in the case of company discretionary contributions, as determined by the O&C Committee) the trustee for the Salary Deferral Program distributes the deferrals and the applicable earnings in cash as a lump sum or in annual installments at the participant’s election made at the time of deferral. Oncor is financing the retirement option portion of the Salary Deferral Program through the purchase of corporate-owned life insurance on lives of some participants. The proceeds from such insurance are expected to allow us to fully recover the cost of the retirement option.

Potential Payments upon Termination or Change in Control

The tables and narrative below provide information for payments to Oncor’s Named Executive Officers (or, as applicable, enhancements to payments or benefits) in the event of termination including retirement, voluntary, for cause, death, disability, without cause or change in control of Oncor. The amounts shown below assume that such a termination of employment and/or change in control occurred on December 31, 2017.

In 2017, all of our executive officers were eligible to receive benefits under the terms of the Change in Control Policy and the Severance Plan, as more fully described following the tables below. In addition to the provisions of those plans, the Salary Deferral Program provides that all company-matching awards will become automatically vested in the event of a termination without cause following a change in control, death, disability or retirement. The amounts listed in the tables below regarding the Salary Deferral Program only represent the immediate vesting of company matching contributions resulting from death, disability or a termination without cause following the occurrence of a change in control. Vested amounts and contributions made to such plan by each Named Executive Officer are disclosed in the Nonqualified Deferred Compensation table above. For a more detailed discussion of the Salary Deferral Program, see the Nonqualified Deferred Compensation table above and the narrative following the Nonqualified Deferred Compensation table.

Retirement benefits under the Oncor Retirement Plan and Supplemental Retirement Plan are available to participants upon their attainment of age 65. Early retirement benefits under the Oncor Retirement Plan are available to our employees covered in the traditional defined benefit component upon their attainment of age 55 and achievement of 15 years of accredited service. Early retirement results in a retirement benefit payment reduction of 4% for each full year (and 0.333% for each additional full calendar month) between the date the participant retires and the date the participant would reach age 62. Early retirement benefits are available to our employees in the cash balance component upon their achievement of 10 years of accredited service at the time of his/her severance from service or on the date the participant would have accumulated 10 years of accredited service but for the participant’s severance from service. Benefits under the Supplemental Retirement Plan are subject to the same age and service restrictions, but are only available to our executive officers and certain other key employees. Mr. Shapard participates in the cash balance component of the retirement plans and as of December 31, 2017, he had met the age and service requirements and was therefore eligible for full retirement benefits under those plans. Messrs. Clevenger and Nye also participate in the cash balance component and were not eligible to retire early because they had not met the age and service requirements. Messrs. Davis and Greer participate in the traditional defined benefit component of the retirement plans, and because they have satisfied both the age requirement and 15 years of accredited service, they are eligible to retire early upon termination of employment. No additional potential payments will be triggered by any termination of employment or change in control, and as a result no amounts are reported in the tables below for such retirement plans. For a more detailed discussion of the retirement plans, see the Pension Benefits table above and the narrative following the Pension Benefits table.

All our Named Executive Officers participate in benefit plans for group term life insurance and accidental death and disability. Any benefits received under these policies are paid to the beneficiary by a third-party provider.

In connection with the November 2012 SARs Exercise Opportunity, each SARs holder agreed that no further dividends would accumulate following such exercise, and that interest would accrue on their existing dividend accounts until such dividends were paid in accordance with the terms of the SARs Plan. The dividends and interest were payable when dividends would become payable under the SARs Plan, generally upon a participant’s death, disability, separation from service, unforeseeable emergency, or a change in control, each as defined by section 409A of the Code. The dividends and interest became payable upon closing of the Sempra Acquisition, and were paid to SARs holders in April 2018.

In August 2017, Oncor and Oncor Holdings entered into the Sempra Letter Agreement. The Sempra Letter Agreement set forth certain rights and obligations of the parties and described certain corporate actions Oncor and Oncor Holdings would take in connection with the merger contemplated by the Sempra Merger Agreement, as well as conditions to Oncor’s and Oncor Holdings’ obligations to take those actions. The Sempra Letter Agreement provided that, for Oncor’s executive officers, the Sempra Acquisition would constitute a change in control or change of control under Oncor’s existing benefit plans and policies. The Sempra Letter Agreement also provided that if any executive officer chose to retire from or terminate his or her service with Oncor in connection with the closing of the Sempra Acquisition and notified Sempra of that choice within three months following the closing of the Sempra Acquisition, the executive would be paid any and all benefits (including change in control benefits) to which such executive officer would be entitled in connection with such retirement or termination, treating such retirement or termination as a resignation with “good reason,” a termination “without cause,” or a retirement under the relevant Oncor benefit plan. For more information regarding the Sempra Acquisition, see “Business and Properties—Change in Indirect Ownership of Oncor — Sempra Merger Agreement and Closing”.

On March 8, 2018, Oncor entered into the Letter Agreements with each of its executive officers, other than Mr. Nye, who declined the opportunity to enter into such a Letter Agreement. The Letter Agreements provide that for each executive who terminates employment with Oncor at any time during a stated protection period for any reason other than a termination by Oncor for cause (as defined in each benefit plan applicable to such executive), such executive will be entitled to any and all benefits to which the executive would be entitled to under each employee benefit plan in which the executive participates, with the amount of such benefits being based on the termination event (either a resignation for good reason, termination without cause, or retirement) that would result in the payment of the most favorable benefits to the executive. The protection period under the Letter Agreements is twenty-four months from the date of the closing of the Sempra Acquisition for Mr. Davis and three months from the date of closing of the Sempra Acquisition for each other executive. The Letter Agreements also provide for reimbursement to the applicable executive of certain legal fees and expenses relating to such Letter Agreement.

1. Mr. Shapard

Potential Payments to Mr. Shapard Upon Termination ($)

Benefit	Retirement(1)	Voluntary	For Cause	Death	Disability	Without Cause or For Good Reason(2)	Without Cause or For Good Reason in Connection with Change in Control(3)
Cash Severance	—	—	—	—	—	$3,938,992	$5,561,656
Executive Annual Incentive Plan	$693,664	—	—	$693,664	$693,664	—	—
Salary Deferral Program(4)	$503,547	—	—	$503,547	$503,547	—	$503,547
SARs Plan Dividends(5)	$5,929,418	$5,929,418	$5,929,418	$5,929,418	$5,929,418	$5,929,418	$5,929,418
Long-Term Incentive Plan(6)	$4,613,989	$2,209,856	—	$4,613,989	$4,613,989	$4,613,989	$4,613,989
Health & Welfare
- Medical/COBRA	—	—	—	—	—	$59,845	$59,845
- Dental/COBRA	—	—	—	—	—	$3,989	$3,989
Outplacement Assistance	—	—	—	—	—	$40,000	$40,000
Tax Gross Up	—	—	—	—	—	—	—

Totals	$11,740,618	$8,139,274	$5,929,418	$11,740,618	$11,740,618	$14,586,233	$16,712,444

(1)

Retirement benefits under the named plans are available to participants upon their attainment of age 62 and achievement of 15 years of service. As of December 31, 2017, Mr. Shapard had met both the age and service requirements and was therefore eligible for full retirement benefits under those plans. On December 20, 2017, Mr. Shapard notified our board of directors of his intention to retire upon closing of the Sempra Acquisition.

(2)	Reflects amounts payable pursuant to the Severance Plan.
(3)

Reflects amounts payable pursuant to the Change in Control Policy. Cash severance amount reflects both the cash severance payment and pro rata target bonus amount payable pursuant to that policy. The Sempra Letter Agreement provided that, for Oncor’s executive officers, the Sempra Acquisition would constitute a change in control or change of control under Oncor’s existing benefit plans and policies. See “— Change in Control Policy —Sempra Acquisition Letter Agreements” below for more information regarding potential payments in connection with certain executive officer retirements or resignations in connection with the closing of the Sempra Acquisition.

(4)

Amounts reported reflect the immediate vesting of company matching contributions resulting from retirement, death, disability or the occurrence of termination without cause following a change in control. The Salary Deferral Program does not contain provisions relating to termination for good reason.

(5)

In connection with the November 2012 SARs Exercise Opportunity, accounts ceased accruing dividends as of the date of such exercise but accrue interest until the dividend account is payable in accordance with the SARs Plan. Amounts reported represent Mr. Shapard’s dividend account of $5,104,820 as of the SARs exercise, plus interest accumulated on his dividend account through December 31, 2017.

(6)	Amounts reported reflect the combined amount of outstanding grants to the executive under the Long-Term Incentive Plan and assumes that target performance for each performance period was met.

Mr. Shapard resigned with good reason from his employment with the Company, including his position as Chief Executive effective as of the March 9, 2018 closing of the Sempra Acquisition. Mr. Shapard will remain a member of Oncor’s board of directors and assumed the role as Chairman of the Board. In connection with his resignation on March 9, 2018, he will receive the payments under the Change in Control Policy for termination of employment for good reason in 2018.

2. Mr. Davis

Potential Payments to Mr. Davis Upon Termination ($)

Benefit	Retirement(1)	Voluntary	For Cause	Death	Disability	Without Cause or For Good Reason(2)	Without Cause or For Good Reason in Connection with Change in Control(3)
Cash Severance	—	—	—	—	—	$764,315	$2,562,260
Executive Annual Incentive Plan	$269,315	—	—	$269,315	$269,315	—	—
Salary Deferral Program(4)	$247,440	—	—	$274,934	$274,934	—	$274,934
SARs Plan Dividends(5)	$948,707	$948,707	$948,707	$948,707	$948,707	$948,707	$948,707
Long-Term Incentive Plan(6)	$1,315,683	$630,016	—	$1,315,683	$1,315,683	$1,315,683	$1,315,683
Health & Welfare
- Medical/COBRA	—	—	—	—	—	$26,785	$26,785
- Dental/COBRA	—	—	—	—	—	$1,748	$1,748
Outplacement Assistance	—	—	—	—	—	$25,000	$25,000
Tax Gross Up	—	—	—	—	—	—	—

Totals	$2,781,145	$1,578,723	$948,707	$2,808,639	$2,808,639	$3,082,238	$5,155,117

(1)

Mr. Davis participates in the traditional defined benefit component of the Oncor Retirement Plan and the Supplemental Retirement Plan, and because he has reached age 55 and achieved 15 years of accredited service, under the terms of the plans he is eligible to retire early upon termination of employment.

(2)	Reflects amounts payable pursuant to the Severance Plan.
(3)

Reflects amounts payable pursuant to the Change in Control Policy. Cash severance amount reflects both the cash severance payment and pro rata target bonus amount payable pursuant to that policy. The Sempra Letter Agreement provided that, for Oncor’s executive officers, the Sempra Acquisition would constitute a change in control or change of control under Oncor’s existing benefit plans and policies. See “— Change in Control Policy —Sempra Acquisition Letter Agreements” below for more information regarding potential payments in connection with certain executive officer retirements or resignations in connection with the closing of the Sempra Acquisition.

(4)

Amounts reported reflect the immediate vesting of company matching contributions resulting from retirement, death, disability or the occurrence of a termination without cause following a change in control. The Salary Deferral Program does not contain provisions relating to termination for good reason.

(5)

In connection with the November 2012 SARs Exercise Opportunity, accounts ceased accruing dividends as of the date of such exercise but accrue interest until the dividend account is payable in accordance with the SARs Plan. Amounts reported represent Mr. Davis’s dividend account of $816,771 as of the SARs exercise, plus interest accumulated on his dividend account through December 31, 2017.

(6)	Amounts reported reflect the combined amount of outstanding grants to the executive under the Long-Term Incentive Plan and assumes that target performance for each performance period was met.

3. Mr. Clevenger

Potential Payments to Mr. Clevenger Upon Termination ($)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause or For Good Reason(1)	Without Cause or For Good Reason in Connection with Change in Control(2)
Cash Severance	—	—	—	—	$736,265	$1,731,795
Executive Annual Incentive Plan	—	—	$259,265	$259,265	—	—
Salary Deferral Program(3)	—	—	$273,271	$273,271	—	$273,271
SARs Plan Dividends(4)	$948,707	$948,707	$948,707	$948,707	$948,707	$948,707
Long-Term Incentive Plan(5)	$606,464	—	$1,266,608	$1,266,608	$1,266,608	$1,266,608
Health & Welfare
- Medical/COBRA	—	—	—	—	$39,724	$39,724
- Dental/COBRA	—	—	—	—	$2,659	$2,659
Outplacement Assistance	—	—	—	—	$25,000	$25,000
Tax Gross Up	—	—	—	—	—	—

Totals	$1,555,171	$948,707	$2,747,851	$2,747,851	$3,018,963	$4,287,764

(1)	Reflects amounts payable pursuant to the Severance Plan.
(2)

Reflects amounts payable pursuant to the Change in Control Policy. Cash severance amount reflects both the cash severance payment and pro rata target bonus amount payable pursuant to that policy. The Sempra Letter Agreement provided that, for Oncor’s executive officers, the Sempra Acquisition would constitute a change in control or change of control under Oncor’s existing benefit plans and policies. See “— Change in Control Policy —Sempra Acquisition Letter Agreements” below for more information regarding potential payments in connection with certain executive officer retirements or resignations in connection with the closing of the Sempra Acquisition.

(3)

Amounts reported reflect the immediate vesting of company matching contributions resulting from death, disability or the occurrence of a termination without cause following a change in control. The Salary Deferral Program does not contain provisions relating to termination for good reason.

(4)

In connection with the November 2012 SARs Exercise Opportunity, accounts ceased accruing dividends as of the date of such exercise but accrue interest until the dividend account is payable. Amounts reported represent Mr. Clevenger’s dividend account of $816,771 as of the SARs exercise, plus interest accumulated on his dividend account through December 31, 2017.

(5)	Amounts reported reflect the combined amount of outstanding grants to the executive under the Long-Term Incentive Plan and assumes that target performance for each performance period was met.

4. Mr. Greer

Potential Payments to Mr. Greer Upon Termination ($)

Benefit	Retirement(1)	Voluntary	For Cause	Death	Disability	Without Cause or For Good Reason(2)	Without Cause or For Good Reason in Connection with Change in Control(3)
Cash Severance	—	—	—	—	—	$764,315	$1,797,945
Executive Annual Incentive Plan	$269,315	—	—	$269,315	$269,315	—	—
Salary Deferral Program(4)	$176,270	—	—	$278,321	$278,321	—	$278,321
SARs Plan Dividends(5)	$1,233,319	$1,233,319	$1,233,319	$1,233,319	$1,233,319	$1,233,319	$1,233,319
Long-Term Incentive Plan(6)	$1,315,683	$630,016	—	$1,315,683	$1,315,683	$1,315,683	$1,315,683
Health & Welfare
- Medical/COBRA	—	—	—	—	—	$39,897	$39,897
- Dental/COBRA	—	—	—	—	—	$2,644	$2,644
Outplacement Assistance	—	—	—	—	—	$25,000	$25,000
Tax Gross Up	—	—	—	—	—	—	—

Totals	$2,994,587	$1,863,335	$1,233,319	$3,096,638	$3,096,638	$3,380,858	$4,692,809

(1)

Mr. Greer participates in the traditional defined benefit component of the Oncor Retirement Plan and the Supplemental Retirement Plan, and because he has reached age 55 and achieved 15 years of accredited service, under the terms of the plans he is eligible to retire early upon termination of employment.

(2)	Reflects amounts payable pursuant to the Severance Plan.
(3)

Reflects amounts payable pursuant to the Change in Control Policy. Cash severance amount reflects both the cash severance payment and pro rata target bonus amount payable pursuant to that policy. The Sempra Letter Agreement provided that, for Oncor’s executive officers, the Sempra Acquisition would constitute a change in control or change of control under Oncor’s existing benefit plans and policies. See “— Change in Control Policy —Sempra Acquisition Letter Agreements” below for more information regarding potential payments in connection with certain executive officer retirements or resignations in connection with the closing of the Sempra Acquisition.

(4)

Amounts reported reflect the immediate vesting of company matching contributions resulting from death, disability or the occurrence of a termination without cause following a change in control. The Salary Deferral Program does not contain provisions relating to termination for good reason.

(5)

In connection with the November 2012 SARs Exercise Opportunity, accounts ceased accruing dividends as of the date of such exercise but accrue interest until the dividend account is payable in accordance with the SARs Plan. Amounts reported represent Mr. Greer’s dividend account of $1,061,802 as of the SARs exercise, plus interest accumulated on his dividend account through December 31, 2017.

(6)	Amounts reported reflect the combined amount of outstanding grants to the executive under the Long-Term Incentive Plan and assumes that target performance for each performance period was met.

5. Mr. Nye

Potential Payments to Mr. Nye Upon Termination ($)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause or For Good Reason(1)	Without Cause or For Good Reason in Connection with Change in Control(2)
Cash Severance	—	—	—	—	$827,198	$2,473,517
Executive Annual Incentive Plan	—	—	$291,198	$291,198	—	—
Salary Deferral Program(3)	—	—	$306,106	$306,106	—	$306,106
SARs Plan Dividends(4)	$291,137	$291,137	$291,137	$291,137	$291,137	$291,137
Long-Term Incentive Plan(5)	$681,536	—	$1,422,665	$1,422,665	$1,422,665	$1,422,665
Health & Welfare
- Medical/COBRA	—	—	—	—	$39,724	$39,724
- Dental/COBRA	—	—	—	—	$2,659	$2,659
Outplacement Assistance	—	—	—	—	$25,000	$25,000
Tax Gross Up	—	—	—	—	—	—

Totals	$972,673	$291,137	$2,311,106	$2,311,106	$2,608,383	$4,560,808

(1)	Reflects amounts payable pursuant to the Severance Plan.
(2)

Reflects amounts payable pursuant to the Change in Control Policy. Cash severance amount reflects both the cash severance payment and pro rata target bonus amount payable pursuant to that policy. The Sempra Letter Agreement provided that, for Oncor’s executive officers, the Sempra Acquisition would constitute a change in control or change of control under Oncor’s existing benefit plans and policies. See “— Change in Control Policy —Sempra Acquisition Letter Agreements” below for more information regarding potential payments in connection with certain executive officer retirements or resignations in connection with the closing of the Sempra Acquisition.

(3)

Amounts reported reflect the immediate vesting of company matching contributions resulting from death, disability or the occurrence of termination without cause following a change in control. The Salary Deferral Program does not contain provisions relating to a termination for good reason.

(4)

In connection with the November 2012 SARs Exercise Opportunity, accounts ceased accruing dividends as of the date of such exercise but accrue interest until the dividend account is payable. Amounts reported represent Mr. Nye’s dividend account of $250,649 as of the SARs exercise, plus interest accumulated on his dividend account through December 31, 2017.

(5)	Amounts reported reflect the combined amount of outstanding grants to the executive under the Long-Term Incentive Plan and assumes that target performance for each performance period was met.

Change in Control Policy

We maintain a Change in Control Policy for our executive team, which consists of our executive officers and certain non-executive vice presidents. The purpose of this Change in Control Policy is to provide the payment of transition benefits to eligible executives if:

•	Their employment with the company or a successor is terminated within twenty-four months following a change in control of the company; and

•	They:

•	are terminated without cause, or

•	resign for good reason.

The Change in Control Policy provides for the payment of transition benefits to eligible executives if any of the following occur within 24 months following a change in control:

•

The executive is terminated without cause. Cause is defined as either (a) the definition in any executive’s applicable employment agreement or change in control agreement or (b) if there is no such employment or change in control agreement, cause exists: (i) if, in carrying out his or her duties to Oncor, an executive engages in conduct that constitutes (A) a breach of his or her fiduciary duty to Oncor, its subsidiaries or shareholders, (B) gross neglect or (C) gross misconduct resulting in material economic harm to Oncor or its subsidiaries, taken as a whole, or (ii) upon the indictment of the executive, or the plea of guilty or nolo contendere by the executive to, a felony or a misdemeanor involving moral turpitude.

•

The executive resigns for good reason. Good reason is defined as any of the following events or actions being taken without the executive’s consent: (a) a material reduction in the executive’s base salary, other than a broad-based reduction of base salaries of all similarly situated executives of the surviving corporation after a change in control, or subsidiary, as applicable, unless such broad-based reduction only applies to former executives of Oncor; (b) a material reduction in the aggregate level or value of benefits for which the executive is eligible, immediately prior to the change in control (as defined below), other than a broad-based reduction applicable on a comparable basis to all similarly situated executives; (c) a material reduction in the executive’s authority, duties, responsibilities or title, including a material reduction in the budget over which the executive retains authority; (d) the executive is required to permanently relocate outside of a fifty (50) mile radius of the executive’s principal residence; (e) the executive is asked or required to resign in connection with a change in control and does so resign; or (f) an adverse change in the executive’s (i) reporting level or responsibilities, (ii) title and/or scope of responsibility, (iii) management authority, or (iv) the scope or size of the business or entity for which the executive had responsibility, in each case as in effect immediately prior to the effective time of a change in control.

“Change in control” is defined in the Change in Control Policy as the occurrence of the following events: (a) the Sponsor Group ceases to beneficially own (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) a majority of our or our successor’s (by consolidation or merger) outstanding equity interest; (b) any sale, lease, exchange or other transfer (in one transaction or in a series of related transactions) of all, or substantially all, of our assets, other than to an entity (or entities) of which the Sponsor Group beneficially owns a majority of the outstanding equity interest; (c) individuals who as of August 1, 2015 constitute our board of directors (the Incumbent Board) cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to August 1, 2015 whose election or nomination for election was approved by a vote of at least seventy-five percent (75%) of the directors comprising the Incumbent Board shall be, for purposes of this clause (c) considered as though such person were a member of the Incumbent Board; or (d) the consummation of a court-approved plan of reorganization in the proceeding styled In re Energy Future Holdings Corp., et al., Case No. 14-10979 (CSS), pending in the United States Bankruptcy Court for the District of Delaware. For purposes of this definition, the term “Sponsor Group” shall mean investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P. and Goldman Sachs & Co.

Our executive officers are eligible to receive the following under the Change in Control Policy:

•

A one-time lump sum cash severance payment in an amount equal to the greater of (i) a multiple (3 times for our chief executive, our chief financial officer and our general counsel (Messrs. Shapard, Davis and Nye), and 2 times for each other executive officer) of the sum of the executive’s (a) annualized base salary and (b) annual target incentive award for the year of termination or resignation, or (ii) the amount determined under Oncor’s severance plan for non-executive employees (which pays two weeks of an employee’s pay for every year of service up to the 20th year of service, and three-weeks pay for every year of service above 20 years of service);

•	A cash bonus in an amount equal to a pro rata portion of the executive’s target annual incentive award for the year of termination;

•

Continued coverage at our expense under our health care benefit plans for the applicable COBRA period with the executive’s contribution for such plans being at the applicable employee rate for 18 months (unless and until the executive becomes eligible for benefits with another employer) and, if the executive is covered under our healthcare plans through the end of such period, at the end of such continued coverage the executive may continue participation in our health care plans at the applicable COBRA rate for 18 months, in the case of Mr. Shapard, or six months, in the case of each other executive, and Oncor will reimburse the executive the monthly difference between the applicable employee rate for such coverage and the COBRA rate paid by the executive for such period;

•

Outplacement assistance at our expense for 18 months, in the case of Mr. Shapard, and one year, in the case of the other executive officers, up to a maximum of $40,000 for Mr. Shapard, and $25,000 for other executives;

•	Reimbursement of reasonable legal fees and expenses incurred by an executive in disputing in good faith the benefits under the plan, up to a maximum of $250,000;

•	Any vested, accrued benefits to which the executive is entitled under our employee benefits plans, and

•

If any of the severance benefits described in the Change in Control Policy shall result in an excise tax pursuant to Code Sections 280G or 4999 of the Code, payable by the executive, a tax gross-up payment to cover such additional taxes, subject to reduction for certain Section 280G purposes.

The Change in Control Policy contains a one year non-solicitation period and provisions regarding confidentiality and non-disparagement and attaches a form of release agreement that each executive is required to sign prior to receipt of benefits under the policy. The Change in Control Policy also provides that for a period of one year after a termination contemplated by the plan, a participant may not recruit, solicit, induce or in any way cause any employee, consultant or contractor engaged by Oncor to terminate his/her relationship with Oncor. The Change in Control Policy may be amended by our board of directors or a duly authorized committee of our board of directors at any time, except that any amendments that materially decrease the benefits available to eligible participants cannot be made within 24 months of a change in control or while the company is in the process of negotiating a potential transaction that could constitute a change in control.

Sempra Acquisition Letter Agreements

In August 2017, Oncor and Oncor Holdings entered into the Sempra Letter Agreement. The Sempra Letter Agreement set forth certain rights and obligations of the parties and described certain corporate actions Oncor and Oncor Holdings would take in connection with the merger contemplated by the Sempra Merger Agreement, as well as conditions to Oncor’s and Oncor Holdings’ obligations to take those actions. The Sempra Letter Agreement provided that, for Oncor’s executive officers, the Sempra Acquisition would constitute a change in control or change of control under Oncor’s existing benefit plans and policies. The Sempra Letter Agreement also provided that if any executive officer chose to retire from or terminate his or her service with Oncor in connection with the closing of the Sempra Acquisition and notifies Sempra of that choice within three months following the closing of the Sempra Acquisition, the executive would be paid any and all benefits (including change in control benefits) to which such executive officer would be entitled in connection with such retirement or termination, treating such retirement or termination as a resignation with “good reason,” a termination “without cause,” or a retirement under the relevant Oncor benefit plan. For more information regarding the Sempra Acquisition, see “Business and Properties—Change in Indirect Ownership of Oncor — Sempra Merger Agreement and Closing”.

On March 8, 2018, Oncor entered into letter agreements (the Letter Agreements) with each of its executive officers, other than Mr. Nye, who declined the opportunity to enter into such a Letter Agreement. The Letter Agreements provide that for each executive who terminates employment with Oncor at any time during a stated protection period for any reason other than a termination by Oncor for cause (as defined in each benefit plan applicable to such executive), such executive will be entitled to any and all benefits to which the executive would be entitled to under each employee benefit plan in which the executive participates, with the amount of such benefits being based on the termination event (either a resignation for good reason, termination without cause, or retirement) that would result in the payment of the most favorable benefits to the executive. The protection period under the Letter Agreements is twenty-four months from the date of the closing of the Sempra Acquisition for Mr. Davis and three months from the date of closing of the Sempra Acquisition for each other executive. The Letter Agreements also provide for reimbursement to the applicable executive of certain legal fees and expenses relating to such Letter Agreement.

Severance Plan

We maintain the Severance Plan for our executive team, which consists of our executive officers and certain non-executive vice presidents. The purpose of the Severance Plan is to provide benefits to eligible executives who are not eligible for severance pursuant to another plan or agreement (including an employment agreement) and whose employment is involuntarily terminated for reasons other than:

•	Cause;

•	Disability of the employee, if the employee is a participant in our long-term disability plan, or

•	A transaction involving the company or any of its affiliates in which the employee is offered employment with a company involved in, or related to, the transaction.

The Severance Plan provides for severance payments to executives whose employment is involuntarily terminated for reasons other than:

•

Cause, which is defined as either (a) the definition in any executive’s applicable employment agreement or change in control agreement or, (b) if there is no such employment or change in control agreement, cause exists: (i) if, in carrying out his or her duties to the Company, an executive engages in conduct that constitutes (A) a breach of his or her fiduciary duty to Oncor, its subsidiaries or shareholders (including a breach or attempted breach of the restrictive covenants under the Severance Plan), (B) gross neglect or (C) gross misconduct resulting in material economic harm to Oncor or its subsidiaries, taken as a whole, or (ii) upon the indictment of the executive, or the plea of guilty or nolo contendere by the executive to a felony or a misdemeanor involving moral turpitude;

•	Participation in our employee long-term disability plan or any successor plan, or

•	A transaction involving the Company or any of its affiliates in which the executive is offered employment with a company involved in, or related to, the transaction.

Our executive officers are eligible to receive the following under the Severance Plan:

•

For covered executives other than our Chief Executive, a one-time lump sum cash severance payment in an amount equal to the greater of (i) the covered executive’s annualized base salary in effect immediately before the termination, plus the covered executives target annual incentive award for the year of the termination, or (ii) the amount determined under Oncor’s severance plan for non-executive employees;

•

For our Chief Executive, a one-time lump sum cash severance payment in an amount equal to the greater of: (i) (a) a multiple of two times base salary in effect immediately before the termination plus a multiple of two times the target annual incentive award for the year of termination, plus (b) the target annual incentive award for the year of the termination, or (ii) the amount determined under the Oncor Severance Plan for non-executive employees.

•

Continued coverage at our expense under the Company’s health care benefit plans for 18 months, with the executive’s contribution for such plans being at the applicable employee rate (unless and until the executive becomes eligible for coverage for benefits through employment with another employer, at which time the executive’s required contribution shall be the applicable COBRA rate) and, if the executive is covered under our healthcare plans through the end of such period, at the end of such continued coverage the executive may continue participation in our health care plans at the applicable COBRA rate for 18 months, in the case of our Chief Executive, or six months, in the case of each other executive, and Oncor will reimburse the executive the monthly difference between the applicable employee rate for such coverage and the COBRA rate paid by the executive for such period;

•

Outplacement assistance at the company’s expense for 18 months, in the case of our Chief Executive, and one year, in the case of other executive officers, up to a maximum of $40,000 for our Chief Executive, and $25,000 for other executives, and

•	Any vested accrued benefits to which the executive is entitled under Oncor’s or EFH Corp.’s employee benefits plans.

In order to receive benefits under the plan, a participant must enter into an agreement and release within 45 days of being notified by us of such participant’s eligibility to receive benefits under the plan. The Severance Plan also provides that for a period of one year after a termination contemplated by the plan, a participant may not recruit, solicit, induce or in any way cause any employee, consultant or contractor engaged by Oncor to terminate his/her relationship with Oncor. The Severance Plan also contains provisions relating to confidentiality and non-disparagement.

Long-Term Incentive Plan

For information concerning change of control and termination payouts for awards granted under the Long-Term Incentive Plan, see the narrative that follows the Grants of Plan-Based Awards – 2017 table.

CEO Pay Ratio for Fiscal Year 2017

Pay Ratio

Our CEO to median employee pay ratio has been calculated in accordance with the recently adopted rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act and is calculated in a manner consistent with Item 402(u) of Regulation S-K. Mr. Shapard’s annual total compensation for 2017, as shown in the Summary Compensation Table above, was $4,290,961. The median Oncor employee’s annual total compensation in 2017 (other than Mr. Shapard) was $219,812, calculated using the same methodology as used in the calculation of the Summary Compensation Table, consisting of base salary, bonus, non-equity incentive plan compensation, change in pension value and non-qualified deferred compensation earnings, and all other compensation (for the median employee, all other compensation consisted of the Oncor Thrift Plan company match). As a result, the ratio of Mr. Shapard’s annual total compensation in 2017 to the median annual total compensation of all Oncor employees (other than Mr. Shapard) in 2017 was 19:1, when calculated in a manner consistent with item 402(u) of Regulation S-K. We note that the median Oncor employee is a participant in the traditional defined benefit component of the Oncor Retirement Plan, whereas Mr. Shapard is a participant in the cash balance component of the Oncor Retirement Plan. The change in pension value and non-qualified deferred compensation earnings for purposes of the calculation under Item 402(u) of Regulation S-K varies greatly between the traditional defined benefit component and the cash balance component of the Oncor Retirement Plan. This amount for 2017 was $114,777 for the median employee and $146,557 for Mr. Shapard.

Identification of Median Employee

For purposes of determining the median Oncor employee, we evaluated all employees, other than Mr. Shapard, employed by Oncor as of October 31, 2017 and calculated each such employee’s total cash compensation received through October 31, 2017. Total cash compensation consists of base pay, any incentive compensation, bonuses, and any other cash payments, including, without limitation, any overtime adjustments, overtime meals, taxable reimbursable expenses, holiday pay, and salary deferral program payouts. We did not make any material assumptions, adjustments, or estimates with respect to total cash compensation and we did not annualize the compensation for any full-time employees that were not employed by us for all of 2017. The total compensation of each employee other than Mr. Shapard was then ranked lowest to highest to determine the median employee.

Annual Total Compensation

After identifying the median employee based on total cash compensation, as described above, we calculated annual total compensation for such employee using the same methodology we use for our Named Executive Officers as set forth in the Summary Compensation Table above.

Risk Assessment of Compensation Policies and Practices

The O&C Committee reviews the compensation policies and practices applicable to Oncor’s employees (both executive and non-executive) annually during the first quarter of the year in order to determine whether such compensation policies and practices create risks that are reasonably likely to have a material adverse effect on Oncor. In February 2018 the O&C Committee concluded that current compensatory policies and practices do not create risks that are reasonably likely to have a material adverse effect on Oncor. In arriving at this conclusion, the O&C Committee discussed with management the various compensation policies and practices of the company and the compensation payable pursuant to each, and evaluated whether the compensation payable under each plan or policy could result in (i) incenting employees to take risks that could result in a material adverse effect to Oncor, or (ii) payments by the company significant enough to cause a material adverse effect to Oncor.

We believe that the following factors in our employee compensation program limit risks that could be reasonably likely to have a material adverse effect on the company:

•

Our compensation program is designed to provide a mix of base salary, annual cash incentives and (for eligible employees) long-term equity and cash incentives, which we believe motivates employees to perform at high levels while mitigating any incentive for short-term risk-taking that could be detrimental to our company’s long-term best interests.

•

Our annual cash incentive plans for both executives and non-executives contain maximum payout levels, which help avoid excessive total compensation and reduce the incentive to engage in unnecessarily risky behavior.

•

The funding percentages under the Executive Annual Incentive Plan and the non-executive employee annual incentive plan are based on the performance of our total company, which mitigates any incentive to pursue strategies that might maximize the performance of a single business group to the detriment of the company as a whole.

•

We place an emphasis on individual, non-financial performance metrics in determining individual compensation amounts, serving to restrain the influence of objective factors on incentive pay and providing management (in the case of non-executive employees) and the O&C Committee (in the case of executive employees) the discretion to adjust compensation downward if behaviors are not consistent with Oncor’s business values and objectives.

•

Long-term incentives for eligible employees under the Long-Term Incentive Plan are measured over three years to ensure employees have significant value tied to the long-term performance of the company.

•

Our executive officers and other senior members of management purchased equity through the Management Investment Opportunity, which we believe motivates them to consider the long-term interests of the company and its equity owners and discourages excessive risk-taking that could negatively impact the value of their equity interests.

•

We have internal controls over financial reporting and other financial, operational and compliance policies and practices designed to keep our compensation programs from being susceptible to manipulation by any employee, including our executive officers.

Director Compensation

The table below sets forth information regarding the aggregate compensation paid to the members of our board of directors during the fiscal year ended December 31, 2017. Directors who are officers of Oncor and directors who were not independent directors during the fiscal year ended December 31, 2017 do not receive any fees for service as a director. Oncor reimburses all directors for reasonable expenses incurred in connection with their services as directors.

Name	Director Fees Earned or Paid in Cash ($)	SARs Exercise Opportunity Interest Accrual on Dividends ($)(1)		Total ($)
James R. Adams (2)	$383,000	—		$383,000
Thomas M. Dunning (3)	$283,000	$824		$283,824
Robert A. Estrada (4)	$248,000	$206		$248,206
Rhys Evenden (5)	—	—		—
Thomas D. Ferguson (6)	—	—		—
Printice L. Gary (7)	$253,000	—		$253,000
William T. Hill, Jr. (8)	$268,000	—		$268,000
Timothy A. Mack (9)	$233,000	—		$233,000
Robert S. Shapard (10)	—		(10)		(10)
Richard W. Wortham III (11)	$248,000	$412		$248,412
Kneeland Youngblood (12)	—	—		—
Steven J. Zucchet (13)	—	—		—

(1)

Under the Director SARs Plan, dividends that are paid in respect of Oncor membership interests while the SARs are outstanding are credited to the SARs holder’s account as if the SARs were units of Investment LLC, payable upon the earliest to occur of death, disability, separation from service, unforeseeable emergency or a change in control. In November 2012 our board of directors accepted for early exercise all outstanding SARs issued under the Director SARs Plan upon the same terms as the SARs Exercise Opportunity offered to management. As part of such exercise, each participant in the Director SARs Plan agreed that he would be entitled to no further dividend accruals after the date of such exercise, but that the dividend account would accumulate interest until such dividends became payable pursuant to the SARs Plan. Amounts in this column include interest accruals in 2017 for each Director SARs Plan participant.

(2)

Mr. Adams’ “Fees Earned or Paid in Cash” column reflects the following fees, paid quarterly in arrears: (a) $38,250 for service as a director, (b) $37,500 for serving as our chairman, and (c) $20,000 for the extra service required of directors in 2017, as discussed in more detail in the narrative immediately following this table. Amounts do not include an additional $17,000 annual fee paid to each independent director in quarterly installments, in arrears, as a fee for serving on the Oncor Holdings board of directors.

(3)

Mr. Dunning’s “Fees Earned or Paid in Cash” column reflects the following fees, paid quarterly in arrears: (a) $38,250 for service as a director, (b) $12,500 for serving as our lead independent director, and (c) $20,000 for the extra service required of directors in 2017, as discussed in more detail in the narrative immediately following this table. Amounts do not include an additional $17,000 annual fee paid to each independent director in quarterly installments, in arrears, as a fee for serving on the Oncor Holdings board of directors.

(4)

Mr. Estrada’s “Fees Earned or Paid in Cash” column reflects the following fees, paid quarterly in arrears: (a) $38,250 for service as a director, (b) $3,750 for serving as chair of the Audit Committee of our board of directors, and (c) $20,000 for the extra service required of directors in 2017, as discussed in more detail in the narrative immediately following this table. Amounts do not include an additional $17,000 annual fee paid to each independent director in quarterly installments, in arrears, as a fee for serving on the Oncor Holdings board of directors.

(5)

Mr. Evenden joined our board of directors effective October 21, 2014, as one of the directors appointed by Texas Transmission pursuant to its rights set forth in the LLC Agreement. Mr. Evenden does not receive any compensation from Oncor for serving on our board of directors.

(6)

Mr. Ferguson joined our board of directors effective January 7, 2011, as one of the directors appointed by EFIH pursuant to its rights set forth in the LLC Agreement. Mr. Ferguson does not receive any compensation from Oncor for serving on our board of directors. In connection with the Sempra Acquisition, Mr. Ferguson ceased to be a director at the March 9, 2018 closing of the Sempra Acquisition.

(7)

Mr. Gary’s “Fees Earned or Paid in Cash” column reflects the following fees, paid quarterly in arrears: (a) $38,250 for service as a director, (b) $5,000 for serving as a special independent director, and (c) $20,000 for the extra service required of directors in 2017, as discussed in more detail in the narrative immediately following this table. Amounts do not include an additional $17,000 annual fee paid to each independent director in quarterly installments, in arrears, as a fee for serving on the Oncor Holdings board of directors.

(8)

Mr. Hill’s “Fees Earned or Paid in Cash” column reflects the following fees, paid quarterly in arrears: (a) $38,250 for service as a director, (b) $5,000 for serving as a special independent director, (c) $3,750 for serving as chair of the Nominating & Governance Committee of our board of directors, and (d) $20,000 for the extra service required of directors in 2017, as discussed in more detail in the narrative immediately following this table. Amounts do not include an additional $17,000 annual fee paid to each independent director in quarterly installments, in arrears, as a fee for serving on the Oncor Holdings board of directors.

(9)

Mr. Mack’s “Fees Earned or Paid in Cash” column reflects the following fees, paid quarterly in arrears: (a) $38,250 for service as a director and (b) $20,000 for the extra service required of directors in 2017, as discussed in more detail in the narrative immediately following this table. Amounts do not include an additional $17,000 annual fee paid to each independent director in quarterly installments, in arrears, as a fee for serving on the Oncor Holdings board of directors.

(10)

Mr. Shapard was our Chief Executive until the March 9, 2018 closing of the Sempra Acquisition and was not compensated for serving on our board of directors while he was Chief Executive. For Mr. Shapard’s 2017 compensation as our Chief Executive, see “Executive Compensation – Summary Compensation Table.” Upon closing of the Sempra Acquisition, Mr. Shapard resigned as Chief Executive but remained on our board of directors as non-executive Chairman of the Board. His compensation in such role is detailed in “2018 Director Compensation” below.

(11)

Mr. Wortham’s “Fees Earned or Paid in Cash” column reflects the following fees, paid quarterly in arrears: (a) $38,250 for service as a director, (b) $3,750 for serving as chair of the O&C Committee of our board of directors, and (c) $20,000 for the extra service required of directors in 2017, as discussed in more detail in the narrative immediately following this table. Amounts do not include an additional $17,000 annual fee paid to each independent director in quarterly installments, in arrears, as a fee for serving on the Oncor Holdings board of directors.

(12)

Mr. Youngblood joined our board of directors effective March 2, 2015, as one of the directors appointed by EFIH pursuant to its rights set forth in the LLC Agreement. Mr. Youngblood does not receive any compensation from Oncor for serving on our board of directors. In connection with the Sempra Acquisition, Mr. Youngblood ceased to be a director at the March 9, 2018 closing of the Sempra Acquisition.

(13)	Mr. Zucchet was appointed to our board of directors by Texas Transmission and did not receive any compensation for service as a member of our board of directors.

2017 Director Compensation

The O&C Committee determined compensation for independent directors that served on our board of directors during 2017. All director fees are paid quarterly, in arrears. Each of our independent directors serving in such role as of the end of each quarter of 2017 received a quarterly fee of $38,250 for service on our board of directors, and an additional quarterly fee of $4,250 for service on the Oncor Holdings’ board of directors.

In addition to the retainer fees discussed above, each board committee chair received an additional $3,750 quarterly fee for the extra responsibilities associated with such position, our lead independent director (Mr. Dunning) received an additional $12,500 quarterly fee for the additional duties associated with that position, our chairman (Mr. Adams) received an additional $37,500 quarterly fee for the additional duties associated with that position and each of our Special Independent Directors (as defined in our limited liability company agreement in effect immediately prior to the Sempra Acquisition) received an additional quarterly fee of $5,000 to compensate for their additional responsibilities as Special Independent Directors. For a description of the independence standards applicable to our independent directors, see “Certain Relationships and Related Transactions, and Director Independence.”

Our independent directors were also eligible to receive an additional potential annual cash payment of up to $80,000, paid quarterly, in arrears, as may be determined in the discretion of our board of directors during the fourth quarter of each calendar year in recognition of the additional time commitments and responsibilities to Oncor business matters expected to be required of independent directors in the following calendar year. In the fourth quarter of each of 2013, 2014, 2015, 2016 and 2017, our board of directors approved such an additional annual cash payment to the independent directors for each of the 2014, 2015, 2016 and 2017 calendar years, respectively, each in the amount of $80,000, payable in four equal installments following the end of each calendar quarter in recognition of the additional time commitments and responsibilities expected to be required of them in that calendar year. Each of our independent directors serving in such role as of the end of each quarter of 2017 received an additional quarterly cash payment of $20,000, paid in arrears.

In October 2017, the O&C Committee engaged PricewaterhouseCoopers LLP to conduct competitive market analyses of independent directors compensation, using the same peer group and methodology used in the October 2017 analysis of executive compensation. See “Executive Compensation—Compensation Discussion and Analysis – Overview – Market Data” for a description of this peer group and methodology. No changes to director compensation were made as a result of this review.

2018 Director Compensation

Effective as of April 1, 2018, our non-executive chairman (Mr. Shapard, who resigned as Chief Executive upon closing of the Sempra Acquisition but remained on our board of directors) and each of our Disinterested Directors (as defined in our Limited Liability Company Agreement) serving in such role as of the end of each of the second, third and fourth quarters of 2018 received a quarterly fee of $52,875 for service on our board of directors, and an additional quarterly fee of $3,375 for service on the Oncor Holdings’ board of directors.

In addition to the retainer fees discussed above, each board committee chair received an additional $3,750 quarterly fee for the extra responsibilities associated with such position, our lead independent director (Mr. Dunning) received an additional $12,500 quarterly fee for the additional duties associated with that position, and our chairman (Mr. Shapard) received an additional $68,750 quarterly fee for the additional duties associated with that position. For a description of the independence standards applicable to our Disinterested Directors, see “Certain Relationships and Related Transactions, and Director Independence.”

Our Limited Liability Company Agreement provides that each of Sempra and Texas Transmission has the right to appoint two directors to our board of directors. None of those four director positions (currently held by Messrs. Evenden, Martin, and Zucchet and Ms. Ortiz) receives compensation from us for his or her service as a director. Mr. Nye, who became our Chief Executive and a member of our board of directors upon closing of the Sempra Acquisition, does not receive compensation for his service as a director.

Purchases of Class B Interests

Eligible participants in the Equity Interests Plan included non-employee directors, and our board of directors has granted independent directors the option to purchase Class B Interests pursuant to the Equity Interests Plan. For a description of the Equity Interests Plan, which terminated in accordance with its terms in November 2018, see “– Elements of Compensation – Long-Term Incentives – Equity Interests Plan and Management Investment Opportunity.”

Effective January 2009, four of our independent directors at the time, Messrs. Dunning, Estrada, Ford and Wortham, purchased the following amounts of Class B Interests pursuant to the Equity Interests Plan: Dunning: 20,000, Estrada: 5,000, Ford: 20,000 and Wortham: 10,000. Similar to the Management Investment Opportunity, these Class B Interests were purchased at a price of $10.00 per unit. In connection with their investments, these directors entered into director stockholder agreements and sale participation agreements. For a description of the material terms of these agreements, see “Certain Relationships and Related Transactions, and Director Independence – Related Party Transactions – Agreements with Management and Directors.”

In connection with these investments, Oncor Holdings sold 55,000 of its equity interests in Oncor to Investment LLC at a price of $10.00 per unit pursuant to the terms of a revolving stock purchase agreement. For a description of the revolving stock purchase agreement, see “– Elements of Compensation – Long-Term Incentives – Equity Interests Plan and Management Investment Opportunity.”

On March 9, 2018, Oncor entered into the OMI Agreement with Investment LLC, Oncor Holdings and Sempra. Investment LLC held 1,396,008 of the OMI Interests, which represented 0.22% of the outstanding membership interests in Oncor. For a description of the amounts of Class B Interests that were beneficially owned by members of Oncor’s board of directors and each of Oncor’s named executive officers, see “Security Ownership of Certain Beneficial Owners and Management and Related Equity Holder Matters – Security Ownership of Certain Beneficial Owners and Management”.

Pursuant to the OMI Agreement, in connection with the closing of the Sempra Acquisition, Investment LLC transferred to Oncor Holdings all of the OMI Interests in exchange for $25,959,261 in cash, which represents approximately $18.60 for each OMI Interest. The consideration was funded by a combination of fixed and floating rate notes, commercial paper and cash from operations. Following such transfer, the holders of the Class B Interests will be entitled to receive certain distributions related to certain allocable tax liabilities.

Director Stock Appreciation Rights Settlement

In February 2009, Oncor implemented the Director SARs Plan to allow participants to participate in the economic equivalent of the appreciation of Oncor’s LLC Units. Each of the independent directors who purchased Class B Interests in January 2009 received one SAR for each Class B Interest purchased. In November 2012, in connection with the SARs Exercise Opportunity offered to management, our board of directors accepted for early exercise all outstanding SARs issued under the Director SARs Plan, pursuant to the provision of the Director SARs Plan that permits the board of directors to accelerate the vesting and exercisability of SARs. At the time of such exercise, all outstanding SARs under the Director SARs Plan were vested. The November 2012 exercise of SARs entitled each participant in the Director SARs Plan, to: (1) an exercise payment, paid in 2012; and (2) the accrual of interest on all dividends declared to date with respect to the SARs, and no further dividend accruals. As a result, we began accruing interest on the following amounts of dividends: Mr. Dunning, $26,140, Mr. Estrada, $6,535; Mr. Wortham, $13,070; and $26,140 with respect to a former director. These interest payments were payable in connection with payment of the dividends under the Director SARs Plan. The Director SARs Plan remained in effect solely with respect to the payment of the dividends and interest, which were payable upon the earliest to occur of death, disability, separation from service, unforeseeable emergency or a change in control, each as defined in Section 409A of the Code. As a result of the closing of the Sempra Acquisition, all such dividends and interest were paid on April 30, 2018 to the participants in the Director SARs Plan. The Director SARs Plan terminated in accordance with its terms in November 2018.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT AND RELATED EQUITY HOLDER MATTERS

Equity Compensation Plan Information

The following table presents information concerning the SARs Plan and Director Stock Appreciation Rights Plan (collectively, the Plans) at December 31, 2017. In 2012, our board of directors accepted for early exercise all outstanding SARs issued under the Plans and effectively terminated further use of the Plans for SARs issuances. These Plans remain in effect solely for the limited purpose of the timing of certain payments related to the early exercise of all outstanding SARs. The early exercise was permitted by our board of directors pursuant to the provision of the SARs Plan that permits the board to accelerate the vesting and exercisability of SARs. The early exercise of SARs entitled each participant in the SARs Plan to: (1) an exercise payment (Exercise Payment) equal to the number of SARs exercised multiplied by the difference between $14.54 and the base price of the SARs (as stated in the award letter for each SARs grant); and (2) the accrual of interest on all dividends declared to date with respect to the SARs, but no further dividend accruals. Under both Plans, dividends that are paid in respect of Oncor membership interests while the SARs were outstanding were credited to the SARs holder’s account as if the SARs were units, payable upon the earliest to occur of death, disability, separation from service, unforeseeable emergency, a change in control, or the exercise of the SARs. As part of their exercise agreements, participants in the Plans agreed that no further dividends would accrue, and that instead interest would accrue on all dividends declared to date, with both interest and dividend amounts becoming payable at the time dividends become payable pursuant to the terms of the Plans. The dividends and interest became payable as a result of the closing of the Sempra Acquisition, and were paid to the participants in the Plans on April 30, 2018. The Plans terminated in accordance with their terms in November 2018.

There were no SARs outstanding under either Plan in 2017, and our board of directors has indicated that it does not intend to issue SARs under either Plan in the future. For a discussion of the Plans and the 2012 exercise and settlement of all SARs, see “Executive Compensation — Compensation Discussion & Analysis — Compensation Elements — Long-Term Incentives — Stock Appreciation Rights Settlement,” “Executive Compensation – Director Compensation – Director SARs Plan Settlement,” and Note 11 to Annual Financial Statements.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by the security holders (1) (2)	—	—	—
Equity compensation plans not approved by the security holders	—	—	—

Total	—	—	—

(1)

As required by the terms of our Limited Liability Company Agreement, we obtained the consent of EFIH to issue SARs under the Plans. Consents from our other members were not solicited as they are not required under the Limited Liability Company Agreement.

(2)

Neither of the Plans results in the issuance of equity. Rather, SARs issued under the Plans give the holders the right to receive the economic value of the appreciation of our equity interests. All outstanding SARs under the Plans were accepted for early exercise in November 2012, and both Plans remain in effect solely for the limited purpose of the timing of certain payments, as discussed in the narrative above. For more information, see “Executive Compensation – Compensation Discussion and Analysis – Compensation Elements – Long-Term Incentives – Stock Appreciation Rights Settlement” and “Executive Compensation – Director Compensation – Director SARs Plan Settlement.”

Our executive officers, certain key employees and independent members of our board of directors were given the option to purchase Class B Interests of Investment LLC in 2008, pursuant to the 2008 Management Investment Opportunity offered under the Equity Interests Plan. Each participant in the 2008 Management Investment Opportunity purchased Class B Interests at a price of $10.00 per unit, which was the same price per unit as the price per unit paid by Texas Transmission in connection with its November 2008 investment in Oncor. In August 2011, Mr. Nye purchased Class B Interests in Investment LLC for $12.25 per unit (the fair market value of the Class B Interests, as determined by our board of directors based on a third party independent analysis) pursuant to the 2011 Management Investment Opportunity. Because the Class B Interests in each of the 2011 Management Investment Opportunity and the 2008 Management Investment Opportunity were purchased for fair market value, and it is expected that any future issuances under the Equity Interests Plan will be subject to the same purchase requirement, we do not consider the grants to be compensation. The Equity Interests Plan terminated in accordance with its terms in November 2018. Refer to “Directors, Executive Officers and Corporate Governance — Compensation Discussion and Analysis — Compensation Elements — Long Term Incentives — Equity Interests Plan and Management Investment Opportunity” and “Director Compensation – Purchases of Class B Interests” for a more detailed discussion of the Equity Interests Plan and Management Investment Opportunity.

Security Ownership of Equity Interests of Oncor of Certain Beneficial Owners and Management

The following table lists the number of limited liability company units (LLC Units) of Oncor beneficially owned by our directors and current executive officers and the holders of more than 5% of our LLC Units at December 1, 2018. See Note 2 to Interim Financial Statements for a discussion of the EFH Bankruptcy Proceedings and changes in Oncor’s ownership in connection with such proceedings. For more information regarding the Sempra Merger Agreement and the Sempra Acquisition, see “Business and Properties – Change in Indirect Ownership of Oncor”.

The amounts and percentages of LLC Units beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Name	Amount and Nature of Beneficial Ownership	Percent of Class
Sempra Energy (1)	508,191,492	80.25%
Texas Transmission Investment LLC (2)	125,412,500	19.75%
Name of Director or Executive Officer
James R. Adams	—	—
Don J. Clevenger (3)	—		(7)
David M. Davis (3)	—		(7)
Thomas M. Dunning (3)	—		(7)
Robert A. Estrada (3)	—		(7)
Rhys Evenden (4)	—	—
Printice L. Gary	—	—
James A. Greer (3)	—		(7)
William T. Hill, Jr.	—	—
Timothy A. Mack	—	—
Jeffrey W. Martin(6)	—	—
Allen Nye, Jr. (3)	—		(7)
Tania Ortiz(6)	—	—
Robert S. Shapard (3)	—		(7)
Richard W. Wortham III (3)	—		(7)
Steven J. Zucchet (6)	—	—
All current directors and executive officers as a group (16 persons)	—	—

(1)

Oncor Holdings beneficially owns 508,191,492 LLC Units of Oncor. The sole member of Oncor Holdings is STIH, whose sole member is STH. The address of Oncor Holdings is 1616 Woodall Rodgers Freeway, Dallas, TX 75202 and each of STIH and STH is 488 8th Avenue, San Diego, CA 92101.

(2)

Texas Transmission beneficially owns 125,412,500 LLC Units of Oncor. The sole member of Texas Transmission is Texas Transmission Finco, LLC (TTHC Finco), whose sole member is Texas Transmission Holdings Corporation (TTHC). The address of each of Texas Transmission, TTHC Finco, and TTHC is 1105 North Market Street, Suite 1300, Wilmington, DE 19801. BPC Health Corporation (BPC Health) and Borealis Power Holdings Inc. (Borealis Power) may be deemed, as a result of their ownership of 49.5% of the shares of Class A Common Stock of TTHC (Class A Shares) and 49.5% of the shares of Class B Common Stock of TTHC (Class B Shares), respectively, and certain provisions of TTHC’s Shareholders Agreement (which provide that BPC Health and Borealis Power, when acting together with Cheyne Walk Investment Pte Ltd or Hunt Strategic Utility Investment, L.L.C., may direct TTHC in certain matters), to have beneficial ownership of the 125,412,500 LLC Units owned by Texas Transmission. OMERS Administration Corporation (OAC), acting through its infrastructure entity, OMERS Management Inc., beneficially owns BPC Health and, therefore, OAC may also be deemed to have beneficial ownership of such LLC Units. Borealis Power is wholly-owned by Borealis Infrastructure Corporation and Borealis Management Trust owns 70% of the voting shares of Borealis Infrastructure Corporation. The trustee of Borealis Management Trust is Borealis Infrastructure Holdings Corporation and, therefore, Borealis Infrastructure Holdings Corporation may also be deemed to have beneficial ownership of such LLC Units. The address of OAC is 900-100 Adelaide Street West, Toronto, Ontario, Canada M5H OE2. The address of Borealis Infrastructure Holdings Corporation is 333 Bay Street, Suite 2400, Toronto, Ontario, Canada M5H 2T6. Cheyne Walk Investment Pte Ltd (Cheyne Walk) may be deemed, as a result of its ownership of 49.5% of each of the Class A Shares and the Class B Shares, and certain provisions of TTHC’s Shareholders Agreement (which provide that Cheyne Walk, when acting together with BPC Health and Borealis Power or Hunt Strategic Utility Investment L.L.C., may direct TTHC in certain matters), to have beneficial ownership of the 125,412,500 LLC Units owned by Texas Transmission. Cheyne Walk is managed and controlled by GIC Special Investments Pte Ltd (GICSI). GICSI is wholly owned by GIC Private Limited (GIC), and is the private equity and infrastructure investment arm of GIC. GIC is an investment management company established to manage Singapore’s reserves and is wholly owned by the Government of Singapore. The address of each of Cheyne Walk, GICSI and GIC is 168 Robinson Road, #37-01, Capital Tower, Singapore 068912. Hunt Strategic Utility Investment, L.L.C. (Hunt Strategic) may be deemed, as a result of its ownership of 1% of each of the Class A Shares and the Class B Shares, and certain provisions of TTHC’s Shareholders Agreement (which provide that Hunt Strategic, when acting together with BPC Health and Borealis Power or Cheyne Walk, may direct TTHC in certain matters), to have beneficial ownership of the 125,412,500 LLC Units owned by Texas Transmission. Ray L. Hunt beneficially owns Hunt Strategic and therefore Mr. Hunt may also be deemed to have beneficial ownership of such LLC Units. The address of each of Hunt Strategic and Mr. Hunt is 1900 North Akard, Dallas, Texas 75201.

(3)

On March 9, 2018, Oncor entered into the OMI Agreement with Investment LLC, Oncor Holdings and Sempra. Pursuant to the 2008 Equity Interests Plan for Key Employees of Oncor Electric Delivery Company LLC and its Affiliates, certain members of Oncor’s management, including Oncor’s executive officers and independent directors on Oncor’s board of directors, were granted the opportunity to purchase Class B equity interests (Class B Interests) in Investment LLC, an entity whose only assets consisted of equity interests in Oncor. Investment LLC held 1,396,008 of the outstanding limited liability company interests in Oncor (OMI Interests), which represent 0.22% of the outstanding membership interests in Oncor. Pursuant to the OMI Agreement, in connection with the closing of the Sempra Acquisition, OMI transferred to Oncor Holdings all of the OMI Interests in exchange for $25,959,261 in cash, which represents approximately $18.60 for each OMI Interest. The consideration was funded by a combination of fixed and floating rate notes, commercial paper and cash from operations. Following such transfer, the holders of the Class B Interests will be entitled to receive certain distributions related to certain allocable tax liabilities. Prior to entry into the OMI Agreement, the management and board of directors of Oncor may have been deemed, as a result of their management of Oncor, to have shared voting or dispositive power. Prior to March 9, 2018 and entry into the OMI Agreement, the following Named Executive Officers and directors each beneficially owned the following amounts of the outstanding non-voting membership interests of Investment LLC: Mr. Clevenger: 50,000 (including 8,702.9 of the aggregate outstanding non-voting membership interests that are held by the Salary Deferral Program on Mr. Clevenger’s behalf), Mr. Davis: 50,000 (including 19,868.4 of the aggregate outstanding non-voting membership interests that are held by the Salary Deferral Program on Mr. Davis’s behalf), Mr. Dunning: 20,000 (held by a family limited partnership, of which Mr. Dunning serves as managing general partner), Mr. Estrada: 5,000, Mr. Greer: 75,000 (including 25,000 of the aggregate outstanding non-voting membership interests that are held by the Salary Deferral Program on Mr. Greer’s behalf), Mr. Nye: 18,368, Mr. Shapard: 300,000 (held by a family limited partnership, of which Mr. Shapard serves as general partner) and Mr. Wortham: 10,000 (held by a revocable trust, of which Mr. Wortham serves as trustee and beneficiary). Following March 9, 2018 and entry into the OMI Agreement, each of the Named Executive Officers and directors beneficially own no outstanding non-voting membership interests of Investment LLC. See “Executive Compensation – Compensation Discussion and Analysis — Compensation Elements — Long-Term Incentives — Equity Interests Plan and Management Investment Opportunity” for a discussion of investments in Investment LLC by certain of Oncor’s executive officers and “Executive Compensation – Director Compensation – Purchases of Class B Interests” for a discussion of investments in Investment LLC by certain of Oncor’s independent directors. The address of each individual named in this footnote is c/o Oncor Management Investment LLC, c/o Oncor Electric Delivery Company LLC, 1616 Woodall Rodgers Freeway, Dallas, Texas, 75202, Attn: Legal Department.

(4)

Mr. Evenden is Head of Infrastructure – North America for GICSI and a Director, Treasurer, and Senior Vice President of TTHC. Mr. Evenden does not have voting or investment power over, and disclaims beneficial ownership of, the LLC Units held by Texas Transmission. The address of Mr. Evenden is c/o GIC Special Investments Pte Ltd, 280 Park Avenue, 9th Floor, New York, NY 10017.

(5)

Mr. Zucchet is Managing Director of OMERS Infrastructure Management Inc. and a Director and Senior Vice President of TTHC. Mr. Zucchet does not have voting or investment power over, and disclaims beneficial ownership of, the LLC Units held by Texas Transmission. The address of Mr. Zucchet is c/o OMERS Infrastructure Management Inc., 900-100 Adelaide Street West, Toronto, Ontario, Canada M5H OE2.

(6)

Each of Mr. Martin and Ms. Ortiz are executive officers of Sempra or affiliates of Sempra. Sempra indirectly owns 508,191,492 LLC Units of Oncor, accounting for 80.25% of Oncor’s issued and outstanding LLC Units.

(7)	Less than 1% beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND

DIRECTOR INDEPENDENCE

Policies and Procedures Relating to Related Party Transactions

Our board of directors has adopted a written policy regarding related person transactions as part of our corporate governance guidelines. Under this policy, a related person transaction shall be consummated or shall continue only if:

1.

the Audit Committee of our board of directors approves or ratifies such transaction in accordance with the policy and if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party;

2.	the transaction is approved by the disinterested members of the board of directors; or

3.	the transaction involves compensation approved by the O&C Committee of the board of directors.

For purposes of this policy, the term “related person” means any related person pursuant to Item 404 of Regulation S-K of the Securities Act, except (i) prior to the Sempra Acquisition, transactions with EFH Corp., its subsidiaries and certain entities owning or controlling more than 49% of Oncor’s equity interests, which were subject to restrictions set forth in our limited liability company agreement in effect at the time, and (ii) following the Sempra Acquisition, transactions with members of the Sempra Group (as defined in our Limited Liability Company Agreement), which transactions are subject to restrictions set forth in our current Limited Liability Company Agreement.

A “related person transaction” is a transaction between us and a related person (including any transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Act, if applicable), other than the types of transactions described below, which are deemed to be pre-approved by the Audit Committee:

1.

any compensation paid to an executive officer or director if the compensation is reported (or would have been reported, in the case of executive officers that are not named executive officers) under Item 402 of Regulation S-K of the Securities Act, provided that such executive officer or director is not an immediate family member of an executive officer or director and provided that the board of directors or the O&C Committee has approved such compensation;

2.

any transaction with another company at which a related person’s only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company’s ownership interests;

3.

any charitable contribution, grant or endowment by us to a charitable organization, foundation or university at which a related person’s only relationship is as an employee (other than an executive officer) or director;

4.

any transaction with a partnership in which a related person’s only relationship is as a limited partner, and the related person is not a general partner and does not hold another position in the partnership, and all related persons have an interest of less than 10% in the partnership;

5.

transactions where the related person’s interest arises solely from the ownership of Oncor’s equity securities and all holders of that class of equity securities received the same benefit on a pro rata basis;

6.	transactions involving a related party where the rates or charges involved are determined by competitive bids;

7.	any transaction with a related party involving the rendering of services as a common or contract carrier, or public utility, as rates or charges fixed in conformity with law or governmental authority;

8.	any transaction with a related party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar service;

9.	transactions available to all employees or customers generally (unless required to be disclosed under Item 404 of Regulation S-K of the Securities Act, if applicable);

10.	transactions involving less than $100,000 when aggregated with all similar transactions;

11.	transactions between Oncor and its subsidiaries or between subsidiaries of Oncor;

12.	transactions not required to be disclosed under Item 404 of Regulation S-K of the Securities Act; and

13.	open market purchases of Oncor or its subsidiaries’ debt or equity securities and interest payments on such debt securities.

Our board of directors has determined that it is appropriate for its Audit Committee to review and approve or ratify related person transactions. In unusual circumstances, we may enter into related person transactions in advance of receiving approval, provided that such related person transactions are reviewed and ratified as soon as reasonably practicable by the Audit Committee of the board of directors. If the Audit Committee determines not to ratify such transactions, we shall make all reasonable efforts to cancel or otherwise terminate such transactions.

The related person transactions described below under the heading “Related Party Transactions” were generally approved prior to the adoption of our related party transactions policy. Except as otherwise indicated, these transactions were approved by our board of directors.

The related person transactions policy described above also does not apply to transactions with Sempra Group Members (as defined below), which are subject to restrictions set forth in our Limited Liability Company Agreement. Accordingly, the transactions with Sempra or its subsidiaries were not approved by the board of directors or Audit Committee and were approved by our management.

Our Limited Liability Company Agreement requires certain separateness undertakings and provides that we will maintain an arm’s length relationship with Sempra Group members or any person or entity holding a direct or indirect ownership interest in Oncor or Oncor Holdings, consistent with the PUCT’s rules applicable to Oncor, and only enter into transactions, other than certain specified transactions, with Sempra Group members that are both (i) on a commercially reasonable basis, and (ii) if such transaction is material, approved by (a) a majority of the members of our board of directors, and (b) prior to a Trigger Event (as defined in our Limited Liability Company Agreement), the directors appointed by Texas Transmission, at least one of whom must be present and voting in order to approve the transaction.

Related Party Transactions

The Sponsor Group, the Texas Holdings Group and TCEH were previously related parties. As a result of the Sempra Acquisition, Sempra became a related party and the Sponsor Group and the Texas Holdings Group ceased to be related parties as of March 9, 2018. As a result of the Vistra Spin-Off, TCEH’s operating subsidiaries, including Luminant and TXU Energy, ceased to be related parties as of October 3, 2016.

Transactions with EFH Corp. and its Subsidiaries

Except as otherwise indicated, transactions described below were between us and either EFH Corp. or its wholly-owned subsidiaries (other than the subsidiary described under “– Limited Partnership Interest”) and were approved by our management.

Transactions with TCEH

We did not engage in any transactions with TCEH after the Vistra Spin-Off. Prior to the Vistra Spin-Off, we recorded revenue from TCEH, principally for electricity delivery fees to its operating subsidiaries, which totaled $715 million for the period January 1, 2016 through October 2, 2016 and $955 million for the year ended December 31, 2015. The fees are based on rates regulated by the PUCT that apply to all REPs. These revenues included approximately $1 million for the period January 1, 2016 through October 2, 2016 and $1 million for the year ended December 31, 2015 pursuant to a transformer maintenance agreement with TCEH. Our balance sheets at December 31, 2017 and 2016 both reflect accounts receivable from affiliates totaling zero as Luminant and TXU Energy ceased to be related parties as of October 3, 2016.

Services Provided by EFH Subsidiaries

EFH Corp. subsidiaries charged us for certain administrative services at cost. These costs, which are reported in operation and maintenance expenses, totaled zero, $1 million and $17 million for the years ended December 31, 2017, 2016 and 2015, respectively, and include the administrative fees paid to EFH Corp. as discussed under “Health and Welfare Benefit Agreements” below.

Services Provided to EFH Subsidiaries

Subsidiaries of EFH Corp. paid us zero, $215,000 and $939,000 for the years ended December 31, 2017, 2016 and 2015, respectively, with respect to services we provided to EFH Corp. subsidiaries (excluding revenue, including electricity delivery fees, collected from TCEH). These services included relocations, various studies, reimbursements of amounts owed by EFH Corp. to us under the Oncor OPEB Plan, administrative fees owed by EFH Corp. to us in connection with the Oncor OPEB Plan, and other services for the years ended December 31, 2016 and 2015.

Real Estate Transactions/Shared Facilities

We and EFH Corp. subsidiaries also billed each other for shared facilities. Our payments to EFH Corp. and/or its subsidiaries with respect to shared facilities (including lease payments, utilities and telecommunications equipment) totaled zero, $3 million and $4 million for the years ended December 31, 2017, 2016 and 2015. Payments we received from EFH Corp. and/or its subsidiaries with respect to shared facilities totaled $1 million and $2 million for the years ended December 31, 2016 and 2015.

Pension and OPEB Plans

We sponsor the Oncor Retirement Plan and also have liabilities under the Vistra Retirement Plan (formerly the EFH Retirement Plan), both of which are qualified pension plans under Section 401(a) of the Code, and are subject to the provisions of ERISA. Employees do not contribute to either plan.

In connection with the Vistra Spin-Off, the Vistra Retirement Plan ceased to be sponsored by an affiliate of ours as of October 3, 2016. In 2016 and 2015, we made cash contributions to the Vistra Retirement Plan trust totaling zero and $51 million, respectively. These amounts represent our obligations for certain employees of EFH Corp.’s predecessor at the time of deregulation of the Texas electricity market. PURA allows for our recovery of those costs and, as a result, in 2005 we entered into an agreement with EFH Corp.’s predecessor to assume those costs.

For additional information on pension and OPEB plans, see Note 10 to Annual Financial Statements.

Until December 31, 2014, Oncor employees participated in the EFH Thrift Plan, a defined contribution plan. Effective January 1, 2015, Oncor established the Oncor Thrift Plan as a spin off from the EFH Thrift Plan. Pursuant to an agreement between Oncor and EFH Corp., all assets relating to the thrift plan accounts of Oncor participants were transferred from the EFH Thrift Plan to the Oncor Thrift Plan in January 2015.

Tax-Sharing Agreement

We are not a member of another entity’s consolidated tax group, but our owners’ federal income tax returns include their portion of our results. Under the terms of a tax sharing agreement among us, Oncor Holdings, Texas Transmission, Investment LLC and STH (as successor to EFH Corp.), we are generally obligated to make payments to our owners pro rata in accordance with their respective membership interests, in an aggregate amount that is substantially equal to the amount of federal income taxes that we would have been required to pay if we were filing our own corporate income tax return. For periods prior to the tax sharing agreement (entered into in October 2007 and amended and restated in November 2008), we are responsible for our share of redetermined tax liability for the EFH Corp. consolidated tax group. EFH Corp. also included, and STH will include, our results in its consolidated Texas margin tax payments, which are accounted for as income taxes and calculated as if we were filing our own return. See discussion in Note 1 to Annual Financial Statements under “Provision in Lieu of Income Taxes.” Under the “in lieu of” tax concept, all in lieu of tax assets and tax liabilities represent amounts that will eventually be settled with our members. In the event such amounts are not paid under the tax sharing agreement, it is probable that this regulatory liability would continue to be included in Oncor’s rate setting processes.

At September 30, 2018, we had payables from members under the agreement related to federal income taxes totaling $16 million ($13 million due to STH and $3 million due to Texas Transmission and Investment LLC) and a current Texas margin tax payable to STH totaling $16 million. At December 31, 2017, we had receivables from members under the agreement related to federal income taxes totaling $26 million ($21 million due from EFH Corp. and $5 million due from Texas Transmission and Investment LLC) and a current Texas margin tax payable to EFH Corp. totaling $21 million. At December 31, 2016, we had receivables from members under the agreement related to federal income taxes totaling $80 million ($62 million due from EFH Corp. and $18 million due from Texas Transmission and Investment LLC) and a current Texas margin tax payable to EFH Corp. totaling $20 million.

We made in lieu of income tax payments totaling $49 million (including $68 million in federal income tax-related payments to members other than EFH Corp.) in the nine months ended September 30, 2018.

We received a net in lieu of income tax refund of $94 million (including $12 million in federal income tax-related refunds from members other than EFH Corp) in the year ended December 31, 2017.

We made in lieu of income tax payments totaling $20 million (no income tax-related payments to members other than EFH Corp.) in the year ended December 31, 2016.

We made in lieu of income tax payments totaling $159 million (including $27 million in federal income tax-related payments to members other than EFH Corp.) in the year ended December 31, 2015.

Pursuant to the terms of Investment LLC’s limited liability company agreement, Investment LLC dividends cash it receives from us to the holders of Class B Interests pro rata in accordance with their Class B Interests. See “Executive Compensation – Compensation Discussion and Analysis – Compensation Elements – Long-Term Incentives – Equity Interests Plan and Management Investment Opportunity” for a discussion of investments in Investment LLC by certain of our executive officers and “Executive Compensation—Director Compensation – Purchases of Class B Interests” for a discussion of investments in Investment LLC by certain of our independent directors. The amounts distributed by Investment LLC to the holders of Class B Interests consist of both (1) Investment LLC’s pro rata share of any dividends we pay to members with respect to our earnings, and (2) Investment LLC’s pro rata share of any amounts we pay to members pursuant to our obligations under the tax sharing agreement.

Transactions with the Sponsor Group

The Sponsor Group was an affiliate of ours until closing of the Sempra Acquisition on March 9, 2018. Affiliates of the Sponsor Group have (1) sold, acquired or participated in the offerings of our debt or debt securities in open market transactions or through loan syndications, and (2) performed various financial advisory, dealer, commercial banking and investment banking services for us and certain of our affiliates for which they have received customary fees and expenses.

Transactions with Portfolio Companies of Certain of our Beneficial Owners

The beneficial owners of the Sponsor Group and Texas Transmission include private equity companies and hedge funds who make debt and equity investments in multiple companies (Portfolio Companies) in the ordinary course of their business. We have in the past entered into, and may continue to enter into, transactions with Portfolio Companies or their affiliates, which may result in revenues to members of the Sponsor Group or the beneficial owners of Texas Transmission in excess of $120,000 annually. For example, KKR, a member of the Sponsor Group, acquired 16.6% of the beneficial ownership of Willbros Group, Inc. in March 2015 and in 2017 beneficially owned approximately 16% of Willbros Group, Inc. We paid subsidiaries of Willbros Group, Inc. approximately $219.43 million, $188.35 million and $174.16 million in 2017, 2016 and 2015, respectively, for transmission and distribution construction services, and paid them approximately $35 million for the period from January 1, 2018 until March 8, 2018 (the day before the closing of the Sempra Acquisition, when the Sponsor Group ceased to be an affiliate of Oncor). We are also party to an agreement with NorthgateArinso, Inc. (“NGA”) for human resources services and software solutions, and paid NGA $3,289,224, $3,182,627 and $3,141,784 in 2017, 2016 and 2015, respectively, and $701,282 for the period from January 1, 2018 until March 8, 2018. Goldman, Sachs & Co. (“Goldman”), a member of the Sponsor Group, acquired a majority of the beneficial ownership of NGA’s outstanding equity in late 2015. KKR beneficially owned a majority of the outstanding equity of NGA prior to Goldman’s acquisition of a majority of NGA’s equity. These transactions with subsidiaries of Willbros Group, Inc. and NGA were ratified by our Audit Committee in accordance with our related party transactions policy.

Transactions with Officers and Directors

SARs Exercise Agreements

In November 2012, our board of directors accepted for early exercise all outstanding SARs issued under the SARs Plan and the Director SARs Plan. The early exercise was completed pursuant to the provision of the plans that permits the board to accelerate the vesting and exercisability of SARs. Each of our executive officers and certain of our independent directors (currently Messrs. Dunning, Estrada and Wortham) were participants in the SARs early exercise in 2012. In connection with the early exercise, each participant in the plans entered into an exercise agreement that entitled each participant to: (1) an exercise payment (Exercise Payment) equal to the number of SARs exercised multiplied by the difference between $14.54 and the base price of the SARs (as stated in the award letter for each SARs grant); and (2) the accrual of interest on all dividends declared to date with respect to the SARs, but no further dividend accruals. As a result of the early exercise, in 2012 we paid an aggregate of approximately $64 million related to Exercise Payments ($57 million charged to expense), $35 million of which was attributable to our executive officers and $250,000 of which was attributable to independent directors that participated in the Director SARs Plan. We also began accruing interest on approximately $18 million in aggregate dividends. The dividends and interest are payable when dividends would become payable under the SARs Plan, which is generally upon a participant’s death, disability, separation from service, unforeseeable emergency, or a change in control, each as defined by section 409A of the Code. In the years ended December 31, 2017, 2016 and 2015, and for the period from January 1, 2018 until March 9, 2018 (the Closing of the Sempra Acquisition), we recognized $764,000, $718,000, and $713,000, respectively, in accretion and interest related to dividends with respect to executive officers’ dividend accounts, and $3,000 for each of those years with respect to Director SARs Plan accounts. SARs Plan and Director SARs Plan dividend and interest accounts were paid in full in 2018 connection with the closing of the Sempra Acquisition. The dividends and interest became payable as a result of the Sempra Acquisition, and we distributed the amounts in such accounts on April 30, 2018, of which an aggregate of $11,731,862 was distributed to individuals who participated in the SARs Plan and served as executive officers in 2018, and $53,370 was distributed to current disinterested directors who participated in the Directors SARs Plan.

Management Investment Opportunity

Each executive officer participating in the Management Investment Opportunity entered into a management stockholder’s agreement and sale participation agreement with us. Each director that purchased Class B Interests of Investment LLC in 2009 entered into a director stockholder’s agreement and a sale participation agreement with us. Prior to the March 9, 2018 consummation of the Sempra Acquisition, each of our executive officers was a party to a management stockholder’s agreement and a sale participation agreement, and each of Messrs. Dunning, Estrada and Wortham was a party to a director stockholder’s agreement and a sale participation agreement. In connection with the Sempra Acquisition, the management stockholder’s agreement, the director stockholder’s agreement and the related sale participation agreements were terminated. For more information on the Management Investment Opportunity, see “Executive Compensation – Compensation Discussion and Analysis – Compensation Elements – Long-term Incentives – Equity Interests Plan and Management Investment Opportunity” and “Director Compensation – Purchases of Class B Interests.”

Transactions with Sempra

Third Amended and Restated Limited Liability Company Agreement of Oncor

The Third Amended and Restated Limited Liability Company Agreement of Oncor (as amended, Limited Liability Company Agreement), among other things, sets out the members’ respective governance rights in respect of their ownership interests in Oncor. Among other things, the Limited Liability Company Agreement provides for the management of Oncor by a board of directors consisting of 13 members, including at least seven Disinterested Directors (as defined in the Limited Liability Company Agreement), two directors designated by Texas Transmission (subject to certain conditions), two directors designated indirectly by Sempra and two directors that are current or former officers of Oncor. Texas Transmission also has the right to designate one non-voting observer to the board of directors, who is entitled to attend all meetings of the board of directors (subject to certain exceptions) and receive copies of all notices and materials provided to the board of directors.

The Limited Liability Company Agreement prohibits Oncor and its subsidiaries from taking certain material actions outside the ordinary course of business without prior approvals by the members, some or all of the Disinterested Directors and/or the directors designated by one or more of the members. Additionally, the Limited Liability Company Agreement contains provisions regulating capital accounts of members, allocations of profits and losses and tax allocation and withholding.

The Limited Liability Company Agreement also requires that any changes to Oncor’s procedures and limitations on declaring and paying distributions be approved by (i) a majority of the Disinterested Directors, (ii) all of the Sempra directors and (iii) the Texas Transmission director(s) present and voting, provided that at least one Texas Transmission director must be present and voting in order to approve such matter. In addition, any annual or multi-year budget with an aggregate amount of capital or operating and maintenance expenditures that are greater than or less than 10% of the capital or operating and maintenance expenditures in the annual budget for the immediately prior fiscal year or multi-year period, as applicable, must be approved by (a) a majority of the Disinterested Directors and (b) the Texas Transmission director(s) present and voting, provided that at least one Texas Transmission director must be present and voting in order to approve such action. Also, any acquisition of or investment in any third party which involves the purchase of or investment in assets located outside the State of Texas for consideration in an amount greater than $1.5 billion must be approved by (a) a majority of the Disinterested Directors and (b) the Texas Transmission director(s) present and voting, provided that at least one Texas Transmission director must be present and voting in order to approve such action.

Registration Rights Agreement

In November 2008, we entered into a registration rights agreement (Registration Rights Agreement) by and among us, Oncor Holdings, Texas Transmission and STH (formerly EFH Corp.). The Registration Rights Agreement grants customary registration rights to certain of our members. Subject to certain limitations set forth in the Registration Rights Agreement, these rights include, without limitation, the following: (i) the right of Oncor Holdings at any time, and after ten years from the date of the Registration Rights Agreement, the right of Texas Transmission, to demand that we register a specified amount of membership interests in accordance with the Securities Act; (ii) the right of both Oncor Holdings and Texas Transmission to demand registration of a specified amount of membership interests following an initial public offering; and (iii) the right of all members that are parties to the Registration Rights Agreement to have their membership interests registered if we propose to file a registration statement relating to an offering of membership interests (with certain exceptions).

Subject to certain exceptions, whenever we are required to effect the registration of any membership interests pursuant to the Registration Rights Agreement, we have agreed to use our best efforts to cause the applicable registration statement to become effective, and to keep each such registration statement effective until the earlier of (a) at least 180 days (or two years for a shelf registration statement) or (b) the time at which all securities registered under such registration statement have been sold.

Investor Rights Agreement

The investor rights agreement dated as of November 5, 2008, by and among Oncor, Oncor Holdings, Texas Transmission, STH (formerly EFH Corp.) and any other persons that subsequently become a party thereto (Investor Rights Agreement) governs certain rights of certain members of Oncor and STH arising out of their direct or indirect ownership of Oncor membership interests, including, without limitation, transfers of Oncor membership interests and restrictions thereon. Texas Transmission may transfer its Oncor membership interests under a registration statement or pursuant to applicable securities laws. The Investor Rights Agreement also grants Texas Transmission certain “tag-along” rights in relation to certain sales of Oncor membership interests by Oncor Holdings. Subject to certain conditions, these “tag-along” rights allow Texas Transmission to sell a pro-rata portion of its Oncor membership interests in the event of a sale of Oncor membership interests by Oncor Holdings on the same terms as Oncor Holdings would receive for its Oncor membership interests. The agreement further provides that under certain offerings of equity securities occurring before an initial public offering of Oncor, Texas Transmission and Oncor Holdings will receive preemptive rights to purchase their pro-rata share of the equity securities to be sold pursuant to such offerings. The Investor Rights Agreement also provides STH and Sempra with a right of first refusal to purchase any Oncor membership interests to be sold in a permitted sale by Texas Transmission or its permitted transferees.

Additionally, STH, Sempra, certain of Sempra’s subsidiaries and Oncor Holdings have certain “drag-along” rights in relation to offers from third-parties to purchase their directly or indirectly owned membership interests in Oncor, where the resulting sale would constitute a change of control of Oncor. These “drag-along” rights compel Texas Transmission and all other members of Oncor to sell or otherwise transfer their membership interests in Oncor on substantially the same terms as STH, Sempra or Oncor Holdings (as applicable). Pursuant to the Investor Rights Agreement, all members of Oncor that have entered into such agreement must cooperate with Oncor in connection with an initial public offering of Oncor.

Director Independence

Our Limited Liability Company Agreement provides that seven members of our board of directors must be deemed disinterested. For a director to be deemed disinterested, our board of directors must affirmatively determine that such director does not have a material relationship with Sempra, Oncor or their respective successors and subsidiaries. In addition, under our Limited Liability Company Agreement, to be deemed disinterested, a director must also meet the independence standards in Section 303A of the New York Stock Exchange Manual in all material respects.

We have determined that Messrs. Adams, Dunning, Estrada, Gary, Hill, Mack and Wortham are disinterested directors under the standards in our Limited Liability Company Agreement.

Mr. Shapard is our Chairman of the Board and presides at all meetings of our board of directors. Mr. Shapard was appointed Chairman of the Board effective upon the closing of the Sempra Acquisition on March 9, 2018. Mr. Dunning is the Lead Disinterested Director of our board of directors and has served in such role since July 2010. The Lead Disinterested Director performs such duties and responsibilities as may be specified by the board.

Our board of directors has designated an Audit Committee, Nominating and Governance Committee and Organization and Compensation Committee to exercise certain powers and authorities of the board of the directors. Members of these committees are not required by our Limited Liability Company Agreement or board of directors to meet any independence standards. Mr. Zucchet has served on the Organization and Compensation Committee since May 2010 and was also appointed to the Nominating and Governance Committee effective February 2011. Mr. Evenden, who was appointed by Texas Transmission to our board of directors in October 2014, was appointed to the Audit Committee effective October 2014.    Mr. Martin, who was appointed by Sempra (through Oncor Holdings) to our board of directors on March 9, 2018 upon closing of the Sempra Acquisition, was appointed to the Audit Committee effective April 2018. Debra L. Reed, who was appointed by Sempra (through Oncor Holdings) to our board of directors on March 9, 2018 upon closing of the Sempra Acquisition, was appointed to the Organization and Compensation Committee effective April 2018. Ms. Reed served on our board of directors until July 2018. Ms. Ortiz, who was appointed by Sempra (through Oncor Holdings) to our board of directors in July 2018, was appointed to the Organization and Compensation Committee effective July 2018. None of Messrs. Evenden, Martin, or Zucchet or Mses. Reed or Ortiz qualifies as a disinterested director for purposes of our Limited Liability Company Agreement.

For information on the board of directors that was effective upon closing of the Sempra Acquisition, see “Directors and Executive Officers – Sempra Acquisition Director Changes.”

THE EXCHANGE OFFERS

Purpose and Effect of the Exchange Offers

The outstanding 2028 notes and the outstanding 2048 notes were sold to the initial purchasers on August 10, 2018 pursuant to a purchase agreement. The initial purchasers subsequently sold the outstanding notes to qualified institutional buyers (as defined in Rule 144A under the Securities Act) in reliance on Rule 144A, and to persons in offshore transactions in reliance on Regulation S under the Securities Act. Pursuant to an exchange offer, the outstanding 2029 notes were issued on November 30, 2018 in exchange for an equal principal amount of our then-outstanding 7% debentures due 2022. The exchange offer was made only to qualified institutional buyers in reliance on Rule 144A, and to persons in offshore transactions in Reliance on Regulation S under the Securities Act.

In connection with the issuances of the outstanding notes, we entered into registration rights agreements with the initial purchasers of the private offering and the dealer-managers of the exchange offer, respectively, in which we agreed, under certain circumstances, to file a registration statement relating to offers to exchange the outstanding notes for exchange notes and to use commercially reasonable efforts to cause such registration statement to be declared effective under the Securities Act no later than 270 days after the issue date of the applicable outstanding notes and to consummate the exchange offers no later than 315 days after the issue dates of the applicable outstanding notes. The exchange notes will have terms identical in all material respects to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the applicable registration rights agreement.

Under the circumstances set forth below, we will use commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes within the time periods specified in the applicable registration rights agreement and keep the statement effective for two years after the effective date of the shelf registration statement, subject to extension under the terms of the applicable registration rights agreement, or such shorter period terminating when all of the notes cease to be Registrable Securities (as defined in the applicable registration rights agreement). These circumstances include:

•

if because of any changes in law, SEC rules or regulations or applicable interpretations thereof by the SEC, the exchange notes received by holders, other than certain specified holders, are not or would not be transferable by such holders without restriction under the Securities Act;

•	if the exchange offers are not consummated within 315 days after the dates of issuance of the applicable outstanding notes;

•

if any holder of notes notifies us prior to the 20th business day following the completion of the exchange offers that (a) it is prohibited by law or SEC policy from participating in the exchange offers, (b) it may not resell the exchange notes to the public without delivering a prospectus (other than the prospectus in the registration statement relating to the exchange offers), or (c) it is a broker-dealer and owns notes acquired directly from us or an affiliate; or

•	if we elect to file a shelf registration statement covering resales of the notes in lieu of (or in case of the immediately preceding circumstance, in addition to) conducting the exchange offers.

Except for certain circumstances specified in the registration rights agreements, if (1) a registration statement relating to the exchange offers or a shelf registration statement has not become or been declared effective by the deadlines discussed above, (2) the exchange offers have not been consummated by the deadlines discussed above, or (3) a registration statement relating to the notes has been declared effective and such registration statement ceases to be effective at any time during the applicable registration period (subject to certain exceptions) (each of (1), (2) and (3) above, a Registration Default; each period during which a Registration Default has occurred and is continuing, a Registration Default Period), then, as liquidated damages for the Registration Default, additional interest shall accrue on the principal amount of the affected notes at a rate of 0.50% per annum with respect to the outstanding notes over the interest rate otherwise provided for under the outstanding notes for the remaining period during which a Registration Default continues, but not later than the second anniversary of the issue date of the outstanding notes. If we cure all Registration Defaults, the interest rate on the notes will revert to the original level.

If you wish to exchange your outstanding notes for exchange notes in any of the exchange offers, you will be required to make the following written representations:

•	you are not our affiliate within the meaning of Rule 405 of the Securities Act;

•

you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes and that it did not purchase its outstanding notes from us or any of our affiliates. See “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offers without complying with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our affiliate within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

If you are our affiliate, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

•

you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

•

in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offers. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Our belief that the exchange notes may be offered for resale without compliance with the registration or prospectus delivery provisions of the Securities Act is based on interpretations of the SEC for other exchange offers that the SEC expressed in some of its no-action letters to other issuers in exchange offers like ours. We cannot guarantee that the SEC would make a similar decision about our exchange offers. If our belief is wrong, or if you cannot truthfully make the representations mentioned above, and you transfer any exchange note issued to you in the exchange offers without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from such requirements, you could incur liability under the Securities Act. We are not indemnifying you for any such liability.

Terms of the Exchange Offers

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange in the exchange offers any outstanding notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding notes may only be tendered in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. We will issue exchange notes in principal amount identical to outstanding notes surrendered in the exchange offers.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreements to complete the exchange offers, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the Indenture. For a description of the Indenture, see “Description of the Notes.”

The exchange offers are not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offers. We intend to conduct the exchange offers in accordance with the provisions of the registration rights agreements, the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offers will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the Indenture relating to such holders’ series of outstanding notes, except we will not have any further obligation to you to provide for the registration of the outstanding notes under the registration rights agreements.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the registration rights agreements, we expressly reserve the right to amend or terminate the exchange offers and to refuse to accept the occurrence of any of the conditions specified below under “—Conditions to the Exchange Offers.”

If you tender your outstanding notes in the exchange offers, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offers. It is important that you read “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offers.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes and that you did not purchase your outstanding notes from us or any of our affiliates. Read “Plan of Distribution” for more details regarding the transfer of exchange notes.

We make no recommendation to you as to whether you should tender or refrain from tendering all or any portion of your outstanding notes into the exchange offers. In addition, no one has been authorized to make this recommendation. You must make your own decision whether to tender into the exchange offers and, if so, the aggregate amount of outstanding notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisors, if any, based on your financial position and requirements.

Expiration Date, Extensions and Amendments

The exchange offers expire at 5:00 p.m., New York City time, on January 24, 2019, which we refer to as the “expiration date”. However, if we, in our sole discretion, extend the period of time for which the exchange offers are open, the term “expiration date” will mean the latest date to which we shall have extended the expiration of the exchange offers.

To extend the period of time during which the exchange offers are open, we will notify the exchange agent of any extension by written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes (only in the case that we amend or extend the exchange offers);

•

to extend the expiration date and retain all outstanding notes tendered in the exchange offers, subject to your right to withdraw your tendered outstanding notes as described under “—Withdrawal Rights”;

•	to terminate the exchange offers if we determine that any of the conditions set forth below under “—Conditions to the Exchange Offers” have not been satisfied; and

•

subject to the terms of the registration rights agreements, to amend the terms of the exchange offers in any manner or waive any condition to the exchange offers. In the event of a material change in the exchange offers, including the waiver of a material condition, we will extend the offer period, if necessary, so that at least five business days remain in such offer period following notice of the material change.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice (which may take the form of a press release or other public announcement) to the registered holders of the outstanding notes. If we amend any of the exchange offers in a manner that we determine to constitute a material change, or if we waive a material condition to the exchange offers, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of applicable outstanding notes of that amendment.

In the event we terminate the exchange offers, all outstanding notes previously tendered and not accepted for payment will be returned promptly to the tendering holders.

Conditions to the Exchange Offers

Despite any other term of the exchange offers, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes, and we may terminate or amend any of the exchange offers as provided in this prospectus prior to the expiration date if in our reasonable judgment:

•	the exchange offers or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•

any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offers that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offers.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “—Purpose and Effect of the Exchange Offers;” or

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offers are open. Consequently, we may delay acceptance of any outstanding notes by giving written notice of such extension to the holders. We will return any outstanding notes that we do not accept for exchange for any reason without expense to the tendering holder promptly after the expiration or termination of the exchange offers. We also expressly reserve the right to amend or terminate any of the exchange offers and to reject for exchange any outstanding notes not previously accepted for exchange if we determine that any of the conditions of the exchange offers specified above have not been satisfied. We will give written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Written notice to the holders may take the form of a press release or other public announcement.

We reserve the right to waive any defects, irregularities or conditions to the exchange as to particular outstanding notes. These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times prior to the expiration of the exchange offers in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offers.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (TIA).

Procedures for Tendering Outstanding Notes

To tender your outstanding notes in the exchange offers, you must comply with either of the following:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “—Exchange Agent” prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition:

•	the exchange agent must receive certificates for outstanding notes along with the letter of transmittal prior to the expiration of the exchange offers;

•

the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration of the exchange offers; or

•	you must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•

the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	we may enforce that agreement against such participant.

DTC is referred to herein as a “book-entry transfer facility.”

Your tender, if not withdrawn prior to the expiration of the exchange offers, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, letters of transmittal and all other required documents to the exchange agent is at your election and risk. Delivery of such documents will be deemed made only when actually received by the exchange agent. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. If you determine to make delivery by mail, we suggest that you use properly insured, registered mail with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration of the exchange offers. Letters of transmittal and certificates representing outstanding notes should be sent only to the exchange agent, and not to us or to any book-entry transfer facility. No alternative, conditional or contingent tenders of outstanding notes will be accepted. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration of the exchange offers. Signatures on the letter of transmittal or a notice of withdrawal (as described below in “–Withdrawal Rights”), as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority (FINRA), a commercial bank or trust company having an office or correspondent in the U.S. or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes, and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal, any certificates representing outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender outstanding notes. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of outstanding notes for exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent.

Book-Entry Delivery Procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC, as the book-entry transfer facility, for purposes of the exchange offers. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, or a “book-entry confirmation,” prior to the expiration date.

In addition, in order to receive exchange notes for tendered outstanding notes, an agent’s message in connection with a book-entry transfer into the exchange agent’s account at the book-entry transfer facility or the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents must be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration of the exchange offers. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent prior to the expiration of the exchange offers must tender their outstanding notes according to the guaranteed delivery procedures described below. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes, but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC’s Automatic Tender Offer Program in the case of outstanding notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•

prior to the expiration date of the exchange offers, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, with any required signature guarantees or a properly transmitted agent’s message, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent’s account at DTC and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding notes according to the guaranteed delivery procedures.

Acceptance of Outstanding Notes for Exchange

In all cases, we will promptly issue exchange notes for outstanding notes that we have accepted for exchange under the exchange offers only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

We will interpret the terms and conditions of the exchange offers, including the letter of transmittal and the instructions to the letter of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in our or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration of the exchange offers.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. None of Oncor, the exchange agent or any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any certificates representing outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration of the exchange offers or termination of the exchange offers.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by facsimile or letter, of withdrawal at its address set forth below under “—Exchange Agent”; or

•	you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility, including time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offers. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offers. Properly withdrawn outstanding notes may be retendered by following the procedures described under “— Procedures for Tendering Outstanding Notes” above at any time prior to the expiration of the exchange offers.

Exchange Agent

The Bank of New York Mellon Trust Company, N.A. has been appointed as the exchange agent for the exchange offers. The Bank of New York Mellon Trust Company, N.A also acts as trustee under the Indenture. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Mail, Overnight Courier or Hand Delivery:	By Facsimile Transmission
(eligible institutions only):
The Bank of New York Mellon Trust Company, N.A. 111 Sanders Creek East Syracuse, New York 13057 Attn: Corporate Trust Reorg Operations – Pamela Adamo	(732) 667-9408 To Confirm by Telephone: (315) 414-3317

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile to a number other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

The registration rights agreements provide that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offers. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offers and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offers.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchanges. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offers. We will record the expenses of the exchange offers as incurred.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchanges of outstanding notes under the exchange offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offers.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offers be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes for exchange notes under the exchange offers, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes:

•

as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws;

•

as otherwise set forth in the offering memorandum dated on or around August 7, 2018 distributed in connection with the private offering of the outstanding 2028 notes and the outstanding 2048 notes; and

•	as otherwise set forth in the offering memorandum dated on or around October 29, 2018 distributed in connection with the exchange offer with respect to the outstanding 2029 notes.

In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

Participating in the exchange offers is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offers or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF THE NOTES

General

The Indenture and an officer’s certificate relating to each series of the notes (collectively, Officer’s Certificates) establish the terms of the notes. The notes are a series of debt securities that we may issue under the Indenture. The notes and all other debt securities issued under the Indenture are collectively referred to herein as Debt Securities. The Indenture permits us to issue an unlimited amount of Debt Securities from time to time, subject to certain limitations under the Indenture and the Deed of Trust. See “— Securing Additional Obligations” and “— Limitation on Secured Debt” below. All Debt Securities of any one series need not be issued at the same time, and a series may be reopened for issuances of additional Debt Securities of such series. This means that we may from time to time, without the consent of the existing holders of the notes of any series, create and issue further Debt Securities having the same terms and conditions as the notes in all respects, except for issue date, issue price and, if applicable, the initial interest payment on such Debt Securities. Additional Debt Securities issued in this manner will be consolidated with, and will form a single series with, the applicable series of notes.

The Indenture, the Officer’s Certificates and the Deed of Trust contain the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the notes, the Indenture or the Deed of Trust. This summary is subject to and qualified in its entirety by reference to all the provisions of the Indenture, the Officer’s Certificates and the Deed of Trust, including definitions of certain terms used therein. We also include references in parentheses to certain sections of the Indenture and Deed of Trust. Whenever we refer to particular sections or defined terms of the Indenture or the Deed of Trust in this prospectus, those sections or defined terms are incorporated by reference herein.

The notes and other Debt Securities issued under the Indenture will rank equally with all of our other senior indebtedness that is secured by the Collateral. The exchange notes will be senior in right of payment to all subordinated indebtedness. At September 30, 2018, we had $6.126 billion principal amount of senior secured debt outstanding, which is secured by the Collateral.

The exchange notes will be issuable in the form of fully registered notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Exchange notes will be represented by one or more global certificates, will be issued only in fully registered form and, when issued, will be registered in the name of Cede & Co., as registered owner and as nominee for DTC. Exchange notes sold pursuant to Regulation S will be evidenced by one or more separate global certificates and will be registered in the name of Cede & Co., as registered owner and as nominee for DTC for the accounts of Euroclear and Clearstream Banking. DTC will act as securities depository for the exchange notes, with certain exceptions. Purchases of beneficial interests in these global certificates will be made in book-entry form. See “—Book-Entry” below.

The notes may be transferred without charge, other than for applicable taxes or other governmental charges, at The Bank of New York Mellon, New York, New York.

Maturity and Interest

The 2028 exchange notes will mature on November 15, 2028, the 2029 exchange notes will mature on March 15, 2029 and the 2048 exchange notes will mature on November 15, 2048. Interest on the exchange notes will:

•	be payable in U.S. dollars on the 2028 exchange notes, the 2029 exchange notes and the 2048 exchange notes at the rate of 3.70%, 5.75% and 4.10% a year, respectively;

•

be computed for each interest period on the basis of a 360-day year consisting of twelve 30-day months and, with respect to any period less than a full month, on the basis of the actual number of days elapsed during the period;

•	with respect to the 2028 exchange notes and the 2048 exchange notes, be payable semi-annually in arrears on May 15 and November 15 of each year, and at maturity, beginning on November 15, 2018;

•	with respect to the 2029 exchange notes, be payable semi-annually in arrears on March 15 and September 15 of each year, and at maturity, beginning on March 15, 2019;

•

accrue from, and including, the most recent date to which interest has been paid, or if no interest has been paid, from and including August 10, 2018 for the 2028 exchange notes and the 2048 exchange notes, and November 30, 2018 for the 2029 exchange notes; and

•

be paid to the persons in whose names the exchange notes are registered at the close of business on the 15th calendar day before each interest payment date for the exchange notes. We will not be required to make transfers or exchanges of the exchange notes for a period of 15 calendar days before an interest payment date.

If any interest payment date, maturity date or redemption date falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day, and no interest on such payment will accrue for the period from and after the interest payment date, maturity date or redemption date to such next succeeding business day. The term “business day” means, with respect to any note, any day, other than a Saturday or Sunday, which is not a day on which banking institutions or trust companies in The City of New York are generally authorized or required by law, regulation or executive order to remain closed.

Optional Redemption

We may redeem the 2028 exchange notes, in whole or in part, at our option, at any time. If we redeem all or any part of the 2028 exchange notes prior to August 15, 2028, we will pay a “make whole” redemption price equal to the greater of:

•	100% of the principal amount of the 2028 exchange notes being redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest (excluding the portion of any such interest accrued to the redemption date) on the 2028 exchange notes being redeemed that would be due if the 2028 exchange notes matured on August 15, 2028, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 0.125%, plus, in each case, accrued interest to, but not including, the redemption date of the 2028 exchange notes being redeemed.

On or after August 15, 2028, in the case of the 2028 exchange notes, we may redeem the 2028 exchange notes, at any time, in whole or in part, at our option at a redemption price equal to 100% of the principal amount of such 2028 exchange notes, plus accrued and unpaid interest to, but not including, the redemption date of the 2028 exchange notes.

We will give notice of our intent to redeem the 2028 exchange notes at least 30 days prior to the redemption date.

We may redeem the 2029 exchange notes, in whole or in part, at our option, at any time. If we redeem all or any part of the 2029 exchange notes prior to December 15, 2028, we will pay a “make whole” redemption price equal to the greater of:

•	100% of the principal amount of the 2029 exchange notes being redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest (excluding the portion of any such interest accrued to the redemption date) on the 2029 exchange notes being redeemed that would be due if the 2029 exchange notes matured on December 15, 2028, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 0.50%, plus, in each case, accrued interest to, but not including, the redemption date of the 2029 exchange notes being redeemed.

On or after December 15, 2028, in the case of the 2029 exchange notes, we may redeem the 2029 exchange notes, at any time, in whole or in part, at our option at a redemption price equal to 100% of the principal amount of such 2029 exchange notes, plus accrued and unpaid interest to, but not including, the redemption date of the 2029 exchange notes.

We will give notice of our intent to redeem the 2029 exchange notes at least 30 days prior to the redemption date.

We may redeem the 2048 exchange notes, in whole or in part, at our option, at any time. If we redeem all or any part of the 2048 exchange notes prior to May 15, 2048, we will pay a “make whole” redemption price equal to the greater of:

•	100% of the principal amount of the 2048 exchange notes being redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest (excluding the portion of any such interest accrued to the redemption date) on the 2048 exchange notes being redeemed that would be due if the 2048 exchange notes matured on May 15, 2048, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 0.150%, plus, in each case, accrued interest to, but not including, the redemption date of the 2048 exchange notes being redeemed.

On or after May 15, 2048, in the case of the 2048 exchange notes, we may redeem the 2048 exchange notes, at any time, in whole or in part, at our option at a redemption price equal to 100% of the principal amount of such 2048 exchange notes, plus accrued and unpaid interest to, but not including, the redemption date of the 2048 exchange notes.

We will give notice of our intent to redeem the 2048 exchange notes at least 30 days prior to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed (assuming for this purpose that the 2028 exchange notes matured on August 15, 2028, the 2029 exchange notes matured on December 15, 2028 and the 2048 exchange notes matured on May 15, 2048) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, on the third business day preceding such redemption date, as set forth in the H. 15 Daily Update of the Federal Reserve Bank or (ii) if such release, or any successor release, is not published or does not contain prices on such business day, the Reference Treasury Dealer Quotation actually obtained by the Trustee for such redemption date.

“H.15 (519)” means the weekly statistical release entitled “H.15 (519) Selected Interest Rates”, or any successor publication, published by the Board of Governors of the Federal Reserve System.

“H.15 Daily Update” means the daily update of H.15 (519) available through the worldwide website of the Board of Governors of the Federal Reserve System or any successor site or publication.

“Independent Investment Banker” means the Reference Treasury Dealer.

“Reference Treasury Dealer” means a primary U.S. Government securities dealer in New York City appointed by Oncor.

“Reference Treasury Dealer Quotation” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

If, at the time notice of optional redemption is given, the redemption moneys are not held by the Trustee, the redemption may be made subject to their receipt on or before the date fixed for redemption and such notice will be of no effect unless such moneys are so received.

Upon payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Payment and Paying Agents

Interest on each note payable on any interest payment date will be paid to the person in whose name that note is registered at the close of business on the regular record date for that interest. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any note, the defaulted interest may be paid to the holder of that note as of the close of business on a date between 10 and 15 days before the date proposed by us for payment of such defaulted interest or in any other lawful manner permitted by any securities exchange on which that note may be listed, if the Trustee finds it workable. (Indenture, Section 307.)

Principal, premium, if any, and interest on the notes at maturity will be payable upon presentation of the notes at the corporate trust office of The Bank of New York Mellon in the City of New York, as agent of The Bank of New York Mellon Trust Company, as paying agent for Oncor. However, we may choose to make payment of interest by check mailed to the address of the persons entitled to such payment. We may change the place of payment on the notes, appoint one or more additional paying agents (including Oncor) and remove any paying agent, all at our discretion. (Indenture, Section 702.)

Registration and Transfer

The transfer of notes may be registered, and notes may be exchanged for other notes of the same series or tranche of authorized denominations and with the same terms and principal amount, at the offices or agency of the Trustee in New York, New York. (Indenture, Section 305.) We may designate one or more additional places, or change the place or places previously designated, for the registration of the transfer and the exchange of the notes. (Indenture, Section 702.) No service charge will be made for any registration of transfer or exchange of the notes. However, we may require payment to cover any tax or other governmental charge that may be imposed in connection with such registration of transfer or exchange. We will not be required to execute or to provide for the registration of transfer or the exchange of:

•	any note during the 15 days before an interest payment date,

•	any note during the 15 days before giving any notice of redemption, or

•	any note selected for redemption in whole or in part except the unredeemed portion of any note being redeemed in part.

(Indenture, Section 305.)

Security

Except as described below under this heading and under “— Securing Additional Obligations,” and subject to the exceptions discussed under “— Release of Collateral,” all Debt Securities and other secured indebtedness of Oncor issued under the Indenture while the lien under the Deed of Trust is in effect will be secured equally and ratably, by a lien on all of the Collateral, which consists of our right, title and interest in and to all property, real, personal and mixed, wherever located, including the following property (other than Excepted Property, as defined below):

•	all real property owned in fee, easements and other interests in real property that are specifically described in the Deed of Trust;

•

all facilities, machinery, equipment and fixtures for the transmission and distribution of electric energy, including, but not limited to, all switchyards, towers, substations, transformers, poles, lines, cables, conduits, ducts, conductors, meters, regulators and all other property used or to be used for any or all of those purposes;

•	all buildings, offices, warehouses, structures or improvements in addition to those referred to or otherwise included in the previous two bullets;

•

all computers, data processing, data storage, data transmission and/or telecommunications facilities, equipment and apparatus necessary for the operation or maintenance of any facilities, machinery, equipment or fixtures described or referred to in the second bullet point above; and

•	all of the property listed above in the process of construction.

“Excepted Property” means among other things, the following types of property: (1) cash and securities; (2) contracts, leases and other agreements of all kinds, contract rights, bills, notes and other instruments and chattel paper; (3) all revenues, income and earnings, all accounts, accounts receivable, rights to payment, payment intangibles and unbilled revenues, transition property, and all rents, tolls, issues, product and profits, claims, credits, demands and judgments; (4) governmental and other licenses, permits, franchises, consents and allowances; (5) intellectual property rights and other general intangibles; (6) vehicles, movable equipment, aircraft and vessels; (7) all goods, stock in trade, wares, merchandise and inventory held for sale or lease in the ordinary course of business; (8) materials, supplies, inventory and other personal property consumable in the operation of the Collateral; (9) fuel; (10) tools and equipment; (11) furniture and furnishings; (12) computers and data processing, data storage, data transmission, telecommunications and other facilities, equipment and apparatus, which, in any case, are used primarily for administrative or clerical purposes or are otherwise not necessary for the operation or maintenance of the facilities, machinery, equipment or fixtures that are part of the Collateral; (13) coal, lignite, ore, gas, oil and other minerals and timber rights; (14) electric energy, gas, steam, water and other products generated, produced, manufactured, purchased or otherwise acquired; (15) real property and facilities used primarily for the production or gathering of natural gas; (16) leasehold interests; (17) all property which is or has been released from the Deed of Trust; (18) all property located outside of the State of Texas; (19) all property and plants used by us in the generation of electricity; and (20) all property not acquired or constructed by us for use in our electric transmission and distribution business. (Deed of Trust, Section 1.)

The Deed of Trust provides that, in general, after-acquired property, other than Excepted Property, will constitute Collateral. (Deed of Trust, Section 1.)

As described above, the notes are secured by liens on the Collateral. At September 30, 2018, the net book value of the Collateral, after taking into account retirements, was approximately $15.8 billion. The exchange notes will be secured obligations of Oncor that will rank equally with all our outstanding senior indebtedness that is secured by the Collateral. At September 30, 2018, we had $6.126 billion aggregate principal amount of secured debt outstanding, which consists of senior secured notes and debentures, all of which are secured by the Collateral.

Permitted Liens

The lien granted pursuant to the Deed of Trust is subject to permitted liens described in the Indenture and the Indenture and Deed of Trust dated as of May 1, 2002 between Oncor and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly the Bank of New York) (May 2002 Indenture). These permitted liens include (1) liens existing at the date of the May 2002 Indenture; (2) liens on property at the time we acquire the property; (3) tax liens and other governmental charges which are not delinquent or which are being contested in good faith; (4) liens incurred or created in connection with or to secure the performance of bids, tenders, contracts, leases, statutory obligations, surety bonds or appeal bonds; (5) liens securing indebtedness, neither assumed nor guaranteed by us nor on which we customarily pay interest, existing upon real estate or rights in or relating to real estate acquired by us for any substation, transmission line, transportation line, distribution line, right of way or similar purpose; (6) mechanics’ and materialmen’s liens; (7) certain leases and leasehold interests; (8) rights reserved to or vested in government authorities; (9) rights of others to take minerals, timber, electric energy or capacity, gas, water, steam or other products produced by us or by others on our property, rights and interests of persons other than us arising out of agreements relating to the common ownership or joint use of the property; (10) liens on the interests of persons other than us in our property; (11) liens which have been bonded or for which other security arrangements have been made; (12) purchase money liens and liens related to the acquisition of property; (13) liens which secure obligations under the Indenture and the May 2002 Indenture equally and ratably with other secured obligations of ours; (14) liens on our property to secure debt for borrowed money in an aggregate principal amount not exceeding the greater of 10% of our net tangible assets or 10% of our capitalization; (15) rights reserved to or vested in any municipality or public authority by the terms of any right, power, franchise, grant, license or permit, or by any provision of law, to terminate such right, power, franchise, grant, license or permit or to purchase or recapture or to designate a purchaser of any of our property; (16) rights reserved to or vested in any municipality or public authority to use, control or regulate any of our property; (17) any obligations or duties to any municipality or public authority with respect to any franchise, grant, license or permit; (18) any controls, liens, restrictions, regulations, easements, exceptions or reservations of any municipality or public authority applying particularly to space satellites or nuclear fuel; (19) certain judgment liens; (20) any lien arising by reason of deposits with or giving of any form of security to any governmental entity as a condition to the transaction of any business or the exercise of any privilege or license; (21) and any landlords’ lien on fixtures or movable property so long as the rent secured thereby is not in default and (22) certain easements, licenses, restrictions, defects, irregularities and certain deficiencies in titles.

Excepted Property

The Collateral does not include Excepted Property. The Deed of Trust provides that, in general, after-acquired property, other than Excepted Property, will constitute Collateral. (Deed of Trust, Section 1.) However, property that is released from the Deed of Trust will not become subject to the lien of the Deed of Trust unless and until we execute an amendment to the Deed of Trust subjecting that property to such lien.

Release of Collateral

Unless an event of default under the Indenture, the May 2002 Indenture or any other indebtedness secured by the Deed of Trust, has occurred and is continuing, we may obtain the release from the lien of the Deed of Trust of any part of the Collateral, or any interest in the Collateral, other than cash held by the Collateral Agent under the Deed of Trust (Collateral Agent), upon delivery to the Collateral Agent of an amount in cash equal to the amount, if any, by which the fair value (as determined under the Deed of Trust) of the Collateral exceeds the aggregate of:

•

an amount equal to the aggregate principal amount of any obligations secured by a purchase money lien delivered to the Collateral Agent, to be held as part of the Collateral, subject to the limitations in the Deed of Trust;

•

an amount equal to the cost (as determined under the Deed of Trust) or fair value (whichever is less), after making any deductions and any Property Additions (as defined in the Deed of Trust) not constituting Funded Property (as defined in the Deed of Trust), except that such deductions and additions need not be made if the Property Additions were acquired or made within the 90-day period preceding the release;

•

an amount equal to 23/20 of an aggregate principal amount of additional obligations that we elect to secure under the Deed of Trust; provided that we waive the right to secure the additional obligations and any Available Bond Credits (as defined below) which were the basis of the right to secure such amount of those additional obligations will be deemed to have been made the basis of such release of property;

•

an amount in cash and/or an amount equal to the aggregate principal amount of any obligations secured by purchase money lien that, in either case, is evidenced to the Collateral Agent by a certificate of the trustee or other holder of a lien prior to the lien of the Deed of Trust to have been received by such trustee or other holder in accordance with the provisions of the lien in consideration for the release of such property or any part thereof from such lien, all subject to the limitations set forth in the Deed of Trust; and

•	any taxes and expenses incidental to any sale, exchange, dedication or other disposition of the property to be released. (Deed of Trust, Section 20.2.)

Unless an event of default under the Indenture, the May 2002 Indenture or any other indebtedness secured by the Deed of Trust, has occurred and is continuing, Collateral which is not Funded Property may generally be released from the lien of the Deed of Trust without depositing any cash or property with the Collateral Agent as long as (1) the aggregate amount of cost or fair value to Oncor (whichever is less) of all property which does not constitute Funded Property (excluding the property to be released) after certain deductions and additions, including adjustments to offset property retirements, is not less than zero or (2) the cost or fair value (whichever is less) of property to be released does not exceed the aggregate amount of the cost or fair value to Oncor (whichever is less) of property additions acquired or made within the 90-day period preceding the release. (Deed of Trust, Section 20.3.)

The Deed of Trust provides simplified procedures for the release of minor properties and property taken by eminent domain, and provides for dispositions of certain obsolete property without any release or consent by the Collateral Agent. Under the Deed of Trust, a property is considered minor if the aggregate fair value of such property on any date in a given calendar year, together with all other minor properties released in the calendar year, does not exceed the greater of (1) $10 million, or (2) 3% of the then outstanding aggregate principal amount of the obligations secured by the Deed of Trust. (Deed of Trust, Sections 20.1, 20.4 and 20.5.)

If we retain an interest in any property released from the lien granted under the Deed of Trust, the Deed of Trust will not become a lien on the property or an interest in the property or any improvements, extensions or additions to the property or renewals, replacements or substitutions of or for the property or any part or parts thereof unless we execute and deliver to the Collateral Agent an amendment of the Deed of Trust containing a grant, conveyance, transfer and mortgage thereof. (Deed of Trust, Section 20.9.)

Withdrawal or Other Application of Funded Cash; Purchase Money Obligations

Except as otherwise provided in the Deed of Trust, unless an event of default under the Indenture, the May 2002 Indenture or any other indebtedness secured by the Deed of Trust, has occurred and is continuing, any Funded Cash (as defined in the Deed of Trust) held by the Collateral Agent, and any other cash which is required to be withdrawn, used or applied as provided below, may (1) be withdrawn by us (i) to the extent of the cost or fair value to us (whichever is less) of Property Additions not constituting Funded Property, after certain deductions and additions, including adjustments to offset retirements (except that such adjustments need not be made if such property additions were acquired or made within the 90-day period preceding the withdrawal); (ii) in an amount equal to the aggregate principal amount of additional obligations we would be entitled to secure; and (iii) in an amount equal to the aggregate principal amount of outstanding obligations delivered to the Collateral Agent; (2) upon our request, be used by the Collateral Agent for the purchase or payment of obligations as directed or approved by us; and (3) be applied by the Collateral Agent to the payment at maturity or redemption of obligations. (Deed of Trust, Section 21.)

Securing Additional Obligations

The Collateral Agent will permit securing with Collateral additional obligations that we elect to secure under the Deed of Trust, at one time or from time to time in accordance with the following:

•

Additional obligations may be secured on the basis of Property Additions (which do not constitute Funded Property) in a principal amount not exceeding 85% of the cost or the fair value of the Property Additions (whichever is less) after making certain deductions and additions described in the Deed of Trust;

•	Additional obligations may be secured on the basis of, and in an aggregate principal amount not exceeding the aggregate principal amount of, Available Bond Credits; and

•	Additional obligations may be secured on the basis of, and in an aggregate principal not exceeding the amount of, any cash deposited with the Collateral Agent for such purpose.

Any withdrawal of cash under the last bullet above will operate as a waiver by us of our right to secure the obligations on which it is based, and those obligations may not be secured by the Deed of Trust. Any Property Additions which have been made the basis of any such right to secure additional obligations that we elect to secure under the Deed of Trust will be deemed to have been made the basis of the withdrawal of such cash. Any Available Bond Credits which have been made the basis of any such right to secure additional obligations that we elect to secure under the Deed of Trust will be deemed to have been made the basis of the withdrawal of such cash. (Deed of Trust, Section 22.)

“Available Bond Credits” equaled $3.588 billion as of September 30, 2018. Available Bond Credits will be (1) increased by the principal amount of obligations (other than certain fees, expenses and other obligations payable under the Deed of Trust) paid, retired or cancelled or for the payment of which money has been deposited with the applicable secured party representative, and (2) decreased by the principal amount of additional obligations that Oncor elects to secure under the Deed of Trust pursuant to provisions described under this heading for Available Bond Credits.

The amount of future indebtedness that could be secured by Property Additions, subject to appraisal and a certification process of such Property Additions, was approximately $2.136 billion as of September 30, 2018.

Defeasance

Our indebtedness in respect of the notes will be satisfied and discharged if we irrevocably deposit with the Trustee or any paying agent, other than Oncor, sufficient cash or U.S. government securities to pay the principal, interest and any premium when due on the stated maturity date or a redemption date of that series of notes, subject to the other conditions of the Indenture. (Indenture, Section 801.)

Limitation on Secured Debt

So long as any of the Debt Securities remain outstanding, subject to the limitations described under “— Securing Additional Obligations,” we will not issue any Secured Debt other than Permitted Secured Debt without the consent of the holders of a majority in principal amount of the outstanding Debt Securities of all series with respect to which this covenant is made, considered as one class; provided, however, that this covenant will not prohibit the creation or existence of any Secured Debt if either:

•	we make effective provision whereby all notes and other affected Debt Securities then outstanding will be secured at least equally and ratably with such Secured Debt; or

•

we deliver to the Trustee bonds, notes or other evidences of indebtedness secured by the lien which secures such Secured Debt in an aggregate principal amount equal to the aggregate principal amount of the notes and other affected Debt Securities then outstanding and meeting certain other requirements set forth in the Indenture.

The covenants contained in the Indenture will not afford the holders of the notes protection in the event we incur significant additional debt.

Definitions

For purposes of this subsection — “Limitation on Secured Debt,” the following terms have the meanings given below:

“Capitalization” means the total of all the following items appearing on, or included in, our unconsolidated balance sheet: (1) liabilities for indebtedness maturing more than 12 months from the date of determination and (2) common stock, common stock expense, accumulated other comprehensive income or loss, preferred stock, preference stock, premium on common stock and retained earnings (however the foregoing may be designated), less, to the extent not otherwise deducted, the cost of shares of our capital stock held in our treasury, if any. Capitalization will be determined in accordance with generally accepted accounting principles and practices applicable to the type of business in which we are engaged, and may be determined as of the date not more than 60 days prior to the happening of the event for which the determination is being made.

“Capitalized Lease Liabilities” means the amount, if any, shown as liabilities on our unconsolidated balance sheet for capitalized leases of electric transmission and distribution property not owned by us, which amount will be determined in accordance with generally accepted accounting principles and practices applicable to the type of business in which we are engaged.

“Debt” means:

•	our indebtedness for borrowed money evidenced by a bond, debenture, note or other written instrument or agreement by which we are obligated to repay such borrowed money;

•	any guaranty by us of any such indebtedness of another person; and

•	any Capitalized Lease Liabilities of Oncor.

“Debt” does not include, among other things:

•	indebtedness under any installment sale or conditional sale agreement or any other agreement relating to indebtedness for the deferred purchase price of property or services;

•	any trade obligations (including any obligations under power or other commodity purchase agreements and any associated hedges or derivatives) or other obligations in the ordinary course of business;

•	obligations under any lease agreement that are not Capitalized Lease Liabilities; or

•

any liens securing indebtedness, neither assumed nor guaranteed by us nor on which we customarily pay interest, existing upon real estate or rights in or relating to real estate acquired by us for substation, transmission line, transportation line, distribution line or right of way purposes.

“Net Tangible Assets” means the amount shown as total assets on our unconsolidated balance sheet, less (1) intangible assets including, but without limitation, such items as goodwill, trademarks, trade names, patents, unamortized debt discount and expense and other regulatory assets carried as assets on our unconsolidated balance sheet and (2) appropriate adjustments, if any, on account of minority interests. Net Tangible Assets will be determined in accordance with generally accepted accounting principles and practices applicable to the type of business in which we are engaged.

“Permitted Secured Debt” means, as of any particular time:

•

Secured Debt which matures less than one year from the date of the issuance or incurrence and is not extendible at the option of the issuer; and any refundings, refinancings and/or replacements of any such Secured Debt by or with similar Secured Debt that matures less than one year from the date of such refunding, refinancing and/or replacement and is not extendible at the option of the issuer;

•

Secured Debt secured by Purchase Money Liens (as defined in the Indenture) or any other liens existing or placed upon property at the time of, or within one hundred eighty (180) days after, the acquisition thereof by us, and any refundings, refinancings and/or replacements of any such Secured Debt; provided, however, that no such Purchase Money Lien or other lien will extend to or cover any of our property other than (1) the property so acquired and improvements, extensions and additions to such property and renewals, replacements and substitutions of or for the property or any part or parts of the property and (2) with respect to Purchase Money Liens, other property subsequently acquired by us;

•

Secured Debt relating to governmental obligations the interest on which is not included in gross income for purposes of federal income taxation pursuant to Section 103 of the Code (or any successor provision of law), for the purpose of financing or refinancing, in whole or in part, costs of acquisition or construction of property to be used by us, to the extent that the lien which secures the Secured Debt is required either by applicable law or by the issuer of such governmental obligations or is otherwise necessary in order to establish or maintain the exclusion from gross income; and any refundings, refinancings and/or replacements of any Secured Debt by or with similar Secured Debt;

•

Secured Debt (1) which is related to the construction or acquisition of property not previously owned by us or (2) which is related to the financing of a project involving the development or expansion of our property and (3) in either case, the obligee in respect of which has no recourse to us or any of our property other than the property constructed or acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (or the proceeds of such property or such project); and any refundings, refinancings and/or replacements of any such Secured Debt by or with Secured Debt described in (3) above; and

•

in addition to the Permitted Secured Debt described above, Secured Debt not otherwise so permitted in an aggregate principal amount not exceeding the greater of 10% of Oncor’s Net Tangible Assets or 10% of Oncor’s Capitalization.

“Secured Debt” means Debt created, issued, incurred or assumed by us which is secured by a lien upon any of our property (other than Excepted Property). For purposes of this covenant, any Capitalized Lease Liabilities of ours will be deemed to be Debt secured by a lien on our property.

(Indenture, Section 707.)

Consolidation, Merger and Sale of Assets

Under the terms of the Indenture, we may not consolidate with or merge into any other entity or convey, transfer or lease our Electric Utility Property (as defined below) as an entirety or substantially as an entirety to any entity, unless:

•

the surviving or successor entity, or an entity which acquires by conveyance or transfer or which leases our Electric Utility Property as an entirety or substantially as an entirety is organized and existing under the laws of any domestic jurisdiction and it expressly assumes our obligations on all Debt Securities then outstanding under the Indenture;

•

in the case of a lease, such lease is made expressly subject to termination by us or by the Trustee and by the purchaser of the property so leased at any sale thereof at any time during the continuance of an event of default under the Indenture;

•	we will have delivered to the Trustee an officer’s certificate and an opinion of counsel as provided in the Indenture; and

•

immediately after giving effect to the transaction, no event of default under the Indenture, or event which, after notice or lapse of time or both, would become an event of default under the Indenture, has occurred and is continuing.

(Indenture, Section 1201.) In the case of the conveyance or other transfer of the Electric Utility Property as or substantially as an entirety to any other entity, upon the satisfaction of all the conditions described above Oncor would be released and discharged from all obligations and covenants under the Indenture and on the Debt Securities then outstanding unless we elect to waive such release and discharge. (Indenture, Section 1203.)

The Indenture does not prevent or restrict:

•	any conveyance or other transfer, or lease, of any part of our Electric Utility Property which does not constitute the entirety, or substantially the entirety, thereof; or

•

any conveyance, transfer or lease of any of our properties where we retain Electric Utility Property with a fair value in excess of 143% of the aggregate principal amount of all outstanding Debt Securities, and any other outstanding debt securities that rank equally with, or senior to, the Debt Securities with respect to such Electric Utility Property. This fair value will be determined within 90 days of the conveyance, transfer or lease by an independent expert that is approved by the Trustee.

(Indenture, Section 1205.)

“Electric Utility Property” means property of Oncor which is comprised of substantially all of our tangible properties in Texas used or useful or to be used in connection with the transmission and distribution of electric energy, exclusive of certain excepted property. (Indenture, Section 101.)

The terms of the Indenture do not restrict Oncor in a merger in which Oncor is the surviving entity. (Indenture, Section 1204.)

Events of Default

“Event of default,” when used in the Indenture with respect to Debt Securities, means any of the following:

•	failure to pay interest on any Debt Security for 30 days after it is due and payable;

•	failure to pay the principal of or any premium on any Debt Security when due and payable;

•

failure to perform or breach of any other covenant or warranty in the Indenture that continues for 90 days after we receive written notice from the Trustee, or we and the Trustee receive a written notice from the holders of at least 33% in aggregate principal amount of the outstanding Debt Securities;

•	events of bankruptcy, insolvency or reorganization of Oncor specified in the Indenture;

•	sale or transfer of all or any part of the Collateral in a foreclosure of the lien on the Collateral which secures the Debt Securities and other Secured Debt (other than Permitted Secured Debt); or

•	any other event of default included in any supplemental indenture for a particular series of Debt Securities.

(Indenture, Sections 901, 1301 and 1307.)

Remedies

If an event of default under the Indenture occurs and is continuing, then the Trustee or the holders of at least 33% in aggregate principal amount of the outstanding Debt Securities may declare the principal amount of all of the Debt Securities to be due and payable immediately.

At any time after a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee, the event or events of default under the Indenture giving rise to the declaration of acceleration will be considered cured, and the declaration and its consequences will be considered rescinded and annulled, if:

•	we have paid or deposited with the Trustee a sum sufficient to pay:

•	all overdue interest on all outstanding Debt Securities;

•	the principal of and premium, if any, on the outstanding Debt Securities that have become due otherwise than by such declaration of acceleration and overdue interest thereon;

•	interest on overdue interest to the extent lawful; and

•	all amounts due to the Trustee under the Indenture; and

•	any other event of default under the Indenture with respect to the Debt Securities of a particular series has been cured or waived as provided in the Indenture.

(Indenture, Section 902.)

There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization of Oncor.

If an event of default under the Deed of Trust occurs and is continuing, the Collateral Agent will, at the direction of the applicable secured party, proceed to protect and enforce its rights and the rights of the secured parties by such judicial proceedings as the applicable secured party designates to protect and enforce any such rights. Upon the occurrence and during the continuance of any event of default under the Deed of Trust and subject to any applicable grace, notice and cure provision of the Indenture or the May 2002 Indenture, on the direction of the applicable secured party, the Collateral Agent will, at the direction of the applicable secured party, sell all, but not less than all of the Collateral in accordance with the procedures set forth in the Deed of Trust. In the event of any breach of the covenants, agreements, terms or conditions of the Deed of Trust, the Collateral Agent, to the extent permitted by applicable law and principles of equity, will be entitled to enjoin such breach and obtain specific performance of any such covenant, agreement, term or condition and the Collateral Agent will have the right to invoke any equitable right or remedy as though other remedies were not provided for in the Deed of Trust. (Deed of Trust, Section 23.)

If an event of default under the Deed of Trust has occurred and, during the continuance of such event of default, the Collateral Agent has commenced judicial proceedings to enforce any right under the Deed of Trust, then the Collateral Agent will, to the extent permitted by law, be entitled, as against Oncor, to the appointment of a receiver of the Collateral and subject to the rights, if any, of others to receive collections from former, present or future customers of the rents, issues, profits, revenues and other income thereof, and whether or not any receiver is appointed, the Collateral Agent will be entitled to possession and control of, and to collect and receive the income from cash, securities and other personal property held by the Collateral Agent under the Deed of Trust and to all other remedies available to mortgagees and secured parties under the Uniform Commercial Code or any other applicable law. (Deed of Trust, Section 24.)

Upon the occurrence and continuance of an event of default under the Indenture after the termination of the lien granted by the Deed of Trust, the remedies of the Trustee and holders of notes under the Indenture would be limited to the rights of unsecured creditors.

Except as otherwise required by the TIA, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless the holders offer the Trustee a reasonable indemnity. (Indenture, Section 1003.) If they provide this reasonable indemnity, the holders of a majority in principal amount of the outstanding Debt Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred upon the Trustee with respect to such Debt Securities. The Trustee is not obligated to comply with directions that conflict with law or other provisions of the Indenture. (Indenture, Section 912.)

No holder of Debt Securities will have any right to institute any proceeding under the Indenture, for the appointment of a receiver or trustee, or for any other remedy under the Indenture, unless:

•	the holder has previously given to the Trustee written notice of a continuing event of default under the Indenture;

•

the holders of a majority in aggregate principal amount of the outstanding Debt Securities have made a written request to the Trustee to institute proceedings in respect of the event of default under the Indenture in its own name as Trustee under the Indenture;

•	such holder or holders have offered reasonable indemnity to the Trustee to institute proceedings;

•	the Trustee has failed to institute any proceeding for 60 days after notice, request and offer of indemnity; and

•

the Trustee has not received during such period any direction from the holders of a majority in aggregate principal amount of the outstanding Debt Securities inconsistent with the written request of the holders referred to above.

(Indenture, Section 907.) However, these limitations do not apply to a suit by a holder of a Debt Security for payment of the principal, premium, if any, or interest on the Debt Security on or after the applicable due date. (Indenture, Section 908.)

We will provide to the Trustee an annual statement by an appropriate officer as to our compliance with all conditions and covenants under the Indenture. (Indenture, Section 705.)

Trustee Lien

The Indenture provides that the Trustee will have a lien, prior to the lien on behalf of the holders of the Debt Securities, upon certain of our property and funds held or collected by the Trustee for the payment of Trustee’s reasonable compensation and expenses and for indemnity against certain liabilities. (Indenture, Section 1007.)

Modification and Waiver

Without the consent of any holder of Debt Securities, we and the Trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the assumption by any permitted successor of the covenants of Oncor in the Indenture and in the Debt Securities;

•	to add one or more covenants of Oncor or other provisions for the benefit of the holders of all or any series or tranche of Debt Securities, or to surrender any right or power conferred upon Oncor;

•	to add additional events of default under the Indenture for all or any series of outstanding Debt Securities;

•

to change or eliminate or add any provision to the Indenture; provided, however, that if the change, elimination or addition will adversely affect the interests of the holders of outstanding Debt Securities of any series or tranche in any material respect, it will become effective only:

•	when the consent of the holders of Debt Securities of such series has been obtained in accordance with the Indenture; or

•	when no Debt Securities of the affected series remain outstanding under the Indenture;

•	to provide additional security for any Debt Securities;

•	to establish the form or terms of Debt Securities of any other series or tranche as permitted by the Indenture;

•	to provide for the authentication and delivery of bearer securities with or without coupons;

•	to evidence and provide for the acceptance of appointment by a separate or successor Trustee;

•	to provide for the procedures required for use of a non-certificated system of registration for the Debt Securities of all or any series or tranche;

•	to change any place where principal, premium, if any, and interest will be payable, Debt Securities may be surrendered for registration of transfer or exchange, and notices to us may be served;

•

to amend and restate the Indenture, as originally executed and as amended from time to time, with such additions, deletions and other changes that do not adversely affect the interests of the holders of Debt Securities in any material respect; or

•	to cure any ambiguity or inconsistency.

(Indenture, Section 1301.)

The holders of at least a majority in aggregate principal amount of the Debt Securities of all series and tranches then outstanding may waive compliance by us with some restrictive provisions of the Indenture. (Indenture, Section 706.) The holders of not less than a majority in principal amount of the outstanding Debt Securities may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest, if any, and certain covenants and provisions of the Indenture that cannot be modified or be amended without the consent of the holder of each outstanding Debt Security of any series or tranche affected. (Indenture, Section 913.)

If the Trust Indenture Act is amended after the date of the Indenture or the Deed of Trust, as applicable, in such a way as to require changes to the Indenture or the Deed of Trust, the Indenture or the Deed of Trust, as applicable, will be deemed to be amended so as to conform to that amendment to the Trust Indenture Act. Oncor and the Trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence the amendment. (Indenture, Section 1301; Deed of Trust, Section 7.1(f).)

The consent of the holders of a majority in aggregate principal amount of the Debt Securities of all series then outstanding, considered as one class, is required for all other modifications to the Indenture. However, if less than all of the series of Debt Securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series that are directly affected, considered as one class, will be required. If less than all of the tranches of Debt Securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all tranches that are directly affected, considered as one class, will be required. No such amendment or modification may, without the consent of the holder of each outstanding Debt Security of each series or tranche so directly affected:

•

change the stated maturity of the principal of, or any installment of principal of or interest on, any Debt Security, or reduce the principal amount of any Debt Security or its rate of interest or change the method of calculating that interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any Debt Security;

•

reduce the percentage in principal amount of the outstanding Debt Securities of any series or tranche the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with a provision of the Indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting; or

•	modify some of the provisions of the Indenture relating to supplemental indentures, waivers of some covenants and waivers of past defaults with respect to the Debt Securities of any series or tranche.

(Indenture, Section 1302.)

A supplemental indenture that changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of the holders of, or which is to remain in effect only so long as there will be outstanding, Debt Securities of one or more particular series, or one or more tranches thereof, or modifies the rights of the holders of Debt Securities of such series or tranches with respect to such covenant or other provision, will be deemed not to affect the rights under the Indenture of the holders of Securities of any other series or tranche. (Indenture, Section 1302.)

The Indenture provides that Debt Securities owned by us or anyone else required to make payment on the Debt Securities or their respective affiliates will be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (Indenture, Section 101.)

We may fix in advance a record date to determine the holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but we will have no obligation to do so. If we fix a record date, that request, demand, authorization, direction, notice, consent, waiver or other such act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding notes have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other such act of the holders. For that purpose, the outstanding notes will be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other such act of a holder of any Debt Security will bind every future holder of that Debt Security and the holder of every Debt Security issued upon the registration of transfer of or in exchange for that Debt Security. A transferee will also be bound by acts of the Trustee or us in reliance thereon, whether or not notation of that action is made upon the Debt Security. (Indenture, Section 104.)

Resignation of a Trustee

The Trustee may resign at any time by giving written notice to us or may be removed at any time by act of the holders of a majority in principal amount of all series of Debt Securities then outstanding delivered to the Trustee and us. No resignation or removal of the Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no event which is, or after notice or lapse of time, or both, would become, an event of default has occurred and is continuing and except with respect to a trustee appointed by act of the holders, if we have delivered to the Trustee a resolution of our board of directors appointing a successor trustee and such successor has accepted the appointment in accordance with the terms of the Indenture, the Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the Indenture. (Indenture, Section 1010.)

Notices

Notices to holders of the notes will be given by mail to the addresses of such holders as they may appear in the security register for the notes of that series, subject to the applicable procedures of DTC. (Indenture, Section 106.)

Title

Prior to due presentment of a note for registration of transfer, Oncor, the Trustee, and any agent of Oncor or the Trustee, may treat the person in whose name any note is registered as the absolute owner of that note, whether or not such note may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Indenture, Section 308.)

Governing Law

The Indenture and the notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable and except to the extent that the law of the State of Texas mandatorily governs. (Indenture, Section 112.)

Information About the Trustee

The Trustee under the Indenture is The Bank of New York Mellon Trust Company, N.A. The Bank of New York Mellon Trust Company, N.A acts, and may act, as trustee under various other indentures, trusts and guarantees of us and our affiliates. We and our affiliates maintain deposit accounts and credit and liquidity facilities and conduct other commercial and investment banking transactions with the Trustee and its affiliates in the ordinary course of their businesses.

Book-Entry

The certificates representing the exchange notes will be issued in fully registered form, without coupons. The exchange notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC’s nominee in the form of one or more global certificates or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between DTC and the Trustee. Upon the issuance of the global certificates, DTC or its nominee will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such global certificates to the accounts of persons who have accounts with such depository. Ownership of beneficial interests in a global certificate will be limited to persons who have accounts with DTC (participants) or persons who hold interests through participants. Ownership of beneficial interests in a global certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

Investors that exchange outstanding notes for exchange notes may also hold their interests directly through Clearstream Banking or Euroclear, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Investors may also hold such interests through organizations other than Clearstream Banking or Euroclear that are participants in the DTC system. Clearstream Banking and Euroclear will hold interests in the global certificate representing exchange notes on behalf of their participants through DTC.

So long as DTC, or its nominee, is the registered owner or holder of a global certificate, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such global certificate for all purposes under the Indenture and the exchange notes. No beneficial owner of an interest in a global certificate will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Clearstream Banking.

Payments of the principal of and interest on a global certificate will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither Oncor, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global certificate or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global certificate, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global certificate as shown on the records of DTC or its nominee. Oncor also expects that payments by participants to owners of beneficial interests in such global certificate held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a holder requires physical delivery of a certificated exchange note for any reason, including to sell exchange notes to persons in jurisdictions which require such delivery of such exchange notes or to pledge such exchange notes, such holder must transfer its interest in a global certificate in accordance with DTC’s applicable procedures and the procedures set forth in the Indenture and, if applicable, those of Euroclear and Clearstream Banking. Because DTC can act only on behalf of participants in DTC, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a global certificate to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

DTC will take any action permitted to be taken by a holder of exchange notes (including the presentation of exchange notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a global certificate is credited and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the exchange notes, DTC will exchange a global certificate for certificated exchange notes, which it will distribute to its participants.

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (indirect participants). The rules applicable to DTC and its participants are on file with the SEC.

Although DTC, Euroclear and Clearstream Banking are expected to follow the foregoing procedures in order to facilitate transfers of interests in the exchange notes represented by global certificates among their respective participants, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Oncor nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling or unable to continue as a depository for a global certificate and a successor depository is not appointed by us within 90 days, we will issue certificated exchange notes in exchange for a global certificate.

We will make all payments of principal and interest in immediately available funds.

Secondary trading in long-term bonds and notes of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, beneficial interests in the exchange notes that are not certificated exchange notes will trade in DTC’s Same-Day Funds Settlement System until maturity. Therefore, the secondary market trading activity in such interests will settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the exchange notes.

The information in this subsection, “— Book-Entry,” concerning DTC and DTC’s book-entry system has been obtained from sources that Oncor believes to be reliable, but Oncor does not take any responsibility for the accuracy of this information.

SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain material U.S. federal income tax consequences relating to the exchange of outstanding notes for exchange notes in the exchange offers. This summary is limited to holders of outstanding notes who hold the outstanding notes as “capital assets” (generally, property held for investment) within the meaning of section 1221 of the Code. This discussion does not address the issuance of any additional securities by us because no additional securities are contemplated by this prospectus. This discussion is based upon the Code and the U.S. Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder , all as of the date hereof and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. We cannot assure you that the U.S. Internal Revenue Service (IRS) will not challenge one or more of the tax consequences described herein. We have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the exchange of outstanding notes for exchange notes in the exchange offers.

This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of the holder’s circumstances or to certain categories of investors that may be subject to special treatment (such as, for example, banks and other financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, dealers in securities, brokers, traders in securities that elect to mark-to-market their securities, persons who hold the notes through partnerships or other pass-through entities, controlled foreign corporations, passive foreign investment companies, persons subject to special tax accounting rules under section 451(b) of the Code, persons that acquired the notes in connection with employment or other performance of services, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, U.S. holders whose “functional currency” for U.S. tax purposes is not the U.S. dollar or persons who hold the notes as part of a hedge, conversion, constructive sale, straddle or other integrated transaction. In addition, this discussion does not address any U.S. federal gift tax, estate tax or alternative minimum tax consequences or any state, local, foreign or other tax consequences or any applicable tax treaties.

If a partnership (including an entity taxable as a partnership for U.S. federal income tax purposes) holds the outstanding notes or the exchange notes, as the case may be, the tax treatment of the partnership and a partner in such partnership generally will depend upon the status of the partner and upon the activities of the partnership. A beneficial owner of outstanding notes or exchange notes that is a partnership for U.S. federal income tax purposes and partners in such a partnership are not included in the discussion below. If you are a partnership holding outstanding notes or exchange notes, as the case may be, or a partner in such a partnership, you should consult your own tax advisor regarding the tax consequences associated with an investment in the outstanding notes or the exchange notes.

The exchange of outstanding notes for exchange notes in the exchange offers will not constitute a taxable exchange or other taxable event for U.S. federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes. Consequently, you will not recognize gain or loss upon receipt of an exchange note, your holding period for the exchange note should include your holding period for the outstanding note exchanged therefor and your adjusted tax basis in the exchange note should be the same as your adjusted tax basis in the outstanding note immediately before the exchange.

This discussion is for general purposes only. Each holder of outstanding notes is urged to consult such holder’s own tax advisor regarding the potential U.S. federal income tax consequences of the exchange of the outstanding notes for the exchange notes in the exchange offers including the extent to which such holder’s particular circumstances may affect the general results outlined herein, as well as the consequences of the tax laws of any state, local or foreign jurisdiction or under any applicable tax treaties. This registration statement is not intended or written to be used, and it cannot be used, by holders of outstanding notes or exchange notes for purposes of avoiding any penalties that may be imposed under the Code.

SUMMARY OF MATERIAL ERISA CONSIDERATIONS

The following is a summary of material considerations associated with the exchange of outstanding notes for exchange notes by employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code; or plans that are subject to provisions under any other federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, Similar Laws); and entities whose underlying assets are considered to include “plan assets” of such employee benefit plans, plans, accounts or arrangements (each, a Plan).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA and prohibit certain transactions involving the assets of a Plan subject to Title I of ERISA or Section 4975 of the Code (an ERISA Plan) and its fiduciaries or other interested parties.

In considering an exchange of outstanding notes that are assets of any Plan for exchange notes, a fiduciary or trustee should determine whether the exchange and the investment in exchange notes is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a person’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a nonexempt prohibited transaction may be subject to excise taxes under the Code and other penalties and liabilities under ERISA. In addition, the fiduciary of the ERISA Plan that engages in such a nonexempt prohibited transaction may be subject to penalties and liabilities under ERISA and/or the Code. The exchange of outstanding notes for exchange notes and the acquisition and/or holding of exchange notes by an ERISA Plan with respect to which we are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the exchange is made and the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. Included among the exemptions that may apply to the exchange and to the acquisition and holding of the exchange notes are the U.S. Department of Labor prohibited transaction class exemption (PTCE) 84-14, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting transactions involving insurance company pooled separate accounts, PTCE 91-38, respecting transactions involving bank collective investment funds, PTCE 95-60, respecting transactions involving life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions between an ERISA Plan and a person that is a party in interest or disqualified person solely by reason of providing services to the ERISA Plan, or a relationship to such a service provider, provided that neither the party in interest/disqualified person nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than (or, if applicable, receives no less than) adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemption will be satisfied.

Because of the foregoing, the exchange notes should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding (and the exchange of outstanding notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA or the Code or a violation of any applicable Similar Laws.

Representation

By acceptance of an exchange note, each acquirer and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such acquirer or transferee to acquire and hold the exchange notes or any interest therein constitutes assets of any Plan or (ii) the acquisition and holding of the exchange notes or any interest therein (and the exchange of outstanding notes for exchange notes) by such acquirer or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering exchanging outstanding notes for exchange notes (and holding the exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code or any Similar Laws to such transactions and whether an exemption from any restrictions thereunder would be applicable to the exchange of outstanding notes for exchange notes and the acquisition and holding of the exchange notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed to keep effective the registration statement of which this prospectus is a part until the earlier of 90 days after the completion of the exchange offers or such time as broker-dealers no longer own any notes. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offers and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit of any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Subject to certain limitations set forth in the registration rights agreements, we have agreed to pay all expenses incident to our performance of or compliance with our obligations under the registration rights agreements with respect to the exchange offers (including the reasonable expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any broker-dealers and will indemnify you (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the exchange notes will be passed upon for us by Baker & McKenzie LLP, Dallas, Texas.

EXPERTS

The consolidated financial statements of Oncor Electric Delivery Company LLC as of December 31, 2017 and December 31, 2016 and for each of the three years in the period ended December 31, 2017, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an emphasis of a matter paragraph related to the ring-fencing measures implemented by the company), appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete.

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we have or will file with the SEC at the SEC’s public website (www.sec.gov) or at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, DC 20549. Copies of such materials can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

You should rely only upon the information provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

GLOSSARY

When the following terms and abbreviations appear in the text of this prospectus, they have the meanings indicated below:

2017 Form 10-K	Oncor’s Annual Report on Form 10-K for the year ended December 31, 2017

AMS	advanced metering system

Annual Financial Statements	Refers to our consolidated financial statements include in this prospectus beginning on page F-26.

Bondco	Refers to Oncor Electric Delivery Transition Bond Company LLC, a former wholly-owned consolidated bankruptcy-remote financing subsidiary of Oncor that had issued securitization (transition) bonds to recover certain regulatory assets and other costs. Bondco was dissolved effective December 29, 2016.

Code	The Internal Revenue Code of 1986, as amended

Contributed EFH Debtors	Certain EFH Debtors that became subsidiaries of Vistra and emerged from Chapter 11 at the time of the Vistra Spin-Off.

DCRF	distribution cost recovery factor

Debtors	EFH Corp. and the majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH but excluding the Oncor Ring-Fenced Entities. Prior to the Vistra Spin-Off, also included the TCEH Debtors.

Deed of Trust	Deed of Trust, Security Agreement and Fixture Filing, dated as of May 15, 2008, made by Oncor to and for the benefit of The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as collateral agent, as amended

EECRF	energy efficiency cost recovery factor

EFCH	Refers to Energy Future Competitive Holdings Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and prior to the Vistra Spin-Off, the parent of TCEH, and/or its subsidiaries, depending on context.

EFH Bankruptcy Proceedings	Refers to voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code filed in U.S. Bankruptcy Court for the District of Delaware on April 29, 2014 (EFH Petition Date) by EFH Corp. and the substantial majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH. The Oncor Ring-Fenced Entities are not parties to the EFH Bankruptcy Proceedings.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and, prior to the closing of the Sempra Acquisition, TCEH.

EFH Debtors	EFH Corp. and its subsidiaries that are Debtors in the EFH Bankruptcy Proceedings, excluding the TCEH Debtors

EFH Petition Date	April 29, 2014. See EFH Bankruptcy Proceedings above.

EFIH	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings prior to the closing of the Sempra Acquisition.

EPA	U.S. Environmental Protection Agency

ERCOT	Electric Reliability Council of Texas, Inc., the independent system operator and the regional coordinator of various electricity systems within Texas

ERISA	Employee Retirement Income Security Act of 1974, as amended

FERC	U.S. Federal Energy Regulatory Commission

Fitch	Fitch Ratings, Ltd. (a credit rating agency)

GAAP	generally accepted accounting principles of the U.S.

InfraREIT	InfraREIT, Inc.

InfraREIT Acquisition	Refers to the transactions contemplated by the InfraREIT Merger Agreement, pursuant to which Oncor would acquire all of the equity interests of InfraREIT and InfraREIT Partners.

InfraREIT Merger Agreement	Refers to the Agreement and Plan of Merger, dated as of October 18, 2018, among Oncor, 1912 Merger Sub LLC (a wholly-owned subsidiary of Oncor), Oncor T&D Partners, LP (a wholly-owned indirect subsidiary of Oncor), InfraREIT and InfraREIT Partners.

InfraREIT Partners	InfraREIT Partners, LP, a subsidiary of InfraREIT

Interim Financial Statements	Refers to our consolidated financial statements included in this prospectus beginning on page F-2 and ending on page F-25

Investment LLC	Oncor Management Investment LLC, a limited liability company and former minority membership interest owner (approximately 0.22%) of Oncor, whose managing member is Oncor and whose Class B Interests were owned by certain members of the management team and independent directors of Oncor prior to the Sempra Acquisition.

kV	kilovolts

kWh	kilowatt-hours

LIBOR	London Interbank Offered Rate, an interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market

Limited Liability Company Agreement	The Third Amended and Restated Limited Liability Company Agreement of Oncor, dated as of March 9, 2018, by and between Oncor Holdings and Texas Transmission

Luminant	Refers to subsidiaries of Vistra (which, prior to the Vistra Spin-Off were subsidiaries of TCEH) engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Moody’s	Moody’s Investors Service, Inc. (a credit rating agency)

MW	megawatts

NERC	North American Electric Reliability Corporation

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings, and/or its former wholly-owned consolidated bankruptcy-remote financing subsidiary, Bondco, depending on context.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of EFIH and the direct majority owner (approximately 80.25%) of Oncor, and/or its subsidiaries, depending on context.

Oncor OPEB Plans	Refers to plans sponsored by Oncor that offer certain postretirement health care and life insurance benefits to eligible current and former Oncor employees, certain eligible current and former EFH Corp. and Vistra employees, and their eligible dependents.

Oncor Retirement Plan	Refers to a defined benefit pension plan sponsored by Oncor.

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor.

OPEB	other postretirement employee benefits

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

REP	retail electric provider

S&P	Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. (a credit rating agency)

SDTS	Sharyland Distribution & Transmission Services, L.L.C., an indirect subsidiary of InfraREIT

SARs	Stock Appreciation Rights

SARs Plan	Refers to the Oncor Stock Appreciation Rights Plan.

SEC	U.S. Securities and Exchange Commission

Sempra	Sempra Energy

Sempra Acquisition	Refers to the transactions contemplated by that certain Agreement and Plan of Merger, dated as of August 21, 2017, by and between EFH Corp., EFIH, Sempra and one of Sempra’s wholly-owned subsidiaries, pursuant to which Sempra would acquire the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH. The transactions closed March 9, 2018.

Sharyland Agreement	Refers to that certain Agreement and Plan of Merger, dated as of July 21, 2017, by and among the Sharyland Entities, Oncor, and Oncor AssetCo LLC, a wholly owned subsidiary of Oncor.

Sharyland Asset Exchange	Refers to the asset swap consummated on November 9, 2017 pursuant to which Oncor received substantially all of the distribution assets and certain transmission assets of Sharyland Distribution & Transmission Services, L.L.C. and Sharyland Utilities, L.P. in exchange for certain of Oncor’s transmission assets and cash. The asset swap was completed pursuant to PUCT Docket No. 47469 and that certain Agreement and Plan of Merger, dated as of July 21, 2017, by and among SDTS, SU, SU AssetCo, L.L.C., a wholly-owned subsidiary of SU, and SDTS AssetCo, L.L.C., a wholly-owned subsidiary of SDTS, Oncor and Oncor AssetCo LLC, a wholly-owned subsidiary of Oncor created for the transaction.

Sharyland Entities	Refers to Sharyland Distribution & Transmission Services, L.L.C., (“SDTS”) Sharyland Utilities, L.P. (“SU”), SU AssetCo, L.L.C., a wholly owned subsidiary of SU, and SDTS AssetCo, L.L.C., a wholly owned subsidiary of SDTS, each of which was a party to the Sharyland Agreement.

Sponsor Group	Refers collectively to certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Global, LLC and GS Capital Partners, an affiliate of Goldman, Sachs & Co., that controlled Texas Holdings.

STH	Sempra Texas Holdings Corp., a Texas corporation (formerly EFH Corp. prior to the closing of the Sempra Acquisition).

STIH	Sempra Texas Intermediate Holding Company LLC., a Delaware limited liability company (formerly EFIH prior to the closing of the Sempra Acquisition).

SU	Sharyland Utilities, L.P.

Supplemental Retirement Plan	Refers to the Oncor Supplemental Retirement Plan.

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFCH and, prior to the Vistra Spin-Off, the parent company of the TCEH Debtors (other than the Contributed EFH Debtors), depending on the context, that were engaged in electricity generation and wholesale and retail energy market activities, and whose major subsidiaries included Luminant and TXU Energy. Subsequent to the Vistra Spin-Off, Vistra continued substantially the same operations as TCEH.

TCEH Debtors	Refers to the subsidiaries of TCEH that were Debtors in the EFH Bankruptcy Proceedings (including Luminant and TXU Energy) and the Contributed EFH Debtors.

TCEQ	Texas Commission on Environmental Quality

TCJA	“Tax Cuts and Jobs Act,” enacted on December 22, 2017

TCOS	transmission cost of service

TCRF	transmission cost recovery factor

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owned substantially all of the common stock of EFH Corp., prior to the closing of the Sempra Acquisition.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

Texas margin tax	A privilege tax imposed on taxable entities chartered/organized or doing business in the State of Texas that, for accounting purposes, is reported as an income tax.

Texas RE	Refers to Texas Reliability Entity, Inc., an independent organization that develops reliability standards for the ERCOT region and monitors and enforces compliance with North American Electric Reliability Corporation standards and ERCOT protocols.

Texas Transmission	Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is an entity indirectly owned by a private investment group led by OMERS Administration Corporation, acting through its infrastructure investment entity, OMERS Infrastructure Management Inc., and Cheyne Walk Investment Pte Ld. Texas Transmission is not affiliated with Sempra, EFH Corp., any of their respective subsidiaries or any member of the Sponsor Group.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of Vistra (and, prior to the Vistra Spin-Off, a direct subsidiary of TCEH) engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

U.S.	United States of America

Vistra	Refers to Vistra Energy Corp. (formerly TCEH Corp.), and/or its subsidiaries, depending on context. On October 3, 2016, the TCEH Debtors emerged from bankruptcy and became subsidiaries of TCEH Corp. Subsequent to the Vistra Spin-Off, Vistra continued substantially the same operations as TCEH.

Vistra Retirement Plan	Refers to a defined benefit pension plan sponsored by an affiliate of Vistra, in which Oncor participates (formerly EFH Retirement Plan).

Vistra Spin-Off	Refers to the completion of the TCEH Debtors’ reorganization under the Bankruptcy Code and emergence from the EFH Bankruptcy Proceedings effective October 3, 2016. Following the Vistra Spin-Off, the TCEH Debtors ceased to be affiliates of Oncor.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ONCOR ELECTRIC DELIVERY COMPANY LLC

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENTS OF CONSOLIDATED INCOME

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017(1)	2018	2017(1)
	(millions of dollars)
Operating revenues (Note 4)	$1,095	$1,068	$3,106	$2,967

Operating expenses:
Wholesale transmission service	237	230	719	690
Operation and maintenance (Note 11)	214	176	636	529
Depreciation and amortization	169	193	503	581
Provision in lieu of income taxes (Note 11)	54	97	134	209
Taxes other than amounts related to income taxes	128	120	374	340

Total operating expenses	802	816	2,366	2,349

Operating income	293	252	740	618
Other income and (deductions)—net (Note 12)	(13)	(13)	(63)	(35)
Nonoperating benefit in lieu of income taxes	(3)	(5)	(13)	(17)
Interest expense and related charges (Note 12)	89	87	264	257

Net income	$194	$157	$426	$343

(1)	As adjusted for the retrospective adoption of ASU 2017-07, as discussed in Note 1.

See Notes to Financial Statements.

CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(millions of dollars)
Net income	$194	$157	$426	$343
Other comprehensive income (loss):
Cash flow hedges – derivative value net loss recognized in net income (net of tax)	—	—	2	1
Defined benefit pension plans (net of tax)	1	1	2	2

Total other comprehensive income	1	1	4	3

Comprehensive income	$195	$158	$430	$346

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2018	2017
	(millions of dollars)
Cash flows — operating activities:
Net income	$426	$343
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	589	618
Provision in lieu of deferred income taxes	37	250
Other – net	(1)	(2)
Changes in operating assets and liabilities:
Regulatory accounts related to reconcilable tariffs (Note 5)	130	30
Other operating assets and liabilities	(100)	(189)

Cash provided by operating activities	1,081	1,050

Cash flows — financing activities:
Issuances of long-term debt (Note 7)	800	600
Repayment of long-term debt (Note 7)	(825)	(324)
Change in short-term borrowings (Note 6)	149	128
Capital contributions from members (Note 9)	144	—
Distributions to members (Note 9)	(30)	(237)
Debt discount, premium, financing and reacquisition costs—net	(9)	(4)

Cash provided by financing activities	229	163

Cash flows — investing activities:
Capital expenditures (Note 11)	(1,345)	(1,234)
Other – net	15	10

Cash used in investing activities	(1,330)	(1,224)

Net change in cash and cash equivalents	(20)	(11)
Cash and cash equivalents — beginning balance	21	16

Cash and cash equivalents — ending balance	$1	$5

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	At September 30, 2018	At December 31, 2017
	(millions of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$1	$21
Trade accounts receivable – net (Note 12)	688	635
Amounts receivable from members related to income taxes (Note 11)	—	26
Materials and supplies inventories — at average cost	115	91
Prepayments and other current assets	95	88

Total current assets	899	861
Investments and other property (Note 12)	121	113
Property, plant and equipment – net (Note 12)	15,782	14,879
Goodwill (Note 12)	4,064	4,064
Regulatory assets (Note 5)	1,850	2,180
Other noncurrent assets	20	23

Total assets	$22,736	$22,120

LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 6)	$1,099	$950
Long-term debt due currently (Note 7)	250	550
Trade accounts payable	253	242
Amounts payable to members related to income taxes (Note 11)	32	21
Accrued taxes other than amounts related to income	168	190
Accrued interest	92	83
Other current liabilities	190	188

Total current liabilities	2,084	2,224
Long-term debt, less amounts due currently (Note 7)	5,836	5,567
Liability in lieu of deferred income taxes (Note 11)	1,560	1,517
Regulatory liabilities (Note 5)	2,763	2,807
Employee benefit obligations and other (Notes 10 and 12)	2,046	2,102

Total liabilities	14,289	14,217

Commitments and contingencies (Note 8)
Membership interests (Note 9):
Capital account — number of interests outstanding 2018 and 2017 – 635,000,000	8,544	8,004
Accumulated other comprehensive loss	(97)	(101)

Total membership interests	8,447	7,903

Total liabilities and membership interests	$22,736	$22,120

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

References in this report to “we,” “our,” “us” and “the company” are to Oncor. See “Glossary” for definition of terms and abbreviations.

We are a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs that sell power in the north-central, eastern and western parts of Texas. We are a direct, majority-owned subsidiary of Oncor Holdings, which is a direct, wholly-owned subsidiary of STIH, a direct wholly-owned subsidiary of STH. In connection with the Sempra Acquisition, on March 9, 2018, STH became an indirect wholly- owned subsidiary of Sempra. Oncor Holdings owns 80.25% of our membership interests and Texas Transmission owns 19.75% of our membership interests. We are managed as an integrated business; consequently, there are no separate reportable business segments.

Various “ring-fencing” measures that had been taken to enhance our credit quality and the separateness between the Oncor Ring-Fenced Entities and its majority owner (formerly the Texas Holdings Group and now Sempra) continue to remain in effect after the Sempra Acquisition. These measures serve to mitigate our and Oncor Holdings’ credit exposure to Sempra and to reduce the risk that our assets and liabilities or those of Oncor Holdings would be substantively consolidated with the assets and liabilities of Sempra in connection with a bankruptcy of one or more Sempra entities. Such measures include, among other things: the 19.75% equity interest held by Texas Transmission; maintenance of separate books and records for the Oncor Ring-Fenced Entities; our board of directors being comprised of a majority of independent directors; and prohibitions on the Oncor Ring-Fenced Entities providing credit support to or receiving credit support from Sempra entities. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of Sempra. None of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or contractual obligations of Sempra entities. We do not bear any liability for debt or contractual obligations of Sempra, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from Sempra. For more information on ring-fencing measures, see Note 2.

EFH Bankruptcy Proceedings and Change in Indirect Ownership of Oncor

In April 2014, EFH Corp. and the substantial majority of its direct and indirect subsidiaries at the time, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings. In connection with the plans of reorganization in the EFH Bankruptcy Proceedings, on March 9, 2018, Sempra acquired the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH (Sempra Acquisition). See Note 2 for further information.

Basis of Presentation

These unaudited condensed financial statements should be read in conjunction with the audited financial statements and related notes included in the 2017 Form 10-K. In the opinion of Oncor management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations and financial position have been made. All intercompany items and transactions have been eliminated in consolidation. The results of operations for an interim period may not give a true indication of results for a full year due to seasonality. All dollar amounts in the financial statements and tables in the notes are stated in millions of U.S. dollars unless otherwise indicated.

Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments were made to previous estimates or assumptions during the current period.

Goodwill

We evaluate goodwill for impairment annually and whenever events or changes in circumstances indicate that an impairment may exist. Beginning in 2018, we elected to change our annual goodwill assessment date from December 1 to October 1 to correspond with the assessment date of our new majority owner. We do not believe this change in the assessment date is a material change.

Changes in Accounting Standards

Since May 2014, the Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, along with other supplemental guidance (together, Topic 606). Topic 606 introduced new, increased requirements for disclosure of revenue in financial statements and guidance intended to eliminate inconsistencies in the recognition of revenue. We adopted Topic 606 effective January 1, 2018 using the modified retrospective approach and elected the practical expedient available that allows an entity to recognize revenue in the amount to which the entity has the right to invoice related to performance completed to date. Our revenues are generally recognized when the underlying service has been provided in an amount prescribed by the related tariff. The new guidance did not change this pattern of recognition and therefore the adoption did not have a material effect on our reported results of operations, financial position or cash flows. Topic 606 also requires the separate presentation of “alternative revenue program” revenues on the income statement. We anticipate less than $20 million annually in alternative revenue program revenues related to our energy efficiency program and will disclose such activity in the notes to financial statements. See Note 4 for additional disclosures about revenues from contracts with customers.

In February 2016, the FASB issued ASU 2016-02 which created FASB Topic 842, Leases (Topic 842). Topic 842 amends previous GAAP to require the balance sheet recognition of substantially all lease assets and liabilities, including operating leases. Operating lease liabilities are not classified as debt for GAAP purposes under Topic 842 and are not treated as debt for regulatory purposes. Under current standards, all of Oncor’s existing leases meet the definition of an operating lease. Under the new rules, the recognition of any finance leases (currently known as capital leases) on the balance sheet would be classified as debt for GAAP purposes and are expected to be defined as debt for our regulatory capital structure purposes (see Note 9 for details) similar to the current capital lease treatment. We plan to adopt Topic 842 on January 1, 2019 and we expect to use certain practical expedients and policy elections available under the guidance including a practical expedient to not assess whether existing land easements that were not previously accounted for as leases are or contain a lease under Topic 842, an adoption method to not restate comparative periods and a policy election to forego the application of Topic 842 recognition requirements to short-term leases. The initial adoption of Topic 842 will affect our balance sheet, as our contracts for office space and fleet vehicles are currently classified as operating leases. Subsequent to adoption, to the extent Oncor enters into finance leases, its credit facility covenants and capitalization ratios could be impacted. We continue to evaluate our contracts for proper treatment under the new standards and the estimated impact on our financial statements.

In March 2017, the FASB issued ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, an amendment to Topic 715, Compensation – Retirement Benefits. ASU 2017-07 requires the non-service cost components of net retirement benefit plan costs be presented as non-operating in the income statement. In addition, only the service cost component of net retirement benefit plan cost is eligible for capitalization as part of inventory or property, plant and equipment. We adopted ASU 2017-07 on January 1, 2018. The presentation of costs is required to be applied on a retrospective basis while the capitalization eligibility requirement is applied on a prospective basis. The guidance allows a practical expedient that permits use of previously disclosed service costs and non-service costs of the Pension and OPEB Plans in the comparative periods as appropriate estimates when recasting the presentation of these costs in the income statements. We have elected this practical expedient. For cash flow purposes on a prospective basis, non-service costs will be reflected as a reduction to operating cash flows, offset by lower cash used in investing activities (lower capital expenditures). The new guidance did not have a material effect on our results of operations, financial position or net change in total cash flows and we do not expect the guidance to have a material effect on our rate-making process. For the three- and nine-month periods ended September 30, 2017, the adoption of ASU 2017-07 resulted in a reclassification of $8 million and $23 million from operation and maintenance expense to other income and (deductions), respectively, and a corresponding reclassification of $3 million and $9 million, respectively, from provision in lieu of income taxes to nonoperating provision in lieu of income taxes. For the years 2015, 2016 and 2017, the reclassification amounts are $28 million, $28 million and $31 million from operation and maintenance expense to other income and (deductions), respectively, and a corresponding reclassification of $10 million, $10 million and $11 million, respectively, from provision in lieu of income taxes to nonoperating provision in lieu of income taxes.

In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (ASU 2018-02). ASU 2018-02 allows a reclassification from accumulated other comprehensive income (AOCI) to capital accounts for stranded tax effects resulting from the TCJA which we expect to elect. Under ASU 2018-02, an entity will be required to provide certain disclosures regarding stranded tax effects, including its accounting policy related to releasing the income tax effects from AOCI. Our stranded tax effects in AOCI are approximately $4 million and will increase our capital account upon reclassification. ASU 2018-02 can be applied either as of the beginning of the period of adoption or retrospectively as of the date of enactment of the TCJA and to each period in which the effect of the TCJA is recognized. ASU 2018-02 is effective for our 2019 annual reporting period, including interim periods therein, with early adoption permitted. We plan to adopt the standard on a prospective basis, January 1, 2019.

2. EFH BANKRUPTCY PROCEEDINGS AND CHANGE IN INDIRECT OWNERSHIP OF ONCOR

In April 2014, EFH Corp. and the substantial majority of its direct and indirect subsidiaries at the time, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings. In 2016, pursuant to a plan of reorganization confirmed by the bankruptcy court, the TCEH Debtors exited bankruptcy pursuant to the Vistra Spin-Off. As a result of the Vistra Spin-Off, Vistra and its subsidiaries, including Luminant and TXU Energy, ceased to be related parties of ours as of October 3, 2016. See Note 11 for details of Oncor’s related-party transactions with members of the Texas Holdings Group. In connection with the plans of reorganization in the EFH Bankruptcy Proceedings, on March 9, 2018, Sempra acquired the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH (Sempra Acquisition), as discussed in further detail below.

Prior to consummation of the Sempra Acquisition, EFH Corp. entered into various merger agreements, which failed to close, with other parties in connection with the EFH Bankruptcy Proceedings and the potential transfer of its indirect ownership interest in Oncor. For a summary of those merger agreements and related regulatory proceedings, please see Note 2 to Financial Statements in the 2017 Form 10-K.

Sempra Acquisition

In August 2017, EFH Corp. and EFIH entered into an Agreement and Plan of Merger (Sempra Merger Agreement) with Sempra and one of its wholly-owned subsidiaries (collectively, the Sempra Parties) that contemplated the Sempra Parties acquiring the ownership interests in Oncor that were indirectly held by EFH Corp. The Sempra Acquisition closed on March 9, 2018. As a result of the Sempra Acquisition, EFH Corp. merged with an indirect subsidiary of Sempra, with EFH Corp. (renamed STH) continuing as the surviving company and an indirect, wholly-owned subsidiary of Sempra. The Sempra Merger Agreement did not impose any conditions on the EFH Debtors regarding Texas Transmission’s minority interest in Oncor. Accordingly, the Sempra Merger Agreement provided for the acquisition by Sempra of the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH. In accordance with the Sempra Merger Agreement, Sempra paid cash consideration of approximately $9.45 billion to acquire the indirect 80.03% outstanding membership interest in Oncor. In addition, in a separate transaction, Oncor Holdings acquired 0.22% of the outstanding membership interests in Oncor from Investment LLC. After the Sempra Acquisition, Texas Transmission continued to own 19.75% of Oncor’s outstanding membership interests. The Sempra Merger Agreement was consummated on March 9, 2018 after obtaining the approval of the bankruptcy court in the EFH Bankruptcy Proceedings, the Federal Communications Commission and the PUCT.

Pursuant to the terms of the Sempra Merger Agreement, in October 2017, Oncor and Sempra filed in PUCT Docket No 47675 a joint application with the PUCT seeking certain regulatory approvals with respect to the transactions contemplated by the amended joint plan of reorganization filed in September 2017 by the EFH Debtors (Sempra Plan). At its open meeting on March 8, 2018, the PUCT approved a final order adopting a settlement stipulation allowing the Sempra Acquisition to proceed. For more information regarding the Sempra Settlement Stipulation and the proceedings in PUCT Docket No. 47675, see “Sempra PUCT Proceedings” below.

In connection with the closing of the Sempra Acquisition, Oncor’s Limited Liability Company Agreement was amended and restated in its entirety on March 9, 2018. The Limited Liability Company Agreement, among other things, provides for the management of Oncor by a board of directors consisting of 13 members, including seven “disinterested directors” (as defined in the Limited Liability Company Agreement), two directors designated indirectly by Sempra, two directors designated by Texas Transmission (subject to certain conditions) and two directors that are current or former officers of Oncor.

Management Equity Purchase

On March 9, 2018, Oncor entered into an Interest Transfer Agreement (OMI Agreement) with Investment LLC, Oncor Holdings and Sempra. Pursuant to the 2008 Equity Interests Plan for Key Employees of Oncor Electric Delivery Company LLC and its affiliates, certain members of Oncor’s management, including Oncor’s executive officers and independent directors on Oncor’s board of directors, were granted the opportunity to purchase Class B equity interests (Class B Interests) in Investment LLC, an entity whose only assets consist of equity interests in Oncor. Investment LLC held 1,396,008 of the outstanding limited liability company interests in Oncor (the OMI Interests), which represented 0.22% of the outstanding membership interests in Oncor. For a description of the amounts of Class B Interests that were beneficially owned by members of Oncor’s board of directors and each of Oncor’s named executive officers, see “Security Ownership of Certain Beneficial Owners and Management and Related Equity Holder Matters – Security Ownership of Equity Interests of Oncor of Certain Beneficial Owners and Management.” in the 2017 Form 10-K.

Pursuant to the OMI Agreement, in connection with the closing of the Sempra Acquisition, Investment LLC transferred to Oncor Holdings all of the OMI Interests in exchange for $26 million in cash, which represents approximately $18.60 for each OMI Interest.

PUCT Matters Related to EFH Bankruptcy Proceedings

Previous Merger Agreement PUCT Proceedings

Prior to consummation of the Sempra Acquisition, EFH Corp. entered into various merger agreements, which failed to close, with other parties in connection with the EFH Bankruptcy Proceedings and the potential transfer of its indirect ownership interest in Oncor. For a summary of those merger agreements and related PUCT proceedings, please see Note 2 to Financial Statements in the 2017 Form 10-K.

Sempra PUCT Proceedings

Pursuant to the terms of the Sempra Merger Agreement, in October 2017 Oncor and Sempra filed in PUCT Docket No. 47675 a joint application with the PUCT seeking certain regulatory approvals with respect to the Sempra Plan. In December 2017, Oncor and Sempra entered into a stipulation with the Staff of the PUCT, the Office of Public Utility Counsel, the Steering Committee of Cities Served by Oncor and the Texas Industrial Energy Consumers reflecting the parties’ settlement of all issues in the PUCT proceeding regarding the joint application. On January 5, 2018, Oncor, Sempra and the Staff of the PUCT made a joint filing with the PUCT requesting that the PUCT approve the acquisition, consistent with the governance, regulatory and operating commitments in a revised stipulation joined by two additional parties. On January 23, 2018, Oncor and Sempra filed an additional revision to the revised stipulation (Sempra Settlement Stipulation) and announced that two more parties had joined in the Sempra Settlement Stipulation. On February 2, 2018, Oncor and Sempra announced that all of the intervenors in PUCT Docket No. 47675 had signed on to the Sempra Settlement Stipulation. At its February 15, 2018 open meeting, the PUCT directed PUCT Staff to prepare an order based on the Sempra Settlement Stipulation for consideration by the PUCT at its open meeting on March 8, 2018. At the open meeting, the PUCT approved the final order.

The parties to the Sempra Settlement Stipulation agreed that Sempra’s acquisition of EFH Corp. was in the public interest and would bring substantial benefits. The Sempra Settlement Stipulation requested that the PUCT approve the Sempra Acquisition. The joint application filed with the PUCT and the Sempra Settlement Stipulation outline certain ring-fencing measures, governance mechanisms and restrictions that apply after the Sempra Acquisition. As a result of these ring-fencing measures, Sempra will not control Oncor, and the ring-fencing measures limit Sempra’s ability to direct the management, policies and operations of Oncor, including the deployment or disposition of Oncor’s assets, declarations of dividends, strategic planning and other important corporate issues and actions. These limitations include limited representation on the board of directors of Oncor.

Pursuant to the order issued by the PUCT in PUCT Docket No. 47675 with respect to its approval of the transaction contemplated by the Sempra Plan (Sempra Order), following the consummation of the Sempra Acquisition, the board of directors of Oncor is required to consist of thirteen members and be constituted as follows:

•

seven members, which we refer to as disinterested directors, (i) shall be independent directors in all material respects under the rules of the New York Stock Exchange in relation to Sempra and its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have no material relationship with Sempra or its affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings at the time of the Sempra Acquisition or within the previous ten years;

•	two members shall be designated by Sempra (through Oncor Holdings);

•	two members shall be appointed by Texas Transmission; and

•

two members shall be current or former officers of Oncor (the Oncor Officer Directors), initially Robert S. Shapard and E. Allen Nye, Jr., who are the chair of the Oncor board and chief executive of Oncor, respectively.

In order for a current or former officer of Oncor to be eligible to serve as an Oncor Officer Director, such officer cannot have worked for Sempra or any of its affiliates (excluding Oncor Holdings and Oncor) or any other entity with a direct or indirect ownership interest in Oncor or Oncor Holdings in the ten-year period prior to such officer being employed by Oncor. Oncor Holdings, at the direction of STIH (a subsidiary of STH), which is a wholly-owned indirect subsidiary of, and controlled by, Sempra following the Sempra Acquisition), has the right to nominate and/or seek the removal of the Oncor Officer Directors, with such nomination or removal subject to approval by a majority of the Oncor board of directors.

In addition, the Sempra Order provides that Oncor’s board cannot be overruled by the board of Sempra or any of its subsidiaries on dividend policy, the issuance of dividends or other distributions (except for contractual tax payments), debt issuance, capital expenditures, operation and maintenance expenditures, management and service fees, and appointment or removal of board members, provided that certain actions may also require the additional approval of the Oncor Holdings board of directors. The Sempra Order also provides that any changes to the size, composition, structure or rights of the board must first be approved by the PUCT. In addition, if Sempra acquires Texas Transmission’s interest in Oncor, the two board positions on Oncor’s board of directors that Texas Transmission is entitled to appoint shall be eliminated and the size of Oncor’s board of directors will be reduced by two.

Additional regulatory commitments, governance mechanisms and restrictions provided in the Sempra Order include, among others:

•

A majority of the disinterested directors of Oncor must approve any annual or multi-year budget if the aggregate amount of capital expenditures or operating and maintenance expenditures in such budget is more than a 10% increase or decrease from the corresponding amounts of such expenditures in the budget for the preceding fiscal year or multi-year period, as applicable;

•	Oncor will make minimum aggregate capital expenditures equal to at least $7.5 billion over the period from January 1, 2018 through December 31, 2022 (subject to certain possible adjustments);

•

Sempra was required to make, within 60 days after the Sempra Acquisition, its proportionate share of the aggregate equity investment in Oncor in an amount necessary for Oncor to achieve a capital structure consisting of 57.5% long-term debt to 42.5% equity, as calculated for regulatory purposes;

•	Sempra contributed $117 million in cash commensurate with its ownership interest to Oncor on April 23, 2018, as discussed in further detail in Note 9 of Interim Financial Statements.

•

Oncor may not pay any dividends or make any other distributions (except for contractual tax payments) if a majority of its disinterested directors determines that it is in the best interests of Oncor to retain such amounts to meet expected future requirements;

•

At all times, Oncor will remain in compliance with the debt-to-equity ratio established by the PUCT from time to time for ratemaking purposes, and Oncor will not pay dividends or other distributions (except for contractual tax payments), if that payment would cause its debt-to-equity ratio to exceed the debt-to-equity ratio approved by the PUCT;

•

If the credit rating on Oncor’s senior secured debt by any of the three major rating agencies falls below BBB (or the equivalent), Oncor will suspend dividends and other distributions (except for contractual tax payments), unless otherwise allowed by the PUCT;

•

Without the prior approval of the PUCT, neither Sempra nor any of its affiliates (excluding Oncor) will incur, guaranty or pledge assets in respect of any indebtedness that is dependent on the revenues of Oncor in more than a proportionate degree than the other revenues of Sempra or on the stock of Oncor, and there will be no debt at STH or STIH at any time following the closing of the Sempra Acquisition;

•

Neither Oncor nor Oncor Holdings will lend money to or borrow money from Sempra or any of its affiliates (other than Oncor subsidiaries), or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and neither Oncor nor Oncor Holdings will share credit facilities with Sempra or any of its affiliates (other than Oncor subsidiaries), or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings;

•

Oncor will not seek recovery in rates of any expenses or liabilities related to EFH Corp.’s bankruptcy, or (1) any tax liabilities resulting from the Vistra Spin-Off, (2) any asbestos claims relating to non-Oncor operations of EFH Corp. or (3) any make-whole claims by holders of debt securities issued by EFH Corp. or EFIH, and Sempra was required to file with the PUCT a plan providing for the extinguishment of the liabilities described in items (1) through (3) above, which protects Oncor from any harm (which plan was filed with the PUCT on April 6, 2018 in PUCT Docket No. 48119);

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There must be maintained certain “separateness measures” that reinforce the financial separation of Oncor from STH and STH’s owners, including a requirement that dealings between Oncor, Oncor Holdings and their subsidiaries with Sempra, any of Sempra’s other affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, must be on an arm’s-length basis, limitations on affiliate transactions, separate recordkeeping requirements and a prohibition on pledging Oncor assets or stock for any entity other than Oncor;

•	No transaction costs or transition costs related to the Sempra Acquisition (excluding Oncor employee time) will be borne by Oncor’s customers nor included in Oncor’s rates;

•

Sempra will continue to hold indirectly at least 51% of the ownership interests in Oncor and Oncor Holdings for at least five years following the closing of the Sempra Acquisition, unless otherwise specifically authorized by the PUCT; and

•

Oncor will provide bill credits to electric delivery rates for ultimate credits to customers in an amount equal to 90% of any interest rate savings achieved due to any improvement in its credit ratings or market spreads compared to those as of June 30, 2017 until final rates are set in the next Oncor base rate case filed after PUCT Docket No. 46957 (except that savings will not be included in credits if already realized in rates); and one year after the Sempra Acquisition, Oncor will provide bill credits to electric delivery rates for inclusion in customer bills equal to 90% of any synergy savings until final rates are set in the next Oncor base rate proceeding after the 2017 rate review (PUCT Docket No. 46957), at which time any total synergy savings shall be reflected in Oncor’s rates. On September 7, 2018, Oncor filed its first semi-annual interest rate savings compliance report with the PUCT and began accruing a bill credit upon the issuance of its new debt in August 2018.

3. REGULATORY MATTERS

DCRF (PUCT Docket No. 48231)

On April 5, 2018, we filed with the PUCT, as well as cities with original jurisdiction over Oncor’s rates, an application for approval of a distribution cost recovery factor (DCRF). The DCRF will allow Oncor to recover, primarily through its tariff for retail delivery service, certain costs related to its 2017 distribution investments. We requested a $19 million increase in annual distribution revenues in our DCRF application. On June 13, 2018, we filed an unopposed stipulation that reduced the annual distribution revenue increase from $19 million to $15 million. The PUCT approved the stipulation on August 30, 2018, and the distribution tariffs became effective September 1, 2018.

Application to Decrease Rates Based on the TCJA of 2017 (PUCT Docket No. 48325)

In 2018, we made filings to incorporate the impacts of the TCJA into our tariffs, including the reduced corporate income tax rate from 35% to 21% and amortization of excess deferred federal income taxes. In the filings, we proposed a total net decrease in the revenue requirement used to set transmission and distribution rates of approximately $181 million annually as compared to the revenue requirement approved in Oncor’s most recent rate review, PUCT Docket No. 46957. The proposal included annual rate reductions of $144 million related to the reduction in income tax expense currently included in rates and $37 million related to the amortization of excess deferred income taxes over the lives of related assets. In September 2018, we reached an unopposed stipulation regarding an overall settlement of the TCJA impacts. The settlement includes, on an annual basis, $144 million related to the reduction of income tax expense currently in rates and $75 million related to amortization of excess deferred federal income taxes. The settlement rates have been implemented as follows on an interim basis as we await final PUCT approval.

•

For transmission customers, our TCOS rate incorporated the tax rate reduction beginning March 27, 2018. On July 1, 2018, a new interim TCOS rate was approved, subject to reconciliation, including a reduction due to amortization of excess deferred federal income taxes. The settlement results in a reduction of about $79 million of annualized transmission base revenue requirement as compared to the revenue requirement approved in PUCT Docket No. 46957.

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For distribution customers, interim rates implemented October 8, 2018 contain reductions for both the income tax expense currently in rates and the amortization of excess deferred tax expense. The settlement results in a reduction of about $140 million of annualized distribution base revenue requirement as compared to the revenue requirement approved in PUCT Docket No. 46957.

In addition, we agreed to refund the tax rate differential amounts collected and deferred since January 1, 2018, through the date the changed tariffs became effective. For transmission customers, we will refund tax amounts collected and deferred through March 26, 2018. For distribution customers, we will refund tax amounts collected and deferred through October 7, 2018. We plan to refund the tax rate differential of approximately $75 million as a bill credit in December 2018.

The pass-through of the impacts of the TCJA to ratepayers is not expected to impact net income. Amortization of excess deferred taxes will result in lower cash inflows as a result of reduced rates to end-use customers.

4. REVENUES

General

Our revenue is billed monthly under tariffs approved by the PUCT and the majority of revenues are related to providing electric delivery service to consumers. Tariff rates are designed to recover the cost of providing electric delivery service to customers including a reasonable rate of return on invested capital. As the units delivered can be directly measured, our revenues are recognized when the underlying service has been provided in an amount prescribed by the related tariff. We recognize revenue in the amount that we have the right to invoice. Substantially all of our revenues are from contracts with customers (Topic 606 revenues) except for alternative revenue program revenues discussed below.

Reconcilable Tariffs

The PUCT has designated certain tariffs (primarily TCRF, EECRF and previously AMS surcharges) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future tariffs are adjusted to either repay regulatory liabilities or collect regulatory assets.

As a result of the 2017 rate review order effective November 27, 2017, the AMS surcharges ceased and AMS related expenses and return became recoverable through distribution base rates.

Alternative Revenue Program

The PUCT has implemented an incentive program allowing us to earn performance bonuses by exceeding PUCT energy efficiency program targets. This incentive program is considered an “alternative revenue program” and the related performance bonus revenues are outside of the scope of Topic 606. Annual performance bonuses are recognized as revenue when approved by the PUCT, typically in the third or fourth quarter each year.

Disaggregation of Revenues

The following table reflects electric delivery revenues disaggregated by tariff for the three and nine months ended September 30, 2018:

Operating revenues	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
Revenues contributing to earnings:
Distribution base revenues	$604	$1,640

Transmission base revenues (TCOS revenues)
Billed to third-party wholesale customers	137	403
Billed to REPs serving Oncor distribution customers, through TCRF	77	234

Total transmission base revenues	214	637

Other miscellaneous revenues	17	48

Total revenues contributing to earnings	835	2,325

Revenues collected for pass-through expenses:
TCRF—third-party wholesale transmission service	237	719
EECRF and other regulatory charges	23	62

Revenues collected for pass-through expenses	260	781

Total operating revenues	$1,095	$3,106

Customers

Our distribution customers consist of approximately 90 REPs and certain electric cooperatives in our certificated service area. The consumers of the electricity we deliver are free to choose their electricity supplier from REPs who compete for their business. Our transmission base revenues are collected from load serving entities benefitting from our transmission system. Our transmission customers consist of municipalities, electric cooperatives and other distribution companies. REP subsidiaries of our two largest counterparties represented 27% and 22% of our total operating revenues for the three months ended September 30, 2018, and 24% and 19% of our total operating revenues for the nine months ended September 30, 2018. No other customer represented more than 10% of our total operating revenues.

Variability

Our revenues and cash flows are subject to seasonality, timing of customer billings, weather conditions and other electricity usage drivers, with revenues being highest in the summer. Payment is due 35 days after invoicing. Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by nonaffiliated REPs are recoverable as a regulatory asset.

Pass-through expenses

Expenses which are allowed to be passed-through to customers (primarily, third party wholesale transmission service and energy efficiency program costs) are generally recognized as revenue at the time the costs are incurred. Franchise taxes are assessed by local governmental bodies, based on kWh delivered and are not a “pass-through” item. The rates we charge customers are intended to recover the franchise taxes, but we are not acting as an agent to collect the taxes from customers; therefore, franchise taxes are reported as a principal component of “taxes other than amounts related to income taxes” instead of a reduction to “revenues” in the income statement.

5. REGULATORY ASSETS AND LIABILITIES

Recognition of regulatory assets and liabilities and the periods over which they are to be recovered or refunded through rate regulation are determined by the PUCT. Components of our regulatory assets and liabilities as of September 30, 2018 and December 31, 2017 are provided in the table below. Amounts not earning a return through rate regulation are noted.

	Remaining Rate Recovery/Amortization Period at	Carrying Amount At
	September 30, 2018	September 30, 2018	December 31, 2017
Regulatory assets:
Employee retirement costs being amortized	10 years	$305	$331
Unrecovered employee retirement costs incurred since the last rate review period (a)	To be determined	30	30
Employee retirement liability (a)(b)(c)	To be determined	800	854
Employee retirement plans—non-service costs	Lives of related assets	33	–
Self-insurance reserve (primarily storm recovery costs) being amortized	10 years	362	394
Unrecovered self-insurance reserve incurred since the last rate review period (a)	To be determined	53	49
Securities reacquisition costs	Lives of related debt	10	12
Deferred conventional meter and metering facilities depreciation	3 years	42	57
Under-recovered AMS costs	10 years	190	206
Excess deferred income taxes		–	197
Energy efficiency performance bonus (b)	1 year or less	3	12
Other regulatory assets	Various	22	38

Total regulatory assets		1,850	2,180

Regulatory liabilities:
Estimated net removal costs	Lives of related assets	1,006	954
Excess deferred income taxes	Primarily over lives of related assets	1,587	1,789
Federal income taxes—over-collected due to TCJA rate change	1 year or less	75	–
Over-recovered wholesale transmission service expense (b)	1 year or less	73	47
Other regulatory liabilities	Various	22	17

Total regulatory liabilities		2,763	2,807

Net regulatory assets (liabilities)		$(913)	$(627)

(a)	Recovery is specifically authorized by statute or by the PUCT, subject to reasonableness review.
(b)	Not earning a return in the regulatory rate-setting process.
(c)	Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.

6. SHORT-TERM BORROWINGS

At September 30, 2018 and December 31, 2017, outstanding short-term borrowings under our commercial paper program (CP Program) and revolving credit facility (Credit Facility) consisted of the following:

	At September 30,	At December 31,
	2018	2017
Total borrowing capacity	$2,000	$2,000
Commercial paper outstanding (a)	(1,099)	—
Credit facility outstanding (b)	—	(950)
Letters of credit outstanding (c)	(9)	(9)

Available unused credit	$892	$1,041

a)	The weighted average interest rate for commercial paper at September 30, 2018 was 2.45%.
b)	The weighted average interest rate for the credit facility at December 31, 2017 was 2.62%.
c)	Interest rates on outstanding letters of credit at September 30, 2018 and December 31, 2017 were 1.200% and 1.325%, respectively, based on our credit ratings.

Commercial Paper Program

In March 2018, we established the CP Program, under which we may issue unsecured commercial paper notes (Notes) on a private placement basis up to a maximum aggregate face or principal amount outstanding at any time of $2.0 billion. We also entered into commercial paper dealer agreements (Dealer Agreements) with commercial paper dealers (Dealers). The Dealer Agreements are substantially identical in all material respects except as to the parties thereto. A national bank acts as the issuing and paying agent under the CP Program pursuant to the terms of an issuing and paying agent agreement.

The proceeds of Notes issued under the CP Program are used for working capital and general corporate purposes. The CP Program obtains liquidity support from our Credit Facility discussed below. If at any time funds are not available on favorable terms under the CP Program, we may utilize the Credit Facility for funding.

The Dealer Agreements provide the terms under which the Dealers will either purchase from us or arrange for the sale by us of Notes pursuant to an exemption from federal and state securities laws. The Dealer Agreements contain customary representations, warranties, covenants and indemnification provisions. The maturities of the Notes will vary, but may not exceed 364 days from the date of issue. The Notes will be sold at a discount from par or, alternatively, will be sold at par and bear interest. Interest rates will vary based upon market conditions at the time of issuance of the Notes and may be fixed or floating determined by reference to a base rate and spread.

From time to time, one or more of the Dealers and certain of their respective affiliates have provided, and may in the future provide, commercial banking, investment banking and other financial advisory services to us and our affiliates for which the Dealers have received or will receive customary fees and expenses. In addition, certain of the Dealers or their affiliates are lenders under the Credit Facility.

Revolving Credit Facility

At September 30, 2018, we had a $2.0 billion unsecured revolving Credit Facility to be used for working capital and general corporate purposes, issuances of letters of credit and support for commercial paper issuances. We may request increases in our borrowing capacity in increments of not less than $100 million, not to exceed $400 million in the aggregate provided certain conditions are met, including lender approvals. The Credit Facility has a five-year term expiring in November 2022 and gives us the option of requesting up to two one-year extensions, with such extensions subject to certain conditions and lender approvals. Borrowings are classified as short-term on the balance sheet. At September 30, 2018, we had no outstanding borrowings under the Credit Facility.

Borrowings under the Credit Facility bear interest at per annum rates equal to, at our option, (i) LIBOR plus a spread ranging from 0.875% to 1.50% depending on credit ratings assigned to our senior secured non-credit enhanced long-term debt or (ii) an alternate base rate (the highest of (1) the prime rate of JPMorgan Chase, (2) the federal funds effective rate plus 0.50%, and (3) adjusted LIBOR plus 1.00%) plus a spread ranging from 0.00% to 0.50% depending on credit ratings assigned to our senior secured non-credit enhanced long-term debt. At September 30, 2018, the applicable interest rate for any outstanding borrowings would have been LIBOR plus 1.00%. Amounts borrowed under the Credit Facility, once repaid, can be borrowed again from time to time.

An unused commitment fee is payable quarterly in arrears and upon termination or commitment reduction at a rate equal to 0.075% to 0.225% (such spread depending on certain credit ratings assigned to our senior secured debt) of the daily unused commitments under the Credit Facility. At September 30, 2018, a commitment fee (at a rate of 0.100% per annum) was payable on the unfunded commitments under the Credit Facility, based on our current credit ratings.

Letter of credit fees on the stated amount of letters of credit issued under the Credit Facility are payable to the lenders quarterly in arrears and upon termination at a rate per annum equal to the spread over adjusted LIBOR. Customary fronting and administrative fees are also payable to letter of credit fronting banks.

Under the terms of the Credit Facility, the commitments of the lenders to make loans to us are several and not joint. Accordingly, if any lender fails to make loans to us, our available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the facility.

The Credit Facility contains customary covenants for facilities of this type, restricting, subject to certain exceptions, us and our subsidiaries from, among other things: incurring certain additional liens (not including liens relating to obligations secured pursuant to our Deed of Trust, which are permitted); entering into mergers and consolidations; sales of substantial assets and acquisitions and investments in subsidiaries. In addition, the Credit Facility requires that we maintain a consolidated senior debt-to-capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants. For purposes of the ratio, debt is calculated as indebtedness defined in the Credit Facility (principally, the sum of long-term debt, any capital leases, short-term debt and debt due currently in accordance with GAAP). Capitalization is calculated as membership interests determined in accordance with GAAP plus indebtedness described above. At September 30, 2018, we were in compliance with this and all other covenants.

7. LONG-TERM DEBT

Our senior notes are secured by a first priority lien on certain transmission and distribution assets equally and ratably with all of Oncor’s other secured indebtedness. See “Deed of Trust” below for additional information. At September 30, 2018 and December 31, 2017, our long-term debt consisted of the following:

	September 30,	December 31,
	2018	2017
Secured:
6.80% Fixed Senior Notes due September 1, 2018	$—	$550
2.15% Fixed Senior Notes due June 1, 2019	250	250
5.75% Fixed Senior Notes due September 30, 2020	126	126
4.10% Fixed Senior Notes due June 1, 2022	400	400
7.00% Fixed Debentures due September 1, 2022	800	800
2.95% Fixed Senior Notes due April 1, 2025	350	350
3.70% Fixed Senior Notes due November 15, 2028	350	—
7.00% Fixed Senior Notes due May 1, 2032	500	500
7.25% Fixed Senior Notes due January 15, 2033	350	350
7.50% Fixed Senior Notes due September 1, 2038	300	300
5.25% Fixed Senior Notes due September 30, 2040	475	475
4.55% Fixed Senior Notes due December 1, 2041	400	400
5.30% Fixed Senior Notes due June 1, 2042	500	500
3.75% Fixed Senior Notes due April 1, 2045	550	550
3.80% Fixed Senior Notes due September 30, 2047	325	325
4.10% Fixed Senior Notes due November 15, 2048	450	—

Secured long-term debt	6,126	5,876
Unsecured:
Term loan credit agreement due no later than March 26, 2019	—	275

Total long-term debt	6,126	6,151
Unamortized discount and debt issuance costs	(40)	(34)
Less amount due currently	(250)	(550)

Long-term debt, less amounts due currently	$5,836	$5,567

Debt-Related Activity in 2018

Debt Repayments

Repayments of long-term debt in the nine months ended September 30, 2018 consisted of $275 million aggregate principal amount of the term loan credit agreement due March 26, 2019 and $550 million aggregate principal amount of our 6.80% senior secured notes due September 1, 2018 (2018 Notes). The term loan agreement was repaid in full, and the 2018 Notes were defeased on August 10, 2018.

Debt Issuances

In August 2018, we issued $350 million aggregate principal amount of 3.70% senior secured notes due November 15, 2028 (the 2028 Notes) and $450 million aggregate principal amount of 4.10% senior secured notes due November 15, 2048 (the 2048 Notes and, together with the 2028 Notes, the New Notes). We used the proceeds (net of the initial purchasers’ discount, fees and expenses) of $791 million from the sale of the New Notes for general corporate purposes, including to pay the amount required for defeasance of our 2018 Notes, to repay the $131 million outstanding under our term loan credit agreement, and to repay notes due under our CP Program. The New Notes are secured by a first priority lien, and are secured equally and ratably with all of our other secured indebtedness.

Interest on the New Notes is payable in cash semiannually in arrears on May 15 and November 15 of each year, and the first interest payment is due November 15, 2018. Prior to August 15, 2028, in the case of the 2028 Notes, and May 15, 2048, in the case of the 2048 Notes, we may redeem such Notes at any time, in whole or in part, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. On and after August 15, 2028, in the case of the 2028 Notes, and May 15, 2048, in the case of the 2048 Notes, we may redeem such New Notes at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of such New Notes, plus accrued and unpaid interest. The New Notes also contain customary events of default, including failure to pay principal or interest when due.

The New Notes were issued in a private placement and were not registered under the Securities Act of 1933. We have agreed, subject to certain exceptions, to register with the SEC notes having substantially identical terms as the New Notes (except for provisions relating to the transfer restriction and payment of additional interest) as part of an offer to exchange freely tradable exchange notes for the New Notes. We have agreed to use commercially reasonable efforts to cause the exchange offer to be completed within 315 days after the issue date of the New Notes. If a registration statement for the exchange offer is not declared effective by the SEC within 270 days after the issue date of the New Notes or the exchange offer is not completed within 315 days after the issue date of the New Notes (an exchange default), then the annual interest rate on the 2028 Notes will increase 12.5 basis points per annum and the annual interest rate on the 2048 Notes will increase 15 basis points per annum until the earlier of the expiration of the exchange default or the second anniversary of the issue date of the New Notes.

Deed of Trust

Our secured indebtedness is secured equally and ratably by a first priority lien on property we acquired or constructed for the transmission and distribution of electricity. The property is mortgaged under the Deed of Trust. The Deed of Trust permits us to secure indebtedness (excluding borrowings under the CP Program and the Credit Facility) with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the lower of the fair value or cost of certain property additions that could be certified to the Deed of Trust collateral agent. At September 30, 2018, the amount of available bond credits was $3.588 billion and the amount of future debt we could secure with property additions, subject to those property additions being certified to the Deed of Trust collateral agent, was $2.136 billion.

Fair Value of Long-Term Debt

At September 30, 2018 and December 31, 2017, the estimated fair value of our long-term debt (including current maturities) totaled $6.731 billion and $7.153 billion, respectively, and the carrying amount totaled $6.086 billion and $6.117 billion, respectively. The fair value is estimated using observable market data, representing Level 2 valuations under accounting standards related to the determination of fair value.

8. COMMITMENTS AND CONTINGENCIES

EFH Bankruptcy Proceedings and Change in Indirect Ownership of Oncor

In April 2014, the Debtors commenced the EFH Bankruptcy Proceedings. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings. See Note 2 for further information regarding the resolution of the EFH Bankruptcy Proceedings and the change in control of our indirect majority owner in connection with such proceedings and Note 11 for our related-party transactions involving members of the Texas Holdings Group.

Legal/Regulatory Proceedings

We are involved in various legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows. See Note 3 in this report and Note 8 to Financial Statements in our 2017 Form 10-K for additional information regarding our legal and regulatory proceedings.

9. MEMBERSHIP INTERESTS

Cash Distributions

Distributions are limited by our required regulatory capital structure to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is 57.5% debt to 42.5% equity effective November 27, 2017. At September 30, 2018, $219 million was available for distribution to our members, as our regulatory capitalization ratio was 56.3% debt to 43.7% equity. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt including capital leases plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. Equity is calculated as membership interests determined in accordance with GAAP, excluding the effects of the acquisition accounting resulting from PUCT Docket No. 34077.

In October 2018, our board of directors declared a cash distribution of $180 million, which was paid to our members on November 6, 2018. In July 2018, our board of directors declared a cash distribution of $30 million, which was paid to our members on August 1, 2018.

Cash Contributions

In November 2018, our members made capital contributions of $140 million. In April 2018, our members made capital contributions of $144 million.

Membership Interests

The following table presents the changes to membership interests during the nine months ended September 30, 2018 and 2017:

	Capital Accounts	Accumulated Other Comprehensive Income (Loss)	Total Membership Interests
Balance at December 31, 2017	$8,004	$(101)	$7,903
Net income	426	—	426
Distributions	(30)	—	(30)
Capital contributions	144	—	144
Net effects of cash flow hedges (net of tax)	—	2	2
Defined benefit pension plans (net of tax)	—	2	2

Balance at September 30, 2018	$8,544	$(97)	$8,447

Balance at December 31, 2016	$7,822	$(111)	$7,711
Net income	343	—	343
Distributions	(237)	—	(237)
Net effects of cash flow hedges (net of tax)	—	1	1
Defined benefit pension plans (net of tax)	—	2	2

Balance at September 30, 2017	$7,928	$(108)	$7,820

Accumulated Other Comprehensive Income (Loss)

The following table presents the changes to accumulated other comprehensive income (loss) for the nine months ended September 30, 2018 and 2017:

	Cash Flow Hedges – Interest Rate Swap	Defined Benefit Pension and OPEB Plans	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2017	$(18)	$(83)	$(101)
Defined benefit pension plans (net of tax)	—	2	2
Amounts reclassified from accumulated other comprehensive income (loss) and reported in interest expense and related charges	2	—	2

Balance at September 30, 2018	$(16)	$(81)	$(97)

Balance at December 31, 2016	$(20)	$(91)	$(111)
Defined benefit pension plans (net of tax)	—	2	2
Amounts reclassified from accumulated other comprehensive income (loss) and reported in interest expense and related charges	1	—	1

Balance at September 30, 2017	$(19)	$(89)	$(108)

10. PENSION AND OPEB PLANS

Pension Plans

We sponsor the Oncor Retirement Plan and also have liabilities under the Vistra Retirement Plan, both of which are qualified pension plans under Section 401(a) of the Internal Revenue Code of 1986, as amended, and are subject to the provisions of ERISA. Employees do not contribute to either plan. We also have a supplemental pension plan for certain employees whose retirement benefits cannot be fully earned under the qualified retirement plans. See Note 10 to Financial Statements in our 2017 Form 10-K for additional information regarding pension plans.

OPEB Plans

We currently sponsor the Oncor OPEB Plans. One plan covers our eligible current and future retirees, excluding certain eligible retirees of EFH Corp./Vistra whose employment service was assigned to both Oncor (or a predecessor regulated utility business) and a non-regulated business of EFH Corp./Vistra which are now part of a separate plan discussed below.

Effective January 1, 2018, we established a second plan to cover retirees whose employment included service that has been assigned to both Oncor (or a predecessor regulated utility business) and non-regulated businesses of EFH Corp./Vistra. Vistra is solely responsible for its portion of the liability for retiree benefits related to those retirees. As we are not responsible for Vistra’s portion of the plan’s unfunded liability, that amount is not reported on our balance sheet. The establishment of the plan is not expected to have an impact on our financial statements.

See Note 10 to Financial Statements in our 2017 Form 10-K for additional information.

Pension and OPEB Costs

Our net costs related to pension plans and the Oncor OPEB Plans for the three and nine months ended September 30, 2018 and 2017 were comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Components of net allocated pension costs:
Service cost	$7	$6	$21	$18
Interest cost	29	32	89	98
Expected return on assets	(29)	(28)	(89)	(86)
Amortization of net loss	12	11	36	33

Net pension costs	19	21	57	63

Components of net OPEB costs:
Service cost	2	1	6	5
Interest cost	11	12	33	36
Expected return on assets	(2)	(2)	(6)	(6)
Amortization of prior service cost	(8)	(5)	(21)	(15)
Amortization of net loss	14	8	41	24

Net OPEB costs	17	14	53	44

Total net pension and OPEB costs	36	35	110	107
Less amounts deferred principally as property or a regulatory asset	(17)	(25)	(52)	(76)

Net amounts recognized as expense	$19	$10	$58	$31

The discount rates reflected in net pension and OPEB costs in 2018 are 3.53%, 3.72% and 3.73% for the Oncor Retirement Plan, the Vistra Retirement Plan and the Oncor OPEB Plans, respectively. The expected return on pension and OPEB plan assets reflected in the 2018 cost amounts are 5.13%, 4.78% and 6.20% for the Oncor Retirement Plan, the Vistra Retirement Plan and the Oncor OPEB Plans, respectively.

Pension and OPEB Plans Cash Contributions

We made cash contributions to the pension plans and Oncor OPEB Plans of $62 million and $31 million, respectively, during the nine months ended September 30, 2018. We expect to make additional cash contributions to the pension plans and Oncor OPEB Plans of $20 million and $4 million, respectively, during the remainder of 2018. Our aggregate pension plans and Oncor OPEB Plans funding is expected to total approximately $480 million and $175 million, respectively, in the 2018 to 2022 period based on the latest actuarial projections.

11. RELATED-PARTY TRANSACTIONS

The following represent our significant related-party transactions at September 30, 2018. As a result of the Sempra Acquisition, Sempra became a related party and the Sponsor Group ceased to be a related party as of March 9, 2018. See Note 2 for information regarding the Sempra Acquisition.

•

We are not a member of another entity’s consolidated tax group, but our owners’ federal income tax returns include their portion of our results. Under the terms of a tax sharing agreement among us, Oncor Holdings, Texas Transmission and STH (as successor to EFH Corp.), we are generally obligated to make payments to our owners, pro rata in accordance with their respective membership interests, in an aggregate amount that is substantially equal to the amount of federal income taxes that we would have been required to pay if we were filing our own corporate income tax return. STH will file a combined Texas Margin tax return which includes our results and our share of Texas margin tax payments, which are accounted for as income taxes and calculated as if we were filing our own return. See discussion in Note 1 to Financial Statements in our 2017 Form 10-K under “Income Taxes.” Under the “in lieu of” tax concept, all in lieu of tax assets and tax liabilities represent amounts that will eventually be settled with our members. In the event such amounts are not paid under the tax sharing agreement, it is probable that this regulatory liability will continue to be included in Oncor’s rate setting processes.

Amounts payable to (receivable from) members related to income taxes under the tax sharing agreement and reported on our balance sheet consisted of the following:

	At September 30, 2018			At December 31, 2017
	STH	Texas Transmission	Total	EFH Corp.	Texas Transmission	Total
Federal income taxes payable (receivable)	$13	$3	$16	$(21)	$(5)	$(26)
Texas margin taxes payable	16	—	16	21	—	21

Net payable (receivable)	$29	$3	$32	$—	$(5)	$(5)

Cash payments made to (received from) members related to income taxes consisted of the following:

	Nine Months Ended September 30, 2018				Nine Months Ended September 30, 2017
	STH	EFH Corp.	Texas Transmission	Total	EFH Corp.	Texas Transmission	Total
Federal income taxes	$41	$(19)	$6	$28	$(102)	$(12)	$(114)
Texas margin taxes	21	—	—	21	20	—	20

Total payments (receipts)	$62	$(19)	$6	$49	$(82)	$(12)	$(94)

•

Related parties of the Sponsor Group have (1) sold, acquired or participated in the offerings of our debt or debt securities in open market transactions or through loan syndications, and (2) performed various financial advisory, dealer, commercial banking and investment banking services for us and certain of our affiliates for which they have received or will receive customary fees and expenses.

As of March 8, 2018, approximately 16% of the equity in an existing vendor of the company was owned by a member of the Sponsor Group. During 2018 and 2017, this vendor performed transmission and distribution system construction and maintenance services for us. Cash payments were made for such services to this vendor and/or its subsidiaries totaling $35 million dollars for the year-to-date period ended March 8, 2018, of which approximately $33 million was capitalized and $2 million was recorded as an operation and maintenance expense.

See Note 9 for information regarding distributions to and capital contributions from members.

12. SUPPLEMENTARY FINANCIAL INFORMATION

Other Income and (Deductions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Professional fees	$—	$(4)	(4)	(12)
Sempra Acquisition related costs	—	—	(16)	—
Recoverable Pension and OPEB—non-service costs (a)	(13)	(8)	(40)	(23)
Non-recoverable pension and OPEB (Note 10)	(1)	(1)	(4)	(4)
Other, including interest income	1	—	1	4

Total other income and (deductions)—net	$(13)	$(13)	$(63)	$(35)

(a)	The prior periods have been adjusted to present non-service costs as a non-operating cost pursuant to ASU 2017-07. See Note 1 for additional information.

Interest Expense and Related Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Interest	$90	$89	$268	$263
Amortization of debt issuance costs and discounts	2	1	5	2
Less allowance for funds used during construction – capitalized interest portion	(3)	(3)	(9)	(8)

Total interest expense and related charges	$89	$87	$264	$257

Trade Accounts and Other Receivables

Trade accounts and other receivables reported on our balance sheet consisted of the following:

	At September 30,	At December 31,
	2018	2017
Gross trade accounts and other receivables	$691	$638
Allowance for uncollectible accounts	(3)	(3)

Trade accounts receivable – net	$688	$635

At September 30, 2018, REP subsidiaries of our two largest counterparties represented approximately 16% and 13% of the trade accounts receivable balance and at December 31, 2017, represented approximately 12% and 10% of the trade accounts receivable balance.

Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by nonaffiliated REPs are recoverable as a regulatory asset.

Investments and Other Property

Investments and other property reported on our balance sheet consisted of the following:

	At September 30, 2018	At December 31, 2017
Assets related to employee benefit plans, including employee savings programs	$111	$111
Land and other investments	10	2

Total investments and other property	$121	$113

Property, Plant and Equipment

Property, plant and equipment reported on our balance sheet consisted of the following:

	At September 30, 2018	At December 31, 2017
Total assets in service	$22,593	$21,717
Less accumulated depreciation and amortization	7,497	7,255

Net of accumulated depreciation and amortization	15,096	14,462
Construction work in progress	671	402
Held for future use	15	15

Property, plant and equipment – net	$15,782	$14,879

Intangible Assets

Intangible assets (other than goodwill) reported on our balance sheet as part of property, plant and equipment consisted of the following:

	At September 30, 2018			At December 31, 2017
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net
Identifiable intangible assets subject to amortization:
Land easements	$456	$99	$357	$453	$96	$357
Capitalized software	757	375	382	679	339	340

Total	$1,213	$474	$739	$1,132	$435	$697

Aggregate amortization expense for intangible assets totaled $13 million and $15 million for the three months ended September 30, 2018 and 2017, respectively, and $39 million and $44 million for the nine months ended September 30, 2018 and 2017, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Year	Amortization Expense
2018	$50
2019	47
2020	45
2021	45
2022	45

At both September 30, 2018 and December 31, 2017, goodwill totaling $4.1 billion was reported on our balance sheet. None of this goodwill is being deducted for tax purposes.

Employee Benefit Obligations and Other

Employee benefit obligations and other reported on our balance sheet consisted of the following:

	At September 30,	At December 31,
	2018	2017
Retirement plans and other employee benefits	$1,973	$2,035
Investment tax credits	8	10
Other	65	57

Total employee benefit obligations and other	$2,046	$2,102

Supplemental Cash Flow Information

	Nine Months Ended September 30,
	2018	2017
Cash payments (receipts) related to:
Interest	$243	$256
Less capitalized interest	(9)	(8)

Interest payments (net of amounts capitalized)	$234	$248

Amount in lieu of income taxes (a):
Federal	$28	$(114)
State	21	20

Total payments (receipts) in lieu of income taxes	$49	$(94)

Noncash construction expenditures (b)	$136	$103

(a)	See Note 11 for income tax related detail.
(b)	Represents end-of-period accruals.

13. INFRAREIT ACQUISITION

On October 18, 2018, we entered into the InfraREIT Merger Agreement, pursuant to which we will acquire all of the equity interests of InfraREIT and its subsidiary, InfraREIT Partners, subject to the conditions discussed below. The InfraREIT Acquisition will occur through the merger of InfraREIT with and into a newly formed wholly owned subsidiary of Oncor, followed by the merger of another newly formed wholly owned subsidiary of Oncor with and into InfraREIT Partners. InfraREIT’s stockholders and the limited partners of InfraREIT Partners will receive $21.00 in cash per share of common stock or limited partnership unit, as applicable. Total purchase price based on the number of shares and partnership units of InfraREIT and InfraREIT Partners currently outstanding is approximately $1.275 billion, plus we will bear certain transaction costs incurred by InfraREIT (including a management agreement termination fee of approximately $40.5 million that InfraREIT has agreed to pay Hunt Consolidated, Inc. at closing). The acquisition also includes InfraREIT’s outstanding debt, which totaled an aggregate of approximately $945 million at September 30, 2018.

In connection with entering into the InfraREIT Merger Agreement, we have received a commitment letter from Sempra and certain indirect equity holders of Texas Transmission (collectively, Equity Commitment Parties), pursuant to which, subject to the terms and conditions set forth therein, the Equity Commitment Parties have committed to provide their pro rata share of capital contributions to us in an aggregate principal amount of up to $1.330 billion, to fund the cash consideration payable by us in the InfraREIT Acquisition and the payment of certain related fees and expenses. The funding provided for in the commitment letter is contingent on the satisfaction of customary conditions, including the substantially simultaneous closing of the transactions contemplated by the InfraREIT Merger Agreement, but is not a condition to the closing of the InfraREIT Acquisition.

As a condition to the InfraREIT Acquisition, InfraREIT’s subsidiary, SDTS and SDTS’s tenant, SU, will complete an asset exchange (SDTS-SU Asset Exchange) immediately prior to the closing of the InfraREIT Acquisition, pursuant to which SDTS will exchange its south Texas assets for certain assets owned by SU. As result, upon closing of the InfraREIT Acquisition, we will own all of SDTS and SU’s assets and projects in north, central and west Texas and SU will own its and SDTS’s assets in south Texas.

In addition, as a condition to the closing of the SDTS-SU Asset Exchange, Sempra will acquire an indirect 50 percent limited partnership interest in SU (Sempra-SU Transaction). As a result of the Sempra-SU Transaction, SU will be our affiliate for purposes of PUCT rules. The SDTS-SU Asset Exchange also contemplates that at closing we and SU will each enter into a future development agreement and, subject to receipt of certain PUCT approvals, an operation and maintenance agreement. The future development agreement addresses ownership and funding of potential future SU transmission projects under certain circumstances where at least one endpoint of the project is a legacy SDTS asset. Oncor and SU will each own and fund certain percentages of the project depending on the project type and location of the transmission project’s end points. The operation and maintenance agreement provides that Oncor will provide to SU certain operations and maintenance services with respect to the SU assets in south Texas. Such services will be provided by us to SU at cost without a markup or profit.

Closing of the InfraREIT Acquisition is subject to the satisfaction of customary closing conditions, including, among others, (i) obtaining the approval of InfraREIT stockholders, (ii) the absence of certain make-whole, prepayment, accelerated payment obligations, or events of default with respect to certain notes of InfraREIT subsidiaries and obtaining of consents to certain amendments to the terms of the applicable notes, (iii) the satisfaction of certain regulatory conditions, including the receipt of the approval of the PUCT and the FERC, (v) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (vi) clearance by the Committee on Foreign Investment in the United States.

Oncor, InfraREIT and InfraREIT Partners have agreed to use their respective reasonable best efforts, subject to certain exceptions, to consummate the InfraREIT Acquisition as promptly as practicable. The InfraREIT Merger Agreement provides, among other items, that no later than 45 days after October 18, 2018, the parties will submit to the PUCT a single, integrated Joint Application for Sale, Transfer or Merger and requests for other necessary approvals required to effect the InfraREIT Acquisition. The InfraREIT Merger Agreement also provides for a go-shop period until 11:59 PM Dallas time on November 17, 2018, during which period InfraREIT and certain of its subsidiaries and representatives may solicit alternative acquisition proposals.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of

Oncor Electric Delivery Company LLC Dallas,

Texas

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oncor Electric Delivery Company LLC and subsidiary (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, cash flows, and membership interests, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2018 (not presented herein), expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the consolidated financial statements, the Company has implemented certain ring-fencing measures which management believes mitigate the Company’s potential exposure to the EFH Bankruptcy Proceedings.

/s/ Deloitte & Touche LLP

Dallas, Texas

February 22, 2018

We have served as the Company’s auditor since 2002.

ONCOR ELECTRIC DELIVERY COMPANY LLC

STATEMENTS OF CONSOLIDATED INCOME

	Year Ended December 31,
	2017	2016	2015
	(millions of dollars)
Operating revenues:
Nonaffiliates	$3,958	$3,205	$2,923
Affiliates	—	715	955

Total operating revenues	3,958	3,920	3,878

Operating expenses:
Wholesale transmission service	929	894	802
Operation and maintenance (Note 12)	762	754	724
Depreciation and amortization	762	785	863
Provision in lieu of income taxes (Notes 1, 4 and 12)	255	259	260
Taxes other than amounts related to income taxes	462	451	450

Total operating expenses	3,170	3,143	3,099

Operating income	788	777	779
Other income and (deductions)—net (Note 13)	(15)	(15)	(22)
Nonoperating provision in lieu of income taxes (Note 4)	12	(5)	(8)
Interest expense and related charges (Note 13)	342	336	333

Net income	$419	$431	$432

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

	Year Ended December 31,
	2017	2016	2015
	(millions of dollars)
Net income	$419	$431	$432
Other comprehensive income (loss):
Cash flow hedges – derivative value net loss recognized in net income (net of tax expense of $1, $1 and $1) (Note 1)	2	2	2
Defined benefit pension plans (net of tax benefit of $4, $- and $4) (Note 10)	8	—	(8)

Total other comprehensive income (loss)	10	2	(6)

Comprehensive income	$429	$433	$426

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC

STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year Ended December 31,
	2017	2016	2015
	(millions of dollars)
Cash flows — operating activities:
Net income	$419	$431	$432
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	815	833	908
Provision in lieu of deferred income taxes – net	309	181	40
Other – net	(2)	(4)	(4)
Changes in operating assets and liabilities:
Accounts receivable — trade (including affiliates)	(76)	(34)	12
Inventories	(1)	(7)	(8)
Accounts payable — trade (including affiliates)	(11)	14	(21)
Regulatory accounts related to reconcilable tariffs (Note 5)	29	(55)	11
Other — assets	54	37	22
Other — liabilities	(77)	33	(31)

Cash provided by operating activities	1,459	1,429	1,361

Cash flows — financing activities:
Issuances of long-term debt (Note 7)	600	175	725
Repayments of long-term debt (Note 7)	(324)	(41)	(639)
Net (decrease) increase in short-term borrowings (Note 6)	161	(51)	129
Distributions to members (Note 9)	(237)	(230)	(436)
Debt discount, premium, financing and reacquisition costs – net	(10)	10	(12)

Cash provided by (used in) financing activities	190	(137)	(233)

Cash flows — investing activities:
Capital expenditures (Note 12)	(1,631)	(1,352)	(1,154)
Business acquisition (Note 14)	(25)	—	—
Other – net	12	51	47

Cash used in investing activities	(1,644)	(1,301)	(1,107)

Net change in cash and cash equivalents	5	(9)	21
Cash and cash equivalents — beginning balance	16	25	4

Cash and cash equivalents — ending balance	$21	$16	$25

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2017	2016
	(millions of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$21	$16
Trade accounts receivable – net (Note 13)	635	545
Amounts receivable from members related to income taxes (Note 12)	26	80
Materials and supplies inventories — at average cost	91	89
Prepayments and other current assets	88	100

Total current assets	861	830
Investments and other property (Note 13)	113	100
Property, plant and equipment – net (Note 13)	14,879	13,829
Goodwill (Notes 1 and 13)	4,064	4,064
Regulatory assets (Note 5)	2,180	1,974
Other noncurrent assets	23	14

Total assets	$22,120	$20,811

LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 6)	$950	$789
Long-term debt due currently — Oncor (Note 7)	550	324
Trade accounts payable (Note 12)	242	231
Amounts payable to members related to income taxes (Note 12)	21	20
Accrued taxes other than amounts related to income	190	182
Accrued interest	83	83
Other current liabilities	188	144

Total current liabilities	2,224	1,773
Long-term debt, less amounts due currently — Oncor (Note 7)	5,567	5,515
Liability in lieu of deferred income taxes (Notes 1, 4 and 12)	1,517	2,788
Regulatory liabilities (Note 5)	2,807	856
Employee benefit obligations and other (Notes 12 and 13)	2,102	2,168

Total liabilities	14,217	13,100

Commitments and contingencies (Note 8)
Membership interests (Note 9):
Capital account — number of interests outstanding 2017 and 2016 – 635,000,000	8,004	7,822
Accumulated other comprehensive loss	(101)	(111)

Total membership interests	7,903	7,711

Total liabilities and membership interests	$22,120	$20,811

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC

STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS

	Year Ended December 31,
	2017	2016	2015
	(millions of dollars)
Capital account:
Balance at beginning of period	$7,822	$7,621	$7,625
Net income	419	431	432
Distributions to members	(237)	(230)	(436)

Balance at end of period (number of interests outstanding: 2017, 2016 and 2015 – 635 million)	8,004	7,822	7,621

Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	(111)	(113)	(107)
Net effects of cash flow hedges (net of tax expense of $1, $1 and $1)	2	2	2
Defined benefit pension plans (net of tax benefit of $4, $- and $4) (Note 10)	8	—	(8)

Balance at end of period	(101)	(111)	(113)

Total membership interests at end of period	$7,903	$7,711	$7,508

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

References in this report to “we,” “our,” “us” and “the company” are to Oncor and/or its subsidiary as apparent in the context. See “Glossary” for definition of terms and abbreviations.

We are a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs that sell power in the north-central, eastern and western parts of Texas. Revenues from subsidiaries of Vistra (formerly subsidiaries of TCEH) represented 22%, 23% and 25% of our total operating revenues for the years ended December 31, 2017, 2016 and 2015, respectively. We are a direct, majority-owned subsidiary of Oncor Holdings, which is a direct, wholly-owned subsidiary of EFIH, a direct, wholly-owned subsidiary of EFH Corp. EFH Corp. is a subsidiary of Texas Holdings, which is controlled by the Sponsor Group. Oncor Holdings owns 80.03% of our membership interests, Texas Transmission owns 19.75% of our membership interests and certain members of our management team and board of directors indirectly own the remaining membership interests through Investment LLC. We are managed as an integrated business; consequently, there are no separate reportable business segments.

Our consolidated financial statements include our former wholly-owned, bankruptcy-remote financing subsidiary, Bondco, a VIE through December 29, 2016, at which time it was dissolved (see Note 13). This financing subsidiary was organized for the limited purpose of issuing certain transition bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002. Bondco issued an aggregate $1.3 billion principal amount of transition bonds during 2003 and 2004. The 2003 Series transition bonds matured and were paid in full in 2015 and the 2004 Series transition bonds matured and were paid in full in May 2016. Final true-up proceedings and refunds of over-collected transition charges for the transition bonds were conducted by Oncor and the PUCT during 2016 and had no material net income impact.

Various “ring-fencing” measures have been taken to enhance the separateness between the Oncor Ring-Fenced Entities and the Texas Holdings Group and our credit quality. These measures serve to mitigate our and Oncor Holdings’ credit exposure to the Texas Holdings Group and to reduce the risk that our assets and liabilities or those of Oncor Holdings would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in connection with a bankruptcy of one or more of those entities, including the EFH Bankruptcy Proceedings discussed below. Such measures include, among other things: our sale of a 19.75% equity interest to Texas Transmission in November 2008; maintenance of separate books and records for the Oncor Ring-Fenced Entities; our board of directors being comprised of a majority of independent directors; and prohibitions on the Oncor Ring-Fenced Entities providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group. None of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or contractual obligations of any member of the Texas Holdings Group. We do not bear any liability for debt or contractual obligations of the Texas Holdings Group, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from the Texas Holdings Group.

In the PUCT proceedings requesting approval of the Sempra Acquisition (PUCT Docket No. 47675), Sempra has committed to certain ring-fencing measures that will be in effect upon closing of the Sempra Acquisition. For more information on the Sempra Acquisition and the related PUCT proceedings, see Note 2.

EFH Bankruptcy Proceedings

On the EFH Petition Date, EFH Corp. and the substantial majority of its direct and indirect subsidiaries at the time, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Oncor Ring-Fenced Entities are not parties to the EFH Bankruptcy Proceedings. We believe the “ring-fencing” measures discussed above mitigate our potential exposure to the EFH Bankruptcy Proceedings. See Note 2 for a discussion of the potential impacts of the EFH Bankruptcy Proceedings on our financial statements.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with GAAP. All dollar amounts in the financial statements and tables in the notes are stated in millions of U.S. dollars unless otherwise indicated.

Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments were made to previous estimates or assumptions during the current year.

Revenue Recognition

General

Oncor’s revenue is billed under tariffs approved by the PUCT and the majority of revenues are related to providing electric delivery service to consumers. Tariff rates are designed to recover the cost of providing electric delivery service including a reasonable rate of return on invested capital. Revenues are generally recognized when the underlying service has been provided in an amount prescribed by the related tariff.

Reconcilable Tariffs

The PUCT has designated certain tariffs (TCRF, EECRF surcharges, AMS surcharges and charges related to transition bonds) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future tariffs are adjusted to either repay regulatory liabilities or collect regulatory assets. See “Regulatory Assets and Liabilities” below.

Impairment of Long-Lived Assets and Goodwill

We evaluate long-lived assets (including intangible assets with finite lives) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We also evaluate goodwill for impairment annually (at December 1) and whenever events or changes in circumstances indicate that an impairment may exist. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows.

If at the assessment date our carrying value exceeds our estimated fair value (enterprise value), then the estimated enterprise value is compared to the estimated fair values of our operating assets (including identifiable intangible assets) and liabilities at the assessment date. The resultant implied goodwill amount is compared to the recorded goodwill amount. Any excess of the recorded goodwill amount over the implied goodwill amount is written off as an impairment charge.

The goodwill impairment tests performed in 2017, 2016 and 2015 were based on a qualitative assessment in which we considered macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relative factors. Based on tests results, no impairments were recognized in 2017, 2016 or 2015.

Provision in Lieu of Income Taxes

Effective with the November 2008 sale of equity interests to Texas Transmission and Investment LLC, we became a partnership for U.S. federal income tax purposes, and subsequently we are not a member of EFH Corp.’s consolidated tax group and only EFH Corp.’s share of our partnership income is included in its consolidated federal income tax return. Our tax sharing agreement with Oncor Holdings and EFH Corp. was amended in November 2008 to include Texas Transmission and Investment LLC. The tax sharing agreement provides for the calculation of tax liability substantially as if we and Oncor Holdings were taxed as corporations, and requires tax payments to members determined on that basis (without duplication for any income taxes paid by a subsidiary of Oncor Holdings).

While partnerships are not subject to income taxes, in consideration of the tax sharing agreement and the presentation of our financial statements as an entity subject to cost-based regulatory rate-setting processes, with such costs including income taxes, the financial statements present amounts determined under the tax sharing agreement as “provision in lieu of income taxes” and “liability in lieu of deferred income taxes” for periods subsequent to the sales of equity interests discussed in Note 4. Such amounts are determined in accordance with the provisions of accounting guidance for income taxes and for uncertainty in income taxes and thus differences between the book and tax bases of assets and liabilities are accounted for as if we were taxed as a corporation. The accounting guidance for rate-regulated enterprises requires the recognition of regulatory assets or liabilities if it is probable such deferred tax-related amounts will be recovered from, or returned to customers in future rates. Investment tax credits are amortized to income over the estimated lives of the related properties.

We classify interest and penalties expense related to uncertain tax positions as current provision in lieu of income taxes as discussed in Note 4.

Defined Benefit Pension Plans and OPEB Plans

We have liabilities under pension plans that offer benefits based on either a traditional defined benefit formula or a cash balance formula and an OPEB plan that offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from the company. Costs of pension and OPEB plans are dependent upon numerous factors, assumptions and estimates. See Note 10 for additional information regarding pension and OPEB plans.

Contingencies

We evaluate and account for contingencies using the best information available. A loss contingency is accrued and disclosed when it is probable that an asset has been impaired or a liability incurred and the amount of the loss can be reasonably estimated. If a range of probable loss is established, the minimum amount in the range is accrued, unless some other amount within the range appears to be a better estimate. If the probable loss cannot be reasonably estimated, no accrual is recorded, but the loss contingency is disclosed to the effect that the probable loss cannot be reasonably estimated. A loss contingency will be disclosed when it is reasonably possible that an asset has been impaired or a liability incurred. If the likelihood that an impairment or incurrence is remote, the contingency is neither accrued nor disclosed. Gain contingencies are recognized upon realization.

System of Accounts

Our accounting records have been maintained in accordance with the FERC Uniform System of Accounts as adopted by the PUCT.

Property, Plant and Equipment

Properties are stated at original cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead and an allowance for funds used during construction.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties based on depreciation rates approved by the PUCT. As is common in the industry, depreciation expense is recorded using composite depreciation rates that reflect blended estimates of the lives of major asset groups as compared to depreciation expense calculated on a component asset-by-asset basis. Depreciation rates include plant removal costs as a component of depreciation expense, consistent with regulatory treatment. Actual removal costs incurred are charged to accumulated depreciation. When accrued removal costs exceed incurred removal costs, the difference is reclassified as a regulatory liability to retire assets in the future.

Regulatory Assets and Liabilities

We are subject to rate regulation and our financial statements reflect regulatory assets and liabilities in accordance with accounting standards related to the effect of certain types of regulation. Regulatory assets and liabilities represent probable future revenues that will be recovered from or refunded to customers through the ratemaking process based on PURA and/or the PUCT’s orders, precedents or substantive rules. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital subject to PUCT review for reasonableness and prudence and possible disallowance. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 5 for more information regarding regulatory assets and liabilities.

Franchise Taxes

Franchise taxes are assessed to us by local governmental bodies, based on kWh delivered and are a principal component of taxes other than amounts related to income taxes as reported in the income statement. Franchise taxes are not a “pass through” item. The rates we charge customers are intended to recover the franchise taxes, but we are not acting as an agent to collect the taxes from customers.

Allowance for Funds Used During Construction (AFUDC)

AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. AFUDC is capitalized on all projects involving construction periods lasting greater than thirty days. The equity portion, if any, of capitalized AFUDC is accounted for as other income. See Note 13 for detail of amounts charged to interest expense.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts. The following discussion of fair value accounting standards applies primarily to our determination of the fair value of assets in the pension and OPEB plans trusts (see Note 10) and long-term debt (see Note 7).

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•

Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2 valuations use inputs that, in the absence of actively quoted market prices, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs.

•

Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis.

The fair value of certain investments is measured using the net asset value (NAV) per share as a practical expedient. Such investments measured at NAV are not required to be categorized within the fair value hierarchy. See “Changes in Accounting Standards” below.

Consolidation of Variable Interest Entities

A VIE is an entity with which we have a relationship or arrangement that indicates some level of control over the entity or results in economic risks to us. We consolidate a VIE if we have: a) the power to direct the significant activities of the VIE and b) the right or obligation to absorb profit and loss from the VIE (primary beneficiary). See Note 13.

Derivative Instruments and Mark-to-Market Accounting

We have from time-to-time entered into derivative instruments to hedge interest rate risk. If the instrument meets the definition of a derivative under accounting standards related to derivative instruments and hedging activities, the fair value of each derivative is recognized on the balance sheet as a derivative asset or liability and changes in the fair value are recognized in net income, unless criteria for certain exceptions are met. This recognition is referred to as “mark-to-market” accounting.

Changes in Accounting Standards

Since May 2014, the Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers along with other supplemental guidance (together, Topic 606). Topic 606 introduces new, increased requirements for disclosure of revenue in financial statements and guidance that are intended to eliminate inconsistencies in the recognition of revenue. We will add a revenue-related note to the financial statements to satisfy the new disclosure requirements of Topic 606. Topic 606 also requires the separate presentation of “alternative revenue program” revenues on the income statement. We anticipate less than $20 million annually in alternative revenue program revenues related to our energy efficiency program and will disclose such activity in the notes to financial statements. We are required to adopt Topic 606 effective January 1, 2018. We will adopt using the modified retrospective approach and will elect certain practical expedients available under the guidance. Our revenues from customers are tariff-based and are designed to recover the cost of providing electric delivery service to customers including a reasonable rate of return on invested capital. Revenues are generally recognized when the underlying service has been provided in an amount prescribed by the related tariff. The new guidance does not change this pattern of recognition and therefore the adoption will not have an effect on our reported results of operations, financial position or cash flows.

In February 2016, the FASB issued ASU 2016-02 which created FASB Topic 842, Leases (Topic 842). Topic 842 amends previous GAAP to require the balance sheet recognition of lease assets and liabilities for operating leases. Operating lease liabilities will not be classified as debt for GAAP purposes under Topic 842 and will not be treated as debt for regulatory purposes. At this time, all of Oncor’s existing leases meet the definition of an operating lease liability. Under the new rules, the recognition of any finance leases (currently known as capital leases) on the balance sheet would be classified as debt for GAAP purposes and are expected to be defined as debt for our regulatory capital structure purposes (see Note 9 for details) similar to the current capital lease treatment. We will be required to adopt Topic 842 by January 1, 2019. We expect to adopt at that time using certain practical expedients available under the transition guidance including a practical expedient to not assess whether existing land easements that were not previously accounted for as leases are or contain a lease under Topic 842. The initial adoption of Topic 842 will affect our balance sheet, as leased buildings and vehicles are recognized as operating lease liabilities. Subsequent to adoption, to the extent Oncor enters into finance leases, its credit facility covenants and capitalization ratios could be impacted. We continue to compile a population of contracts for assessment and evaluate the potential impact of Topic 842 on our financial statements.

In March 2017, the FASB issued ASU 2017-07 Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, an amendment to Topic 715, Compensation – Retirement Benefits (Topic 715). Topic 715, as amended, will require the non-service cost components of net retirement benefit plan costs be presented as non-operating in the income statement. In addition, only the service cost component of net retirement benefit plan cost will be eligible for capitalization as part of inventory or property, plant and equipment. We are required to adopt the amendment effective January 1, 2018. The income statement presentation requirement must be applied on a retrospective basis while the capitalization eligibility requirement is applied on a prospective basis. The guidance allows a practical expedient that permits use of previously disclosed service costs and non-service costs from the Pension and OPEB Plans note in the comparative periods as appropriate estimates when retrospectively changing the presentation of these costs in the income statements. We will elect this practical expedient. For cash flow purposes on a prospective basis, non-service costs will be reflected as a reduction to operating cash flows, offset by lower cash used in investing activities (lower capital expenditures). We do not expect the new guidance to have a material effect on our rate-making process, our results of operations, financial position or net change in total cash flows but continue to evaluate for potential impacts.

2. EFH BANKRUPTCY PROCEEDINGS

On the EFH Petition Date, EFH Corp. and the substantial majority of its direct and indirect subsidiaries at the time, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Oncor Ring-Fenced Entities are not parties to the EFH Bankruptcy Proceedings. We believe the “ring-fencing” measures discussed above mitigate our potential exposure to the EFH Bankruptcy Proceedings. See Note 1 and below for further information regarding the EFH Bankruptcy Proceedings and the proposed change in control of our indirect majority owner in connection with such proceedings.

The U.S. Bankruptcy Code automatically enjoined, or stayed, us from judicial or administrative proceedings or filing of other actions against our affiliates or their property to recover, collect or secure our claims arising prior to the EFH Petition Date. Following the EFH Petition Date, EFH Corp. received approval from the bankruptcy court to pay or otherwise honor certain prepetition obligations generally designed to stabilize its operations. Included in the approval were the obligations owed to us representing our prepetition electricity delivery fees. As of December 31, 2017, we had collected our prepetition receivables from the Texas Holdings Group of approximately $129 million.

In May 2016, the Debtors filed a joint Plan of Reorganization (2016 Plan of Reorganization) pursuant to Chapter 11 of the U.S. Bankruptcy Code and a related disclosure statement with the bankruptcy court. The 2016 Plan of Reorganization provided that the confirmation and effective date of the 2016 Plan of Reorganization with respect to the TCEH Debtors may occur separate from, and independent of, the confirmation and effective date of the 2016 Plan of Reorganization with respect to the EFH Debtors. In this regard, the bankruptcy court confirmed the 2016 Plan of Reorganization with respect to the TCEH Debtors in August 2016, and it became effective by its terms, and the spin-off of the TCEH Debtors from EFH Corp. (Vistra Spin-Off) occurred, effective October 3, 2016. As a result of the Vistra Spin-Off, Vistra and its subsidiaries, including Luminant and TXU Energy, ceased to be affiliates of ours as of October 3, 2016.

The EFH Bankruptcy Proceedings continue to be a complex litigation matter and the full extent of potential impacts on us remain unknown. Bankruptcy courts have broad equitable powers, and as a result, outcomes in bankruptcy proceedings are inherently difficult to predict. We will continue to evaluate our affiliate transactions and contingencies throughout the EFH Bankruptcy Proceedings to determine any risks and resulting impacts on our results of operations, financial statements and cash flows.

See Note 12 for details of Oncor’s related-party transactions with members of the Texas Holdings Group.

Potential Change in Indirect Ownership of Oncor

During the course of the EFH Bankruptcy Proceedings, certain plans of reorganization have been filed that contemplate the transfer of the ownership interests in Oncor that are indirectly held by EFH Corp. Below is a summary of certain matters relating to the potential change in indirect ownership of Oncor that have been proposed in the EFH Bankruptcy Proceedings.

Prior Merger Agreements

The following merger agreements relating to a potential change in indirect ownership of Oncor were entered into in connection with the EFH Bankruptcy Proceedings. Each of these prior merger agreements has been terminated in accordance with its respective terms.

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In August 2015, the EFH Debtors entered into a merger and purchase agreement (Hunt Merger Agreement) with an investor group consisting of certain unsecured creditors of TCEH and an affiliate of Hunt Consolidated, Inc., as well as certain other investors designated by Hunt Consolidated, Inc. (collectively, the Hunt Investor Group), that would have led to a significant change in the indirect equity ownership of Oncor. In August 2015, at the request of and with the consent of EFH Corp. and EFIH, Oncor and Oncor Holdings entered into a letter agreement (Hunt Letter Agreement) with the purchasers party to the Hunt Merger Agreement that described certain corporate actions Oncor and Oncor Holdings would take in connection with the merger contemplated by the Hunt Merger Agreement as well as conditions to Oncor’s and Oncor Holdings’ obligations to take those actions. In September 2015, Oncor and the Hunt Investor Group filed a joint application with the PUCT seeking certain regulatory approvals with respect to the transactions contemplated by the Hunt Merger Agreement. The PUCT issued an order conditionally approving the joint application in March 2016 and in April 2016 the Hunt Investor Group and certain intervenors filed motions for rehearing. As discussed under “PUCT Matters Related to the EFH Bankruptcy Proceedings – Hunt PUCT Proceedings” below, in May 2016, the PUCT denied the motions for rehearing in PUCT Docket No. 45188 and the Hunt Merger Agreement was terminated. The Hunt Letter Agreement was also terminated pursuant to its terms. In June 2016 the Hunt Investor Group filed a petition with the Travis County District Court seeking review of the PUCT order. We cannot predict the results of the review or the ultimate disposition of PUCT Docket No. 45188, particularly in light of the termination of the Hunt Merger Agreement.

•

Following the termination of the Hunt Merger Agreement, in July 2016 EFH Corp. and EFIH entered into an Agreement and Plan of Merger (NEE Merger Agreement) with NextEra Energy, Inc. (NEE) and EFH Merger Co., LLC, a wholly-owned subsidiary of NEE, that provided for NEE’s acquisition of the equity interests in Oncor indirectly owned by EFH Corp. and EFIH. In addition, at the request of and with the consent of EFH Corp. and EFIH, on August 4, 2016, Oncor and Oncor Holdings entered into a letter agreement (NEE Letter Agreement) with NEE and EFH Merger Co., LLC that described certain corporate actions Oncor and Oncor Holdings would take in connection with the merger contemplated by the NEE Merger Agreement as well as conditions to Oncor’s and Oncor Holdings’ obligations to take those actions. Additionally, in October 2016, an affiliate of NEE entered into an Agreement and Plan of Merger (the TTI Merger Agreement) with Texas Transmission Holdings Corporation (TTHC), the parent of Texas Transmission, and certain of its affiliates to purchase Texas Transmission’s 19.75% equity interest in Oncor for approximately $2.4 billion. The bankruptcy court approved EFH Corp. and EFIH’s entry into the NEE Merger Agreement and related plan support agreement in September 2016 and confirmed an amended plan of reorganization in February 2017 (NEE Plan). The consummation of the transactions contemplated by the NEE Merger Agreement and related plan of reorganization and the TTI Merger Agreement was subject to various conditions precedent, including the approval of the PUCT. Oncor and NEE filed a joint application seeking certain regulatory approvals with respect to the NEE Merger Agreement and the TTI Merger Agreement in October 2016. The PUCT denied the application on April 13, 2017, issued an order on rehearing on June 7, 2017 re-affirming its decision that the proposed transaction was not in the public interest and denied NEE’s second motion for rehearing on June 29, 2017. Following these developments, on July 6, 2017, EFH and EFIH delivered a notice terminating the NEE Merger Agreement, which caused the NEE Plan to be null and void. The NEE Letter Agreement also terminated pursuant to its terms. As discussed under “PUCT Matters Related to the EFH Bankruptcy Proceedings” below, on July 13, 2017, NEE filed a petition with the Travis County District Court seeking review of the PUCT order (PUCT NEE Plan Order). We cannot assess the impact of the termination of the NEE Merger Agreement on the results of the review or ultimate disposition of the PUCT NEE Plan Order, or any associated impacts of such termination and matters relating to the PUCT NEE Plan Order on the TTI Merger Agreement and the transactions contemplated thereby. For more information regarding the TTI Merger Agreement and its related regulatory proceedings, see under “PUCT Matters Related to the EFH Bankruptcy Proceedings –NEE PUCT Proceedings” below.

•

Following the termination of the NEE Merger Agreement, on July 7, 2017, EFH Corp. and EFIH executed a merger agreement (BHE Merger Agreement) with Berkshire Hathaway Energy Company (BHE) and certain of its subsidiaries. The BHE Merger Agreement provided for the acquisition by BHE of the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH. In connection with the execution of the BHE Merger Agreement, on July 7, 2017, the EFH Debtors filed a joint plan of reorganization (BHE Plan) and a related disclosure statement. In addition, at the request of and with the consent of EFH Corp. and EFIH, on July 7, 2017, Oncor and Oncor Holdings entered into a letter agreement (BHE Letter Agreement) with BHE and its subsidiaries that were party to the BHE Merger Agreement that described certain corporate actions Oncor and Oncor Holdings would take in connection with the merger contemplated by the BHE Merger Agreement as well as conditions to Oncor’s and Oncor Holdings’ obligations to take those actions. The EFH Debtors terminated the BHE Merger Agreement on August 21, 2017 in connection with their entry into the Sempra Merger Agreement (as defined and discussed below), which caused the BHE Plan to become null and void. The BHE Letter Agreement also terminated pursuant to its terms. Further, by order dated September 7, 2017, the bankruptcy court ordered that the BHE Merger Agreement was terminated and not approved.

Sempra Merger Agreement

On August 15, 2017, the EFH Debtors received an alternative proposal from Sempra Energy (Sempra) that largely followed the structure of the BHE Plan. Following negotiations, on August 21, 2017, EFH Corp. and EFIH entered into an Agreement and Plan of Merger (Sempra Merger Agreement) with Sempra and one of its wholly-owned subsidiaries (collectively, the Sempra Parties). Pursuant to the Sempra Merger Agreement, EFH Corp. will be merged with an indirect subsidiary of Sempra, with EFH Corp. continuing as the surviving company and an indirect, wholly-owned subsidiary of Sempra. The Sempra Merger Agreement does not impose any conditions on the EFH Debtors regarding TTI’s minority interest in Oncor. Accordingly, the Sempra Merger Agreement provides for the acquisition by Sempra of the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH (Sempra Acquisition).

Following the execution and delivery of the Sempra Merger Agreement, EFIH requested, pursuant to the Sempra Merger Agreement, that Oncor Holdings and Oncor enter into a letter agreement (Sempra Letter Agreement) with the Sempra Parties. The Sempra Letter Agreement was executed on August 25, 2017 and sets forth certain rights and obligations of the Oncor Ring-Fenced Entities and the Sempra Parties to cooperate in the manner set forth therein with respect to initial steps to be taken in connection with the acquisition of Reorganized EFH and the other transactions described in the Sempra Merger Agreement. Pursuant to the terms of the Sempra Letter Agreement, the Oncor Ring-Fenced Entities are to conduct, in all material respects, their businesses in the ordinary course of business and materially consistent with the plan for 2017 and 2018 contained in Oncor’s long-range business plan. The Sempra Letter Agreement also provides that the Oncor Ring-Fenced Entities will cooperate with the Sempra Parties to prepare and file all necessary applications for governmental approvals of the transactions contemplated by the Sempra Merger Agreement, including PUCT and FERC approvals. The Sempra Letter Agreement is not intended to give the Sempra Parties, directly or indirectly, the right to control or direct the operations of any of the Oncor Ring-Fenced Entities.

Closing Conditions to the Sempra Merger Agreement

The Sempra Merger Agreement is subject to customary closing conditions, including the approval of the bankruptcy court in the EFH Bankruptcy Proceedings, Federal Communications Commission and the PUCT. Certain conditions, such as approval from FERC, the Vermont Department of Financial Regulation and receipt of a private letter ruling from the IRS have already been satisfied.

In connection with the execution of the Sempra Merger Agreement, on September 5, 2017, the EFH Debtors filed an amended joint plan of reorganization (Sempra Plan) and a related disclosure statement (Sempra Disclosure Statement). On September 6, 2017, the bankruptcy court authorized the EFH Debtors’ entry into the Sempra Merger Agreement, approved the Sempra Disclosure Statement and authorized the EFH Debtors to solicit votes on the Sempra Plan. By declaration submitted on November 1, 2017, the EFH Debtors certified that they had received sufficient votes to confirm the Sempra Plan. The hearing on confirmation of the Sempra Plan is scheduled to begin on February 26, 2018 in the bankruptcy court.

Pursuant to the terms of the Sempra Merger Agreement, Oncor and Sempra filed a joint application with the PUCT seeking certain regulatory approvals with respect to the transactions contemplated by the Sempra Plan on October 5, 2017 in PUCT Docket No. 47675. On December 14, 2017, Oncor and Sempra entered into a stipulation with the Staff of the PUCT, the Office of Public Utility Counsel, the Steering Committee of Cities Served by Oncor and the Texas Industrial Energy Consumers reflecting the parties’ settlement of all issues in the PUCT proceeding regarding the joint application. On January 5, 2018, Oncor, Sempra and the Staff of the PUCT made a joint filing with the PUCT requesting that the PUCT approve the acquisition, consistent with the governance, regulatory and operating commitments in a revised stipulation joined by two additional parties. On January 23, 2018, Oncor and Sempra filed an additional revision to the revised stipulation (Sempra Settlement Stipulation) and announced that two more parties had joined in the Sempra Settlement Stipulation. On February 2, 2018, Oncor and Sempra announced that all of the intervenors in PUCT Docket No. 47675 had signed on to the Sempra Settlement Stipulation. At its February 15, 2018 open meeting, the PUCT directed PUCT Staff to prepare an order based on the Sempra Settlement Stipulation for consideration by the PUCT at its open meeting on March 8, 2018. We cannot predict what the form of any final order will be or the ultimate disposition in the PUCT docket. For more information regarding the Sempra Settlement Stipulation and the proceedings in PUCT Docket No. 47675, see “PUCT Matters Relating to EFH Bankruptcy Proceedings – Sempra PUCT Proceedings” below.

We cannot predict the ultimate outcome of the EFH Bankruptcy Proceedings, including whether the Sempra Acquisition will (or when it will) close. There remain conditions and uncertainties relating to the confirmation of the Sempra Plan and it becoming effective and the consummation of the transactions contemplated by the Sempra Merger Agreement, including, without limitation, the ability to obtain required bankruptcy court approvals as well as the required regulatory approvals from the PUCT, as described below under “PUCT Matters Related to EFH Bankruptcy Proceedings.” As a result, we remain unable to predict how any reorganization of the EFH Debtors and the related matters ultimately will impact Oncor or what form any change in indirect ownership of Oncor may take. Assuming that all approvals are received, we currently expect that the Sempra Acquisition will close in the first half of 2018, although there can be no assurance that the Sempra Acquisition will be completed on that timetable, or at all.

PUCT Matters Related to EFH Bankruptcy Proceedings

Hunt Investor Group PUCT Proceedings

In September 2015, Oncor and the Hunt Investor Group filed in PUCT Docket No. 45188 a joint application with the PUCT seeking certain regulatory approvals with respect to the transactions contemplated by a plan of reorganization in the EFH Bankruptcy Proceedings. In March 2016, the PUCT issued an order conditionally approving the joint application. In April 2016, the Hunt Investor Group and certain intervenors in PUCT Docket No. 45188 filed motions for rehearing and in May 2016, the PUCT denied such motions and the order became final. In May 2016, the plan of reorganization and the Hunt Merger Agreement that contemplated the transactions in PUCT Docket No. 45188 were terminated. The Hunt Investor Group filed a petition with the Travis County District Court in June 2016 seeking review of the order. We cannot predict the results of the review or the ultimate disposition of PUCT Docket No. 45188, particularly in light of the termination of the Hunt Merger Agreement.

In connection with PUCT Docket No. 45188, certain cities that have retained original jurisdiction over electric utility rates passed resolutions directing Oncor to file rate review proceedings. Oncor made a rate filing with the PUCT and original jurisdiction cities to comply with their resolutions on March 17, 2017 in PUCT Docket No. 46957. In July 2017, we and certain parties to our rate review agreed to a settlement of that rate review, and on August 2, 2017 a settlement agreement was filed that settled all issues in the docket. On October 13, 2017, the PUCT issued an order approving the settlement agreement, and on November 26, 2017, the new rates took effect. For more information, see Note 3 – “2017 Rate Review (PUCT Docket No. 46957).”

NEE PUCT Proceedings

The NEE Merger Agreement contemplated that Oncor and NEE file a joint application with the PUCT seeking certain regulatory approvals with respect to the transactions contemplated by the NEE Merger Agreement. Oncor and NEE filed that joint application in PUCT Docket No. 46238 in October 2016. The PUCT denied the application on April 13, 2017. The PUCT issued an order on rehearing on June 7, 2017 and denied NEE’s second motion for rehearing on June 29, 2017. On July 13, 2017, NEE filed a petition with the Travis County District Court seeking review of the PUCT order. We cannot predict the results of the review or the ultimate disposition of PUCT Docket No. 46238, particularly in light of the termination of the NEE Merger Agreement.

On July 28, 2017, TTHC and NEE filed in PUCT Docket No. 47453 a joint application with the PUCT seeking certain regulatory approvals with respect to NEE’s proposed acquisition of the 19.75% minority interest in Oncor that is indirectly held by TTHC. The application requested that the PUCT issue an order disclaiming jurisdiction over the transaction or finding that the transaction is in the public interest and approved. On September 14, 2017, Oncor filed a motion to intervene as a party, but not as an applicant, in PUCT Docket No. 47453. On October 26, 2017, the PUCT voted to dismiss the application without prejudice on jurisdictional grounds and ordered that any future filing of the application must include the affected utility (in this case Oncor) as an applicant. The PUCT further ordered that in any such filing Oncor is not required to seek approval of the application or any other specific relief. On October 31, 2017, TTHC notified the PUCT that it had terminated the TTI Merger Agreement with NEE. NEE filed a motion for rehearing on November 20, 2017, which was not granted. On January 9, 2018, NEE filed a petition with the Travis County District Court seeking review of the PUCT order of dismissal. We cannot predict the results of the review or the ultimate disposition of PUCT Docket No. 47453, particularly in light of TTHC’s termination of the TTI Merger Agreement.

Sempra PUCT Proceedings

Oncor and Sempra filed a joint application with the PUCT seeking certain regulatory approvals with respect to the transactions contemplated by the Sempra Plan on October 5, 2017 in PUCT Docket No. 47675. On December 14, 2017, Oncor and Sempra entered into a stipulation with the Staff of the PUCT, the Office of Public Utility Counsel, the Steering Committee of Cities Served by Oncor and the Texas Industrial Energy Consumers reflecting the parties’ settlement of all issues in the PUCT proceeding regarding the joint application. On January 5, 2018, Oncor, Sempra and the Staff of the PUCT made a joint filing with the PUCT requesting that the PUCT approve the acquisition, consistent with the governance, regulatory and operating commitments in a revised stipulation joined by two additional parties. On January 23, 2018, Oncor and Sempra filed an additional revision to the revised stipulation (Sempra Settlement Stipulation) and announced that two more parties had joined in the Sempra Settlement Stipulation. On February 2, 2018, Oncor and Sempra announced that all of the intervenors in PUCT Docket No. 47675 had signed on to the Sempra Settlement Stipulation. At its February 15, 2018 open meeting, the PUCT directed PUCT Staff to prepare an order based on the Sempra Settlement Stipulation for consideration by the PUCT at its open meeting on March 8, 2018. We cannot predict what the form of any final order will be or the ultimate disposition in the PUCT docket.

The parties to the Sempra Settlement Stipulation have agreed that Sempra’s acquisition of EFH Corp. is in the public interest and will bring substantial benefits. The Sempra Settlement Stipulation requests that the PUCT approve the Sempra Acquisition. Previously, EFH Corp. and Oncor implemented various ring-fencing measures to enhance Oncor’s separateness from its owners and to mitigate the risk that Oncor would be negatively impacted in the event of a bankruptcy or other adverse financial developments affecting EFH Corp. or EFH Corp.’s subsidiaries or owners. The existing ring-fencing measures are designed to create both legal and financial separation between the Oncor Ring-Fenced Entities, on the one hand, and EFH Corp. and its other affiliates and subsidiaries, on the other hand. The joint application filed with the PUCT and the Sempra Settlement Stipulation outline certain ring-fencing measures, governance mechanisms and restrictions that will apply after the Sempra Acquisition. As a result of these ring-fencing measures, Sempra will not control Oncor, and the ring-fencing measures limit Sempra’s ability to direct the management, policies and operations of Oncor, including the deployment or disposition of Oncor’s assets, declarations of dividends, strategic planning and other important corporate issues and actions. These limitations include limited representation on the board of directors of Oncor.

Pursuant to the Sempra Settlement Stipulation, if the Sempra Acquisition is consummated, the board of directors of Oncor is expected to consist of thirteen members and be constituted as follows:

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seven members, which we refer to as disinterested directors, will be (i) independent directors in all material respects under the rules of the New York Stock Exchange in relation to Sempra and its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) will have no material relationship with Sempra or its affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings at the time of the Sempra Acquisition or within the previous ten years;

•	two members will be designated by Sempra;

•	two members will be appointed by Texas Transmission; and

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two members will be current or former officers of Oncor (the Oncor Officer Directors), initially Robert S. Shapard and E. Allen Nye, Jr., who no later than the closing of the Sempra Acquisition will be the chair of the Oncor board and chief executive officer of Oncor, respectively.

In order for a current or former officer of Oncor to be eligible to serve as an Oncor Officer Director, such officer cannot have worked for Sempra or any of its affiliates (excluding Oncor Holdings and Oncor) or any other entity with a direct or indirect ownership interest in Oncor or Oncor Holdings in the ten year period prior to such officer being employed by Oncor. Oncor Holdings, at the direction of EFIH (a subsidiary of EFH, which will be a wholly owned indirect subsidiary of, and controlled by, Sempra following the Sempra Acquisition), will have the right to nominate and/or seek the removal of the Oncor Officer Directors, with such nomination or removal subject to approval by a majority of the Oncor board of directors.

In addition, the Sempra Settlement Stipulation provides that Oncor’s board cannot be overruled by the board of Sempra or any of its subsidiaries on dividend policy, the issuance of dividends or other distributions (except for contractual tax payments), debt issuance, capital expenditures, operation and maintenance expenditures, management and service fees, and appointment or removal of board members, provided that certain actions may also require the additional approval of the Oncor Holdings board of directors. The Sempra Settlement Stipulation also provides that any changes to the size, composition, structure or rights of the board must first be approved by the PUCT. In addition, if Sempra acquires Texas Transmission’s interest in Oncor, the Sempra Settlement Agreement provides that the two board positions on Oncor’s board of directors that Texas Transmission is entitled to appoint shall be eliminated and the size of Oncor’s board of directors will be reduced by two.

Additional regulatory commitments, governance mechanisms and restrictions provided in the Sempra Settlement Stipulation include, among others:

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A majority of the disinterested directors of Oncor must approve any annual or multi-year budget if the aggregate amount of capital expenditures or operating and maintenance expenditures in such budget is more than a 10% increase or decrease from the corresponding amounts of such expenditures in the budget for the preceding fiscal year or multi-year period, as applicable;

•	Oncor will make minimum aggregate capital expenditures equal to at least $7.5 billion over the period from January 1, 2018 through December 31, 2022 (subject to certain possible adjustments);

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Sempra has agreed to make, within 60 days after the Sempra Acquisition, its proportionate share of the aggregate equity investment in Oncor in an amount necessary for Oncor to achieve a capital structure consisting of 57.5% long-term debt to 42.5% equity, as calculated for regulatory purposes (until recently, Oncor’s regulatory capital structure required 40% equity, with the remaining 60% as debt);

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Oncor may not pay any dividends or make any other distributions (except for contractual tax payments) if a majority of its disinterested directors determines that it is in the best interests of Oncor to retain such amounts to meet expected future requirements;

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At all times, Oncor will remain in compliance with the debt-to-equity ratio established by the PUCT from time to time for ratemaking purposes, and Oncor will not pay dividends or other distributions (except for contractual tax payments), if that payment would cause its debt-to-equity ratio to exceed the debt-to-equity ratio approved by the PUCT;

•	Sempra will ensure that, as of the closing of the Sempra Acquisition, Oncor’s credit rating by all three major rating agencies will be at or above Oncor’s credit ratings as of June 30, 2017;

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If the credit rating on Oncor’s senior secured debt by any of the three major rating agencies falls below BBB (or the equivalent), Oncor will suspend dividends and other distributions (except for contractual tax payments), unless otherwise allowed by the PUCT;

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Without the prior approval of the PUCT, neither Sempra nor any of its affiliates (excluding Oncor) will incur, guaranty or pledge assets in respect of any indebtedness that is dependent on the revenues of Oncor in more than a proportionate degree than the other revenues of Sempra or on the stock of Oncor, and there will be no debt at EFH Corp. or EFIH at any time following the closing of the Sempra Acquisition;

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Neither Oncor nor Oncor Holdings will lend money to or borrow money from Sempra or any of its affiliates (other than Oncor subsidiaries), or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and neither Oncor nor Oncor Holdings will share credit facilities with Sempra or any of its affiliates (other than Oncor subsidiaries), or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings;

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Oncor will not seek recovery in rates of any expenses or liabilities related to EFH Corp.’s bankruptcy, or (1) any tax liabilities resulting from the Vistra Spin-Off, (2) any asbestos claims relating to non-Oncor operations of EFH Corp. or (3) any make-whole claims by holders of debt securities issued by EFH Corp. or EFIH, and Sempra must file with the PUCT a plan providing for the extinguishment of the liabilities described in items (1) through (3) above, which protects Oncor from any harm;

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There must be maintained certain “separateness measures” that reinforce the financial separation of Oncor from EFH Corp. and EFH Corp.’s owners, including a requirement that dealings between Oncor, Oncor Holdings and their subsidiaries with Sempra, any of Sempra’s other affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, must be on an arm’s-length basis, limitations on affiliate transactions, separate recordkeeping requirements and a prohibition on pledging Oncor assets or stock for any entity other than Oncor;

•	No transaction costs or transition costs related to the Sempra Acquisition (excluding Oncor employee time) will be borne by Oncor’s customers nor included in Oncor’s rates;

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Sempra will continue to hold indirectly at least 51% of the ownership interests in Oncor and Oncor Holdings for at least five years following the closing of the Sempra Acquisition, unless otherwise specifically authorized by the PUCT; and

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Oncor will provide bill credits to electric delivery rates for ultimate credits to customers in an amount equal to 90% of any interest rate savings achieved due to any improvement in its credit ratings or market spreads compared to those as of June 30, 2017 until final rates are set in the next Oncor base rate case filed after PUCT Docket No. 46957 (except that savings will not be included in credits if already realized in rates); and one year after the Sempra Acquisition, Oncor will provide bill credits to electric delivery rates for inclusion in customer bills equal to 90% of any synergy savings until final rates are set in the next Oncor base rate proceeding after PUCT Docket No. 46957, at which time any total synergy savings shall be reflected in Oncor’s rates.

If the PUCT does not accept the Sempra Settlement Stipulation as presented, or issues an order inconsistent with the terms of the stipulation, the parties have agreed that any party adversely affected by the alteration has the right to withdraw from the stipulation and to exercise all rights available to such party under the law.

We cannot predict the results of the review or the ultimate disposition of PUCT Docket No. 47675.

EFH Bankruptcy Proceedings Settlement Agreement

In connection with the EFH Bankruptcy Proceedings, the EFH Debtors and various creditor parties entered into a settlement agreement (the Settlement Agreement) in August 2015 (as amended in September 2015) to compromise and settle, among other things (a) intercompany claims among the EFH Debtors, (b) claims and causes of actions against holders of first lien claims against TCEH and the agents under TCEH’s senior secured facilities, (c) claims and causes of action against holders of interests in EFH Corp. and certain related entities and (d) claims and causes of action against each of the EFH Debtors’ current and former directors, the Sponsor Group, managers and officers and other related entities. The Settlement Agreement contemplates a release of such claims upon approval of the Settlement Agreement by the bankruptcy court, which approval was obtained in December 2015. The Settlement Agreement settles substantially all inter-debtor claims through the effective date of the Settlement Agreement. These settled claims include potentially contentious inter-debtor claims, including various potential avoidance actions and claims arising under numerous debt agreements, tax sharing agreements, and contested property transfers. The release provisions of the Settlement Agreement took effect immediately upon the entry of the bankruptcy court order approving the Settlement Agreement. In this regard, substantially all of the potential affiliate claims, derivative claims and other types of disputes among affiliates (including claims against Oncor) have been resolved by bankruptcy court order. Accordingly, we believe the Settlement Agreement resolves all affiliate claims against Oncor and its assets existing as of the effective date of the Settlement Agreement.

3. REGULATORY MATTERS

Change in Control Reviews

See “PUCT Matters Related to EFH Bankruptcy Proceedings” in Note 2.

2017 Rate Review (PUCT Docket No. 46957)

In July 2017, we and certain parties to our rate review agreed to a settlement of that rate review, and on August 2, 2017 a settlement agreement was filed with the PUCT that settled all issues in the docket. On October 13, 2017, the PUCT issued an order approving the settlement of the rate review, subject to closing of the Sharyland Asset Exchange, which closed on November 9, 2017. As a result of the Sharyland Asset Exchange closing on November 9, 2017, the contingency in the PUCT order in PUCT Docket No. 46957 was met and our new rates as set forth in that order took effect on November 27, 2017. As a result of the PUCT order, our annual distribution and transmission base rate revenues, net of eliminations, are expected to increase approximately $65 million excluding the impacts of the Sharyland Asset Exchange and the TCJA. The order also requires us to record as a regulatory liability, instead of revenue, the amount that we collect through our approved tariffs for federal income taxes that is above the new corporate federal income rate. We estimate that incorporating the new corporate federal income tax rate in our approved rate settlement agreement would have reduced our annual revenues and our tax expense by approximately $125 million. Other significant findings include a change in our authorized return on equity to 9.80% and a change in our authorized regulatory capital structure to 57.5% debt to 42.5% equity. Our previous authorized return on equity was 10.25% and our previous authorized regulatory capital structure was 60% debt to 40% equity. The PUCT order in PUCT Docket No. 46957 requires us to record a regulatory liability until the new authorized regulatory capital structure is met to reflect our actual capitalization prior to achieving the authorized capital structure. Once the authorized capital structure is attained, the regulatory liability will be returned to customers through the capital structure refund mechanism approved in the PUCT docket. We implemented the regulatory liability as of November 27, 2017.

Sharyland Asset Exchange (PUCT Docket No. 47469)

On July 21, 2017, we entered into the Sharyland Agreement with the Sharyland Entities. The Sharyland Agreement provided that we would exchange certain of our transmission assets and cash certain of the Sharyland Entities’ distribution assets (constituting substantially all of their electricity distribution business) and certain of their transmission assets. The transaction for assets between us and SDTS was structured to qualify, in part, as a simultaneous tax deferred like kind exchange of assets to the extent that the assets exchanged are of “like kind” (within the meaning of Section 1031 of the Internal Revenue Code of 1986 (as amended, the Code)).

On August 4, 2017, we, SDTS and SU filed a joint application for sale, transfer, or merger in PUCT Docket No. 47469 requesting PUCT approvals of the Sharyland Asset Exchange, and on October 13, 2017, the PUCT issued an order approving the transactions. On November 9, 2017, the parties consummated the transactions. We exchanged approximately $383 million of our transmission assets, consisting of 517 circuit miles of 345 kV transmission lines, and approximately $25 million in cash for approximately $408 million of the Sharyland Entities’ distribution assets (constituting substantially all of their electricity distribution business) and certain of their transmission assets. We do not expect the Sharyland transaction will have a material effect on our results of operations, financial position or cash flows. For more information on the Sharyland Agreement and the Sharyland Asset Exchange, see Note 14 to Financial Statements.

2008 Rate Review (PUCT Docket No. 35717)

In August 2009, the PUCT issued a final order with respect to our June 2008 rate review filing with the PUCT and 204 cities based on a test year ended December 31, 2007 (PUCT Docket No. 35717), and new rates were implemented in September 2009. We and four other parties appealed various portions of the rate review final order to a state district court. In January 2011, the district court signed its judgment reversing the PUCT with respect to two issues: the PUCT’s disallowance of certain franchise fees and the PUCT’s decision that PURA no longer requires imposition of a rate discount for state colleges and universities. We filed an appeal with the Texas Third Court of Appeals (Austin Court of Appeals) in February 2011 with respect to the issues we appealed to the district court and did not prevail upon, as well as the district court’s decision to reverse the PUCT with respect to discounts for state colleges and universities. In early August 2014, the Austin Court of Appeals reversed the district court and affirmed the PUCT with respect to the PUCT’s disallowance of certain franchise fees and the PUCT’s decision that PURA no longer requires imposition of a rate discount for state colleges and universities. The Austin Court of Appeals also reversed the PUCT and district court’s rejection of a proposed consolidated tax savings adjustment arising out of EFH Corp.’s ability to offset our taxable income against losses from other investments and remanded the issue to the PUCT to determine the amount of the consolidated tax savings adjustment. In late August 2014, we filed a motion on rehearing with the Austin Court of Appeals with respect to certain appeal issues on which we were not successful, including the consolidated tax savings adjustment. In December 2014, the Austin Court of Appeals issued its opinion, clarifying that it was rendering judgment on the rate discount for state colleges and universities issue (affirming that PURA no longer requires imposition of the rate discount) rather than remanding it to the PUCT, and dismissing the motions for rehearing regarding the franchise fee issue and the consolidated tax savings adjustment. We filed a petition for review with the Texas Supreme Court in February 2015. The Texas Supreme Court granted the petition for review and heard oral arguments in September 2016. On January 6, 2017, the Texas Supreme Court issued its opinion, unanimously ruling as follows on the three issues before it:

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Consolidated tax savings adjustment - The Supreme Court reversed the Court of Appeals and upheld the PUCT’s decision not to make a consolidated tax savings adjustment, concluding that the PUCT had properly applied PURA Section 36.060 and that we no longer met the statutory criteria for imposition of such an adjustment.

•

State colleges and universities rate discount - The Supreme Court upheld the Court of Appeals’ and the PUCT’s decisions that no such discount was proper, concluding that PURA Section 36.351 requires a discount only for the provision of electric service and that, upon the start of retail competition, electric service is provided to end-use customers by REPs and not TDUs.

•

Municipal franchise fees - The Supreme Court reversed the Court of Appeals’ and the PUCT’s disallowance of certain franchise fees, ruling that the relevant PURA provision did not limit negotiated franchise fees to a one-time opportunity upon the expiration of a franchise that was in effect on September 1, 1999, but that such renegotiations may take place at any time.

The Texas Supreme Court issued its mandate on February 16, 2017. On February 17, 2017, we filed a tariff modification with the PUCT to immediately remove the state colleges and universities discount rider, and on February 23, 2017, the PUCT opened Docket No. 46884 to consider the remand from the Texas Supreme Court. The Docket No. 46957 rate review order granted the recovery of the municipal franchise fees through a surcharge over approximately nine months beginning November 27, 2017.

We are involved in various other regulatory proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows.

4. PROVISION IN LIEU OF INCOME TAXES

Tax Cuts and Jobs Act (TCJA)

On December 22, 2017, President Trump signed the TCJA into law. Substantially all of the provisions of the TCJA are effective for our taxable years beginning January 1, 2018. The TCJA includes significant changes to the Code, including amendments which significantly change the taxation of business entities and includes specific provisions related to regulated public utilities such as Oncor. The most significant TCJA change that impacts us is the reduction in the corporate federal income tax rate from 35% to 21%. The specific provisions related to regulated public utilities in the TCJA applicable to us include the continued deductibility of interest expense, the elimination of bonus depreciation on certain property acquired after September 27, 2017 and certain rate normalization requirements for accelerated depreciation benefits.

Changes in the Code from the TCJA had a material impact on our financial statements in 2017. Under GAAP, specifically ASC Topic 740, Income Taxes, the tax effects of changes in tax laws must be recognized when the law is enacted, or December 22, 2017 for the TCJA. ASC 740 also requires deferred tax assets and liabilities to be measured at the enacted tax rate expected to apply when temporary differences are to be realized or settled. Based on this, our liability in lieu of deferred income taxes was re-measured at the date of enactment using the new tax rate.

We have completed the measurement and accounting for the effects of the TCJA which have been reflected in our December 31, 2017 financial statements. The re-measurement of our liability in lieu of deferred income taxes related to our non-regulated operations resulted in a $21 million charge to the nonoperating provision in lieu of tax expense for the year ending December 31, 2017. The re-measurement of our liability in lieu of deferred income taxes related to our regulated operations resulted in a $1.6 billion decrease in our liability in lieu of deferred income taxes at December 22, 2017 and a corresponding increase in our regulatory liabilities.

The increase in regulatory liabilities reflects our obligation, as required by PUCT order in Docket No. 46957, to refund to utility customers any excess deferred tax related balances created by the reduction in the corporate federal income tax rate. The TCJA includes provisions that stipulate how quickly certain of these excess deferred tax related balances may be refunded to our customers through reductions in our future rates. These adjustments had no impact on our 2017 cash flows.

Also, beginning January 1, 2018, Oncor will record as a regulatory liability the amount that Oncor collects through its approved tariffs for federal income taxes that is above the new corporate federal income tax rate in compliance with PUCT Docket No. 46957. We estimate that incorporating the new corporate federal income tax rate in our approved rate settlement agreement would have reduced our annual revenues and our tax expense by approximately $125 million.

Components of Liability in Lieu of Deferred Income Taxes

The components of our liability in lieu of deferred income taxes are provided in the table below.

	At Ended December 31,
	2017	2016
Deferred Tax Related Assets:
Employee benefit liabilities	$253	$413
Regulatory liabilities	15	26
Other	7	79

Total	275	518

Deferred Tax Related Liabilities:
Property, plant and equipment	1,551	2,892
Regulatory assets	240	412
Other	1	2

Total	1,792	3,306

Liability in lieu of deferred income taxes - net	$1,517	$2,788

Provision (Benefit) in Lieu of Income Taxes

The components of our reported provision (benefit) in lieu of income taxes are as follows:

	Year Ended December 31,
	2017	2016	2015
Reported in operating expenses:
Current:
U.S. federal	$(55)	$60	$189
State	20	20	32
Deferred:
U.S. federal	292	181	55
State	—	—	(13)
Amortization of investment tax credits	(2)	(2)	(3)

Total reported in operating expenses	255	259	260

Reported in other income and deductions:
Current:
U.S. federal	(5)	(5)	(7)
State	—	—	—
Deferred federal	17	—	(1)

Total reported in other income and deductions	12	(5)	(8)

Total provision in lieu of income taxes	$267	$254	$252

Reconciliation of provision in lieu of income taxes computed at the U.S. federal statutory rate to provision in lieu of income taxes:

	Year Ended December 31,
	2017	2016	2015
Income before provision in lieu of income taxes	$686	$685	$684

Provision in lieu of income taxes at the U.S. federal statutory rate of 35%	$240	$240	$239
Amortization of investment tax credits – net of deferred tax effect	(2)	(2)	(3)
Amortization (under regulatory accounting) of statutory tax rate changes	(1)	(1)	(1)
Impact of federal statutory rate change from 35% to 21%	21	—	—
Texas margin tax, net of federal tax benefit	13	13	13
Nontaxable gains on benefit plan investments	(4)	—	—
Other, including audit settlements	—	4	4

Reported provision in lieu of income taxes	$267	$254	$252

Effective rate	38.9%	37.1%	36.8%

The net amounts of $1.517 billion and $2.788 billion reported in the balance sheets at December 31, 2017 and 2016, respectively, as liability in lieu of deferred income taxes include amounts previously recorded as net deferred tax liabilities. Upon the sale of equity interests to Texas Transmission and Investment LLC in 2008, we became a partnership for U.S. federal income tax purposes, and the temporary differences that gave rise to the deferred taxes will, over time, become taxable to the equity holders. Under a tax sharing agreement among us and our equity holders (see Note 1), we make payments to the equity holders related to income taxes when amounts would have become due to the IRS if Oncor was taxed as a corporation. Accordingly, as the temporary differences become taxable, we will pay the equity holders. In the event such amounts are not paid under the tax sharing agreement, it is probable that this regulatory liability will continue to be included in Oncor’s rate setting processes.

Accounting For Uncertainty in Provision in Lieu of Income Taxes

Prior to November 2008, we were a member of the EFH Corp. consolidated tax group. The examination and applicable appeals process of EFH Corp. and its subsidiaries’ federal income tax returns for the years ending prior to January 1, 2016 are complete. The statute of limitations is open for our partnership tax returns for the years beginning after December 31, 2009, however, the IRS has declined to review the tax returns for the years ending prior to January 1, 2016. Texas margin tax returns are under examination or still open for examination for tax years beginning after 2014. Subsequent to November 2008, we are not a member of the EFH Corp. consolidated federal tax group and assess our liability for uncertain tax positions in our partnership returns.

The following table summarizes the changes to the uncertain tax positions reported in other noncurrent liabilities in our consolidated balance sheet during the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
Balance at January 1, excluding interest and penalties	$3	$3	$2
Additions based on tax positions related to prior years	—	—	—
Reductions based on tax positions related to prior years	(3)	—	—
Settlements with taxing authorities	—	—	1

Balance at December 31, excluding interest and penalties	$—	$3	$3

Of the balances at both December 31, 2016 and 2015, $3 million represents tax positions for which the uncertainty relates to the timing of recognition for tax purposes. The disallowance of such positions would not affect the effective tax rate, but would accelerate the payment of cash under the tax sharing agreement to an earlier period. In the first quarter 2017, EFH Corp. settled all open tax claims with the IRS. As a result, we reduced the liability for uncertain tax positions by $3 million. This reduction is reported as a decrease in income taxes in 2017.

Noncurrent liabilities included no accrued interest related to uncertain tax positions at December 31, 2017 and 2016. There were no amounts recorded related to interest and penalties in the years ended December 31, 2017, 2016 and 2015. The federal income tax benefit on the interest accrued on uncertain tax positions is recorded as liability in lieu of deferred income taxes.

5. REGULATORY ASSETS AND LIABILITIES

Recognition of regulatory assets and liabilities and the periods which they are to be recovered or refunded through rate regulation are determined by the PUCT. Components of our regulatory assets and liabilities and their remaining periods as of December 31, 2017 are provided in the table below. Amounts not earning a return through rate regulation are noted.

	Remaining Rate Recovery/Amortization Period at	Carrying Amount At
	December 31, 2017	December 31, 2017	December 31, 2016
Regulatory assets:
Employee retirement costs being amortized	10 years	$331	$23
Unrecovered employee retirement costs incurred since the last rate review period (b)	To be determined	30	327
Employee retirement liability (a)(b)(c)	To be determined	854	849
Self-insurance reserve (primarily storm recovery costs) being amortized	10 years	394	64
Unrecovered self-insurance reserve incurred since the last rate review period (b)	To be determined	49	367
Securities reacquisition costs (post-industry restructure)	Lives of related debt	12	13
Deferred conventional meter and metering facilities depreciation	3 years	57	78
Under-recovered AMS costs	10 years	206	209
Unprotected excess deferred taxes	Various	197	—
Energy efficiency performance bonus (a)	1 year or less	12	10
Other regulatory assets	Various	38	34

Total regulatory assets		2,180	1,974

Regulatory liabilities:
Estimated net removal costs	Lives of related assets	954	819
Protected excess deferred taxes	Various	1,595	3
Unprotected excess deferred taxes	Various	194	—
Over-recovered wholesale transmission service expense (a)	1 year or less	47	10
Other regulatory liabilities	Various	17	24

Total regulatory liabilities		2,807	856

Net regulatory assets (liabilities)		$(627)	$1,118

(d)	Not earning a return in the regulatory rate-setting process.
(e)	Recovery is specifically authorized by statute or by the PUCT, subject to reasonableness review.
(f)	Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.

The excess deferred tax related balances at December 31, 2017 are primarily the result of the TCJA corporate federal income tax rate reduction from 35% to 21%. These regulatory assets and liabilities reflect our obligation, as required by PUCT order in Docket No. 46957, to refund to utility customers any excess deferred tax related balances created by the reduction in the corporate federal income tax rate. The TCJA includes provisions that stipulate how quickly certain of these excess deferred tax related balances, labeled “Protected excess deferred taxes”, may be refunded to our customers through reductions in our future rates. These adjustments had no impact on our 2017 cash flows.

In October 2017, the PUCT issued a final order in our rate review filed in March 2017. The rate review included a determination of the recoverability of regulatory assets at December 31, 2016, including the recoverability period of those assets deemed allowable by the PUCT. The rate review resulted in significant amounts being reclassified to “Employee retirement costs being amortized” and “Self-insurance reserve being amortized” as reflected in the table above.

In September 2008, the PUCT approved a settlement for us to recover our estimated future investment for advanced metering deployment. We began billing the AMS surcharge in the January 2009 billing month cycle. The surcharge was expected to total $1.023 billion over the 11-year recovery period and includes a cost recovery factor of $2.19 per month per residential retail customer and $2.39 to $5.15 per month for non-residential retail customers. We accounted for the difference between the surcharge billings for advanced metering facilities and the allowable revenues under the surcharge provisions, which were based on expenditures and an allowed return, as a regulatory asset or liability. Such differences arose principally as a result of timing of expenditures or cost increases. In accordance with the PUCT Docket No 46957 rate review final order, effective November 27, 2017, the AMS surcharge ceased and ongoing AMS costs are being recovered through base rates which include the recovery of the AMS regulatory asset over a 10-year period.

6. SHORT-TERM BORROWINGS

On November 17, 2017, we entered into a new $2.0 billion unsecured revolving credit facility (2017 Credit Facility) to be used for working capital and general corporate purposes, issuances of letters of credit and support for any commercial paper issuances. We may request increases in our borrowing capacity in increments of not less than $100 million, not to exceed $400 million in the aggregate, provided certain conditions are met, including lender approvals. The 2017 Credit Facility has a five-year term expiring in November 2022 and gives us the option of requesting up to two one-year extensions, with such extensions subject to certain conditions and lender approvals. The 2017 Credit Facility replaced our previous $2.0 billion secured revolving credit facility (previous credit facility), which was terminated in connection with our entrance into the 2017 Credit Facility. Borrowings under our previous credit facility were secured with the lien of the Deed of Trust discussed in Note 7 below. Borrowings are classified as short-term on the balance sheet.

At December 31, 2017, we had outstanding borrowings under the 2017 Credit Facility totaling $950 million with an interest rate of 2.62% per annum and outstanding letters of credit totaling $9 million. At December 31, 2016, we had outstanding borrowings under our previous credit facility totaling $789 million with an interest rate of 1.72% and outstanding letters of credit totaling $7 million.

Borrowings under the 2017 Credit Facility bear interest at per annum rates equal to, at our option, (i) adjusted LIBOR plus a spread ranging from 0.875% to 1.50% depending on credit ratings assigned to our senior secured non-credit enhanced long-term debt or (ii) an alternate base rate (the highest of (1) the prime rate of JPMorgan Chase, (2) the federal funds effective rate plus 0.50%, and (3) adjusted LIBOR plus 1.00%) plus a spread ranging from 0.00% to 0.50% depending on credit ratings assigned to our senior secured non-credit enhanced long-term debt. At December 31, 2017, all outstanding borrowings bore interest at LIBOR plus 1.125%. Amounts borrowed under the 2017 Credit Facility, once repaid, can be borrowed again from time to time.

An unused commitment fee is payable quarterly in arrears and upon termination or commitment reduction at a rate equal to 0.075% to 0.225% (such spread depending on certain credit ratings assigned to our senior secured debt) of the daily unused commitments under the 2017 Credit Facility. Letter of credit fees on the stated amount of letters of credit issued under the 2017 Credit Facility are payable to the lenders quarterly in arrears and upon termination at a rate per annum equal to the spread over adjusted LIBOR. Customary fronting and administrative fees are also payable to letter of credit fronting banks. At December 31, 2017, letters of credit bore interest at 1.325%, and a commitment fee (at a rate of 0.125% per annum) was payable on the unfunded commitments under the 2017 Credit Facility, each based on our current credit ratings.

Under the terms of the 2017 Credit Facility, the commitments of the lenders to make loans to us are several and not joint. Accordingly, if any lender fails to make loans to us, our available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the facility.

Subject to the limitations described below, borrowing capacity available under the 2017 Credit Facility at December 31, 2017 was $1.041 billion, and borrowing capacity under our previous credit facility at December 31, 2016 was $1.204 billion and could be fully drawn.

The 2017 Credit Facility contains customary covenants for facilities of this type, restricting, subject to certain exceptions, us and our subsidiaries from, among other things: incurring certain additional liens (not including liens relating to obligations secured pursuant to our Deed of Trust, which are permitted); entering into mergers and consolidations; sales of substantial assets and acquisitions and investments in subsidiaries. In addition, the 2017 Credit Facility requires that we maintain a consolidated senior debt-to-capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants. For purposes of the ratio, debt is calculated as indebtedness defined in the 2017 Credit Facility (principally, the sum of long-term debt, any capital leases, short-term debt and debt due currently in accordance with GAAP). Capitalization is calculated as membership interests determined in accordance with GAAP plus indebtedness described above. At December 31, 2017, we were in compliance with this and all other covenants.

7. LONG-TERM DEBT

Our senior notes are secured by a first priority lien on certain transmission and distribution assets equally and ratably with all of Oncor’s other secured indebtedness. See “Deed of Trust” below for additional information. At December 31, 2017 and 2016, our long-term debt consisted of the following:

	December 31,
	2017	2016
Secured:
5.000% Fixed Senior Notes due September 30, 2017	$—	$324
6.800% Fixed Senior Notes due September 1, 2018	550	550
2.150% Fixed Senior Notes due June 1, 2019	250	250
5.750% Fixed Senior Notes due September 30, 2020	126	126
4.100% Fixed Senior Notes due June 1, 2022	400	400
7.000% Fixed Debentures due September 1, 2022	800	800
2.950% Fixed Senior Notes due April 1, 2025	350	350
7.000% Fixed Senior Notes due May 1, 2032	500	500
7.250% Fixed Senior Notes due January 15, 2033	350	350
7.500% Fixed Senior Notes due September 1, 2038	300	300
5.250% Fixed Senior Notes due September 30, 2040	475	475
4.550% Fixed Senior Notes due December 1, 2041	400	400
5.300% Fixed Senior Notes due June 1, 2042	500	500
3.750% Fixed Senior Notes due April 1, 2045	550	550
3.800% Fixed Senior Notes due September 30, 2047	325	—

Secured long-term debt	5,876	5,875
Unsecured:
Term loan credit agreement due no later than March 26, 2019	275	—

Total long-term debt	6,151	5,875
Unamortized discount and debt issuance costs	(34)	(36)
Less amount due currently	(550)	(324)

Long-term debt, less amounts due currently	$5,567	$5,515

Debt-Related Activity in 2017

Debt Repayments

Repayments of long-term debt in 2017 consisted of $324 million aggregate principal amount of 5.00% senior secured notes due September 30, 2017 (2017 Notes) that we redeemed on September 29, 2017.

Issuance of Senior Secured Notes

In September 2017, we issued $325 million aggregate principal amount of 3.80% senior secured notes due September 30, 2047 (2047 Notes). We used the proceeds (net of the initial purchasers’ discount, fees and expenses) of $321 million from the sale of the 2047 Notes for general corporate purposes, including repayment of borrowings under the revolving credit facility and payment of a portion of the redemption price for the 2017 Notes. The 2047 Notes are secured by a first priority lien, and are secured equally and ratably with all of our other secured indebtedness.

Interest on the 2047 Notes is payable in cash semiannually on March 30 and September 30 of each year, beginning on March 30, 2018. Prior to March 30, 2047, we may at our option at any time redeem all or part of the 2047 Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a make-whole premium. On and after March 30, 2047, Oncor may redeem the 2047 Notes at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of such 2047 Notes, plus accrued and unpaid interest. The 2047 Notes also contain customary events of default, including failure to pay principal or interest on the 2047 Notes when due.

The 2047 Notes were issued in a private placement and were not registered under the Securities Act. We have agreed, subject to certain exceptions, to register with the SEC notes having substantially identical terms as the 2047 Notes (except for provisions relating to the transfer restriction and payment of additional interest) as part of an offer to exchange freely tradable exchange notes for the 2047 Notes. We have agreed to use commercially reasonable efforts to cause the exchange offer to be completed within 315 days after the issue date of the 2047 Notes. If a registration statement for the exchange offer is not declared effective by the SEC within 270 days after the issue date of the 2047 Notes or the exchange offer is not completed within 315 days after the issue date of the 2047 Notes (an exchange default), then the annual interest rate on the 2047 Notes will increase 50 basis points per annum until the earlier of the expiration of the exchange default or the second anniversary of the issue date of the 2047 Notes.

Term Loan Credit Agreement

On September 26, 2017, we entered into an unsecured term loan credit agreement in an aggregate principal amount of $275 million. We used the proceeds (net of the fees and expenses) for general corporate purposes, including repayment of borrowings under the revolving credit facility and to pay a portion of the redemption price for the 2017 Notes. The term loan credit agreement has an 18-month term maturing on March 26, 2019, and contains optional prepayment provisions as well as mandatory prepayment provisions that require prepayment in the event of certain specified debt issuances or certain specified asset dispositions.

At December 31, 2017, we had outstanding borrowings of $275 million under the term loan credit agreement bearing interest at a rate per annum of 2.452%.

Loans under the term loan credit agreement bear interest at per annum rates equal to, at our option, (i) LIBOR plus 0.90%, or (ii) an alternate base rate (the highest of (1) the prime rate of Wells Fargo Bank, National Association, (2) the federal funds effective rate plus 0.50%, and (3) daily one-month LIBOR plus 1.00%).

The term loan credit agreement contains customary covenants for facilities of this type, restricting, subject to certain exceptions, us and our subsidiaries from, among other things, incurring additional liens, entering into mergers and consolidations, and sales of substantial assets. In addition, the term loan credit agreement requires that we maintain a consolidated senior debt to capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants. At December 31, 2017, we were in compliance with the covenants under our term loan credit agreement.

The term loan credit agreement also contains customary events of default for facilities of this type the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments, including certain changes in control of Oncor that are not permitted transactions under the term loan credit agreement, cross-default provisions in the event Oncor or any of its subsidiaries defaults on indebtedness in a principal amount in excess of $100 million or receives judgments for the payment of money in excess of $50 million that are not discharged within 60 days.

Debt-Related Activity in 2016

Debt Repayments

Repayments of long-term debt in 2016 totaled $41 million, representing the final transition bond principal payment at the scheduled maturity date.

Issuance of Senior Secured Notes

In August 2016, we completed the sale of $175 million aggregate principal amount of 3.75% senior secured notes maturing in April 2045 (Additional 2045 Notes). The Additional 2045 Notes were an additional issuance of our 3.75% senior secured notes maturing in April 2045, $375 million aggregate principal amount of which were previously issued in March 2015 (2045 Notes). The Additional 2045 Notes were issued as part of the same series as the 2045 Notes. We used the net proceeds of approximately $185 million from the sale of the Additional 2045 Notes to repay borrowings under our revolving credit facility and for general corporate purposes. The Additional 2045 Notes and 2045 Notes are secured by the first priority lien and are secured equally and ratably with all of our other secured indebtedness as discussed below.

Interest on the Additional 2045 Notes is payable in cash semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2016. We may at our option redeem the Additional 2045 Notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and, until October 1, 2044, a make-whole premium. The Additional 2045 Notes also contain customary events of default, including failure to pay principal or interest on the Additional 2045 Notes when due.

The Additional 2045 Notes were issued in a private placement. In January 2017, we completed an offering with the holders of the Additional 2045 Notes to exchange their respective Additional 2045 Notes for notes that have terms identical in all material respects to the Additional 2045 Notes (Exchange Notes), except that the Exchange Notes do not contain terms with respect to transfer restrictions, registration rights and payment of additional interest for failure to observe certain obligations in a certain registration rights agreement. The Exchange Notes were registered on a Form S-4, which was declared effective in December 2016.

Deed of Trust

Our secured indebtedness is secured equally and ratably by a first priority lien on property we acquired or constructed for the transmission and distribution of electricity. The property is mortgaged under the Deed of Trust. The Deed of Trust permits us to secure indebtedness (excluding borrowings under the 2017 Credit Facility and the term loan credit agreement) with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the lower of the fair value or cost of certain property additions that could be certified to the Deed of Trust collateral agent. At December 31, 2017, the amount of available bond credits was approximately $3.038 billion and the amount of future debt we could secure with property additions, subject to those property additions being certified to the Deed of Trust collateral agent, was $2.458 billion.

Maturities

Long-term debt maturities at December 31, 2017, are as follows:

Year	Amount
2018	$550
2019	525
2020	126
2021	—
2022	1,200
Thereafter	3,750
Unamortized discount and debt issuance costs	(34)

Total	$6,117

Fair Value of Long-Term Debt

At December 31, 2017 and 2016, the estimated fair value of our long-term debt (including current maturities) totaled $7.153 billion and $6.751 billion, respectively, and the carrying amount totaled $6.117 billion and $5.839 billion, respectively. The fair value is estimated using observable market data, representing Level 2 valuations under accounting standards related to the determination of fair value.

8.	COMMITMENTS AND CONTINGENCIES

EFH Bankruptcy Proceedings

On the EFH Petition Date, the Debtors commenced the EFH Bankruptcy Proceedings. The Oncor Ring-Fenced Entities are not parties to the EFH Bankruptcy Proceedings. See Notes 2 and 12 for a discussion of the potential impacts on us as a result of the EFH Bankruptcy Proceedings and our related-party transactions involving members of the Texas Holdings Group, respectively.

Leases

At December 31, 2017, our future minimum lease payments under our operating leases (with initial or remaining noncancelable lease terms in excess of one year) were as follows:

Year	Amount
2018	$32
2019	21
2020	14
2021	11
2022	10
Thereafter	1

Total future minimum lease payments	$89

Rent charged to operation and maintenance expense totaled $27 million, $9 million and $8 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Efficiency Spending

We are required to annually invest in programs designed to improve customer electricity demand efficiencies to satisfy ongoing regulatory requirements. The 2018 requirement is $50 million which is recoverable in rates.

Legal/Regulatory Proceedings

We are involved in various legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows. See Note 3 for additional information regarding contingencies.

Labor Contracts

At December 31, 2017, approximately 19% of our full time employees were represented by a labor union and covered by a collective bargaining agreement with an expiration date of October 25, 2018.

Environmental Contingencies

We must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. We are in compliance with all current laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable. The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•	changes to existing state or federal regulation by governmental authorities having jurisdiction over control of toxic substances and hazardous and solid wastes, and other environmental matters, and

•	the identification of additional sites requiring clean-up or the filing of other complaints in which we may be asserted to be a potential responsible party.

9.	MEMBERSHIP INTERESTS

Cash Distributions

Distributions are limited by our required regulatory capital structure to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt including capital leases plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. Equity is calculated as membership interests determined in accordance with GAAP, excluding the effects of acquisition accounting (which included recording the initial goodwill and fair value adjustments and subsequent related impairments and amortization).

Our PUCT authorized capital structure is 57.5% debt to 42.5% equity effective November 27, 2017 based on the PUCT order issued in PUCT Docket No. 46957 (see Note 3 for additional information). Our previous PUCT authorized capital structure was 60% debt to 40% equity. At December 31, 2017, our regulatory capitalization ratio was 59.4% debt to 40.6% equity effectively restricting our ability to make cash distributions to our members. The PUCT order requires Oncor to record a regulatory liability until the new authorized regulatory capital structure is met to reflect our actual capitalization prior to achieving the authorized capital structure. Once the authorized capital structure is attained, the regulatory liability will be returned to customers through the capital structure refund mechanism approved in the PUCT docket. Oncor implemented the regulatory liability as of November 27, 2017.

On October 25, 2017, our board of directors declared a contingent cash distribution of $32 million to be paid to our members as of October 25, 2017 within one business day after an additional equity contribution is made to Oncor from members totaling approximately $250 million. In the event the additional equity contribution is not made on or before the date of the closing of the Sempra Merger Agreement, no distribution shall be payable. As of February 22, 2018 the distribution had not been made. For more information on the Sempra Merger Agreement, see Note 2.

During 2017, our board of directors declared, and we paid, the following cash distributions to our members:

Declaration Date	Payment Date	Amount
July 26, 2017	August 1, 2017	$65
April 26, 2017	April 27, 2017	$86
March 22, 2017	March 24, 2017	$86

During 2016, our board of directors declared, and we paid, the following cash distributions to our members:

Declaration Date	Payment Date	Amount
October 26, 2016	October 27, 2016	$41
July 27, 2016	August 11, 2016	$68
April 27, 2016	May 11, 2016	$65
February 24, 2016	February 25, 2016	$56

Accumulated Other Comprehensive Income (Loss)

The following table presents the changes to accumulated other comprehensive income (loss) for the years ended December 31, 2017, 2016 and 2015.

	Cash Flow Hedges – Interest Rate Swap	Defined Benefit Pension and OPEB Plans	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2014	$(24)	$(83)	$(107)
Defined benefit pension plans (net of tax)	—	(8)	(8)
Amounts reclassified from accumulated other comprehensive income (loss) and reported in interest expense and related charges	2	—	2

Balance at December 31, 2015	$(22)	$(91)	$(113)

Defined benefit pension plans (net of tax)	—	—	—
Amounts reclassified from accumulated other comprehensive income (loss) and reported in interest expense and related charges	2	—	2

Balance at December 31, 2016	$(20)	$(91)	$(111)

Defined benefit pension plans (net of tax)	—	8	8
Amounts reclassified from accumulated other comprehensive income (loss) and reported in interest expense and related charges	2	—	2

Balance at December 31, 2017	$(18)	$(83)	$(101)

10.	PENSION AND OPEB PLANS

Regulatory Recovery of Pension and OPEB Costs

PURA provides for our recovery of pension and OPEB costs applicable to services of our active and retired employees, as well as services of other EFH Corp./Vistra active and retired employees prior to the deregulation and disaggregation of EFH Corp.’s electric utility businesses effective January 1, 2002 (recoverable service). Accordingly, in 2005, we entered into an agreement with a predecessor of EFH Corp. whereby we assumed responsibility for applicable pension and OPEB costs related to those personnel’s recoverable service. We subsequently entered into agreements with EFH Corp. and a Vistra affiliate regarding provision of these benefits. Pursuant to our agreement with the Vistra affiliate, we now sponsor an OPEB plan that provides certain retirement healthcare and life insurance benefits to eligible former Oncor, EFH Corp. and Vistra employees for whom both Oncor and Vistra bear a portion of the benefit responsibility. See “Oncor OPEB Plan” below for more information.

We are authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings related to recoverable service. Amounts deferred are ultimately subject to regulatory approval. At December 31, 2017 and 2016, we had recorded regulatory assets totaling $1.215 billion and $1.199 billion, respectively, related to pension and OPEB costs, including amounts related to deferred expenses as well as amounts related to unfunded liabilities that otherwise would be recorded as other comprehensive income.

We have also assumed primary responsibility for pension benefits of a closed group of retired and terminated vested plan participants not related to our regulated utility business (non-recoverable service) in a 2012 transaction. Any retirement costs associated with non-recoverable service is not recoverable through rates.

Pension Plans

We sponsor the Oncor Retirement Plan and also have liabilities under the Vistra Retirement Plan (formerly EFH Retirement Plan), both of which are qualified pension plans under Section 401(a) of the Code, and are subject to the provisions of ERISA. Employees do not contribute to either plan. These pension plans provide benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees, who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. It is the sponsors’ policy to fund the plans on a current basis to the extent required under existing federal tax and ERISA regulations.

We also have the Supplemental Retirement Plan for certain employees whose retirement benefits cannot be fully earned under the qualified retirement plan. Supplemental Retirement Plan amounts are included in the reported pension amounts below.

Oncor OPEB Plan

Oncor’s OPEB Plan covers our eligible current and future retirees. Pursuant to our agreement with a Vistra affiliate, we sponsor an OPEB plan that covers certain eligible retirees of Oncor, EFH Corp./Vistra and their affiliates whose employment service was assigned to both Oncor (or a predecessor regulated electric business) and a non-regulated business of EFH Corp. Vistra is solely responsible for its portion of the liability for retiree benefits related to those retirees. As we are not responsible for Vistra’s portion of the Oncor OPEB Plan’s unfunded liability totaling $111 million as of December 31, 2017, that amount is not reported on our balance sheet.

OPEB plan contributions are generally required to be made at least annually based on OPEB expense included in rates. Contributions are placed in an irrevocable external trust fund dedicated to the payment of OPEB expenses.

For employees retiring on or after January 1, 2002, the retiree contributions required for such coverage vary based on a formula depending on the retiree’s age and years of service.

Pension and OPEB Costs Recognized as Expense

Pension and OPEB amounts provided herein include amounts related only to our portion of the various plans based on actuarial computations and reflect our employee and retiree demographics as described above. Our net costs related to pension and OPEB plans for the years ended December 31, 2017, 2016 and 2015 were comprised of the following:

	Year Ended December 31,
	2017	2016	2015
Pension costs	$85	$76	$104
OPEB costs	58	62	53

Total benefit costs	143	138	157
Less amounts recognized principally as property or a regulatory asset	(98)	(100)	(113)

Net amounts recognized as expense	$45	$38	$44

The calculated value method is used to determine the market-related value of the assets held in the trust for purposes of calculating our pension costs. Realized and unrealized gains or losses in the market-related value of assets are included over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

The fair value method is used to determine the market-related value of the assets held in the trust for purposes of calculating OPEB cost.

Detailed Information Regarding Pension and OPEB Benefits

The following pension and OPEB information is based on December 31, 2017, 2016 and 2015 measurement dates:

	Pension Plans			OPEB Plan
	Year Ended December 31,			Year Ended December 31,
	2017	2016	2015	2017	2016	2015
Assumptions Used to Determine Net Periodic Pension and OPEB Costs:
Discount rate	4.05%	4.30%	3.96%	4.35%	4.60%	4.23%
Expected return on plan assets	5.17%	5.54%	5.26%	6.10%	6.30%	6.65%
Rate of compensation increase	3.33%	3.29%	3.29%	—	—	—
Components of Net Pension and OPEB Costs:
Service cost	$24	$23	$25	$7	$7	$7
Interest cost	131	134	131	47	49	43
Expected return on assets	(115)	(122)	(115)	(8)	(9)	(10)
Amortization of prior service cost (credit)	—	—	—	(20)	(20)	(20)
Amortization of net loss	45	41	63	32	35	33

Net periodic pension and OPEB costs	$85	$76	$104	$58	$62	$53

Other Changes in Plan Assets and Benefit Obligations Recognized as Regulatory Assets or in Other Comprehensive Income:
Net loss (gain)	$(11)	$41	$37	$139	$10	$39
Amortization of net loss	(45)	(41)	(63)	(32)	(35)	(33)
Plan amendments	—	—	—	(78)	—	—
Amortization of prior service (cost) credit	—	—	—	20	20	20

Total recognized as regulatory assets or other comprehensive income	(56)	—	(26)	49	(5)	26

Total recognized in net periodic pension and OPEB costs and as regulatory assets or other comprehensive income	$29	$76	$78	$107	$57	$79

	Pension Plans			OPEB Plan
	Year Ended December 31,			Year Ended December 31,
	2017	2016	2015	2017	2016	2015
Assumptions Used to Determine Benefit Obligations at Period End:
Discount rate	3.54%	4.05%	4.30%	3.73%	4.35%	4.60%
Rate of compensation increase	4.46%	3.33%	3.29%	—	—	—

	Pension Plans		OPEB Plan
	Year Ended December 31,		Year Ended December 31,
	2017	2016	2017	2016
Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$3,307	$3,201	$1,116	$1,088
Service cost	24	23	7	7
Interest cost	131	134	47	49
Participant contributions	—	—	19	17
Assumption of liabilities	—	—	—	7
Plan amendments	—	—	(78)	—
Actuarial (gain) loss	201	106	154	10
Benefits paid	(163)	(157)	(67)	(62)

Projected benefit obligation at end of year	$3,500	$3,307	$1,198	$1,116

Accumulated benefit obligation at end of year	$3,387	$3,213	$—	$—
Change in Plan Assets:
Fair value of assets at beginning of year	$2,287	$2,252	$143	$141
Actual return (loss) on assets	327	188	23	9
Employer contributions	149	4	31	31
Assets related to assumed liabilities	—	—	—	7
Participant contributions	—	—	19	17
Benefits paid	(163)	(157)	(67)	(62)

Fair value of assets at end of year	$2,600	$2,287	$149	$143

Funded Status:
Projected benefit obligation at end of year	$(3,500)	$(3,307)	$(1,198)	$(1,116)
Fair value of assets at end of year	2,600	2,287	149	143

Funded status at end of year	$(900)	$(1,020)	$(1,049)	$(973)

	Pension Plans		OPEB Plan
	Year Ended December 31,		Year Ended December 31,
	2017	2016	2017	2016
Amounts Recognized in the Balance Sheet Consist of:
Liabilities:
Other current liabilities	$(4)	$(4)	$(12)	$—
Other noncurrent liabilities	(896)	(1,016)	(1,037)	(973)

Net liability recognized	$(900)	$(1,020)	$(1,049)	$(973)

Regulatory assets:
Net loss	$538	$583	$402	$296
Prior service cost (credit)	—	—	(86)	(30)

Net regulatory asset recognized	$538	$583	$316	$266

Accumulated other comprehensive net loss	$124	$136	$3	$4

The following tables provide information regarding the assumed health care cost trend rates.

	Year Ended December 31,
	2017	2016
Assumed Health Care Cost Trend Rates – Not Medicare Eligible:
Health care cost trend rate assumed for next year (a)	8.00%	5.80%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	4.50%	5.00%
Year that the rate reaches the ultimate trend rate	2026	2024
Assumed Health Care Cost Trend Rates – Medicare Eligible:
Health care cost trend rate assumed for next year (b)	9.40%	5.70%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	4.50%	5.00%
Year that the rate reaches the ultimate trend rate	2026	2024

(a)	2017 trend rates include weighting for prescription drugs. Comparable rate for 2016 is 6.80%.
(b)	2017 trend rates include weighting for prescription drugs. Comparable rate for 2016 is 8.40%.

	1-Percentage Point Increase	1-Percentage Point Decrease
Sensitivity Analysis of Assumed Health Care Cost Trend Rates:
Effect on accumulated postretirement obligation	$158	$(131)
Effect on postretirement benefits cost	8	(6)

The following table provides information regarding pension plans with projected benefit obligations (PBO) and accumulated benefit obligations (ABO) in excess of the fair value of plan assets.

	At December 31,
	2017	2016
Pension Plan with PBO and ABO in Excess of Plan Assets:
Projected benefit obligations	$3,316	$3,137
Accumulated benefit obligations	3,207	3,051
Plan assets	2,409	2,112

Pension and OPEB Plans Investment Strategy and Asset Allocations

Our investment objective for the retirement plans is to invest in a suitable mix of assets to meet the future benefit obligations at an acceptable level of risk, while minimizing the volatility of contributions. Equity securities are held to achieve returns in excess of passive indexes by participating in a wide range of investment opportunities. International equity, real estate securities and credit strategies (high yield bonds, emerging market debt and bank loans) are used to further diversify the equity portfolio. International equity securities may include investments in both developed and emerging international markets. Fixed income securities include primarily corporate bonds from a diversified range of companies, U.S. Treasuries and agency securities and money market instruments. Our investment strategy for fixed income investments is to maintain a high grade portfolio of securities, which assists us in managing the volatility and magnitude of plan contributions and expense while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses.

The Oncor Retirement Plan’s investments are managed in two pools: one pool associated with the recoverable service portion of plan obligations related to Oncor’s regulated utility business, and a second pool associated with the non-recoverable service portion of plan obligations not related to Oncor’s regulated utility business. Each pool is invested in a broadly diversified portfolio as shown below. The second pool represents about 31% of total investments at December 31, 2017.

The target asset allocation ranges of the pension plans investments by asset category are as follows:

Target Allocation Ranges
Asset Category	Recoverable	Non-recoverable
International equities	13% - 21%	5% - 9%
U.S. equities	16% - 24%	6% - 10%
Real estate	3% - 6%	-
Credit strategies	5% - 9%	4% - 6%
Fixed income	45% - 57%	76% - 84%

Our investment objective for the OPEB plan primarily follows the objectives of the pension plans discussed above, while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses. The actual amounts at December 31, 2017 provided below are consistent with the asset allocation targets.

Fair Value Measurement of Pension Plans Assets

At December 31, 2017 and 2016, pension plans assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2017
	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$—	$11	$—	$11
Equity securities:
U.S.	235	2	—	237
International	271	—	—	271
Fixed income securities:
Corporate bonds (a)	—	1,081	—	1,081
U.S. Treasuries	—	251	—	251
Other (b)	—	44	—	44
Real estate	—	—	3	3

Total assets in the fair value hierarchy	$506	$1,389	$3	1,898

Total assets measured at net asset value (c)				702

Total fair value of plan assets				$2,600

	At December 31, 2016
	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$—	$14	$—	$14
Equity securities:
U.S.	193	3	—	196
International	225	—	—	225
Fixed income securities:
Corporate bonds (a)	—	1,089	—	1,089
U.S. Treasuries	—	223	—	223
Other (b)	—	40	—	40
Real estate	—	—	5	5

Total assets in the fair value hierarchy	$418	$1,369	$5	$1,792

Total assets measured at net asset value (c)				495

Total fair value of plan assets				$2,287

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody’s.
(b)	Other consists primarily of municipal bonds, emerging market debt, bank loans and fixed income derivative instruments.
(c)

Fair value was measured using the net asset value (NAV) per share as a practical expedient as the investments did not have a readily determinable fair value and are not required to be classified in the fair value hierarchy. The NAV fair value amounts presented here are intended to permit a reconciliation to the total fair value of plan assets.

The decrease in the fair value of the Level 3 assets was due to the sale of a portion of the investments.

Fair Value Measurement of OPEB Plan Assets

At December 31, 2017 and 2016, OPEB plan assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2017
	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$1	$1	$—	$2
Equity securities:
U.S.	35	—	—	35
International	33	—	—	33
Fixed income securities:
Corporate bonds (a)	—	30	—	30
U.S. Treasuries	—	3	—	3
Other (b)	28	1	—	29

Total assets in the fair value hierarchy	$97	$35	$—	132

Total assets measured at net asset value (c)				17

Total fair value of plan assets				$149

	At December 31, 2016
	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$2	$—	$—	$2
Equity securities:
U.S.	41	—	—	41
International	28	—	—	28
Fixed income securities:
Corporate bonds (a)	—	28	—	28
U.S. Treasuries	—	2	—	2
Other (b)	28	—	—	28

Total assets in the fair value hierarchy	$99	$30	$—	129

Total assets measured at net asset value (c)				14

Total fair value of plan assets				$143

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody’s.
(b)	Other consists primarily of diversified bond mutual funds.
(c)

Fair value was measured using the net asset value (NAV) per share as a practical expedient as the investments did not have a readily determinable fair value and are not required to be classified in the fair value hierarchy. The NAV fair value amounts presented here are intended to permit a reconciliation to the total fair value of plan assets.

Expected Long-Term Rate of Return on Assets Assumption

The retirement plans’ strategic asset allocation is determined in conjunction with the plans’ advisors and utilizes a comprehensive Asset-Liability modeling approach to evaluate potential long-term outcomes of various investment strategies. The modeling incorporates long-term rate of return assumptions for each asset class based on historical and future expected asset class returns, current market conditions, rate of inflation, current prospects for economic growth, and taking into account the diversification benefits of investing in multiple asset classes and potential benefits of employing active investment management.

Pension Plans		OPEB Plan
Asset Class	Expected Long-Term Rate of Return	Asset Class	Expected Long-Term Rate of Return
International equity securities	7.33%	401(h) accounts	6.51%
U.S. equity securities	6.40%	Life insurance VEBA	6.13%
Real estate	5.60%	Union VEBA	6.13%
Credit strategies	5.03%	Non-union VEBA	2.60%

Fixed income securities	4.20%	Weighted average	6.20%

Weighted average (a)	5.48%

(a)	The 2018 expected long-term rate of return for the nonregulated portion of the Oncor Retirement Plan is 4.36% and 4.78% for Oncor’s portion of the Vistra Retirement Plan.

Significant Concentrations of Risk

The plans’ investments are exposed to risks such as interest rate, capital market and credit risks. We seek to optimize return on investment consistent with levels of liquidity and investment risk which are prudent and reasonable, given prevailing capital market conditions and other factors specific to participating employers. While we recognize the importance of return, investments will be diversified in order to minimize the risk of large losses unless, under the circumstances, it is clearly prudent not to do so. There are also various restrictions and guidelines in place including limitations on types of investments allowed and portfolio weightings for certain investment securities to assist in the mitigation of the risk of large losses.

Assumed Discount Rate

For the Oncor retirement plans at December 31, 2017, we selected the assumed discount rate using the Aon Hewitt AA-AAA Bond Universe yield curve, which is based on corporate bond yields and at December 31, 2017 consisted of 1,029 corporate bonds with an average rating of AA and AAA using Moody’s, S&P and Fitch ratings. For the Oncor OPEB Plan at December 31, 2017, we selected the assumed discount rate using the Aon Hewitt AA Above Median yield curve, which is based on corporate bond yields and at December 31, 2017 consisted of 391 corporate bonds with an average rating of AA using Moody’s, S&P and Fitch ratings.

Amortization in 2018

In 2018, amortization of the net actuarial loss for the defined benefit pension plans from regulatory assets and other comprehensive income into net periodic benefit cost is expected to be $45 million and $4 million, respectively. No amortization of prior service credit is expected in 2018 for the defined benefit pension plans. Amortization of the net actuarial loss for the OPEB plan from regulatory assets and other comprehensive income into net periodic benefit cost is expected to be $56 million and $1 million, respectively. Amortization of prior service credit for the OPEB plan from regulatory assets and other comprehensive income into net periodic benefit cost is expected to be $30 million and zero, respectively.

Pension and OPEB Plans Cash Contributions

Our contributions to the benefit plans were as follows:

	Year Ended December 31,
	2017	2016	2015
Pension plans contributions	$149	$4	$54
OPEB plan contributions	31	31	25

Total contributions	$180	$35	$79

Our funding for the pension plans and the Oncor OPEB Plan is expected to total $82 million and $35 million, respectively in 2018 and approximately $556 million and $178 million, respectively, in the 2018 to 2022 period.

Future Benefit Payments

Estimated future benefit payments to participants are as follows:

	2018	2019	2020	2021	2022	2023-27
Pension plans	$186	$187	$192	$197	$200	$1,050
OPEB plan	$56	$59	$62	$65	$68	$351

Thrift Plan

Our employees are eligible to participate in a qualified savings plan, a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. Under the plan, employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, a portion of their regular salary or wages as permitted under law. Employer matching contributions are made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Oncor Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Oncor Retirement Plan. Employer matching contributions are made in cash and may be allocated by participants to any of the plan’s investment options. Our contributions to the Oncor Thrift Plan totaled $17 million, $15 million and $14 million for the years ended December 31, 2017, 2016 and 2015, respectively.

11.	STOCK-BASED COMPENSATION

We currently do not offer stock-based compensation to our employees or directors. In 2008, we established the SARs Plan under which certain of our executive officers and key employees were granted stock appreciation rights payable in cash, or in some circumstances, Oncor membership interests. In February 2009, we established the Oncor Electric Delivery Company LLC Director Stock Appreciation Rights Plan (the Director SARs Plan) under which certain non-employee members of our board of directors and other persons having a relationship with us were granted SARs payable in cash, or in some circumstances, Oncor membership interests.

In November 2012, we accepted the early exercise of all outstanding SARs (both vested and unvested) issued to date pursuant to both SARs Plans. As part of the 2012 early exercise of SARs we began accruing interest on dividends declared with respect to the SARs. Under both SARs plans, dividends that were paid in respect of Oncor membership interests while the SARs were outstanding were credited to the SARs holder’s account as if the SARs were units, payable upon the earliest to occur of death, disability, separation from service, unforeseeable emergency, a change in control, or the occurrence of an event triggering SAR exercisability pursuant to Section 5(c)(ii) of the SARs Plan. As a result, at December 31, 2017, we have recorded a liability of approximately $11 million relating to SARS dividend accruals. For accounting purposes, the liability is discounted based on an employee’s or director’s expected retirement date. We recognized approximately $1 million in accretion and interest with respect to such dividends in each of the years 2017, 2016 and 2015.

12.	RELATED-PARTY TRANSACTIONS

The following represent our significant related-party transactions and related matters. See Note 2 for additional information regarding related-party contingencies resulting from the EFH Bankruptcy Proceedings and information regarding the Vistra Spin-Off. As a result of the Vistra Spin-Off, Vistra and its subsidiaries, including Luminant and TXU Energy, ceased to be related parties as of October 3, 2016.

•

We recorded revenue from TCEH, principally for electricity delivery fees, which totaled $715 million for the period January 1, 2016 through October 2, 2016 and $955 million for the year ended December 31, 2015. The fees are based on rates regulated by the PUCT that apply to all REPs.

•

EFH Corp. subsidiaries charged us for certain administrative services at cost. Our payments to EFH Corp. subsidiaries for administrative services, which are primarily reported in operation and maintenance expenses, totaled $1 million and $17 million for the years ended December 31, 2016 and 2015, respectively. We also charge each other for shared facilities at cost. Our payments to EFH Corp. subsidiaries for shared facilities totaled $3 million and $4 million for the years ended December 31, 2016 and 2015, respectively. Payments we received from EFH Corp. subsidiaries related to shared facilities, totaled $1 million and $2 million for the years ended December 31, 2016 and 2015, respectively.

•

We are not a member of EFH Corp.’s consolidated tax group, but EFH Corp.’s consolidated federal income tax return includes EFH Corp.’s portion of our results due to EFH Corp.’s equity ownership in us. Under the terms of a tax sharing agreement among us, Oncor Holdings, Texas Transmission, Investment LLC and EFH Corp., we are generally obligated to make payments to Texas Transmission, Investment LLC and EFH Corp., pro rata in accordance with their respective membership interests, in an aggregate amount that is substantially equal to the amount of federal income taxes that we would have been required to pay if we were filing our own corporate income tax return. EFH Corp. also includes our results in its consolidated Texas margin tax payments, which we account for as income taxes and calculate as if we were filing our own return. See discussion in Note 1 under “Provision in Lieu of Income Taxes.” Under the “in lieu of” tax concept, all in lieu of tax assets and tax liabilities represent amounts that will eventually be settled with our members. In the event such amounts are not paid under the tax sharing agreement, it is probable that this regulatory liability will continue to be included in Oncor’s rate setting processes.

Amounts payable to (receivable from) members related to income taxes under the agreement and reported on our balance sheet consisted of the following:

	At December 31, 2017			At December 31, 2016
	EFH Corp.	Texas Transmission	Total	EFH Corp.	Texas Transmission	Total
Federal income taxes receivable	$(21)	$(5)	$(26)	$(62)	$(18)	$(80)
Texas margin taxes payable	21	—	21	20	—	20

Net payable (receivable)	$—	$(5)	$(5)	$(42)	$(18)	$(60)

Cash payments made to (received from) members related to income taxes consisted of the following:

	Year Ended December 31, 2017			Year Ended December 31, 2016			Year Ended December 31, 2015
	EFH Corp.	Texas Transm.	Total	EFH Corp.	Texas Transm.	Total	EFH Corp.	Texas Transm.	Total
Federal income taxes	$(102)	$(12)	$(114)	$—	$—	$—	$108	$27	$135
Texas margin taxes	20	—	20	20	—	20	24	—	24

Total payments (receipts)	$(82)	$(12)	$(94)	$20	$—	$20	$132	$27	$159

•

Related parties of the Sponsor Group have (1) sold, acquired or participated in the offerings of our debt or debt securities in open market transactions or through loan syndications, and (2) performed various financial advisory, dealer, commercial banking and investment banking services for us and certain of our affiliates for which they have received or will receive customary fees and expenses, and may from time to time in the future participate in any of the items in (1) and (2) above. Also, as of December 31, 2017, approximately 16% of the equity in an existing vendor of the company was owned by a member of the Sponsor Group. During 2017 and 2016, this vendor performed transmission and distribution system construction and maintenance services for us. Cash payments were made for such services to this vendor and/or its subsidiaries totaling $219 million for 2017, of which approximately $210 million was capitalized and $9 million recorded as an operation and maintenance expense, and $188 million for 2016, of which approximately $180 million was capitalized and $8 million recorded as an operation and maintenance expense. At December 31, 2017 and 2016, we had outstanding trade payables to this vendor of $7 million and $5 million, respectively.

See Notes 1, 4, 9 and 10 for information regarding the tax sharing agreement, distributions to members and our participation in the Vistra Retirement Plan.

13.	SUPPLEMENTARY FINANCIAL INFORMATION

Variable Interest Entities

Through December 29, 2016, we were the primary beneficiary and consolidated a former wholly-owned VIE, Bondco, which was organized for the limited purpose of issuing specific transition bonds and purchasing and owning transition property acquired from us that was pledged as collateral to secure the bonds. We acted as the servicer for this entity to collect transition charges authorized by the PUCT. These funds were remitted to the trustee and used for interest and principal payments on the transition bonds and related costs. Bondco was dissolved effective December 29, 2016.

Bondco had issued an aggregate $1.3 billion principal amount of transition bonds during 2003 and 2004. The 2003 Series transition bonds matured and were paid in full in 2015 and the 2004 Series transition bonds matured and were paid in full in May 2016. We did not provide any financial support to Bondco during the year ended December 31, 2016.

Major Customers

Revenues from subsidiaries of Vistra (formerly subsidiaries of TCEH) represented 22%, 23% and 25% of our total operating revenues for the years ended December 31, 2017, 2016 and 2015, respectively. Revenues from REP subsidiaries of another nonaffiliated entity, collectively represented 18%, 17% and 17% of total operating revenues for the years ended December 31, 2017, 2016 and 2015, respectively. No other customer represented 10% or more of our total operating revenues.

Other Income and Deductions
	Year Ended December 31,
	2017	2016	2015
Accretion of fair value adjustment (discount) to regulatory assets due to acquisition accounting	$—	$1	$5
Professional fees	(15)	(15)	(19)
Non-recoverable pension and OPEB (Note 9)	(5)	(2)	(9)
Interest income	6	2	—
Other	(1)	(1)	1

Total other income and (deductions)—net	$(15)	$(15)	$(22)

Interest Expense and Related Charges

	Year Ended December 31,
	2017	2016	2015
Interest	$351	$341	$335
Amortization of debt issuance costs and discounts	3	3	3
Less allowance for funds used during construction – capitalized interest portion	(12)	(8)	(5)

Total interest expense and related charges	$342	$336	$333

Trade Accounts and Other Receivables

Trade accounts and other receivables reported on our balance sheet consisted of the following:

	At December 31,
	2017	2016
Gross trade accounts and other receivables	$638	$548
Allowance for uncollectible accounts	(3)	(3)

Trade accounts receivable – net	$635	$545

At December 31, 2017, REP subsidiaries of two of our largest counterparties collectively represented approximately 12% and 10% of the trade accounts receivable balance and at December 31, 2016, represented approximately 15% and 12% of the trade accounts receivable balance.

Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by nonaffiliated REPs are deferred as a regulatory asset.

Investments and Other Property

Investments and other property reported on our balance sheet consist of the following:

	At December 31,
	2017	2016
Assets related to employee benefit plans, including employee savings programs	$111	$98
Land	2	2

Total investments and other property	$113	$100

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. At December 31, 2017 and 2016, the face amount of these policies totaled $162 million and $153 million, respectively, and the net cash surrender values (determined using a Level 2 valuation technique) totaled $84 million and $76 million for the years ended December 31, 2017 and 2016, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at market value.

Property, Plant and Equipment

Property, plant and equipment reported on our balance sheet consisted of the following:

	Composite Depreciation Rate/	At December 31,
	Avg. Life at December 31, 2017	2017	2016
Assets in service:
Distribution	2.9% / 34.3 years	$12,467	$11,369
Transmission	2.9% / 34.7 years	7,870	7,734
Other assets	7.1% / 14.1 years	1,380	1,131

Total		21,717	20,234
Less accumulated depreciation		7,255	6,836

Net of accumulated depreciation		14,462	13,398
Construction work in progress		402	416
Held for future use		15	15

Property, plant and equipment – net		$14,879	$13,829

Depreciation expense as a percent of average depreciable property approximated 3.4%, 3.5% and 3.6% for the years ended December 31, 2017, 2016 and 2015, respectively.

Intangible Assets

Intangible assets (other than goodwill) reported on our balance sheet as part of property, plant and equipment consisted of the following:

	At December 31, 2017			At December 31, 2016
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Identifiable intangible assets subject to amortization:
Land easements	$453	$96	$357	$491	$94	$397
Capitalized software	679	339	340	470	326	144

Total	$1,132	$435	$697	$961	$420	$541

Aggregate amortization expense for intangible assets totaled $57 million, $61 million and $64 million for the years ended December 31, 2017, 2016 and 2015, respectively. At December 31, 2017, the weighted average remaining useful lives of capitalized land easements and software were 82 years and 8 years, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Year	Amortization Expense
2018	$47
2019	44
2020	43
2021	43
2022	43

At both December 31, 2017 and 2016, goodwill totaling $4.1 billion was reported on our balance sheet. None of this goodwill is being deducted for tax purposes. See Note 1 regarding goodwill impairment assessment and testing.

Employee Benefit Obligations and Other

Employee benefit obligations and other reported on our balance sheet consisted of the following:

	At December 31,
	2017	2016
Retirement plans and other employee benefits	$2,035	$2,092
Uncertain tax positions (including accrued interest)	—	3
Investment tax credits	10	12
Other	57	61

Total employee benefit obligations and other	$2,102	$2,168

Supplemental Cash Flow Information

	Year Ended December 31,
	2017	2016	2015
Cash payments related to:
Interest	$345	$336	$346
Less capitalized interest	(12)	(8)	(5)

Interest payments (net of amounts capitalized)	$333	$328	$341

Amount in lieu of income taxes:
Federal	$(114)	$—	$135
State	20	20	43

Total payments (refunds) in lieu of income taxes	$(94)	$20	$178

Noncash Sharyland Asset Exchange costs	$383	$—	$—
Noncash construction expenditures (a)	$129	$122	$56

(a)	Represents end-of-period accruals.

Quarterly Information (unaudited)

Results of operations by quarter for the years ended December 31, 2017 and 2016 are summarized below. In our opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair statement of such amounts have been made. Quarterly results are not necessarily indicative of a full year’s operations because of seasonal and other factors.

2017	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenues	$935	$964	$1,068	$991
Operating income(a)	164	202	252	190
Net income	73	112	157	77
2016	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenues	$943	$948	$1,071	$958
Operating income(a)	174	200	255	166
Net income	81	110	163	77

(a)	As adjusted for the retrospective adoption of ASU 2017-07, as discussed in Note 1.

14.	SHARYLAND ASSET EXCHANGE

On July 21, 2017, we entered into the Sharyland Agreement with the Sharyland Entities. The Sharyland Agreement provided that we would exchange certain of our transmission assets and cash for certain of the Sharyland Entities’ distribution assets (constituting substantially all of their electricity distribution business) and certain of their transmission assets. The transaction for assets between Oncor and SDTS was structured to qualify, in part, as a simultaneous tax deferred like kind exchange of assets to the extent that the assets exchanged are of “like kind” (within the meaning of Section 1031 of the Code).

On August 4, 2017, we, SDTS and SU filed a joint application for sale, transfer, or merger in PUCT Docket No. 47469 requesting PUCT approval of the Sharyland Asset Exchange, and on October 13, 2017, the PUCT issued an order approving the transactions. On November 9, 2017, the parties consummated the transactions. We exchanged approximately $383 million of our transmission assets, consisting of approximately 258 miles (517 circuit miles) of 345 kV transmission lines, and approximately $25 million in cash for approximately $408 million of the Sharyland Entities’ distribution assets and certain of their transmission assets.

The transaction expanded our customer base in west Texas and provides some potential growth opportunities of the distribution network. As part of the transaction, we acquired approximately 55,000 customers. The acquisition did not result in the recognition of goodwill as the assets’ regulatory book value approximates their fair value.

Distribution revenues following the November 9, 2017 Sharyland Asset Exchange included in our 2017 consolidated results are $12 million. Earnings of the Sharyland distribution assets we acquired are largely offset by a reduction in earnings attributable to the transfer of transmission assets. The Sharyland Asset Exchange did not have a material effect on our results of operations, financial position or cash flows for the year ended December 31, 2017. Had the Sharyland Asset Exchange occurred at the beginning of the 2017 annual reporting period, the revenue and earnings of the combined entity for the current reporting period would not have been significantly different.

ONCOR ELECTRIC DELIVERY COMPANY LLC

Offers to Exchange

$350,000,000 aggregate principal amount of its 3.70% Senior Secured Notes due 2028, $318,328,000 aggregate principal amount of its 5.75% Senior Secured Notes due 2029 and $450,000,000 aggregate principal amount of its 4.10% Senior Secured Notes due 2048, each of which have been registered under the Securities Act of 1933, as amended, for any and all of its outstanding 3.70% Senior Secured Notes due 2028, 5.75% Senior Secured Notes due 2029 and 4.10% Senior Secured Notes due 2048

Until March 21, 2019, the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in the exchange offers, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.